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2006 ANNUAL REPORT >

175 YEARS

Scotiabank

Celebrating 175 years
Scotiabank Group is celebrating its 175th anniversary in 2007, recognizing a success that began in a single office in Halifax, Nova Scotia, in 1832. Today, Scotiabank is one of North America’s premier financial institutions and Canada’s most international bank. With close to 57,000 employees, Scotiabank Group and its affiliates serve approximately 12 million customers in some 50 countries around the world, offering a diverse range of products and services, including personal, commercial, corporate and investment banking.
Scotiabank measures performance not only in terms of creating shareholder value, but also by our success in building customer satisfaction and employee engagement, and supporting the communities we serve.
> 2006 BUSINESS LINE EARNINGS

Domestic Banking provides a comprehensive range of banking and investment services to almost 7 million retail, wealth management, small business and commercial customers across Canada. Our multi-channel domestic delivery network includes more than 970 branches, close to 2,750 automated banking machines, Internet, telephone and wireless banking, three call centres, 100 wealth management branches, four dealer finance centres, and six commercial business support centres.
$1,279**million

International Banking encompasses Scotiabank’s retail and commercial banking operations in more than 40 countries outside Canada — an international presence unmatched by our domestic competitors. The 27,100 employees of Scotiabank, its subsidiaries and affiliates provide a full range of financial services to approximately 5 million customers in the following geographic regions: the Caribbean and Central America, Mexico, Latin America and Asia.
$1,054**million

Scotia Capital As the wholesale banking business of the Scotiabank Group, Scotia Capital offers wholesale financial products to corporate, government and institutional clients. It provides full-service coverage across the NAFTA region, as well as a niche focus in select markets globally, through two highly cohesive divisions — Global Capital Markets, and Global Corporate and Investment Banking.
$1,047**million

*	Contributions to the Bank’s total net income

**	Net income available to common shareholders

> 2006 FINANCIAL HIGHLIGHTS

As at and for the years ended October 31	2006	2005	2004	2003	2002	(1)

Operating results ($ millions)
Net interest income (TEB(2))	6,848	6,197	5,975	6,246	6,785
Total revenue (TEB(2))	11,648	10,726	10,295	10,261	10,727
Provision for credit losses	216	230	390	893	2,029
Non-interest expenses	6,443	6,043	5,862	5,731	5,974
Provision for income taxes (TEB(2))	1,312	1,173	1,060	1,055	862
Net income	3,579	3,209	2,908	2,422	1,708
Net income available to common shareholders	3,549	3,184	2,892	2,406	1,692

Operating performance
Basic earnings per share ($)	3.59	3.19	2.87	2.38	1.68
Diluted earnings per share ( $)	3.55	3.15	2.82	2.34	1.65
Return on equity (%)	22.1	20.9	19.9	17.6	13.0
Productivity ratio (%) (TEB(2))	55.3	56.3	56.9	55.9	55.7
Net interest margin on total average assets (%) (TEB(2))	1.95	2.00	2.10	2.16	2.29

Balance sheet information ($ millions)
Cash resources and securities	118,878	93,964	75,928	83,773	76,467
Loans and acceptances	238,034	198,581	178,854	178,478	194,070
Total assets	379,006	314,025	279,212	285,892	296,380
Deposits	263,914	217,445	195,196	192,672	195,618
Preferred shares	600	600	300	300	300
Common shareholders’ equity	16,947	15,482	14,685	13,814	13,502
Assets under administration	191,869	171,392	156,800	161,974	144,433
Assets under management	27,843	26,630	21,225	19,964	21,472

Capital measures (%)
Tier 1 capital ratio	10.2	11.1	11.5	10.8	9.9
Total capital ratio	11.7	13.2	13.9	13.2	12.7
Common equity to risk-weighted assets	8.8	9.7	9.9	9.2	8.6
Tangible common equity to risk-weighted assets(3)	8.3	9.3	9.7	8.9	8.3
Risk-weighted assets ($ millions)	197,010	162,799	150,549	154,523	165,417

Credit quality
Net impaired loans(4)($ millions)	570	681	879	1,522	2,095
General allowance for credit losses ($ millions)	1,307	1,330	1,375	1,475	1,475
Net impaired loans as a % of loans and acceptances(4)	0.24	0.34	0.49	0.85	1.08
Specific provision for credit losses as a % of average loans and acceptances	0.13	0.14	0.27	0.48	1.05

Common share information
Share price ($)
High	49.80	44.22	40.00	33.70	28.10
Low	41.55	36.41	31.08	22.28	21.01
Close	49.30	42.99	39.60	32.74	22.94
Shares outstanding (millions)
Average – Basic	988	998	1,010	1,010	1,009
Average – Diluted	1,001	1,012	1,026	1,026	1,026
End of period	990	990	1,009	1,011	1,008
Dividends per share ($)	1.50	1.32	1.10	0.84	0.73
Dividend yield (%)	3.3	3.3	3.1	3.0	3.0
Dividend payout ratio(5) (%)	41.8	41.4	38.4	35.3	43.2
Market capitalization ($ millions)	48,783	42,568	39,937	33,085	23,129
Book value per common share ($)	17.13	15.64	14.56	13.67	13.39
Market value to book value multiple	2.9	2.7	2.7	2.4	1.7
Price to earnings multiple (trailing 4 quarters)	13.7	13.5	13.8	13.8	13.7

Other information
Employees	53,251	46,631	43,928	43,986	44,633
Branches and offices	2,191	1,959	1,871	1,850	1,847

(1)	In 2002, the Bank incurred a charge of $540 million (after tax) on the disposal of Scotiabank Quilmes. This reduced earnings per share by $0.53 and return on equity by 360 basis points.

(2)	Taxable equivalent basis. Refer to the non-GAAP measures on page 28.

(3)	Represents common shareholders’ equity and non-controlling interest in the common equity of operating subsidiaries, less goodwill and intangible assets, as a percentage of risk-weighted assets.

(4)	Net impaired loans are impaired loans less the specific allowance for credit losses.

(5)	Represents common dividends for the period as a percentage of the net income available to common shareholders for the period.

> 2006 FINANCIAL PERFORMANCE
Return on equity (ROE)
ROE measures how well the Bank is using common shareholders’ invested money. It is calculated by dividing net income available to common shareholders by average common shareholders’ equity.
Target: 18-22%
Performance: 22.1%
Productivity
The productivity ratio measures the overall efficiency of the Bank. It expresses non-interest expenses as a percentage of the sum of net interest income (on a taxable equivalent basis) and other income. A lower ratio indicates better productivity.
Target: below 58%
Performance: 55.3%
Earnings per share (EPS) growth
EPS (diluted) is the net income generated per common share*. It is calculated by dividing net income available to common shareholders by the average number of diluted common shares outstanding.
Target: 5-10%
Performance: 13%
* EPS (diluted) gives effect to all dilutive potential common shares that were outstanding during the period.
Tier 1 capital
The Tier 1 capital ratio is a measure of the Bank’s overall strength. It is calculated by dividing Tier 1 capital by risk-weighted assets.
Target: maintain strong capital ratios
Performance: 10.2%
Earnings per share (diluted)
Return on equity
Dividends per common share
Total return to common shareholders(1)
> INSIDE THE 2006 REPORT

2	Message from the Chairman of the Board
3	Message from the President and CEO
6	Corporate Governance
7	The Board of Directors
8	The Executive Team

9	Business Lines

10	Domestic Banking
14	International Banking
18	Scotia Capital
22	Corporate Social Responsibility

25	Management’s Discussion and Analysis

27	Overview
29	Group Financial Performance
36	Group Financial Condition
42	Business Lines
53	Risk Management
64	Controls and Accounting Policies
68	Supplementary Data

87	Consolidated Financial Statements

88	Management’s Responsibility for
Financial Information
89	Shareholders’ Auditors’ Report
90	Consolidated Balance Sheet
91	Consolidated Statement of Income
92	Consolidated Statement of Changes
in Shareholders’ Equity
93	Consolidated Statement of Cash Flows
94	Notes to the Consolidated Financial
Statements

133	Glossary
134	Shareholder Information

Scotiabank is pursuing today’s global opportunities as the most international of Canada’s major banks.
Scotiabank and its affiliates serve approximately 12 million customers through close to 2,200 branches and offices in some 50 countries around the world.*

North America	Caribbean and		South America	Asia/Pacific
Canada	Central America		Brazil	China
Mexico	Anguilla	Jamaica	Chile	Hong Kong SAR, PRC
United States	Antigua and Barbuda	Netherlands Antilles	Guyana	India
	Aruba	(St. Maarten,	Peru	Japan
	Bahamas	Curaçao, Bonaire	Venezuela	Korea (Republic of)
	Barbados	and St. Eustatius)		Malaysia
	Belize British Virgin Islands	Panama Puerto Rico	Europe and Middle East	Singapore Taiwan
	Cayman Islands	St. Kitts and Nevis	Dubai	Thailand
	Costa Rica Dominica Dominican Republic El Salvador Grenada Haiti	St. Lucia St. Vincent and the Grenadines Trinidad and Tobago Turks and Caicos U.S. Virgin Islands	Egypt Ireland United Kingdom	Vietnam

*	Each dot indicates a branch or office in a major centre.

Celebrating a year of opportunity and success
MESSAGE FROM THE CHAIRMAN OF THE BOARD
I am pleased to once again report to you as Chairman of Scotiabank, particularly in this, our 175th year of business.
     Much has changed since our first year of operations – but our core values have remained the same. Our first shareholders meeting took place in a coffee house – and all 80 shareholders were invited. We now have some 20,000 direct shareholders, and millions of individuals have indirect ownership through their mutual funds and pension funds. The first dividend was paid to shareholders on September 11, 1833, and since then, Scotiabank has never missed paying a dividend.
     Corporate governance has always been a key focus for our organization, even before the term existed. The Bank itself was created by an act of Parliament – and by popular demand. There was a clear need for a public bank to provide merchants and the broader public with access to credit –which, at the time, was the realm of small private banks whose chief beneficiaries were the owners and their friends. The purpose of our creation, as outlined in our act of incorporation, was to help increase the “circulating medium of business” – something we are still committed to today.
     While 2006 marked a year of achievement for Scotiabank, 2007 marks a year of celebration. And there are many reasons to be proud. We are Canada’s most international bank – a reputation we began earning when we opened our first non-Canadian office in Minneapolis, Minnesota, in 1885, and our first branch in the Caribbean in Jamaica in 1889.
     Earlier this year, we underscored our international focus with the appointment of Alexis Rovzar de la Torre to our Board of Directors. As executive partner in charge of the Latin American practice of White & Case LLP, a global law firm, his impressive experience and international background are assets that will support our Bank’s success on a global level.
     On this special occasion and on behalf of the Board, I would like to acknowledge the thousands of people in Canada and around the world who have contributed to the growth of our Bank. The proof of their high level of professionalism, inventiveness, creativity and commitment is clear: this Bank has served customers, recognized and rewarded employees and delivered value to shareholders throughout the world successfully for 175 years. We will continue to seek opportunities to do so for many more years to come.

/s/ Arthur R.A. Scace Arthur R.A. Scace
Chairman of the Board
175 years at Scotiabank in Canada and around the world.
We’re proud to report that, in 2007, Scotiabank marks
its 175th anniversary.
2     2006 SCOTIABANK ANNUAL REPORT

Moving forward with opportunity
MESSAGE FROM THE PRESIDENT AND CHIEF EXECUTIVE OFFICER
For our entire 175-year history, each and every employee at Scotiabank has been focused on opportunity.
     We have achieved long-term success by constantly looking for ways to serve our customers better. I am proud to say, that in 2006, we found those opportunities. With the perseverance, energy and dedication of our close to 57,000 employees worldwide, we have, once again, met our main objectives and more.
Report on 2006
Our key priorities in 2006 were sustainable revenue growth, effective capital management, including strategic acquisitions, and leadership, and we delivered a solid performance in each of these areas.
     In 2006, we exceeded all of our key financial and operational targets in achieving record earnings. Net income available to common shareholders was $3,549 million. Year over year diluted earnings per share (EPS) were $3.55, an increase of 13% from last year. Return on equity was 22.1% versus 20.9% last year, and just above the high end of our objective range of 18-22%. Our target was to maintain a productivity ratio below 58%, which we accomplished with a ratio of 55.3% and continued to lead the industry. Total return (share price appreciation plus dividends reinvested) in 2006 was 18%. Over the past 10 years, the compound annual return on the Bank’s shares has averaged 20%.
     Our three business lines performed well yet again, each contributing significantly to our success. Domestic Banking generated the largest share of the Bank’s total net income at 36%, while International Banking and Scotia Capital both contributed 30%.
     We continue to benefit from our focus on deepening existing relationships with customers and attracting new ones. In its annual survey of Canadian consumers, leading market research firm Synovate indicated that Scotiabank led Canada’s major banks in six of 11 customer service categories, including staff service at the branch. And, for the fourth time in six years, we were named “Bank of the Year in Canada” by The Banker magazine, a leading financial services trade journal owned by The Financial Times Group that recognizes industry excellence annually.
     In addition to good organic growth, we made several strategic acquisitions in Domestic Banking. The acquisition of the mortgage business of Maple Financial Group Inc., a leading national mortgage company, contributed to the growth of our mortgage operations. Our purchase of the Canadian operations of the National Bank of Greece resulted in an immediate influx of new customers – some 40,000 in 10 branches in the provinces of Ontario and Quebec.
     We also made a number of significant acquisitions in our international operations. We completed the purchase and merger of two Peruvian banks – Banco Wiese Sudameris and our affiliate, Banco Sudamericano – which resulted in our holding an almost 80% stake in the combined bank. And we acquired Citibank’s retail banking business in the Dominican Republic, where we opened our first branch 86 years ago. In June, we announced an agreement to acquire Corporacion Interfin, the parent of Costa Rica’s Banco Interfin. We are in the process of merging our existing Costa Rican bank with Interfin which, combined, will result in a 14% market share and make us the country’s largest private bank.
     Capital management is also a key priority and a key strength. We have actively managed our capital to ensure that we are
Much has changed since 1832, but Scotiabank’s commitment to the principles of strength, integrity and service, established by our founders, continues to be our guide.
1832 Incorporated March 30, 1832, our Bank began with one small, four-person office in Halifax.
2007 Today we are one of North America’s largest financial institutions, and we continue to grow, to expand the scope and reach of our business.
2006 SCOTIABANK ANNUAL REPORT      3

Scotiabank net income available to common shareholders
($ billions)
ready for acquisitions as opportunities arise. During the past year, we committed, in total, more than $1 billion to acquisitions.
     We also invested significant capital in organic growth opportunities. In the first major expansion of our Canadian branch network since 1997, we opened 15 new branches in high-priority, high-growth markets in 2006 and plan to open another 35 in 2007. In addition, in Mexico, we plan to open more than 85 new branches, and 45 across the rest of our international network.
     We increased dividends to our shareholders by 14% to $1.50, and continued with our policy of share buybacks to offset any dilution.
Priorities for 2007
In 2007, we are raising the bar with financial targets that are even more of a stretch, yet still achievable. We remain committed to our current business model of three strong growth platforms – Domestic Banking, International Banking and Scotia Capital – and maintaining a high level of diversification across our businesses and geographies. With a presence in some 50 countries, we have a well-established international network, primarily in the Americas, with important operations in Asia, which makes us unique among our peers and serves as a foundation for longer-term growth opportunities.
     This year, we will continue to advance our priorities – strong revenue growth and dynamic capital management –across our three business lines.
     Higher sustainable revenue growth continues to be our number one priority. Our strategy for growth is straightforward: 1) organic growth, from both existing customers and new business, and 2) acquisitions across all of our business lines.
     Organic growth requires investments in time, in relationships, in new products and in appropriate delivery channels. It has been an effective area of focus across all three business lines, has increased the depth of our relationships with current clients and has enabled us to build new client relationships.
At the same time, we will also focus on products and services “adjacent” to our existing suite of offerings or in areas that we have not fully explored in the past. In our Domestic Bank, we will pay particular attention to specific high-potential customer segments, develop products based on their needs and continue to expand our branch network and sales forces to better reach these customers.
     In International Banking, we will focus on improved sales and service processes and activities. We will supplement organic growth by expanding in complementary businesses, principally wealth management and insurance. And we will continue to implement improvements in the efficiency of our operating platform.
     Scotia Capital will build upon our NAFTA capabilities, which differentiate us from the competition. We will also build our existing product capabilities in new geographies and expand our areas of global industry specialization – such as oil and gas – and we will develop new products for institutional clients.
     In 2007, as we have in 2006, we will use our capital strength to sustain and support revenue growth initiatives, and for acquisitions.
     The Domestic Bank will continue to be the foundation of our Bank, and there are acquisition opportunities in our home market. In 2007, we will look for them in personal and commercial banking and, in particular, wealth management.
     Our key competitive advantage, however, is our global presence – which represents a rapidly growing share of our earnings. In many of the countries where we already have operations, the markets are growing faster than those in developed countries and the financial sector is expanding. Our focus for acquisitions will be on these markets – particularly in the Americas. We will also continue to explore appropriate opportunities in Asia, given the long-term potential of that region.
     All of our past accomplishments – and those still to come – would not be possible without our employees, who have embraced our “One Team, One Goal” philosophy. We believe that high levels of employee satisfaction and engagement are necessary prerequisites for high levels of customer satisfaction – which, in turn, drive revenue growth and, ultimately, shareholder value. Our annual internal survey, ViewPoint, shows continued improvement in our already-high levels of employee satisfaction, with our Employee Satisfaction Index rising to 87% from 84%. The Diversity Index, which measures employees’ perceptions of fairness, respect and management sensitivity to work/life demands, also increased to 88% from 86% in 2005. We are committed to maintaining these excellent results, and we are proud that Scotiabank is recognized as a top employer in many of the markets we serve, including Canada, Mexico and Jamaica.
4     2006 SCOTIABANK ANNUAL REPORT

2007 Objectives
Financial
•	Return on equity of 20-23%

•	Diluted earnings per share growth of 7-12%

•	Long-term shareholder value through increases in dividends and stock price appreciation
Operational
•	Productivity ratio of <58%

•	Sound ratings

•	Strong practices in corporate governance and compliance processes

•	Sound capital ratios
Customer
•	High levels of customer satisfaction and loyalty

•	Deeper relationships with existing customers

•	New customer acquisition
People
•	High levels of employee satisfaction and engagement

•	Enhance diversity of workforce

•	Commitment to corporate social responsibility and strong community involvement
     We are also committed to enhancing the diversity of our workforce, to mirror changing customer demographics; leveraging the skills and abilities of our people; and attracting and retaining top talent. In recent years, we have been particularly focused on increasing the representation of women on our senior management team. In 2002, 18.9% of our employees in Canada at the level of vice-president or above were women; this year, we achieved an all-time high level of 31%.
     Our commitment to people includes a dedication to corporate social responsibility and strong community involvement. In 2006, Scotiabank contributed more than $42 million to worthy community initiatives around the globe. Our employees share this commitment, enthusiastically donating their time and funds to support local causes, and we are proud of – and grateful for – their contributions.
Long-term vision
Our mission is to become a truly international company, based in Canada, with more than half of our earnings being consistently generated outside the country. We have tremendous potential to grow new products and services in each of our business lines. We have a great team of people, a shared set of priorities and a proud tradition of success – for our shareholders, our customers, our employees and the communities we serve.

/s/ Rick Waugh
Rick Waugh
President and Chief Executive Officer
2006 SCOTIABANK ANNUAL REPORT      5

Corporate Governance and the Board of Directors
Accountability, openness and integrity
We firmly believe that our ongoing commitment and efforts to ensure a strong corporate governance structure and culture across our organization help us deliver value to all our stakeholders.
Detailed information about supervision of Scotiabank in Canada, the United States, Mexico and other jurisdictions, as well as its corporate governance policies and practices, can be found in the annual management proxy circular, annual information form and on the Bank’s website at www.scotiabank.com. Except as summarized in the Corporate Governance section of the Bank’s website, the Bank’s corporate governance practices do not differ significantly from the NYSE listed company corporate governance standards.
Our Best Practices
The Board must assume stewardship of the Bank.
The Board supervises the management of Scotiabank’s business and affairs, with the goal of maintaining the strength and integrity of the Bank.
A majority of the directors are independent.
14 of 16 of the Bank’s current directors are independent.
The Board should have a non-executive chairman or independent lead director.
Scotiabank’s Board is led by a non-executive chairman.
The Bank must adopt and disclose corporate governance guidelines.
The Bank developed a formal Corporate Governance Policy in 2002, which has been enhanced and re-approved each year since. It is reviewed at least annually.
Directors must be elected by majority voting.
Shareholders vote for individual directors. Directors receiving more votes withheld than for in an uncontested election are required to tender their resignation.
Board committees should be composed of outside directors, a majority of whom are independent.
All four of the Board’s committees meet independence guidelines in terms of composition.
The Board must complete an annual evaluation process.
The Board conducts an annual review of its performance and that of its committees.
Non-management directors must meet at regularly scheduled executive sessions without management.
At each meeting of the Board and Board committees, time is specifically reserved for independent discussion without management present.
An education program should be provided for new directors.
An orientation program is in place for all new directors. They also receive a Corporate Governance Information book, which is updated annually and reissued to all directors. All directors participate in the Board’s ongoing education sessions throughout the year.
The Bank must have a written code of ethics and conduct applicable to senior financial officers and the CEO.
All directors, officers and employees of Scotiabank must acknowledge their adherence annually to the Scotiabank Guidelines for Business Conduct*. The Bank has also adopted a Financial Reporting Whistleblower Policy*.
Directors’ interests should be aligned with those of shareholders.
Directors are expected to hold Bank common shares and/or Director Deferred Share Units with a value not less than $300,000, a level that must be reached within five years.
* Available at www.scotiabank.com
6     2006 SCOTIABANK ANNUAL REPORT

> 2006 BOARD OF DIRECTORS

Arthur R.A. Scace, C.M., Q.C.

Mr. Scace is Chairman of Scotiabank and is a corporate director. He has been a Scotiabank director since March 25, 1997, and Chairman since March 2, 2004. He currently sits on the Executive and Risk Committee and the Human Resources Committee (Chair).

The Honourable Barbara J. McDougall, O.C.

Mrs. McDougall is an advisor to Aird & Berlis LLP. A Scotiabank director since March 30, 1999, she currently sits on the Audit and Conduct Review Committee and the Human Resources Committee.

Rick Waugh(1)

Mr. Waugh is President and Chief Executive Officer of Scotiabank. He was appointed a Scotiabank director on March 25, 2003, and currently sits on the Executive and Risk Committee. He is also a director of several of the Bank’s international subsidiaries.

Ronald A. Brenneman

Mr. Brenneman is President and Chief Executive Officer of Petro-Canada. He has been a Scotiabank director since March 28, 2000, and currently sits on the Audit and Conduct Review Committee and the Human Resources Committee.

Elizabeth Parr-Johnston, Ph.D.

Dr. Parr-Johnston is President of Parr-Johnston Economic and Policy Consultants. A Scotiabank director since October 26, 1993, she currently sits on the Audit and Conduct Review Committee and the Corporate Governance and Pension Committee.

Paul D. Sobey

Mr. Sobey is President and Chief Executive Officer of Empire Company Limited. He has been a Scotiabank director since August 31, 1999, and currently sits on the Audit and Conduct Review Committee and the Corporate Governance and Pension Committee.

Laurent Lemaire

Mr. Lemaire is Executive Vice-Chairman of the Board of Cascades Inc. He has been a Scotiabank director since March 31, 1987, and currently sits on the Executive and Risk Committee and the Human Resources Committee.

C.J. Chen

Mr. Chen is Counsel to Rajah & Tann. He has been a Scotiabank director since October 30, 1990, and currently sits on the Corporate Governance and Pension Committee.

The Honourable Michael J.L. Kirby

Mr. Kirby is a corporate director and recently retired as a Member of the Senate of Canada. He has been a Scotiabank director since March 28, 2000, and currently sits on the Audit and Conduct Review Committee (Chair) and the Executive and Risk Committee.

Alexis E. Rovzar de la Torre
Mr. Rovzar is Executive Partner in charge of the Latin America practice of White & Case LLP. He has been a Scotiabank director since December 31, 2005, and currently sits on the Corporate Governance and Pension Committee.
Allan C. Shaw, C.M., LL.D.
Mr. Shaw is non-executive Chairman of The Shaw Group Holding Limited. A Scotiabank director since September 30, 1986, he currently sits on the Corporate Governance and Pension Committee (Chair) and the Executive and Risk Committee.
Gerald W. Schwartz (2), O.C.
Mr. Schwartz is Chairman and Chief Executive Officer of Onex Corporation. He has been a Scotiabank director since May 26, 1999, and currently sits on the Executive and Risk Committee.
Barbara S. Thomas
Ms. Thomas is a corporate director. She has been a Scotiabank director since September 28, 2004, and currently sits on the Audit and Conduct Review Committee.
John T. Mayberry
Mr. Mayberry is the retired Chair of the Board and Chief Executive Officer of Dofasco Inc. He has been a Scotiabank director since March 29, 1994, and currently sits on the Executive and Risk Committee (Chair) and the Human Resources Committee.
N. Ashleigh Everett
Ms. Everett is President, Corporate Secretary and a Director of Royal Canadian Securities Limited. She has been a Scotiabank director since October 28, 1997, and currently sits on the Corporate Governance and Pension Committee and the Human Resources Committee.
John C. Kerr, C.M., O.B.C., LL.D.
Mr. Kerr is Chairman of Lignum Investments Ltd. He has been a Scotiabank director since March 30, 1999, and currently sits on the Corporate Governance and Pension Committee and the Human Resources Committee.
Honorary Directors*

Lloyd I. Barber, C.C.,	Peter C. Godsoe, O.C.	John J. Jodrey,	Malcolm H.D. McAlpine	Helen A. Parker	Thomas G. Rust,
S.O.M., LL.D., Ph.D. Regina Beach, Saskatchewan	Toronto, Ontario	C.M., D.C.L. Hantsport, Nova Scotia	London, England	Sidney, British Columbia	C.M., LL.D. Vancouver, British Columbia
Bruce R. Birmingham	M. Keith Goodrich	Gordon F. MacFarlane, O.B.C., LL.D.	Ian McDougall	Paul J. Phoenix	Isadore Sharp, O.C.
Oakville, Ontario	Lake Forest, Illinois, U.S.A.	Surrey, British Columbia	Lynbrook, New York	Burlington, Ontario	Toronto, Ontario
E. Kendall Cork	The Honourable Henry N.R. Jackman	Donald Maclaren	William S. McGregor	Robert L. Pierce, Q.C.	Marie Wilson, Q.C.
Hillsburgh, Ontario	Toronto, Ontario	Ottawa, Ontario	Edmonton, Alberta	Calgary, Alberta	Toronto, Ontario
Sir Graham Day	Pierre J. Jeanniot, O.C.	Gerald J. Maier	David E. Mitchell, O.C.	David H. Race
Hantsport, Nova Scotia	Montreal, Quebec	Calgary, Alberta	Calgary, Alberta	Toronto, Ontario
			David Morton	Cedric E. Ritchie, O.C.
			Westmount, Quebec	Toronto, Ontario

*	Honorary directors do not attend meetings of the Board.

(1)	Non-independent (NYSE Rules & CSA Guidelines) and affiliated (Bank Act) – President and CEO

(2)	Non-independent (NYSE Rules & CSA Guidelines) – overall business relationship with the Bank
For more information on our Board of Directors, their committees and activities, please see our Management Proxy Circular at www.scotiabank.com.
2006 SCOTIABANK ANNUAL REPORT      7

The Executive Team
S. Jane Rowe
Executive Vice-President, Domestic Personal Lending and Insurance
Sarabjit S. Marwah
Vice-Chairman & Chief Administrative Officer
Robert H. Pitfield
Executive Vice-President, International Banking
Dieter W. Jentsch
Executive Vice-President, Domestic Commercial Banking
Deborah M. Alexander
Executive Vice-President, General Counsel & Secretary
Stephen D. McDonald
Co-Chairman and Co-Chief Executive Officer, Scotia Capital, and Head, Global Corporate and Investment Banking
Peter C. Cardinal
Executive Vice-President, Latin America
Wendy Hannam
Executive Vice-President, Domestic Personal Banking and Distribution
Brian J. Porter
Executive Vice-President & Chief Risk Officer
Luc A. Vanneste
Executive Vice-President & Chief Financial Officer
Kim McKenzie
Executive Vice-President, Information Technology and Solutions
Robert L. Brooks
Vice-Chairman & Group Treasurer
Sylvia D. Chrominska
Executive Vice-President, Human Resources & Public, Corporate and Government Affairs
C. John Schumacher
Co-Chairman and Co-Chief Executive Officer, Scotia Capital, and Head, Global Capital Markets
Barbara Mason
Executive Vice-President, Wealth Management
Tim P. Hayward
Executive Vice-President & Chief Administrative Officer, International Banking
Alberta G. Cefis
Executive Vice-President and Group Head, Global Transaction Banking
Chris J. Hodgson
Executive Vice-President, Head of Domestic Personal Banking
Barry Luter
Chief Executive Officer, Scotiabank (Ireland) Ltd.
8      2006 SCOTIABANK ANNUAL REPORT

Building opportunity through
our major business lines
Scotiabank provides a broad range of retail, commercial, corporate and investment banking services to millions of customers around the globe. Our goal is to be the best Canadian-based international financial services company.
Since welcoming our first customers in 1832, Scotiabank has enjoyed continued success by building on traditional core strengths – risk management, cost control, diversification, customer satisfaction and great employees.
This success is reflected in our philosophy, One Team, One Goal, and in the strength of our three major business lines: Domestic Banking, International Banking and Scotia Capital.
2006 SCOTIABANK ANNUAL REPORT      9

Domestic Banking
10      2006 SCOTIABANK ANNUAL REPORT

Domestic Banking provides a comprehensive range of banking and investment services to almost 7 million retail, wealth management, small business and commercial customers across Canada. Our multi-channel domestic delivery network includes nearly 21,400 employees, more than 970 branches, close to 2,750 automated banking machines, Internet, telephone and wireless banking, three call centres, 100 wealth management branches, four dealer finance centres and six commercial business support centres.
Domestic Banking net income available to common shareholders
($ millions)
The business provides a broad range of day-to-day banking, lending, full-service brokerage, direct brokerage, investing, private client services and insurance services from coast to coast.
     This year, the Domestic Bank contributed almost $1.3 billion, the largest share of Scotiabank’s net income. Results included significant growth in retail and commercial banking, along with higher wealth management transaction-based revenue, offset by margin compression.
     The Canadian financial services market is mature and intensely competitive, but we are confident that there remain significant opportunities for growth. We believe we can achieve our growth plan by delivering on our core purpose – to be the best at helping our customers become financially better off, by providing relevant solutions to meet their unique needs. Our strategy for the next several years will focus on both organic growth and acquisitions. We will look to expand our client base, capturing more customers – by targeting high-growth potential segments, such as small business, commercial, and the pre-retirement and emerging affluent markets; and by emphasizing high-margin, value-added products and services, such as personal core deposits, mutual funds, credit cards and insurance. We will also drive revenue growth through acquisitions, particularly in wealth management. In Commercial Banking, we continue to implement a business model that will result in increased sales opportunities and profitability.
2006 Achievements
Retail and Small Business Banking
Retail Banking continued to grow in 2006. Our focus on deepening relationships with our present customers helped us to maintain high customer satisfaction and loyalty levels – as indicated by our excellent results in the annual Synovate survey of Canadian bank customers, in which we won six of 11 customer service categories, including staff service at the branches.
     At the same time, we added to the number of customers we serve by embarking on the first major expansion of our Canadian branch network in almost 10 years. We opened 15 new branches and added 125 personal bankers in high-growth markets, and are on track to increase our branch financial advisors.
2006 SCOTIABANK ANNUAL REPORT      11

Domestic – vital statistics

	2006	2005	2004
Staffing	21,351	20,191	19,785
Number of branches	972	954	957
Employee satisfaction index (%)	90	89	87
Retail customer loyalty index vs peer group (%)*	39 vs 34	33 vs 31	34 vs 30

*	Source: Synovate CSI
Share of wallet – borrowing*
(% of dollars)
*Over a 12-month period to July 2006
     We also expanded our customer base by purchasing the mortgage lending business of Maple Financial Group, Inc., including Maple Trust Company, a national leader in mortgage lending, as well as the Canadian operations of National Bank of Greece (Canada) (NBG Bank), which, together, added approximately 80,000 new customers and 10 branches in total.
     As a result of these acquisitions, there were substantial market share gains in mortgages and personal lending. We also had an industry-leading gain in personal deposit market share. Deposit growth was assisted by the launch of the Market Powered GIC, a first of its kind in Canada. It provides the opportunity for GIC investors to benefit from stock market gains, while maintaining a guaranteed annual rate. And, to enhance our industry-leading performance in commercial automotive finance, we updated Scotia Dealer Link – an Internet-based dealer inventory and lease management tool for the Bank’s automotive dealership customers.
     Small business volume growth has been good, and customer satisfaction and loyalty have risen year over year. We revitalized our Scotia Professional Plan; introduced ScotiaSkills, an online learning resource; and renewed endorsement or partnership agreements with several business and professional organizations.
     We have taken a more integrated approach to promotional campaigns, including sponsorships, to increase awareness and acquire customers. Scotiabank had the single largest gain in media exposure among the major banks, rising by 40%, largely attributable to our increased focus on sponsorships such as the Scotiabank Giller Prize, the premier Canadian literary award, and the branding of Scotiabank Place in Ottawa.
Wealth Management
In Wealth Management, we continued to see solid growth in most of our business lines. Scotia Partners Portfolios increased net assets by 62%. In June, Scotia VisionTM Funds and the Scotia Diversified Monthly Income Fund celebrated their one-year anniversary, turning in a relatively strong performance. Mutual fund assets grew to $16 billion and Fund-of-funds (Partners Portfolios, Selected Funds and Vision Funds) assets surpassed the $4 billion mark.
Wealth Management assets under administration
($ billions)
     With our Scotia Private Client Group (SPCG), client loyalty remains at an all-time high, with 81% of clients saying SPCG’s overall performance is “very good” or “excellent.” Share of wallet among these clients also increased for the third straight year. Scotiatrust moved into second place in the personal trust industry, surpassing its revenue and net income targets. We also launched the Aqueduct Foundation, a new public charitable foundation that provides clients with a flexible and cost-effective way to make significant charitable gifts.
     ScotiaMcLeod, our full-service brokerage, saw strong growth in its fee-based business, which now accounts for more than 20% of ScotiaMcLeod’s assets. We launched remote access capability for more than 300 sales staff, giving them access to their complete desktop environment from anywhere in the world.
     ScotiaMcLeod Direct Investing (SMDI) experienced a significant increase in trade volume, and new account growth is up. Market
Wealth Management assets under Management
($ billions)
12      2006 SCOTIABANK ANNUAL REPORT

share of assets and accounts continued to grow, and our share of wallet also increased. In an online brokerage review carried out by Surviscor, SMDI ranked first in the category of customer interaction and third overall among 18 direct brokerages in Canada.
Commercial Banking
During 2006, Commercial Banking completed the second year of a three-year program that is designed to better tailor our efforts to clients’ needs, and we have matched the most appropriate individual banker to each customer.
     As 2006 unfolded, industry credit demand strengthened and was fairly widespread across Canada. Our sales force kept focused on business development opportunities and held our place in the market. Operating and profitability goals have been exceeded and credit risk strategies have improved. At the same time, loan losses remained at historically low levels for the second consecutive year.
     As we move into 2007, Commercial Banking is well positioned to take advantage of higher industry demand for credit to grow our business and gain market share.
2007 Priorities
The Domestic Bank has been successful at meeting key goals over the last several years, with particular strength in gaining mortgage business and personal deposits. Our focus going forward continues to be a strong customer-centred strategy, with an emphasis on wealth management and deposit products. This will also help us to better manage our funding costs and margins – another key priority. We will target particular market segments with good growth potential for us, including small business, pre-retirement, emerging affluent, and commercial business owners, and we will provide them with sound advice from a trusted advisor.
     Concurrently, we will also focus on innovative, customer needs-based products. Our plan is to continue to develop products that create value for customers – including personal banking, such as the recently launched Scotia One™ account package, insurance solutions, credit cards, savings and investments.
     Our strong customer culture, combined with our scale, offers a unique opportunity to increase revenue. Expansion of distribution and sales capacity will be an ongoing priority. This will include adding more than 100 new financial advisors to our branches, along with 90 advisors to our investment executive sales force. We opened 15 new branches in 2006 and are on track to add another 35, for a total of 50 branches located in high-growth markets by the end of 2007 – a major expansion of our domestic branch network. We will continue to use electronic strategies to drive sales and will support those efforts with more training for our employees.
     We will also continue to strengthen our position with strategic acquisitions and alliances, particularly in categories where we have a smaller customer base than our major competitors, such as wealth management and retail deposits, and in order to extend our product lines. We will make targeted investments to optimize growth and opportunities, but will remain disciplined, using our capital to ensure increasing value for our shareholders.
Summary
We are confident that the foundation we have built in Domestic Banking will allow us to focus on growth areas in order to generate strong results over the long term.
2006 SCOTIABANK ANNUAL REPORT      13

International Banking
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International Banking encompasses Scotiabank’s retail and commercial banking operations in more than 40 countries outside Canada – an international presence unmatched by our domestic competitors. The more than 27,100 employees of this business line, its subsidiaries and affiliates provide a full range of financial services to approximately 5 million customers across the following geographic regions: the Caribbean and Central America, Mexico, Latin America and Asia.
International Banking net income available
to common shareholders
($ millions)
Scotiabank has long recognized that unique opportunities for growth can be found beyond Canada’s borders: we have been an internationally focused organization for more than 100 years. The breadth of our global network sets us apart from the other major Canadian banks and underscores our continued potential for sustainable growth.
Caribbean and Central America
Scotiabank has had a long and lasting presence in the Caribbean and Central America, where we operate in 25 countries throughout the region. Recent acquisitions have expanded our operations in Costa Rica, El Salvador and the Dominican Republic. We have 372 branches and offices, more than 840 ABMs, and employ over 11,200 staff throughout the Caribbean and Central America region.
Mexico
We have continued to expand in the Mexican market. Grupo Scotiabank is the sixth-largest financial group in the Mexican banking system. We have more than 1.4 million customers in Mexico, and there is substantial room to grow, given the solid economic prospects and the large, young population.
     Grupo Scotiabank has 494 branches, a network of more than 1,100 ABMs, nearly 7,400 employees, and a significant portion of the rapidly expanding mortgage and automotive financing markets.
Latin America
We expanded our operations in Latin America this year with acquisitions in Peru of Banco Wiese Sudameris and our affiliate, Banco Sudamericano, which resulted in almost 80% ownership of the third-largest bank in the country, with 140 branches and other operations. We also have a subsidiary in Chile, Scotiabank Sud Americano, with 53 branches and offices, and an affiliate in Venezuela.
2006 SCOTIABANK ANNUAL REPORT       15

Asia
In the Asia region, we operate 24 branches and offices in nine countries. Current activities are focused on commercial banking and trade finance, along with some wholesale banking. Our major challenge is to expand in this region, principally by establishing a stable retail operation. We are continuing to search for suitable partners, particularly in India and China.
2006 Achievements
International Banking performed well this year. Scotiabank’s US$330 million acquisition and merger of Peru’s Banco Sudamericano (BSA) and Banco Wiese Sudameris (BWS), now called Scotiabank Peru, took us from 2% to 17% of market share in that country. Scotiabank also acquired the Costa Rican private financial group Interfin which, combined with our existing operations, makes us the largest private bank in the country. In the Dominican Republic, Scotiabank purchased Citigroup Inc.’s consumer banking business.
     In China, Scotiabank was granted Qualified Foreign Institutional Investor (QFII) status by regulators, making us the first Canadian bank to receive this recognition. We were also granted a derivatives license by regulators, which will enable the Bank to offer interest rate, currency, commodity and other derivatives products to both foreign and domestic companies and financial institutions. And in December 2006, we opened a branch in Shanghai – the only Canadian bank permitted to do so.
     We have made some excellent progress around the globe this year in sales and service, where we have increased our capacity, productivity and sales results. Grupo Scotiabank in Mexico has seen significant improvement since the implementation of a new organizational structure in its branches in 2005. Sales officers are spending 15% more time selling, compared to 2005; weekly appointments per sales officer are up 25%; unit sales of deposit, lending and investment products have increased 120%, and dollar sales per officer are up 61%.
Grupo Scotiabank dollar sales per sales officer
($ thousands)
     We continued to aggressively execute our credit card strategies by launching cards in four new markets: Belize, the Cayman Islands, St. Maarten, and the Turks and Caicos Islands. In addition, we partnered with Delta Airlines to issue a co-branded Scotiabank Delta Sky Miles Visa card in Puerto Rico. In Mexico, we issued the Scotiabank Fiesta Rewards card, as well as co-branded National Football League cards.
     Scotiabank has been recognized with a number of important international awards this year. We received the Euromoney magazine 2006 Award for Excellence in both the Dominican Republic and Jamaica. The Great Place to Work Institute ranked Scotiabank in Mexico the top bank, and we were listed 11th among 250 companies. We have also been recognized as one of the top 20 Latin American banks in a study on sustainability and ethics by Management and Ethics in Latin Finance magazine, and as the third-best company for female executives –and the top bank – by the Association of Female Executives of Trinidad and Tobago.
2007 Priorities
Sales and service
Sales and service involves acquiring the right customers, deepening our relationships with them, and retaining them for life. We aim to accelerate our organic growth through an expanded distribution network in 2007, including 85 new branches in Mexico and 45 across the rest of our international network.
     The Caribbean and Central America remains a key growth area, where we have room to expand through improved sales and service processes and activities. In 2007, we will boost direct mail campaign growth in all markets, with a particular focus on the large, Spanish-speaking markets of El Salvador and the Dominican Republic, as well as Chile, Peru and Mexico. We will maximize the potential of our sponsorship of the Cricket World Cup in 2007, as well.
16       2006 SCOTIABANK ANNUAL REPORT

     We also have pilot projects under way in Mexico, El Salvador and Bahamas to expand the small business portfolio. Our focus will be on improving processing efficiency, establishing performance and profitability measures, increasing growth and reinforcing the small business brand recognition.
Complementary business
The goal of the complementary business priority is to find new ways of meeting customers’ needs, especially in the areas of wealth management and insurance. We want to improve and build on our wealth management services growth throughout Latin America and the Caribbean and Central America. Our plans include cross-selling offshore and onshore wealth management products.
We are also focusing on offering insurance products and services. We have a home insurance pilot under way in the Cayman Islands and Barbados, and have established strategic alliances with insurance brokerages in Chile, the Dominican Republic and Puerto Rico.
Efficiency
The basis for our efficiency strategy is to create the capacity for sales and service by optimizing economies of skill and scale. We can achieve this goal through the further expansion of Shared Services.
     Our current efficiency priorities in the Caribbean and Central America include Internet banking, where we are rolling out a new international website which will make online banking accessible in all countries where we do business.
Acquisitions
A key component of our strategy for growth is making selective acquisitions in the markets where we have a presence. We will continue to acquire banks and portfolios to accelerate growth and increase income.
     In 2007, our primary focus will be on increasing market share in key countries in Central and Latin America, specifically targeting El Salvador, Peru, Costa Rica, the Dominican Republic and the Caribbean, with a secondary focus on the long-term potential in Asia.
     We will continue to work on the smooth integration of Banco Interfin into Scotiabank de Costa Rica, as well as on the integration of our other acquisitions in the Dominican Republic and Peru.
Summary
International Banking is an increasingly important aspect of the Bank’s operations, as we continue to grow both organically and through acquisitions. Our goal is to drive sustained, profitable growth and adapt appropriately to the needs of each local market by drawing on our core strengths in combination with our strategic initiatives.
2006 SCOTIABANK ANNUAL REPORT      17

Scotia Capital
18       2006 SCOTIABANK ANNUAL REPORT

Scotia Capital offers lending, investment banking and capital markets products to corporate, government and institutional clients. It provides full-service coverage across the NAFTA region, as well as a niche focus in select markets globally, through two divisions – Global Capital Markets and Global Corporate and Investment Banking. Scotia Capital has 18 offices and more than 300 relationship managers who are organized primarily around industry specialties. In 2006, Scotia Capital delivered record results for the third consecutive year.
Scotia Capital net income available
to common shareholders
($ millions)
Global Capital Markets represents our trading businesses and operates in Canada, the United States, Mexico, Western Europe and Asia. This division specializes in fixed income, derivatives, foreign exchange, precious metals, institutional equity sales and trading and equity research.
     Global Corporate and Investment Banking is organized geographically within four groups: Canadian Corporate and Investment Banking, United States Corporate, Europe Corporate and Mexico Wholesale. In Canada, we provide full wholesale banking services. In Mexico, we offer a full suite of wholesale products, as well as cash management, trade finance and correspondent banking, to our Mexico-based clients. The United States and European units provide corporate lending products, as well as select non-lending products. The groups work closely together to bring our clients seamless cross-border financial solutions.
Canada
In Canada, our objective is to build deeper and more profitable relationships with the corporate, government and institutional clients we serve. We have extensive capabilities, offering a full suite of wholesale products and services.
     This year, we integrated our corporate and investment banking groups. The purpose of the integration was to enhance client coverage, expand our coverage and increase overall cross-sell.
United States
In the United States, Scotia Capital is a leading syndicated lender, primarily to Fortune 1000 clients, with increasing cross-sell of select capital markets products, such as fixed income, derivatives and foreign exchange.
     We have shifted our U.S. strategy to focus on growth, while continuing to be a top quartile manager of credit risk. This year, as in 2005, we recorded net loan loss recoveries. We will grow by targeting new market segments and clients, increasing cross-border business, offering increased product capabilities and enhancing our internal credit processes.
2006 SCOTIABANK ANNUAL REPORT      19

Mexico
Scotia Capital Mexico is a full-service wholesale bank targeting corporate, government and institutional investor clients operating in the Mexican market. Our relationship managers specialize in 10 different industry sectors and focus on providing solutions to clients, with increased emphasis on cross-selling local products and services, as well as the NAFTA-wide capabilities of Scotia Capital.
Europe
In Europe, our strategy is to be a top-tier destination for expertise in several specialized areas – in particular, shipping –and in serving European clients with interests in the Americas and vice versa. We measure success on the basis of return, top-tier management of credit and the extent of our cross-selling accomplishments.
In addition to our capabilities discussed above, Scotia Capital focuses on meeting the highly complex needs of clients worldwide, and on providing specialist support by structuring, marketing and trading capital-efficient products, such as derivatives, fixed income and foreign exchange, to corporate, institutional and government clients. We also provide institutional equity sales, trading and research for Canadian clients. ScotiaMocatta provides us with a market-leading global platform in precious metals, and we offer global oil and gas advisory services through Scotia Waterous.
     Scotia Capital maintained high asset quality during the year by continuing to adhere to stringent lending guidelines and sound risk processes. We also generated growth with new products and services, which helped us develop new relationships with select clients.
2006 Achievements
For the third consecutive year, Scotia Capital was named “Best Investment Bank in Canada” by Global Finance. We were also named “Best Foreign Exchange Bank in Canada” by the same publication for the second year in a row. Scotia Capital’s Corporate Derivatives team was ranked as number one in Canada for a fourth straight year by an independent third-party survey firm.
     We participated in a number of major deals in 2006, including the much-anticipated initial public offering of Tim Hortons Inc., which was well received and oversubscribed. In a landmark transaction for Scotia Capital, General Motors Acceptance Corporation agreed to sell up to US$20 billion in U.S. retail automotive asset-backed securities to Scotia Capital over five years, under a US$6 billion revolving credit facility. This was the largest-ever transaction in the history of the division and underlined our experience in auto and asset-backed lending.
     This was also a year for establishing building blocks for revenue growth. We operated our Mexico Wholesale business unit under the Scotia Capital name, and implemented a number of organizational changes to facilitate our business there. We continue to focus on fully realizing our NAFTA potential, which we believe is a major competitive advantage and distinguishes us from our peers.
     We continued to expand our business with alternative asset managers, the fastest-growing institutional investor segment. In 2005, we were the first Canadian prime broker to host an event in Europe which brought together some of the top Canadian hedge fund managers and the international investment community. In 2006, we continued to lead these types of events, as we hosted a forum in Zurich, Switzerland. This is just one example of how we are successfully building business opportunities with this client group.
     We recently expanded our global fixed income capabilities, including enhancing our product offering in Mexico. We also opened an emerging currency Eurobond desk in London, which sells foreign currency bonds from emerging markets –including many where Scotiabank has a presence – to European buyers.
     In the United States and Canada, we successfully increased our securitization capabilities and expanded the volume of business we do with our clients. We will continue to
20       2006 SCOTIABANK ANNUAL REPORT

broaden the scope of this business by leveraging our strong corporate relationships. We have also made progress on setting up new conduits – business structures that facilitate securitization – in Ireland and Mexico.
     The purchase of Waterous & Co. last year has significantly added to our global oil and gas capabilities, and we have been successful at leveraging Scotia Waterous to attract new clients. We have also made progress on increasing our global capabilities in the mining industry, where we are working to build a top-tier mining franchise.
     In 2006, we also led a significant number of cross-border deals. Our loan syndications desk in New York is enjoying considerable success in working with Scotiabank’s International Banking division to structure and execute cross-border transactions from the Caribbean and South America.
     In Europe, we fine-tuned our strategy by refocusing our industry groups on serving companies based in the Americas, and on the global shipping industry. In Asia, we will continue to look for niche opportunities to deepen and broaden our presence.
2007 Priorities
Scotia Capital has identified a significant number of important organic growth initiatives which should deliver greater revenue going forward. These initiatives will ensure we continue to provide excellent service to our clients with as broad a product suite as possible. Organic growth will be the primary driver of revenue, but acquisitions – of highly skilled people and teams, as well as businesses – may also play a future role.
     In 2007, we look to grow revenue and net income, while continuing to prudently manage risk. A key contributor to growth will be the opportunities arising from our continued focus on leveraging our NAFTA capabilities.
     Also, given the scale of the opportunity, alternative asset managers represent a significant potential area of growth. In Canada, we are looking to become a full-service leader providing a full suite of products to alternative asset managers. Outside Canada, our strategy is to become a niche player delivering Canadian products to a target group of alternative funds, and providing non-Canadian products selectively where we can be competitive.
     In the oil and gas and mining industries, we will grow global product and client coverage capabilities by leveraging Scotia Waterous and adding talent to our mining franchise.
Summary
Building on the initiatives that have been taken in the past year, Scotia Capital will grow revenue by investing in and expanding product capabilities and targeting these products at new clients in both our traditional and alternative client segments. We will continue to prudently manage risk and work to enhance our risk processes.
2006 SCOTIABANK ANNUAL REPORT       21

Corporate Social Responsibility
22       2006 SCOTIABANK ANNUAL REPORT

Corporate Social Responsibility (CSR) is an essential part of the way we do business at Scotiabank. We believe that, as a socially responsible company, our corporate goals and objectives must align with the priorities of our stakeholders, including our customers, employees, shareholders and community partners.
CSR at Scotiabank
We focus on being the best at helping our customers become financially better off, by providing relevant solutions to their unique needs. We understand that small business is a vital part of the Canadian economic landscape.
We recognize the serious global environmental challenges faced by our society.
Our community leadership showcases our global dedication to being a socially responsible corporation.
We believe organizational and employee success go hand in hand.
We know that a strong corporate governance structure and culture across the entire organization delivers value to all our stakeholders.
We believe CSR is good for business and leads to consistent shareholder value.
Conducting business in this way accomplishes much more than enhancing our public image. By pursuing sound business strategies that also take into account broader ethical, social and environmental implications, we can better manage corporate risks and opportunities, and achieve a competitive advantage. Recent research shows that one-quarter of Canadians always or often take CSR issues into account when making everyday purchases and investment decisions. Shareholders are demanding that companies demonstrate high ethical standards, transparency and accountability. And, in an increasingly competitive labour market, employees are looking for supportive, flexible workplaces where they can learn, grow and make a contribution to the success of the business.
     Our focus on CSR is supported by a dedicated team, who work to understand and respond to key stakeholder concerns, develop strategies and policies, and support the business lines in responding to CSR risks and opportunities, such as climate change and microfinance. They work in partnership with the Corporate Social Responsibility Advisory Committee, a cross-functional team of executives from each of our business lines, as well as key support areas, such as Global Risk Management, Human Resources, Legal and Group Compliance.
2006 achievements
A major milestone in 2006 was the integration of CSR into Scotiabank’s balanced scorecard approach to performance management, which helps management focus on achieving a balance of financial, operational, customer and people objectives. The scorecard now includes a CSR component to guide the Bank’s priorities and actions.
     In support of principles of sustainable development, in September 2006, Scotiabank adopted the revised Equator Principles, a set of internationally recognized, voluntary project finance guidelines that establish social and environmental standards in the banking industry. In doing so, Scotiabank agrees to provide loans only to projects whose borrowers can demonstrate their ability and willingness to comply with comprehensive processes aimed at ensuring that projects are developed in a socially responsible manner and according to sound environmental practices.
2006 SCOTIABANK ANNUAL REPORT     23

As such, Scotiabank can better assess and mitigate any potentially adverse social and environmental risks.
     Increasingly, environmental considerations are being incorporated into various operational areas of the Bank, including the domestic branch network. We recently opened our third “green” branch in Laval, Quebec, allowing us to test new energy-efficient features. This innovative pilot project –our first to complete a formal certification process by The Green Globes™ Eco-Rating Program – could help deliver considerable operational efficiencies when refined and adopted in other branch locations. The Laval branch’s 3 Green Globes designation indicates we are making excellent progress in achieving eco-efficiency results.
     Scotia Capital continues to provide advice and financing support to innovative wind power, hydro and other alternative energy projects, and is developing a reputation for unique market expertise in renewable energy financing.
Committed to being an employer of choice
Our ability to achieve our financial objectives and business growth goals is directly related to the strength, satisfaction and engagement of our employees, who implement our strategies and nurture relationships with customers. For that reason, we are committed to being recognized as an employer of choice in all of the markets where we do business. Toward that objective, across Scotiabank’s global operations, we continued to focus on creating a workplace that is supportive of employees’ needs and is equitable in providing opportunities for them to grow and succeed in their careers.
     Our success in attaining our people objectives can be gauged by our improvements in key measures of employee satisfaction over the past 12 months. Each year, through our ViewPoint employee opinion survey, we ask employees around the world to assess how they feel about their employment experience and the quality of their immediate work environments. In 2006, these survey results indicated continued improvement, including our Employee Satisfaction Index, which increased to 87%, up from 84% last year.
     Our progress was further confirmed by third-party recognition when Scotiabank was again named among the 50 Best Employers in Canada by The Globe and Mail’s Report on Business Magazine. This is the second consecutive year that Scotiabank has been recognized, one of only two banks on the roster.
     A recognized leader among Canadian corporations for our charitable donations and philanthropic activities, in 2006, Scotiabank provided more than $42 million in sponsorships and donations to a variety of Canadian and international projects and initiatives, primarily in health care, education and social services.
     For a comprehensive report on Scotiabank Group’s global corporate social responsibility activities, including its charitable giving and programs addressing customer, small business, employee and environmental issues, see the 2006 Corporate Social Responsibility Report, which will be available in spring 2007.
2007 Priorities
For 2007, we will support initiatives that position Scotiabank as a leader in corporate social responsibility. We will continue to provide advice and financial support to innovative environmental projects, as well as broad-based community giving and programs that recognize our employees for their community involvement. We will also further embed material environmental, social and governance (ESG) issues into our lending and investment strategies, as well as assess potential for other products and services that protect our environment.
     Specifically, the Bank will develop a strategy to incorporate ESG factors into its investment decisions by the end of the year. Our objective is to ensure that ESG risks that may have a significant financial or reputational impact are fully taken into account when researching and selecting the Bank’s investments.
     We will also continue to strengthen programs and policies that help create a high-quality work environment for our employees — including new programs to support our advancement of women initiative — in order to maintain and build upon our ranking as a global employer of choice.
Summary
Building on the foundation and traditions of solid corporate citizenship at Scotiabank, including the impressive engagement and commitment to these issues among our employees, we will continue to strengthen the Bank’s activities in the area of corporate social responsibility to ensure we have a positive impact on our society, while reflecting the needs and priorities of all of our stakeholders.
24       2006 SCOTIABANK ANNUAL REPORT

Management’s Discussion and Analysis

Overview
27	Financial Results
27	Strong Shareholder Returns
28	Impact of Foreign Currency Translation
28	Impact of Acquisitions
28	Non-GAAP Measures

Group Financial Performance
29	Total Revenue
29	Net Interest Income
30	Other Income
31	Non-Interest Expenses
32	Taxes
32	Non-Controlling Interest
32	Credit Quality
35	Fourth Quarter Results
35	Summary of Quarterly Results

Group Financial Condition
36	Balance Sheet
37	Capital Management
40	Off-Balance Sheet Arrangements
41	Financial Instruments

Business Lines
42	Overview
43	Domestic Banking
46	International Banking
49	Scotia Capital
52	Other

Risk Management
53	Overview
55	Credit Risk
56	Market Risk
60	Liquidity Risk
62	Operational Risk
62	Reputational Risk
63	Environmental Risk

Controls and Accounting Policies
64	Controls and Procedures
64	Critical Accounting Estimates
67	Changes in Accounting Policies
67	Related Party Transactions

Supplementary Data
68	Geographic Information
70	Credit Risk
74	Capital
75	Revenues and Expenses
77	Other Information
80	11-Year Statistical Information
2006 SCOTIABANK ANNUAL REPORT       25

MANAGEMENT’S DISCUSSION AND ANALYSIS
Forward-Looking Statements
This document includes forward-looking statements which are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These statements include comments with respect to the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Forward-looking statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs such as “will,” “should,” “would” and “could.”
     By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. The Bank cautions readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere; operational and reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; consolidation in the Canadian financial services sector; changes in tax laws; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 53 of the Management’s Discussion & Analysis.
     The Bank cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the foregoing factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.
     The “Outlook” sections that follow in this document are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.
     Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.
     December 19, 2006
26       2006 SCOTIABANK ANNUAL REPORT

OVERVIEW
Financial results
Scotiabank again achieved record results in 2006 and exceeded all of its financial and operational targets. Asset growth was robust, acquisitions in Central and South America made a solid contribution to earnings, and credit quality remained stable. These positive impacts were partly offset by lower interest margins, and the negative impact of foreign currency translation.
     Earnings per share (diluted) were $3.55, up 13% from $3.15 in 2005. Net income available to common shareholders was a record $3,549 million, $365 million higher than last year. This strong performance boosted return on equity to 22.1%, its highest level in recent years.
     Total revenues rose 9% year over year. Net interest income was up 11%, as we continued to see very strong organic and acquisition-related retail loan growth, both domestically and in the international portfolio. This growth was partly offset by the negative effect of foreign currency translation, and a decline in the overall net interest margin primarily due to higher funding costs. Other income grew 6% this year, as increases in retail fees and record trading revenues were partly offset by a decrease in credit fees and lower gains on the sale of investment securities.
     Credit quality in the Bank’s loan portfolios remained stable, and we continued to benefit from favourable conditions. Net impaired loans declined year over year, while the specific provision for credit losses was basically unchanged from last year. A $60 million reduction in the general allowance for credit losses was recorded during the year, compared to $45 million in 2005.
     Expenses were up 7% from last year. Much of the increase related to acquisitions and growth in business volumes, expenditures to support revenue initiatives, and higher performance-and stock-based compensation. This was partly offset by the effect of foreign currency translation. Our productivity ratio, at 55.3%, continued to lead the industry, and improved slightly year over year.
     The overall tax rate was 19.2%, down from 20.5% last year, due mainly to a greater proportion of income earned by foreign subsidiaries in lower tax jurisdictions, and higher levels of tax-exempt dividend income.
     Our capital position remains strong, as we continue to generate significant capital from operations. Our Tier 1 capital ratio, at 10.2%, remains among the highest of the major Canadian banks. Our tangible common equity ratio, a key measure of capital strength, was 8.3%, down from last year due to acquisitions and strong asset growth.
Strong shareholder returns
     Solid financial performance continued to drive our strong shareholder returns. Total return (including both dividends and appreciation of the price of the Bank’s common shares) was 18% in 2006. Shareholders have had positive annual returns from the Bank’s shares for 12 consecutive years, the best record among Canada’s major banks. Long-term returns have also been excellent. The compound annual return on the Bank’s shares over the past five years has averaged 21%, and 20% over the past 10 years. We remain focused on achieving sustainable, long-term earnings growth and a high return on equity.
     We continue to outperform the S&P/TSX Composite Total Return Index by a wide margin; our compound annual return has been nearly double that of the index over the past 10 years.
     Shareholders also received two quarterly dividend increases during the year. Dividends per share totalled $1.50, an increase of 14% from 2005.
Return to common shareholders
Share price appreciation plus dividends reinvested, 1996 = 100
Total shareholder return

For the year ended October 31	2006	2005	2004	2003	2002	5-yr CAGR (1)

Closing market price per common share ($)	49.30	42.99	39.60	32.74	22.94	17.6%
Dividends paid ($ per share)	1.50	1.32	1.10	0.84	0.73	19.3%
Dividends paid (%)	3.5	3.3	3.4	3.7	3.2
Increase in share price (%)	14.7	8.6	21.0	42.7	4.6
Total annual shareholder return (%)(2)	18.4	12.1	24.7	46.8	7.8	21.2%

(1)	Compound annual growth rate (CAGR)

(2)	Total annual shareholder return assumes reinvestment of quarterly dividends, and therefore may not equal the sum of dividend and share price returns in the table.
2006 SCOTIABANK ANNUAL REPORT       27

OVERVIEW
Impact of foreign currency translation
The movement in foreign currency exchange rates again had a negative effect on the Bank’s earnings in 2006. The Canadian dollar appreciated 7% relative to the U.S. dollar, and 5% against the Mexican peso. The dollar also strengthened against the Jamaican dollar and many other currencies in which the Bank conducts its business.
     Changes in the average exchange rates affected net income as shown in the following table:

Average exchange rate	2006	2005	2004
U.S.dollar/Canadian dollar	0.8782	0.8217	0.7586
Mexican peso/Canadian dollar	9.5422	9.0523	8.5968

Impact on income ($ millions)	2006 vs. 2005	2005 vs. 2004
Net interest income	$(202)	$(164)
Other income	(138)	(123)
Non-interest expenses	136	95
Other items (net of tax)	51	47

Net income	$(153)	$(145)
Earnings per share (diluted)	$(0.15)	$(0.14)
     We will continue to take appropriate action to mitigate the effect of foreign currency translation where it is cost-effective to do so. A description of our hedging strategies can be found on page 58.
Impact of acquisitions
The Bank made a number of acquisitions in 2005 and 2006 which contributed to growth in Canada and in our international operations. The impact on selected income statement categories is shown in the following table:

Impact on income ($ millions)	2006	2005
Net interest income	$247	$35
Other income	215	33
Non-interest expenses	(304)	(48)
Other items (net of tax)	(58)	(4)

Net income	$100	$16
Earnings per share (diluted)	$0.10	$0.02
Non-GAAP measures
The Bank, like some other banks, analyzes revenues, net interest margin and the productivity ratio on a taxable equivalent basis (TEB). This methodology grosses up the tax-exempt income earned on certain securities and recorded in the financial statements on a GAAP basis, to an equivalent before-tax basis. The corresponding offset is made in the provision for income taxes. Management uses this form of reporting internally, and believes that this basis for presentation provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. This use of TEB results in certain measures that are different from comparable GAAP measures, and may not be the same as measures provided by other companies. The amount of the taxable equivalent adjustment was $440 million in 2006, compared to $326 million last year.
28       2006 SCOTIABANK ANNUAL REPORT

Group Financial Performance
Total revenue
Total revenue (on a taxable equivalent basis) was $11,648 million in 2006, an increase of $922 million or 9% from the prior year. Before the impact of foreign currency translation and acquisitions, the Bank’s revenues grew by $868 million or 8%, reflecting growth across all business lines. Domestic Banking had higher revenues due to solid growth in asset volumes and higher wealth management revenues. There were strong results from International Banking, especially in Mexico and the Caribbean. Scotia Capital revenues were up by 10% on the strength of record trading results and higher corporate banking revenues. These improvements were partially offset by lower net gains on the sale of investment securities, and the negative effect of foreign currency translation, as the Canadian dollar continued to appreciate against most currencies in countries in which the Bank operates.
Net interest income
Net interest income on a taxable equivalent basis was $6,848 million in 2006, up $651 million or 11% over last year. Excluding the negative impact of $202 million due to foreign currency translation, net interest income rose $853 million or 14%.
Net interest income by currency
taxable equivalent basis $ billions
     The Bank’s net interest margin (net interest income as a percentage of average assets) was 1.95% in 2006, down from 2.00% last year.
     Canadian currency net interest income was $3,995 million in 2006, an increase of $341 million or 9% from the prior year. This was driven by continued strong growth in personal lending and deposits, including the impact of acquiring the mortgage business of Maple Financial Group and the Canadian operations of the National Bank of Greece. Average retail loan balances rose 11%. This increase was partly offset by a compression of the interest margin due to higher funding costs, caused by a number of factors:
•	strong retail asset growth has exceeded retail deposit growth, with the difference funded by more expensive wholesale deposits;

•	rising interest rates, which increased the cost of funding longer-term assets such as fixed rate mortgages; and

•	a yield curve that has been flat by historic standards.
     These negative factors were partially offset by an increase in tax-exempt dividend income.
Table 1 Average balance sheet and interest margin(1)

	2006		2005
Taxable equivalent basis(2)	Average	Average	Average	Average
For the fiscal years ($ billions)	balance	rate	balance	rate

Assets
Deposits with banks	$21.0	4.20%	$18.0	3.59%
Securities	87.7	5.21	72.1	4.76
Loans:
Residential mortgages	81.8	5.25	71.6	5.02
Personal and credit cards	36.6	8.17	33.8	7.09
Business and government	62.8	6.83	57.4	5.65
Securities purchased under resale agreements	23.6	4.67	23.0	3.55

	204.8	6.19	185.8	5.41

Total earning assets	313.5	5.78	275.9	5.12
Customers’ liability under acceptances	9.0	—	7.4	—
Other assets	28.2	—	26.1	—

Total assets	$350.7	5.17%	$309.4	4.56%

Liabilities and shareholders’ equity
Deposits:
Personal	$88.4	3.00%	$81.3	2.75%
Business and government	126.8	3.71	106.6	2.66
Banks	28.5	4.31	23.6	2.90

	243.7	3.52	211.5	2.72

Obligations related to securities sold under repurchase agreements	28.5	4.98	26.6	4.54
Subordinated debentures	2.4	5.50	2.6	5.14
Capital instrument liabilities	0.8	7.10	0.8	7.10
Other interest-bearing liabilities	25.4	4.27	21.7	3.60

Total interest-bearing liabilities	300.8	3.75	263.2	3.01
Other liabilities including acceptances	33.3	—	30.5	—
Shareholders’ equity	16.6	—	15.7	—

Total liabilities and equity	$350.7	3.22%	$309.4	2.56%

Interest margin		1.95%		2.00%

(1)	Average of daily balances.

(2)	Refer to the non-GAAP measures on page 28.
Net interest income and margin(1)

($ millions,
except percentage amounts)	2006	2005	2004	2003

Average assets	350,700	309,400	284,000	288,500
Net interest income(1)	6,848	6,197	5,975	6,246
Net interest margin	1.95%	2.00%	2.10%	2.16%

(1)	Taxable equivalent basis
     Foreign currency net interest income was $2,853 million this year, $310 million above 2005, despite a $202 million negative impact due to foreign currency translation. Excluding this impact, net interest income rose by $512 million or 20%. This reflected the impact of the acquisitions in Peru this year, as well as the full year impact of the acquisition of Banco de Comercio in El Salvador. There was continued strong asset growth in International Banking, particularly in Mexico and the Caribbean. Scotia Capital’s assets also increased due to loan
2006 SCOTIABANK ANNUAL REPORT       29

GROUP FINANCIAL PERFORMANCE
growth in the United States, as well as the purchase of asset-backed retail auto loans from General Motors Acceptance Corporation (GMAC), a significant provider of consumer auto financing in the U.S. The positive impact of this broad-based asset growth was partially offset by a decrease in the interest margin. High levels of liquidity and competition generally have combined to put downward pressure on corporate banking spreads. This was partly offset by an increase in interest recoveries in the U.S. and Europe. The margin in Caribbean and Central America also fell slightly, reflecting the impact of rising U.S. dollar interest rates in a number of jurisdictions.
Outlook
Canadian currency net interest income is expected to continue to increase due to volume growth. Interest rates are expected to decline in the latter half of next year, which should provide some margin relief. However, the yield curve is expected to remain relatively flat and the market is expected to remain very competitive. Foreign currency net interest income is also expected to grow, reflecting the impact of acquisitions made in 2006 in Peru and Costa Rica, as well as continued growth in local currency assets, particularly in the Caribbean and Mexico.
Other income
Other income was $4,800 million in 2006, an increase of $271 million or 6% from 2005, notwithstanding a reduction of $138 million from foreign currency translation. Excluding this impact, year-over-year growth was $409 million or 9%, due in part to acquisitions, particularly in Peru.
     Credit card revenues were a record $307 million in 2006, an increase of 22% from last year. International revenues increased by 49% due to acquisitions in Peru and El Salvador, the purchase of a credit card portfolio in the Dominican Republic, and strong growth in transaction volumes in Mexico and the Caribbean. Domestic revenues were up 9% from 2005 levels.
     Revenues from deposit and payment services, which represent revenues earned from retail, commercial and corporate customers, grew by 9% to $766 million in 2006. Domestic revenues were 5% higher than last year due both to pricing changes and growth in the customer base. International revenues increased by 25%, with about half of the growth coming from the acquisitions in Peru, and most of the balance from Mexico and El Salvador.
     Mutual fund fees were a record $241 million in 2006, an increase of 25% from 2005. This reflected higher average balances and a shift in the mix to more profitable equity and balanced funds.
     Revenues from investment management, brokerage and trust services were $666 million in 2006, an increase of 11% from last year. Retail brokerage commissions rose to a record $481 million.
Many sources of other income
Table 2 Other income

					2006
For the fiscal years					versus
($ millions)	2006	2005	2004	2003	2005

Card revenues	$307	$251	$231	$204	22%
Deposit and payment services	766	701	646	593	9
Mutual funds	241	193	171	161	25
Investment management, brokerage and trust	666	600	504	455	11
Credit fees	530	542	583	684	(2)
Trading revenues	637	594	476	501	7
Investment banking	659	680	648	673	(3)
Net gain on investment securities	371	414	477	159	(10)
Securitization revenues	43	79	111	140	(46)
Other	580	475	473	445	22

Total other income	$4,800	$4,529	$4,320	$4,015	6%

Percentage increase (decrease) over previous year	6%	5%	8%	2%

ScotiaMcLeod full-service revenues increased 10%, mainly from higher Partnership Plus revenues, managed account fees and mutual fund trailer fees. ScotiaMcLeod Direct commissions grew by 24%, due to higher customer trading volumes. As well, retail brokerage commissions in International Banking rose 22%, mainly in Mexico. Private client investment management fees were also higher, reflecting continued growth in assets under management by Scotia Cassels.
     Credit fees declined $12 million to $530 million in 2006. Excluding the negative $20 million effect of foreign currency translation, credit fees rose $8 million or 2% from last year. International Banking credit fees increased 17%, mainly because of growth in the Caribbean and Central America and acquisitions in Peru and El Salvador. In Global Corporate and Investment Banking, credit fees declined due to lower loan syndication activity, and a competitive lending environment. This was partially offset by higher acceptance fees in Canada.
     Trading revenues were a record $637 million in 2006, an increase of $43 million or 7% over the previous record achieved last year. This was driven by growth in fixed income and precious metals trading. Lower foreign exchange trading revenues in International Banking were partially offset by record foreign exchange trading revenues in Scotia Capital.
     Investment banking revenues were $659 million in 2006, a decline of $21 million or 3% from last year. Underwriting fees fell by $51 million or 13%, as a weaker new issue market was only partially offset by higher M&A fees, including the full-year impact of the 2005 acquisition of Waterous & Co. Institutional brokerage fees reached record levels, increasing $11 million, and non-trading foreign exchange revenues were $19 million above 2005, due to growth in both Domestic and International Banking.
     The net gain on the sale of investment securities was $371 million in 2006, a decline of $43 million or 10% from last year. In 2006, the Bank recorded a $48 million pre-tax gain on the sale of a portion of its investment in Shinsei Bank in Japan, compared to a gain of $118 million realized last year. There were also lower net gains from the sale of emerging market securities in International Banking. These were partly offset by higher net gains from other equity investments and stronger results in our merchant capital subsidiary.
30       2006 SCOTIABANK ANNUAL REPORT

GROUP FINANCIAL PERFORMANCE
     Securitization revenues of $43 million in 2006 were $36 million below last year, largely from lower gains on mortgage securiti-zations, as well as the maturity of certain revolving credit card securitizations.
     Other revenues were $580 million in 2006, an increase of $105 million from last year. About half of this increase was due to acquisitions in Peru. In addition, there were increased insurance revenues, and higher revenues in Asia and Mexico.
Total trading revenues
Total trading revenues were a record $1,031 million in 2006, up 10% from last year. Derivatives trading was a record of $585 million and contributed 57% of total trading revenue.
Table 3 Trading revenue

Taxable equivalent basis
For the fiscal years ($ millions)	2006	2005	2004	2003

Reported in:
Other income	$637	$594	$476	$501
Net interest income	394	340	287	301

Total trading revenue	1,031	934	763	802

By trading products:
Securities trading	145	175	112	179
Foreign exchange and precious metals trading	301	295	306	280
Derivatives trading	585	464	345	343

Total trading revenue	$1,031	$934	$763	$802

% of total revenues (net interest income plus other income)	9%	9%	7%	8%

Outlook
Most retail revenue categories are expected to increase in 2007 reflecting continued growth in Domestic and International Banking, plus the impact of acquisitions made this year. Capital markets revenues are also expected to rise.
Non-interest expenses
Non-interest expenses were $6,443 million in 2006, an increase of $400 million or 7% from last year; approximately $260 million of this increase was due to acquisitions. Excluding the impact of these acquisitions, and the positive effect of foreign currency translation of $136 million, non-interest expenses were $280 million or 5% higher than 2005 levels.
     Salaries and employee benefits were $3,768 million in 2006, up $280 million or 8% from last year. Excluding the impact of acquisitions and foreign currency translation, salaries increased 6%, reflecting normal growth in employee salaries, and an increase in branches and staff in Canada and Mexico. Performance-based compensation was also higher, reflecting stronger trading revenues in Scotia Capital and an accelerated recognition of stock-based compensation for retirement-eligible executives, as a result of a change in accounting standard (see page 67).
Expenses well controlled
$ millions
Table 4 Non-interest expenses and productivity

						2006
For the fiscal years						versus
($ millions)	2006	2005	2004	2003		2005

Salaries	$2,100	$1,963	$1,933	$2,001		7%
Performance-based compensation	936	880	817	801		6
Stock-based compensation	164	140	174	119		17
Pensions and other employee benefits	568	505	528	440		13

Total salaries and employee benefits	3,768	3,488	3,452	3,361		8
Premises and technology	1,214	1,148	1,139	1,156		6
Communications	276	255	248	251		8
Advertising and business development	232	232	210	199		—
Professional	174	186	163	141		(7)
Business and capital taxes	133	147	142	144		(9)
Other	646	587	508	479	(2)	10

Total non-interest expenses	$6,443	$6,043	$5,862	$5,731		7%

Productivity ratio (TEB)(1)	55.3%	56.3%	56.9%	55.9%

(1)	Taxable equivalent basis. Refer to the non-GAAP measures on page 28.

(2)	Includes loss of $31 on disposal of subsidiary operations.
Pensions and other employee benefits rose by $63 million, mainly due to higher medical and dental costs and acquisitions.
     Premises and technology expenses were $1,214 million in 2006, an increase of $66 million or 6% from last year. The higher premises costs reflected acquisitions and new branches. Technology expenses increased by $30 million or 6%, as the result of a variety of new projects to drive revenue growth in Canada, Mexico and the Caribbean, as well as higher processing costs due to increased business volumes.
     Communications expenses were $276 million, an increase of $21 million or 8% year over year, again mainly reflecting the impact of acquisitions, new branches, and higher business volumes.
     Advertising and business development expenses of $232 million were unchanged from last year.
     Professional fees of $174 million declined by $12 million or 7%, due mainly to lower legal fees, partially offset by higher consulting and other professional fees related to acquisitions and other growth initiatives.
     Business and capital taxes declined by $14 million to $133 million.
     Other expenses were $646 million in 2006, an increase of $59 million or 10% from last year, largely due to the impact of acquisitions in Canada and Central and South America, third-party commissions related to higher mortgage sales and acquisition of new credit card customers, and mutual fund trailer fees. These were partly offset by a recovery of Value Added Tax (VAT) of $51 million in Mexico this year.
Industry-leading productivity
non-interest expenses as a % of revenue (TEB)
(Source: published financial data)
2006 SCOTIABANK ANNUAL REPORT       31

GROUP FINANCIAL PERFORMANCE
     Our productivity ratio – a measure of efficiency in the banking industry – was 55.3% for the year and remained better than our target of 58%. The ratio improved from 56.3% last year, as we had positive operating leverage, with 9% revenue growth versus 7% expense growth.
Outlook
Cost discipline will continue to be a priority, although there will be ongoing investment in revenue initiatives and acquisitions. The target for our productivity ratio remains at 58% or better.
Taxes
The Bank pays a large number of taxes, which include direct taxes on income by Canadian federal and provincial governments and the governments of foreign jurisdictions in which the Bank operates, and several indirect taxes.
     In 2006, the provision for income taxes and other taxes was $1.7 billion, up $135 million or 9% from last year. Table 30 on page 77 provides details of taxes paid.
Direct and indirect taxes
$ millions
     The provision for income taxes was $872 million in 2006, an increase of $25 million or 3% over last year. This resulted from growth of 10% in pre-tax income, mitigated by an increase in the income from foreign subsidiaries with lower tax rates, and higher tax-exempt dividend income. Scotiabank Mexico had higher income and continued to benefit from the utilization of previously unrecognized tax loss carryforwards. The Bank’s overall effective tax rate for the year was 19.2%, down from 20.5% last year.
Outlook
The Bank’s effective tax rate will likely increase somewhat next year, as Scotiabank Mexico’s current unrecognized tax loss carryforwards are expected to be fully utilized in 2007. Overall, the consolidated rate is expected to range from 20% to 23%.
Non-controlling interest
The deduction for non-controlling interest in subsidiaries was $98 million in 2006, an increase of $27 million from 2005, reflecting the acquisitions in Peru and higher earnings in Mexico and the Caribbean and Central America.
Credit quality
Provision for credit losses
The provision for credit losses was $216 million in 2006, down from $230 million last year.
Credit losses
specific provisions as a % of average loans & acceptances
Specific provision for credit losses
The specific provision for credit losses of $276 million was basically unchanged from 2005, and reflects continued strong credit conditions throughout 2006. Domestic Banking provisions were up slightly from last year, reflecting stable credit conditions in both the retail and commercial portfolios. Specific provisions of $60 million in the International Banking portfolios were down $10 million from last year, as a result of lower provisions in the commercial portfolios, which were partially offset by higher retail provisions. Scotia Capital had a slightly lower net recovery in 2006.
Impaired loans
Net impaired loans, after deducting the specific allowance for credit losses, were $570 million at October 31, 2006, a significant decrease of $111 million from a year ago. There was a substantial decline of $255 million in Scotia Capital, partially offset by increases of $62 million in Domestic Banking and $82 million in International Banking.
Net impaired loan ratio
as a % of loans & acceptances, as at October 31
     As shown in the chart to the right, net impaired loans as a percentage of loans and acceptances were 0.24% at October 31, 2006, much lower than 0.34% a year ago.
Portfolio review
Corporate and commercial
Scotia Capital’s credit performance remained strong on a year-over-year basis, reflecting both the favourable credit conditions prevailing in 2006, and the positive impact of enhanced risk and portfolio management strategies implemented over the past few years. Gross impaired loans in Scotia Capital’s U.S. portfolio fell by $212 million or 64% to $119 million. Gross impaired loans also declined in Europe by $104 million or 47% to $116 million, and remained stable in Canada at $18 million. The improvement in gross impaired loans is attributed to a lower level of new classifications and a significant amount of loans returning to performing status.
Corporate loan portfolio
Investment grade(1) vs. non-investment grade (%)
(1) Based on the Bank’s risk rating of loan facilities
     Scotia Capital had a net recovery of specific provisions of $63 million in 2006 compared to $71 million in 2005. Each of Scotia Capital’s Canadian, U.S. and European regions reported recoveries, with Europe reporting the most improvement, and the U.S. reporting lower net recoveries year over year.
     The percentage of investment grade equivalent loans in the Scotia Capital portfolio continues to show year-over-year improvement. This improvement has been achieved while expanding the portfolio over each of the last three years.
     The credit quality of the Domestic commercial loan portfolio remained stable, given the growth in the portfolio. Gross impaired loans increased by $62 million to $263 million, spread across several accounts throughout the year. Provisions increased slightly compared to last year.
     In International commercial banking, the credit quality of the portfolio also remained stable. Gross impaired loans increased
32       2006 SCOTIABANK ANNUAL REPORT

GROUP FINANCIAL PERFORMANCE
Table 5 Impaired loans by business line

	2006
		Allowance
		for credit			Gross Impaired Loans
As at October 31 ($ millions)	Net	losses	Gross	2005	2004	2003	2002

Domestic
Retail	$130	$(244)	$374	$311	267	$292	$287
Commercial	115	(148)	263	201	170	184	225

	245	(392)	637	512	437	476	512

International(1)
Mexico	(58)	(271)	213	190	223	398	464
Caribbean and Central America	230	(145)	375	369	324	346	472
South America	34	(323)	357	101	114	168	388
Asia and Europe	1	(34)	35	72	137	205	248

	207	(773)	980	732	798	1,117	1,572

Scotia Capital
Canada	2	(16)	18	25	52	199	127
United States	45	(74)	119	331	701	1,084	1,688
Europe	71	(45)	116	220	212	386	113

	118	(135)	253	576	965	1,669	1,928

Gross impaired loans			1,870	1,820	2,200	3,262	4,012
Allowance for credit losses – specific and country risk(1)		(1,300)		(1,139)	(1,321)	(1,740)	(1,917)

	$570			$681	$879	$1,522	$2,095
Allowance for credit losses – general	(1,307)	(1,307)		(1,330)	(1,375)	(1,475)	(1,475)

Net impaired loans after general allowance	$(737)			$(649)	$(496)	$47	$620

Net impaired loans(2) as a % of loans and acceptances	0.24%			0.34%	0.49%	0.85%	1.08%
Specific allowance(1) for credit losses as a % of gross impaired loans	70%			63%	60%	53%	48%

(1)	Includes designated emerging market gross impaired loans and offsetting country risk allowance as follows: 2003 – $21; 2002 – $25.

(2)	Net impaired loans after deducting specific allowance for credit losses.
Table 6 Specific provisions for credit losses by business line

For the fiscal years ($ millions)	2006	2005	2004	2003	2002

Domestic
Retail	$229	$225	$207	$204	$197
Commercial	50	49	110	68	85

	279	274	317	272	282

International
Mexico	27	34	6	2	(56)
Caribbean and Central America	15	23	63	86	71
South America(1)	14	15	(12)	(33)	492
Asia and Europe	4	(2)	13	18	16

	60	70	70	73	523

Scotia Capital
Canada	(6)	(12)	(15)	124	37
United States	(41)	(93)	54	270	1,131
Europe	(16)	34	67	155	79

	(63)	(71)	106	549	1,247

Other	—	2	(3)	(1)	(23)

Total	$276	$275	$490	$893	$2,029

(1)	Includes reversals of $64 in 2003 and charge of $454 in 2002 of specific provisions with respect to Argentina, including cross-border exposure.
Table 7 Provisions for credit losses as a percentage of average loans and acceptances

For the fiscal years (%)	2006	2005	2004	2003	2002

Domestic
Retail	0.20%	0.22%	0.23%	0.26%	0.28%
Commercial	0.22	0.23	0.53	0.32	0.41

	0.20	0.22	0.28	0.27	0.30

International(1)	0.16	0.23	0.23	0.23	1.41
Scotia Capital(2)	(0.25)	(0.31)	0.42	1.60	3.04

Weighted subtotal — specific provisions	0.13	0.14	0.27	0.48	1.05
General provision	(0.03)	(0.02)	(0.05)	—	—

Weighted total	0.10%	0.12%	0.22%	0.48%	1.05%

(1)	Includes reversals of $64 in 2003 and charges of $454 in 2002 relating to Argentina, including cross-border exposure.

(2)	Corporate banking only.
2006 SCOTIABANK ANNUAL REPORT       33

GROUP FINANCIAL PERFORMANCE
by $156 million, due primarily to the acquisitions of Banco Wiese Sudameris and Banco Sudamericano in Peru and Corporacion Interfin in Costa Rica during the year. In 2006, there were lower provisions in the commercial portfolios in Mexico and the Caribbean.
Domestic retail
The overall credit quality of the consumer portfolio in Canada continues to be excellent. Despite an increase of $63 million in gross impaired loans in the retail portfolio to $374 million, retail delinquency rates remained basically unchanged from last year at 1.36%. Portfolio quality continues to benefit from high levels of security, with 90% of retail loans being secured by an underlying asset such as a house or car. This high level of security reflects the growth in Scotia Total Equity Plan lending, where all products, even lines of credit and credit cards, are secured. Currently, 64% of the ScotiaLine line of credit and ScotiaLine VISA* portfolios are secured.
Low delinquency in
Canadian retail portfolio
delinquent loans as a
% of total loans
     The provision for credit losses in the Domestic retail portfolio was $229 million, up $4 million or 2% from last year. This small increase was well below the rate of loan growth, which exceeded 10%. The provision for credit losses as a percentage of average loans improved by 2 basis points year over year to 0.20%, and continues to be among the lowest of the Canadian banks.

*	VISA Int./Lic. User The Bank of Nova Scotia
International retail
Credit quality is at acceptable levels within the risk tolerances that have been set for our International retail portfolio. Total reportable delinquency declined 45 basis points to 4.41%. Gross impaired loans increased by $92 million, largely as a result of the acquisitions discussed above as well as organic growth. Provisions for credit losses have increased year over year, largely as a result of significant loan growth.
Risk diversification
The Bank’s exposures to various countries and types of borrowers are diversified, as shown in the following charts and in Tables 14 and 19 on pages 68 and 70. Table 14 shows loans

Well diversified in Canada, and internationally... loans & acceptances, excl. reverse repos, September 2006	...and in household and business lending loans & acceptances, excl. reverse repos, September 2006 and acceptances by geography. Ontario represents the largest Canadian exposure at 40% of the total. Outside of Canada, the United States has the largest concentration with 7% of the total.
     Table 19 shows loans and acceptances by type of borrower. Excluding loans to households, the largest concentrations were in: financial services (6.4%); wholesale and retail (5.0%); and real estate and construction (3.4%).
     The Bank actively monitors industry concentrations. The North American automotive industry is a sector that the Bank continues to carefully monitor, due to a number of challenges in both the manufacturer and supplier segments. The forestry industry also continues to exhibit signs of stress. The Bank does not have significant concerns with the level of its exposure to either of these two industries, due to proactive decisions taken to mitigate risk exposures. As in the case of all industry concentrations, the Bank continues to closely follow developing trends and take additional steps to mitigate risk as warranted.
Risk mitigation
     To mitigate exposures in its performing corporate portfolios, the Bank uses loan sales and credit derivatives. In 2006, loan sales totaled $330 million, compared to $655 million in 2005. The auto industry had the largest volume of loan sales in 2006.
     At October 31, 2006, credit derivatives used to mitigate exposures in the portfolios totalled $1,420 million (notional amount), compared to $444 million at October 31, 2005. This increase is indicative of the Bank’s active portfolio management program. The industries with significant protection purchased include the media and oil and gas sectors.
     Excluding mark-to-market adjustments, the current annualized cost of the credit derivatives outstanding at October 31, 2006 used to mitigate exposures in the loan portfolios is $7.2 million.
General allowance
The general allowance for credit losses was $1,307 million at October 31, 2006, a net reduction of $23 million from a year ago, and represents 0.66% of risk-weighted assets. The Bank considers the impact of a number of factors, including macroeconomic factors, in determining the level of general allowance for credit losses. Certain of these macroeconomic factors improved or stabilized towards the end of the year. As a result of such favourable trends, as well as a continuation of favourable credit conditions, the general allowance was reduced by $60 million, resulting in a reduction in the provision for credit losses in the Consolidated Statement of Income. This was partially offset by an increase of $37 million arising from the acquisitions in Peru.
Outlook
The credit environment has been favourable over the past few years, resulting in low levels of new provisioning and high recoveries. It is unlikely that this environment will continue to prevail. We expect credit losses to rise somewhat in 2007 as recoveries diminish. In addition, growth in the Bank’s credit portfolios, both organic and through acquisitions, will contribute to higher specific provisions.
34       2006 SCOTIABANK ANNUAL REPORT

GROUP FINANCIAL PERFORMANCE
Fourth quarter results
Net income available to common shareholders was $890 million in the fourth quarter, an increase of $87 million or 11% from the same quarter last year, despite a negative impact of $27 million from foreign currency translation. Excluding this impact, net income available to common shareholders rose by $114 million or 14% over last year. The year-over-year increase reflected the impact of several acquisitions as well as widespread growth in retail volumes and other income in both Domestic and International Banking and higher trading revenues. These were partly offset by margin compression and lower net gains on the sale of investment securities.
     Net income available to common shareholders was $38 million below last quarter’s record level. The decrease primarily reflected: higher expenses, due mainly to the VAT recovery in Mexico last quarter; lower net interest income, due primarily to the negative impact of the change in mark-to-market value of non-qualifying derivatives; and lower net investment gains. Partially offsetting these factors were lower credit losses, due to a $60 million (pre-tax) reduction in the general allowance for credit losses, and higher trading revenues.
     Total revenue (on a taxable equivalent basis) was $2,999 million in the fourth quarter, an increase of $264 million or 10% over the same quarter last year, notwithstanding a negative foreign currency translation impact of $71 million or 3%.
     Net interest income (on a taxable equivalent basis) was $1,783 million in the fourth quarter, an increase of $202 million or 13% over the same quarter last year, but $33 million below the third quarter.
     The Bank’s net interest margin was 1.89% in the fourth quarter, a decrease of eight basis points from last year, and nine basis points below last quarter. This largely reflects the negative impact of a $40 million change in the mark-to-market value of non-qualifying derivatives used for asset-liability management in the fourth quarter of this year.
     Other income was $1,216 million in the fourth quarter, an increase of $62 million or 5% from the same quarter last year, due largely to the impact of various acquisitions, especially Peru, and widespread growth from retail products and services. This was partially offset by lower gains on the sale of investment securities and a negative $24 million impact from foreign currency translation.
     Quarter over quarter, other income rose by $43 million, due mainly to higher trading, securitization, and investment management and trust revenues. Partially offsetting were lower net gains on the sale of investment securities, and a decline in credit fees.
     The provision for credit losses was $32 million in the fourth quarter, compared to $36 million last year and $74 million in the previous quarter. This quarter’s provision was composed of $92 million in specific provisions and a reduction of $60 million in the general allowance for credit losses.
     The specific provision for credit losses of $92 million in the fourth quarter was up from the $81 million in the fourth quarter of last year and the $74 million in the previous quarter.
     Scotia Capital had a net provision of $26 million in the fourth quarter compared to net recoveries of $7 million in the fourth quarter of last year and net recoveries of $19 million in the previous quarter. In Domestic Banking, overall credit quality remained strong, with specific provisions of $58 million, down from $69 million in both the same period last year and the prior quarter. Specific provisions in International Banking of $8 million in the fourth quarter were down from $24 million in the previous quarter, and $16 million in the fourth quarter last year. The decrease from last quarter was due to lower provisions in the Caribbean.
     Non-interest expenses were $1,708 million in the fourth quarter, an increase of $129 million or 8% over the same quarter last year, mainly due to acquisitions, partially offset by a positive impact of $34 million from foreign currency translation. Excluding these factors, expenses rose by 5%.
     Quarter over quarter, non-interest expenses rose $100 million, mainly due to the $51 million VAT recovery in Mexico last quarter, as well as higher remuneration, technology and advertising expenses.
     The Bank’s effective tax rate was 18.0% in the fourth quarter, a 240 basis point decrease from the same quarter last year and 220 basis points below the previous quarter. These declines were mainly due to higher income from tax-exempt securities and higher levels of earnings from foreign subsidiaries with lower tax rates.
     The deduction for non-controlling interest in subsidiaries was $28 million for the quarter, up $8 million from the same period last year, and $1 million from last quarter, due to higher levels of earnings in majority-owned subsidiaries.
Summary of quarterly results
The Bank’s results in each quarter this year were higher than those in the same quarters of 2005. Revenues were higher in each of the quarters of 2006. Positive factors were continued solid retail asset growth in Canada, strong local currency asset growth in International Banking, particularly Mexico, as well as broad-based growth in other income, partly from acquisitions. On the negative side, earnings over the past eight quarters were affected by continued appreciation of the Canadian dollar, margin compression and higher expenses due to acquisitions and spending on initiatives to drive future revenue growth. An eight-quarter trend in net income and other selected information is provided on page 79.
2006 SCOTIABANK ANNUAL REPORT       35

GROUP FINANCIAL CONDITION
Group Financial Condition
Balance sheet
Assets
The Bank’s total assets at October 31, 2006, were $379 billion, up $65 billion or 21% from last year, or $71 billion excluding the impact of foreign currency translation. This was primarily from growth in retail and commercial loans, as well as securities.
Securities
Securities increased by $22 billion from last year. Investment securities were up $10 billion, due primarily to the purchase of U.S. retail automotive asset-backed securities. Trading securities were $12 billion higher than last year, mainly in Scotia Capital, to support customer-driven activity and trading operations.
     As at October 31, 2006, the surplus of the market value over book value of the Bank’s investment securities was $1,001 million, down $34 million from last year. A breakdown of the surplus is shown in Table 32 on page 77.
Loans
The Bank’s loan portfolio grew $38 billion or 19%. Domestic residential mortgages led this growth with a $16 billion increase, before securitization of $4 billion, reflecting a strong domestic economy, and the continued focus by the Bank on its sales and service program. The Bank’s expanded broker channel contributed $5 billion to the residential mortgage growth during the year, mainly through the acquisition of the mortgage business of the Maple Financial Group. Mortgage balances also rose in International Banking due to acquisitions in Central and South America, and strong organic growth. Personal loans increased $4 billion from last year, with $1 billion due to the ScotiaLine product. Residential mortgages and retail loans now make up 56% of total loans, compared to 42% five years ago.
Loan portfolio
loans & acceptances,
$ billions
     Business and government loans rose $14 billion from last year. Loans in Scotia Capital were up $7 billion, mainly in corporate lending. This included the purchase of a $1 billion precious metal loans portfolio by ScotiaMocatta, further strengthening its position as a global leader in bullion sales and trading. In International Banking, business and government loans increased in most locations, with Latin America up $2 billion, mainly from acquisitions in Peru and Costa Rica.
Table 8 Condensed Balance Sheet

As at October 31 ($ billions)	2006	2005	2004	2003	2002

Assets
Cash resources	$23.4	$20.5	$17.1	$20.6	$20.3
Securities	95.5	73.5	58.8	63.2	56.2
Loans	228.5	191.0	171.8	171.7	185.7
Other	31.6	29.0	31.5	30.4	34.2

Total assets	$379.0	$314.0	$279.2	$285.9	$296.4

Liabilities and shareholders’ equity
Deposits	$263.9	$217.4	$195.2	$192.7	$195.6
Obligations related to securities sold under repurchase agreements	33.5	26.0	19.4	28.7	31.9
Other liabilities	61.0	51.1	44.7	45.2	49.0
Subordinated debentures	2.3	2.6	2.6	2.7	3.9
Capital instrument liabilities	0.8	0.8	2.3	2.5	2.2

Total liabilities(1)	$361.5	$297.9	$264.2	$271.8	$282.6
Shareholders’ equity	$17.5	$16.1	$15.0	$14.1	$13.8

Total liabilities and shareholders’ equity	$379.0	$314.0	$279.2	$285.9	$296.4

Liabilities
Total liabilities were $361 billion as at October 31, 2006, an increase of $64 billion or 21% from last year, or $69 billion excluding the impact of foreign currency translation.
Deposits
Personal deposits increased by $9 billion, led by $4 billion growth in domestic personal GICs, and $3 billion from acquisitions made in 2006. Business and government deposits were up $32 billion, primarily to fund the Bank’s strong asset growth in 2006.
Obligations related to repurchase agreements
Obligations related to repurchase agreements are another source of wholesale funding and increased $7 billion in 2006.
Deposits
$ billions
Shareholders’ equity
Total shareholders’ equity rose $1.5 billion in 2006. The increase was primarily from a high level of internally generated capital of $2.1 billion, partially offset by the cost of share repurchases and the net unrealized foreign currency translation losses arising from the stronger Canadian dollar.
Outlook
For 2007, we are expecting a more modest increase in retail assets in Canada, in line with slower economic growth, and continued growth in our commercial and corporate portfolios. Outside Canada, growth in local currency assets in most international operations is expected to continue, although asset growth levels may moderate with slower global economic growth.
36      2006 SCOTIABANK ANNUAL REPORT

GROUP FINANCIAL CONDITION
Capital management
Scotiabank maintains a strong capital base to support the risks associated with its diversified businesses. The Bank’s capital ratios remain among the highest of its Canadian peer group. This strength contributes to safety for the Bank’s customers, fosters investor confidence and supports high credit ratings. In addition, the Bank’s practice is to remain well capitalized in order to take advantage of growth opportunities as they arise. Strong capital also provides for the potential to enhance shareholder returns through increased dividends or share repurchases.
     Capital adequacy for Canadian banks is governed by the requirements of the Office of the Superintendent of Financial Institutions (OSFI). These requirements are consistent with the international standards set by the Bank for International Settlements (BIS). Bank regulatory capital consists of two components — Tier 1 capital and Tier 2 capital — both of which are described below. Both components of capital provide support for banking operations and protect depositors. Tier 1 capital, which is more permanent, is of particular importance to regulators, financial markets and investors.
     In managing the Bank’s capital base, close attention is paid to the cost and availability of the various types of capital, desired leverage, changes in the balance sheet and risk-weighted assets, and the opportunities to profitably deploy capital. The amount of capital required for the business risks being assumed, and to meet regulatory requirements, is always balanced against the goal of generating an appropriate return for our shareholders. The capital plan is included in the capital management policy, which is approved by the Board of Directors.
Tier 1 capital
Tier 1 capital consists primarily of common shareholders’ equity, non-cumulative preferred shares and innovative structures such as trust securities. Tier 1 capital rose to $20.1 billion, an increase of $2.0 billion over last year:
•	Retained earnings grew by $1.7 billion, net of the cost of the repurchase of common shares of $324 million.

•	The Bank issued $750 million of Scotiabank Trust Securities, Series 2006-1, through Scotiabank Capital Trust.

•	Partially offsetting the above were: a net increase of $360 million in cumulative unrealized foreign currency translation losses, due to the strengthening of the Canadian dollar; and an increase of $375 million in goodwill associated with the Bank’s acquisitions in 2006.
     Over the past five years, the Bank has created $8.2 billion of internally generated capital, despite raising dividends by 138% during this period. This level of internal capital generation has consistently been among the highest of the Canadian banks.
Table 9 Regulatory capital

As at October 31 ($ millions)	2006	2005	2004	2003	2002

Tier 1 capital
Common shareholders’ equity	$16,947	$15,482	$14,685	$13,814	$13,502
Innovative capital instruments(1)	3,000	2,250	2,250	2,500	2,225
Non-cumulative preferred shares	600	600	300	300	300
Non-controlling interest in subsidiaries	435	306	280	326	662
Less: Goodwill	(873)	(498)	(261)	(270)	(299)

	20,109	18,140	17,254	16,670	16,390

Tier 2 capital
Subordinated debentures (net of amortization)	2,046	2,420	2,493	2,595	3,372
Eligible amount of general allowance(2)	1,307	1,330	1,317	1,352	1,448

	3,353	3,750	3,810	3,947	4,820

Less: Investments in associated corporations and other items	(476)	(358)	(200)	(209)	(250)

Total capital	$22,986	$21,532	$20,864	$20,408	$20,960

Total risk-weighted assets ($ billions)	$197.0	$162.8	$150.5	$154.5	$165.4

Capital ratios
Tier 1 capital ratio	10.2%	11.1%	11.5%	10.8%	9.9%
Total capital ratio	11.7%	13.2%	13.9%	13.2%	12.7%

Assets to capital multiple	17.1	15.1	13.8	14.4	14.5

(1)	Includes $2.75 billion of Scotiabank Trust Securities (Scotia BaTS), and preferred shares issued by Scotia Mortgage Investment Corporation.

(2)	Under OSFI guidelines, the general allowance was included in Tier 2 capital up to a maximum of 0.875% of risk-weighted assets.
Table 10 Changes in regulatory capital

For the fiscal years ($ millions)	2006	2005	2004	2003	2002

Total capital, beginning of year	$21,532	$20,864	$20,408	$20,960	$21,340
Internally generated capital
Net income	3,579	3,209	2,908	2,422	1,708
Preferred and common share dividends	(1,513)	(1,342)	(1,126)	(865)	(748)

	2,066	1,867	1,782	1,557	960

External financing
Debentures (net of amortization)	(374)	(73)	(102)	(777)	(1,561)
Preferred shares	—	300	—	—	—
Innovative capital instruments(1)	750	—	(250)	275	250
Common shares and contributed surplus	108	88	88	139	82
Purchase of shares and premium on redemption	(324)	(973)	(290)	(201)	(154)

	160	(658)	(554)	(564)	(1,383)

Other
Net unrealized foreign exchange translation gains (losses)	(360)	(178)	(709)	(1,176)	(137)
Non-controlling interest in subsidiaries	129	26	(46)	(336)	76
Other(2)	(541)	(389)	(17)	(33)	104

	(772)	(541)	(772)	(1,545)	43

Total capital generated (used)	1,454	668	456	(552)	(380)

Total capital, end of year	$22,986	$21,532	$20,864	$20,408	$20,960

(1)	Includes $2.75 billion of Scotiabank Trust Securities (Scotia BaTS), and preferred shares issued by Scotia Mortgage Investment Corporation.

(2)	Represents changes to eligible general allowance, regulatory capital deductions for goodwill, investments in associated corporations and securitization-related amounts, and other charges (credits) to retained earnings.
2006 SCOTIABANK ANNUAL REPORT       37

GROUP FINANCIAL CONDITION
Tier 1 capital
% October 31, 2006
Scotiabank’s tangible
common equity
% October 31
Tier 2 capital
Tier 2 capital consists mainly of subordinated debentures and the eligible portion of the total general allowance for credit losses. Tier 2 capital decreased by $397 million in 2006, due primarily to the redemption of a $300 million debenture due February 2011.
Regulatory capital ratios
Capital ratios are used to monitor the capital adequacy and the financial strength of banks. The two primary regulatory capital ratios, Tier 1 and Total, are determined by dividing those capital components by risk-weighted assets.
     In 2006, both of the Bank’s regulatory capital ratios remained strong. The Tier 1 and the Total capital ratios as at year end were 10.2% and 11.7%, respectively, 90 and 150 basis points below last year. The declines were due primarily to higher risk-weighted assets, driven by strong growth in loans and mortgages, including the impact of acquisitions made during the year. These ratios continued to exceed OSFI’s formal target levels of 7% and 10%. Scotiabank’s high capital ratios are the result of prudent capital management and consistent earnings growth driven by a disciplined expansion of risk-weighted assets.
     In addition to the regulatory capital ratios, banks are also subject to a maximum leverage test, the assets-to-capital multiple (ACM). The ACM is calculated by dividing a bank’s total assets, including specified off-balance sheet items, by its total capital. Under this test, total assets should not be greater than 20 times capital. As at October 31, 2006, the Bank’s ACM was 17.1 times, an increase from 15.1 times last year, mainly reflecting the 21% growth in assets.
Tangible common equity ratio
The level of tangible common equity (TCE) is generally considered to be one of the most important measures of a bank’s capital strength, and is often used by rating agencies and investors in their assessment of the quality of a bank’s capital position. Tangible common equity is calculated by deducting unamortized goodwill and intangibles from common shareholders’ equity.
     The TCE ratio is calculated by dividing tangible common equity by risk-weighted assets. At year end, the Bank’s TCE ratio was 8.3%, 100 basis points lower than the 2005 level, due to acquisitions and organic asset growth. Scotiabank’s TCE ratio continued to be strong relative to the other major Canadian banks.
Capital allocation
Besides the regulatory capital framework, the Bank also uses an economic capital framework to allocate capital to the business lines. This allows us to appropriately compare and measure the returns from the business lines, based upon their inherent risk. The economic capital allocation methodology separates risks into three major components – credit risk, market risk and operational risk — and calculates the capital required for each.
     The capital allocation models for credit risk use the Bank’s internal credit risk ratings for business loans, and credit bureau scoring for retail loans. In addition, the models take into account differences in term to maturity, probabilities of default, expected severity of loss in the event of default, and the diversification benefits of certain portfolios.
     Capital related to market risk is based on the internal VAR models used in the trading book, and on stress tests of the Bank’s interest rate gap structure, foreign exchange structural exposures, and equity investment portfolios.
     Operational risk capital is allocated based on an assessment of both business and event risk in each business line. Economic capital is much more risk sensitive than the existing regulatory capital measures.
     The proposed Basel II capital framework will introduce more risk sensitivity into the regulatory capital calculations, in certain instances using risk parameters similar to those used in the Bank’s current economic capital methodology.
Capital deployment
The Bank deploys capital to support sustainable, long-term revenue and net income growth. This business growth can be organic, by attracting new customers, increasing cross-sell to existing customers, adding new products and enhancing sales productivity, or it can come from the acquisition of businesses or portfolios.
     All major organic growth initiatives and acquisitions are subject to a rigorous analysis, to test business case assumptions and evaluate expected benefits. Key criteria include return on invested capital, expected payback period and internal rate of return based on discounted cash flows. Any potential acquisitions, investments or strategic initiatives that require a major allocation of the Bank’s capital are reviewed and approved by the Bank’s Strategic Transaction Investment Committee.
     As noted earlier, the Bank expects much of its future growth to come from outside Canada, and we are focusing our acquisition efforts in the Americas, in both traditional retail and commercial banking and in complementary businesses such as wealth management and insurance. In Asia, we will continue to explore opportunities in retail and commercial banking, particularly in China, India, Thailand and Malaysia.
     In Canada, we will pursue acquisitions to bolster our wealth management business and to increase market share in selected product areas.
38       2006 SCOTIABANK ANNUAL REPORT

GROUP FINANCIAL CONDITION
Dividends
Our record of strong earnings growth and our capital position allowed us to increase our quarterly dividend twice in 2006. On a year-over-year basis, dividends rose by 14% to $1.50 per share, and have risen at a compound annual rate of 16.3% over the past 10 years. The dividend payout ratio for 2006 was 42%, up from 41% last year, and within the Bank’s target payout range of 35% to 45%.
Dividend growth
dollars per share
Share buyback program
In January 2006, the Bank renewed its normal course issuer bid on the Toronto Stock Exchange to buy back up to 50 million common shares at prevailing market prices. In fiscal 2006, 7.6 million common shares were repurchased at an average price of $45.71 per share. During 2005, 26.1 million shares were purchased at an average price of $40.51 per share. The normal course issuer bid is expected to be renewed upon its expiry on January 5, 2007, although the maximum share purchase level will likely be reduced.
Share data
Details of the Bank’s common and preferred share data, as well as trust securities, are shown in the table below. Further details, including convertability features, are shown in notes 13 and 14 of the consolidated financial statements.
Basel II implementation
In June 2004, the Basel Committee on Banking Supervision released its report entitled “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (Basel II). The revised Basel II framework is to be implemented for the Canadian banks effective November 1, 2007, following a five-quarter parallel reporting period. The new framework is designed to more closely align regulatory capital requirements with underlying risks by introducing substantive changes in the treatment of credit risk. An explicit new capital charge for operational risk is also being introduced, as well as specific governance and oversight requirements, coupled with increased supervisory review of capital adequacy and additional related public disclosures. As a result of this more risk-based capital attribution approach, potential capital reductions or increases are possible; however, it is too early to predict the full impact at this stage. Any potential reductions in fiscal years 2008 and 2009 will be limited by regulatory capital “floors” of 90% and 80%, respectively, of the current capital adequacy requirements.
     Scotiabank has developed a comprehensive implementation program aimed at being in a position to meet regulatory requirements. We commenced a “parallel run” reporting to OSFI for the quarter ended October 31, 2006. All Basel II implementation and development work is under the governance of the Bank’s internal Basel II Steering Committee and the program control of our Basel Program Office. We remain committed to completing the necessary tasks to position us for implementation of the framework.
     The implementation date in Europe for similar advanced approaches is January 1, 2008, with U.S. implementation currently targeting 2009, and other jurisdictions in which the Bank operates anticipating implementation as far out as 2012. The difference in implementation dates in various countries introduces a degree of additional complexity and uncertainty for major institutions such as Scotiabank that operate in different jurisdictions around the world. This is currently not expected to significantly affect our implementation efforts.
Outlook
Scotiabank expects to maintain strong capital ratios in 2007. Dividends are expected to continue to increase in line with earnings growth. The payout ratio is likely to be at the higher end of the current target range of 35% to 45%.
Share Data

As at October 31 (thousands of shares)

Class A preferred shares issued by Scotia Mortgage Investment Corporation	250	(1)
Series 2000-1 trust securities issued by BNS Capital Trust	500	(1)
Series 2002-1 trust securities issued by Scotiabank Capital Trust	750	(2)
Series 2003-1 trust securities issued by Scotiabank Capital Trust	750	(2)
Series 2006-1 trust securities issued by Scotiabank Capital Trust	750	(2)

Preferred shares Series 12	12,000	(3)
Preferred shares Series 13	12,000	(4)
Common shares outstanding	989,512	(5)
Outstanding options granted under the Stock Option Plans to purchase common shares	31,839	(5)(6)

(1)	Reported in capital instrument liabilities in the Consolidated Balance Sheet.

(2)	Reported in business and government deposits in the Consolidated Balance Sheet.

(3)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.

(4)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in the amount of $0.30 per share.

(5)	As at December 8, 2006, the number of outstanding common shares and options were 990,933 and 30,267, respectively. The number of other securities disclosed in this table were unchanged.

(6)	Included are 15,892 stock options with tandem stock appreciation right (SAR) features.
2006 SCOTIABANK ANNUAL REPORT       39

GROUP FINANCIAL CONDITION
Off-balance sheet arrangements
In the ordinary course of business, the Bank enters into contractual arrangements that, while not required to be included in the Consolidated Balance Sheet, could have a current or future effect on the Bank’s results of operations or financial condition. These arrangements fall into three categories: variable interest entities (VIEs), securitizations, and guarantees and loan commitments.
Variable interest entities
Off-balance sheet arrangements with VIEs fall into two main categories:
•	VIEs that are used to provide a wide range of services to customers. These include VIEs established to assist clients in securitizing their financial assets (through asset-backed commercial paper conduits) and thereby facilitating cost-efficient financing, and to provide investment opportunities. In addition, the Bank creates, administers and manages personal and corporate trusts on behalf of its customers. The Bank also sponsors and actively manages mutual funds.

•	VIEs that are used to provide alternative sources of funding to the Bank and manage its capital position. The Bank securitizes its own assets, primarily residential mortgages. It also issues innovative Tier 1 capital instruments, such as Scotiabank Trust Securities, described in Note 13 to the consolidated financial statements.
     VIEs are subject to review and approval processes to ensure that all relevant risks, as well as accounting, related party, reputational, and ownership issues, are properly identified and addressed. For many of the VIEs that are used to provide services to customers, the Bank does not guarantee the performance of these assets, and does not absorb any related losses. For other VIEs, such as securitization and investment vehicles, the Bank may be exposed to credit, market, liquidity or operational risks. The Bank earns fees based on the nature of its association with a VIE.
     As at October 31, 2006, total consolidated assets related to VIEs were $13 billion, compared to $6 billion at end of 2005. The majority of this increase related to new funding arrangements. The amounts owed by or to these VIEs were not significant. The Bank earned fees of $16 million and $13 million in 2006 and 2005, respectively, from certain VIEs in which it has a significant variable interest but did not consolidate. More information with respect to the Bank’s involvement with VIEs, including details of maximum loss exposure by VIE category, is provided in Note 6 to the consolidated financial statements on pages 103 to 104.
Securitizations
The Bank securitizes a portion of its residential mortgages and personal loans by transferring the assets to trusts. Residential mortgage securitizations are done primarily through the Bank’s participation in the Canada Mortgage Bond (CMB) program. If certain criteria are met, these transfers are treated as sales, and the transferred assets are removed from the Consolidated Balance Sheet (this is discussed further in Note 1 to the consolidated financial statements on pages 95 to 99). These securitizations enable the Bank to access alternative funding sources, manage liquidity and other risks, and meet capital requirements. The Bank does not provide liquidity facilities with respect to the CMB program. As such, the Bank is not exposed to significant liquidity risks in connection with these off-balance sheet arrangements.
     Securitizations are a cost-effective way to fund the Bank’s mortgage growth. The outstanding balance of off-balance sheet securitized mortgages was $11,913 million as at October 31, 2006, compared to $7,801 million last year and $7,523 million two years ago. The growth in 2006 arose primarily from including amounts related to mortgages securitized by Maple Financial Group (Maple) prior to the Bank purchasing Maple in April 2006. The amount of off-balance sheet securitized personal loans was $170 million as at October 31, 2006, compared to $809 million last year and $1,319 million two years ago. The continued decline in the balance is due to ongoing maturities of prior years’ securitizations.
     Subsequent to the transfer of assets, the Bank may retain interests in securities issued by the trusts, has agreements to make payments to the trusts under certain limited circumstances, maintains relationships with the underlying customers, and provides administrative services to the trusts. Additional information on the commitments to the trusts is disclosed in Note 21 to the consolidated financial statements on pages 117 to 118.
     The Bank recorded securitization revenues of $43 million in 2006, compared to $79 million in 2005 and $111 million in 2004. This decrease was due in part to the decline in securitized personal loan balances. Additional information on the amount of securitizations and associated cash flows, servicing fees and retained interests is provided in Note 4(b) to the consolidated financial statements on page 102.
Guarantees and loan commitments
Guarantees and loan commitments are fee-based products that the Bank provides to its customers. Details regarding the nature of these products are as follows:
•	Standby letters of credit and letters of guarantee — As at October 31, 2006, these amounted to $18.5 billion, compared to $15.8 billion last year. These are issued at the request of a Bank customer to secure the customer’s payment or performance obligations to a third party. The Bank provides partial credit enhancements, in the form of financial standby letters of credit, to commercial paper conduits. As at October 31, 2006, these credit enhancements, which are included within standby letters of credit and letters of guarantee, amounted to $43 million, compared to $27 million last year.

•	Liquidity facilities — These generally provide an alternate source of funding to asset-backed commercial paper conduits in the event that a general market disruption prevents the conduits from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. As at October 31, 2006, these facilities amounted to $10.1 billion, an increase of $2.4 billion from a year ago.
40       2006 SCOTIABANK ANNUAL REPORT

GROUP FINANCIAL CONDITION
•	Indemnification contracts — In the ordinary course of business, the Bank enters into many contracts which contain indemni-fication provisions, where the Bank may indemnify contract counterparties for certain aspects of the Bank’s past conduct if other parties fail to perform, or if certain events occur. The Bank cannot estimate, in all cases, the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities.

•	Loan commitments — The Bank has commitments to extend credit, subject to specific conditions, which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities. As at October 31, 2006, these commitments amounted to $106 billion, compared to $100 billion a year earlier. The majority of these commitments are short-term in nature, with original maturities of less than one year.
     These guarantees and loan commitments may expose the Bank to credit or liquidity risks and are subject to the Bank’s standard review and approval processes. For the guarantee products, the above dollar amounts represent the maximum risk of loss in the event of a total default by the guaranteed parties and are stated before any reduction for recoveries under recourse provisions, insurance policies or collateral held or pledged.
     Fees from the Bank’s guarantees and loan commitment arrangements, recorded in credit fees in the Consolidated Statement of Income, were $216 million in 2006, compared to $227 million in the prior year. Detailed information on guarantees and loan commitments is disclosed in Note 21 to the consolidated financial statements on pages 117 and 118.
Financial instruments
The Bank’s primary business activities result in a balance sheet that consists primarily of financial instruments. Assets that are financial instruments include cash resources, securities, loans and customers’ liability under acceptances. Financial instrument liabilities include deposits, acceptances, obligations related to securities sold under repurchase agreements, obligations related to securities sold short, subordinated debentures and capital instrument liabilities. In addition, the Bank uses derivative financial instruments for both trading and asset/liability management purposes. Financial instruments are generally carried at cost, except those held for trading purposes, which are carried at their estimated fair value.
     The risks that arise from transacting financial instruments include credit risk, liquidity risk, operational risk and market risk. Market risk arises from changes in interest rates, foreign currency exchange rates and equity prices. The Bank manages these risks using extensive risk management policies and practices, including various Board-approved risk management limits and techniques. A discussion of the Bank’s risk management policies and practices can be found in the Risk Management section (see pages 53 to 63).
     Further details on the terms and conditions of the Bank’s financial instruments are provided in the notes to the 2006 consolidated financial statements. Note 22 (see pages 119 to 122), for example, summarizes the fair value of financial instruments and describes how these amounts were determined. This note also presents the Bank’s interest rate risk profile by term, based on the earlier of contractual repricing or maturity dates, and the Bank’s financial instrument credit exposure by sector and geography. Note 23 (see pages 122 to 125) provides details about derivatives used in trading activities and asset/liability management, including notional amounts, term to maturity, credit risk and fair values.
     The risks associated with the Bank’s financial instrument portfolios can be assessed using various methods. For example, the interest rate risk arising from the Bank’s non-trading financial instruments can be estimated using the impact of a 100 basis point increase in interest rates on annual income and the present value of net assets as described on page 58. For trading activities, the table on page 59 discloses the average one-day Value at Risk by risk factor. Based on the Bank’s maturity profile of derivative instruments, only 12% (2005 — 12%) had a term to maturity greater than five years.
     The fair value of the Bank’s financial instruments exceeded their book value by $396 million (2005 — $1,248 million) as at October 31, 2006. The year-over-year change in the excess of fair value over book value arises mainly from changes in interest rates. Fair value estimates are based on market conditions at October 31, 2006, and may not be reflective of future fair values. Further information on how fair values are estimated is contained in the Critical Accounting Estimates section (see pages 64 to 67).
     The Bank’s accounting policies for derivatives and hedging activities are further described in Note 1 (see pages 95 to 99). Interest income and expense on interest-bearing financial instruments are recorded in the Bank’s Consolidated Statement of Income as part of net interest income. Credit losses resulting from loans are recorded in the provision for credit losses. Realized gains and losses on disposals of investment securities, as well as writedowns, are recorded in other income, as are net trading gains and losses.
     The Canadian Institute of Chartered Accountants has issued new accounting standards on the recognition and measurement of financial instruments, as well as hedges and comprehensive income. These new standards are applicable to the Bank commencing November 1, 2006, and are further described in Note 2 (see page 99).
2006 SCOTIABANK ANNUAL REPORT       41

BUSINESS LINES
Business Line Overview
Domestic Banking
Domestic Banking reported net income available to common shareholders of $1,279 million, a 2% increase over last year. Strong growth in retail mortgages, personal lending and deposits was partially offset by a narrowing interest margin. As well, wealth management and credit card revenues grew year over year. Non-interest expenses increased to support revenue growth initiatives, while provisions for credit losses remained well controlled.
Net income available to
common shareholders
($ millions)
Scotia Capital
Scotia Capital had a record year, as net income available to common shareholders rose 14% to $1,047 million in 2006. This result was achieved despite the negative effect of foreign currency translation. The increase was driven by record trading and M&A revenues, as well as interest recoveries and gains on the sale of securities. We continued to benefit from favourable credit conditions, realizing net loan loss recoveries again this year.
Net income available to
common shareholders
($ millions)
International Banking
International Banking had an excellent year in 2006, with net income available to common shareholders of $1,054 million, an increase of 32% from last year, notwithstanding the negative effect of foreign currency translation as a result of the appreciation of the Canadian dollar. Scotiabank Mexico’s earnings contribution continued to rise, and acquisitions in Peru and Costa Rica added to earnings. The Caribbean and Central America also had good growth and lower credit losses.
Net income available to
common shareholders
($ millions)
Other
The Other category represents smaller operating segments, including Group Treasury and other corporate adjustments, that are not allocated to an operating segment.
2006 Net Income
2006 Financial Performance

	Domestic	International
($ millions)	Banking (1)	Banking (1)	Scotia Capital (1)	Other (1)	Total

Net interest income	$3,682	$2,306	$951	$(531)	$6,408
Other income	1,935	939	1,437	489	4,800
Provision for credit losses	(279)	(60)	63	60	(216)
Non-interest expenses	(3,469)	(1,927)	(955)	(92)	(6,443)
Income taxes/non-controlling interest	(581)	(196)	(443)	250	(970)

	1,288	1,062	1,053	176	3,579
Preferred dividends paid	(9)	(8)	(6)	(7)	(30)

Net income available to common shareholders	$1,279	$1,054	$1,047	$169	$3,549

Return on equity(2)(%)	27.8%	23.4%	31.3%	N/A	22.1%
Average earning assets ($ billions)	$136	$56	$117	$29	$338

(1)	Taxable equivalent basis.

(2)	For management and internal reporting purposes, the Bank allocates equity to its business lines using a methodology that considers credit, market and operational risk inherent in each business line. Return on equity is calculated based on the economic equity allocated to the business line. Economic equity is not a defined term under GAAP and, accordingly, the resulting return on equity for each business line may not be comparable to those used by other financial institutions.
N/A Not applicable
42   2006 SCOTIABANK ANNUAL REPORT

BUSINESS LINES
Domestic Banking
2006 Achievements
•	Named “Bank of the Year in Canada” for the fourth time in six years by The Banker magazine, based on financial performance, technology innovation, and corporate strategy.

•	Completed strategic acquisitions that demonstrated an effective use of our capital while augmenting our customer base:
–	the mortgage business of Maple Financial Group Inc., including a $7.9 billion mortgage portfolio (including securitized assets), which doubles originations through the important broker channel.

–	the Canadian operations of the National Bank of Greece.
•	Opened 15 new branches and added 125 personal bankers in high-growth markets.

•	Scored first in customer service excellence among Canada’s five major banks in six of 11 customer service categories.

•	Achieved strong customer loyalty among affluent clients, which reached an all-time high, with 81% of clients rating Scotia Private Client Group performance as “very good” or “excellent.” Our share of wallet for this client segment increased for the third straight year.

•	Launched Scotia Blueprint, a proprietary financial planning tool, to increase share of wallet with emerging affluent customers, and improve productivity of financial advisors.

•	Launched the new Term Lending System, a real time, web-based platform which enables faster development and launch of mortgage products, and improves the customer experience through streamlined processing.

•	Generated strong momentum in mutual fund sales, with our Scotia Selected® Funds surpassing $1 billion in assets.

•	Achieved strong growth in ScotiaMcLeod Direct Investing (SMDI), as average commission per account rose 14%, new accounts and trade volumes were up 4% and 23%, respectively, and assets under administration increased 16% year over year.
2007 Priorities
•	Increase share of wallet with existing customers, focusing on the emerging affluent and pre-retirement investor segments.

•	Acquire new customers with targeted community-based marketing initiatives, new branches and more financial advisors.

•	Proactively pursue acquisitions and alliances to support our strategic objectives.

•	Realize growth opportunities in mutual funds, core deposits, credit cards and insurance.

•	Continue our focus on improving market share in Commercial Banking with a revitalized business model.

•	Improve our small business offering to expand the customer base and realize opportunities for significant growth from capturing owners’ personal business.
Business profile
Domestic Banking provides a full range of banking and investing services to nearly 7 million customers across Canada, through a network of 972 branches and 2,742 ABMs, as well as telephone and Internet banking.
     Domestic Banking includes three main businesses. Retail and Small Business Banking provides mortgages, loans, credit cards, investments, insurance and day-to-day banking products to individuals and small businesses. Wealth Management provides a full range of products and services including: retail brokerage (discretionary, non-discretionary and self-directed); investment management advice; mutual funds and savings products; and financial planning and private client services for affluent clients. Commercial Banking delivers a full product suite to medium and large businesses.
Strategy
Our core purpose is to help our customers become financially better off by providing relevant solutions to their unique needs. Domestic Banking’s strategy for growth is to expand our client base, particularly with customer segments that have high-growth potential. As well, we will drive revenue growth by building on our strengths in customer service, execution and cross-business line partnerships, and by making strategic acquisitions.
     We are focused on growing business with mid-market investors and small business clients, and capturing primary advisor status with emerging affluent and affluent clients, providing personalized solutions based on a customized financial plan. In Commercial Banking, we are working to finalize the re-engineering of our business, with an emphasis on delivering client-valued, cost-effective solutions.
Key performance drivers
Management uses a number of key metrics to monitor business performance:
•	revenue growth;

•	customer satisfaction and loyalty;

•	new customer acquisition;

•	productivity ratio; and

•	loan loss ratio (specific provisions as a percentage of average loans and acceptances).
2006 SCOTIABANK ANNUAL REPORT       43

BUSINESS LINES
Domestic Banking financial performance

($ millions)	2006	2005	2004

Net interest income(1)	$3,682	$3,576	$3,494
Other income	1,935	1,819	1,671
Provision for credit losses (PCL)	(279)	(274)	(317)
Non-interest expenses	(3,469)	(3,296)	(3,217)
Income taxes(1)	(581)	(566)	(522)

Net Income	1,288	1,259	1,109
Preferred dividends paid	(9)	(6)	(4)

Net income available to common shareholders	$1,279	$1,253	$1,105

Key ratios

Return on equity (ROE)	27.8%	31.0%	30.6%
Productivity(1)	61.8%	61.1%	62.3%
Net interest margin (NIM)	2.70%	2.90%	3.14%
PCL as a percentage of loans and acceptances	0.20%	0.22%	0.28%

Selected balance sheet data (average balances)

Earning assets	136,420	123,224	111,443
Deposits	107,370	98,579	91,395
Attributed equity	4,602	4,036	3,610

(1)	Taxable equivalent basis.
Financial performance
Domestic Banking reported net income available to common shareholders of $1,279 million in 2006, $26 million or 2% higher than last year, with a return on equity of 27.8%. Domestic Banking accounted for 36% of the Bank’s total net income. Results included solid performances in wealth management and commercial banking. Strong asset and deposit growth in retail and small business banking was largely offset by margin compression. In addition, we had solid customer retention and a 3% year-over-year increase in our customer base.
Assets and liabilities
Average assets grew 11% in 2006. This was led by a substantial increase in residential mortgage balances (before securitization) of $10 billion or 13%. This mortgage growth included $2 billion from the acquisition of the mortgage business of Maple Financial Group. There were substantial market share gains in mortgages, which rose 136 basis points from last year, and market share in total personal lending was up a strong 82 basis points, due primarily to acquisitions. There was strong year-over-year growth of 14% in personal lines of credit.
     Retail and small business deposits grew $6 billion or 8%, due mainly to an increase in term deposit balances, which led to an industry-leading gain in personal deposit market share of 48 basis points from last year. Commercial deposits, including Money Master for businessTM, rose 15%, continuing the double-digit growth trend of the past several years. There were good market share gains in business accounts over the last year, up 15 basis points.
     In Wealth Management, assets under administration rose 6% to $117 billion. Net asset inflows from new customers, continued growth in our share of customers’ investment business, and market-driven gains contributed to this growth.
Revenues
Total revenues were $5,617 million, up $222 million or 4% from last year. Net interest income increased by $106 million to $3,682 million in 2006, as a result of strong volume growth in assets and deposits. The net interest margin declined by 20 basis points year over year to 2.70%, largely reflecting higher funding costs caused primarily by rising interest rates and a flattening of the yield curve. In addition, the strong retail asset growth, both organic and through acquisitions, has exceeded deposit growth, with the difference funded by more expensive wholesale deposits.
Total revenue
     Other income for the year was $1,935 million, an increase of $116 million or 6%, driven primarily by higher wealth management revenues and increases in retail and small business banking activities.
Retail & Small Business Banking
Selected highlights

($ millions)	2006	2005	2004

Total revenue	$3,742	$3,651	$3,550
Average residential mortgages (1)	82,107	72,589	64,328
Average loans (excluding residential mortgages)	33,385	31,123	28,101
Average deposits	77,948	72,428	68,125

(1)	Includes securitized mortgages.
Total revenues were $3,742 million, up $91 million or 2% from last year. Net interest income rose by $51 million or 2% from growth in assets and deposits, partially offset by a lower margin. Other income rose $40 million or 5%, driven by higher credit card revenues, reflecting growth in cardholder transactions, and higher service fees from chequing and savings accounts, reflecting pricing changes. There was strong revenue growth in small business banking, and we increased market share in this important customer segment.
Commercial Banking
Selected highlights

($ millions)	2006	2005	2004

Total revenue	$883	$833	$820
Average business loans and acceptances	18,548	17,400	17,163
Average business deposits	24,082	21,021	17,863

Total revenues rose by $50 million or 6% to $883 million in 2006. Net interest income was 8% higher than last year from strong growth in both assets and deposits. Average assets rose 7% and average deposits increased 15%. Year over year, other income rose 2% to $301 million.
44       2006 SCOTIABANK ANNUAL REPORT

BUSINESS LINES
Wealth Management
Selected highlights

($ millions)	2006	2005	2004

Total revenue	$992	$911	$795
Assets under administration	117,100	110,800	96,900
Assets under management	23,900	23,100	19,800

Total revenues were $992 million, up $81 million or 9% from last year. Underlying revenue growth for mutual funds was 21%, driven by asset growth of $1.2 billion or 8%, and there was a shift in the mix to more profitable balanced and equity funds. Retail brokerage revenues rose mainly as a result of increased fee-based business and trading volumes. SMDI revenues rose 30%, as trading volumes increased 23%. Private client revenues increased by 10% reflecting growth in managed accounts.
     Assets under administration continue to grow, rising 6% during the year, reflecting increases in our mutual fund, private client and retail brokerage businesses. Our Scotiatrust business moved into second place in the personal trust industry.
Non-interest expenses
Non-interest expenses of $3,469 million remained controlled in 2006, up $173 million or 5% from last year. The increase was due mainly to the impact of the acquisitions and growth initiatives, as well as higher volume-related expenses, including credit card rewards, mortgage acquisition fees and mutual fund trailer fees. As well, performance-based compensation rose, reflecting higher retail brokerage volumes and other revenue-based growth.
Credit quality
Provisions for credit losses were $279 million in 2006, a slight increase of $5 million compared to last year. Credit quality remained strong in the retail portfolio, with the ratio of loan losses to average loan balances improving two basis points from last year to 20 basis points. Furthermore, the consumer loan portfolio is 90% secured. Credit quality in the commercial portfolio remained solid, and provisions rose slightly in 2006.
Outlook
We expect to maintain solid growth in assets and deposits next year, which will contribute to higher net interest income. However, in the near term, pressures on the net interest margin are expected to persist, although they should moderate somewhat over the course of the year. Growth in other revenue is expected to come from an increase in deposit accounts, higher credit card transaction volumes and other business initiatives. We expect continued growth in wealth management revenues, particularly mutual funds. Non-interest expenses in 2007 will reflect acquisitions and the ongoing investment in planned growth initiatives. Credit quality is expected to remain stable, with provisions for credit losses increasing in line with the growth in average loans.
2006 SCOTIABANK ANNUAL REPORT      45

BUSINESS LINES
International Banking
2006 Accomplishments
•	Made strategic acquisitions in attractive markets where we already had a presence:
–	In Peru, we acquired Banco Wiese Sudameris and the remaining shares of Banco Sudamericano, giving us a market share of 17%;

–	Acquired Corporacion Interfin in Costa Rica which, combined with our existing operations, makes us the largest private (non-government) bank in the country, with a 14% market share; and

–	Purchased Citibank’s consumer lending business in the Dominican Republic.
•	Recognized for our commitment to excellence and customer satisfaction and loyalty:
–	Named Best Bank in Jamaica and the Caribbean by Latin Finance magazine;

–	Named Bank of the Year in Jamaica and the Dominican Republic by Euromoney magazine; and

–	Interfin was recognized as Bank of the Year in Costa Rica by The Banker magazine.
•	Continued to aggressively expand our credit card operations:
–	Launched cards in four new markets – Belize, Cayman, St. Maarten and Turks and Caicos;

–	Acquired the Citibank credit card portfolio in the Dominican Republic; and

–	Partnered with the NFL to issue co-branded cards in Mexico. As well, we continued to leverage strategic alliances with loyalty and frequent flyer programs in Mexico and the Caribbean to enhance our value proposition.
2007 Objectives
•	Grow customer base by expanding our sales and delivery network, particularly in Mexico, where we are planning to add 85 branches. We are also increasing advertising in Spanish-speaking markets and leveraging our strength in database marketing.
•	Continue to actively seek acquisitions in the Caribbean, Central America, Latin America and Asia.
•	Continue to aggressively expand our highly profitable credit card operations through new sales channels, strategic partnerships and acquisitions.
•	Improve efficiency by consolidating six data centres into one, and complete a major improvement in our communications network throughout the English Caribbean.
•	Target small business customers with pilot projects in Mexico, El Salvador and Bahamas.
•	Focus on expanding our product offering and delivery channels for both wealth management and insurance services.
Business profile
International Banking operates in more than 40 countries, and includes Scotiabank’s retail and commercial banking operations outside of Canada. Through our network of more than 1,200 branches and offices and 2,450 ABMs, as well as telephone and Internet banking, we provide a full range of financial services to almost 5 million customers.
     International Banking is organized into the following geographic regions: Caribbean and Central America, Mexico, Latin America and Asia.
Strategy
Our global growth strategy remains focused on: organic growth, through enhanced sales and service delivery, expansion of complementary businesses and improved efficiency; strategic acquisitions; and leadership development.
     We are investing in high-growth markets where we anticipate increased demand for financial services, making acquisitions, expanding our delivery network and moving beyond traditional banking into areas such as wealth management and insurance. We are also leveraging proven, bankwide capabilities to expand our product and service offerings, deepen customer relationships and improve sales management and productivity. As well, we are increasing operating efficiency through a shared services approach and common technology platforms. As we grow, we continue to build our management capabilities by adding rigor to the identification of emerging leaders, and providing them with development opportunities.
Key performance drivers
Management uses a number of key metrics to monitor business performance:
•	revenue growth (using normalized exchange rates);

•	customer satisfaction and loyalty;

•	new customer acquisition;

•	productivity ratio; and

•	loan loss ratio (specific provisions as a percentage of average loans and acceptances).
46      2006 SCOTIABANK ANNUAL REPORT

BUSINESS LINES
International Banking financial performance

($ millions)	2006	2005	2004

Net interest income(1)	$2,306	$1,969	$1,858
Other income	939	793	741
Provision for credit losses (PCL)	(60)	(70)	(70)
Non-interest expenses	(1,927)	(1,712)	(1,606)
Income taxes/non-controlling interest(1)	(196)	(174)	(201)

Net Income	1,062	806	722
Preferred dividends paid	(8)	(6)	(4)

Net income available to common shareholders	$1,054	$800	$718

Key ratios

Return on equity (ROE)	23.4%	21.6%	21.7%
Productivity(1)	59.4%	62.0%	61.8%
Net interest margin (NIM)	4.15%	3.95%	3.81%
PCL as a percentage of loans and acceptances	0.16%	0.23%	0.23%

Selected balance sheet data (average balances)

Earning assets	55,510	49,829	48,897
Deposits	41,309	37,219	37,972
Attributed equity	4,500	3,706	3,314

(1)	Taxable equivalent basis.
Financial performance
International Banking’s net income available to common shareholders in 2006 was a record $1,054 million, a substantial increase of $254 million or 32% from last year. This strong growth was achieved notwithstanding the significant negative impact of foreign currency translation. Excluding this impact, net income rose $319 million or 40% year over year. International Banking accounted for 30% of the Bank’s total net income. Return on equity increased to 23.4%, up from 21.6% last year.
     The most significant contributors to earnings growth were Mexico, the Caribbean and Central America, and our acquisitions in Peru. Mexico’s net contribution increased 62% year over year, due mainly to strong loan growth, higher retail banking revenues and the recovery of $51 million of Value Added Tax (VAT). Results in the Caribbean and Central America were bolstered by the impact of our acquisitions in El Salvador, Costa Rica and the Dominican Republic, as well as strong organic loan growth and higher credit card revenues.
Assets and liabilities
Average assets increased 11% during the year to $56 billion. Excluding the increase resulting from acquisitions, and the negative impact of foreign currency translation, retail loan growth was very strong at 24%. Growth in outstanding credit cards balances was particularly robust, up 38%, spread across the division. Commercial loan growth was a solid 16%, with increases in the Caribbean and Central America, Asia and Mexico. Growth in low-cost savings deposits was also strong at 11%, as deposit balances rose in most Caribbean countries and Mexico.
Revenues
Total revenues were $3,245 million in 2006, an increase of $483 million or 17% from last year. Excluding the negative impact of foreign currency translation, revenues increased $684 million or 25%.
Total revenue
     Net interest income was $2,306 million in 2006, an increase of $337 million or 17% from last year, despite a negative foreign currency translation impact of 7% or $144 million. The increase was a result of very strong organic loan growth across the division, as well as the impact of our acquisitions in Peru, the Caribbean and Central America. Margins were up from last year, driven by an increase in Mexico and our acquisitions in Peru.
     Other income increased $146 million or 18% year over year to $939 million. Excluding the negative impact of foreign currency translation, the growth was very strong at 26%. This was partly a result of our acquisitions in Peru and the Caribbean and Central America. In addition, there was strong growth in Mexico, the Caribbean and Asia. Partially offsetting these increases were lower gains on the sale of emerging market securities, and gains on sales of business operations and other assets realized in 2005.
Caribbean and Central America
Selected highlights

($ millions)	2006	2005	2004

Total revenue	$1,308	$1,174	$1,149
Average personal loans	6,643	5,675	5,175
Average business loans	7,356	6,305	6,294
Average deposits	12,931	12,074	11,764

Total revenues were $1,308 million in 2006, an increase of $134 million or 11%, despite the negative 9% impact of foreign currency translation.
     Net interest income was $1,020 million in 2006, an increase of $84 million or 9% from last year. Excluding the impact of foreign currency translation and our acquisitions, net interest income increased 15% from last year. This increase was driven by a 22% increase in commercial lending and an 18% increase in retail loans, primarily in credit cards (up 32%) and mortgages (up 22%). Margins were down slightly year over year.
     Other income rose $50 million or 21% year over year. Excluding the negative impact of foreign currency translation, other income grew 30%. This was primarily due to a very strong increase of 37% in credit card fees, as the number of cardholders rose 36%, a 38% increase in commercial banking fees, as well as other contributions from our acquisitions. This growth was partly offset by a decline in other fee income; we earned no fees from loan collection services related to the Baninter acquisition in the Dominican Republic, as these services were completed in 2005.
2006 SCOTIABANK ANNUAL REPORT      47

BUSINESS LINES
Mexico
Selected highlights

($ millions)	2006	2005	2004

Total revenue	$1,206	$1,054	$917
Average personal loans	3,457	2,817	2,432
Average business loans	5,747	5,262	4,130
Average deposits	9,769	8,934	8,383

Total revenues were $1,206 million in 2006, an increase of $152 million or 14%, despite a negative impact of $62 million due to foreign currency translation.
     Net interest income was $803 million in 2006, an increase of $112 million or 16% from last year. Excluding the impact of foreign currency translation, net interest income rose 22%. This increase was driven by strong volume growth, including a 54% increase in credit card balances, a 28% increase in mortgages, and a 15% increase in commercial loans. Margins were up slightly from last year, reflecting a change in the mix of assets, with faster growth in higher-spread products such as credit cards and auto loans.
     Other income increased $40 million or 11% year over year. Excluding the negative impact of foreign currency translation, other income rose 17%. This was due primarily to a 46% increase in credit card fees, as the number of cardholders rose 37%, a 21% increase in full-service and discount brokerage fees due to higher client trading volumes, and a 17% increase in other retail banking fees.
Latin America, Asia and Other
Selected highlights

($ millions)	2006	2005	2004

Total revenue	$731	$534	$533
Average personal loans	1,964	1,031	880
Average business loans	7,658	6,401	7,882
Average deposits	18,609	16,211	17,825
Average investment securities	4,316	4,504	5,196

Total revenues were $731 million in 2006, an increase of $197 million, due primarily to our acquisitions in Peru. Excluding the negative impact of foreign currency translation and the positive impact of the Peru acquisitions, revenues decreased $38 million from last year. This was primarily due to lower gains on the sale of emerging market securities. In addition, spreads on our emerging market securities fell due to higher funding costs. These were partly offset by a gain on the sale of a foreclosed asset in Asia and an underlying 24% increase in commercial lending volumes in Asia.
Non-interest expenses
Non-interest expenses were $1,927 million in 2006, up 13% or $215 million from last year. Excluding the favourable impact of foreign currency translation and the impact of our acquisitions in Peru and the Caribbean and Central America, expense growth was 7%. This reflects higher technology and compensation expenses in the Caribbean and Central America to support ongoing business growth initiatives. Partly offsetting these factors were lower litigation fees and a 2006 recovery of $51 million of VAT in Mexico.
Credit quality
The provision for credit losses was $60 million in 2006, down 15% from last year. Lower provisions in Mexico, the Caribbean and Chile were partly offset by higher provisions in Asia.
Outlook
We expect earnings in International Banking to continue to grow in 2007, particularly in Mexico, Peru and the Caribbean and Central America. We anticipate growth in assets and deposits, with an increased focus on sales effectiveness, and ongoing expansion of the delivery network. We will continue to pursue acquisitions in key markets.
48      2006 SCOTIABANK ANNUAL REPORT

BUSINESS LINES
Scotia Capital
2006 Achievements
•	Named Best Investment Bank in Canada by Global Finance magazine for the third year in a row.
•	For the fourth consecutive year, Scotia Capital’s corporate derivatives team was ranked number 1 in Canada by an independent third-party market survey.
•	ScotiaFX, our proprietary foreign exchange trading platform, was recognized by Euromoney magazine as a Global Top Ten Trading Platform in their 2006 Annual Poll of Polls, Internet FX category, in terms of client satisfaction. We were also named Best Foreign Exchange Bank in Canada by Global Finance magazine.
•	Continued to expand our capital markets capabilities, enhancing our fixed income operations and opening an emerging currency Eurobond desk in London.
•	Notable transactions during the year included:
–	Through Scotia Waterous, we acted as exclusive financial advisor to Canadian Natural Resources Ltd in its US$4 billion acquisition of Anadarko Canada Corporation. Scotia Capital also acted as joint lead arranger and joint bookrunner on a $3.8 billion credit facility to finance the transaction.

–	Entered an agreement with General Motors Acceptance Corporation (GMAC) to purchase up to US$20 billion in U.S. retail automotive asset-backed securities over five years, under a US$6 billion revolving credit facility.

–	Through our precious metals division, ScotiaMocatta, completed the acquisition of approximately US$900 million in precious metals loans from Bank of America, further strengthening our position as a global leader in bullion sales and trading.
2007 Priorities
•	Continue to build and leverage our NAFTA capabilities, which we consider to be a major competitive advantage.
•	Grow product capabilities and provide global client coverage in selected industries, such as mining and oil & gas.
•	In Canada, our objective is to generate sustainable revenue growth through broadened client coverage, enabled by our integrated corporate and investment banking coverage model.
•	Pursue new clients and target institutional clients such as alternative asset managers.
Business profile
Scotia Capital is the corporate and investment banking arm of the Scotiabank Group, providing full-service coverage across the NAFTA region, as well as other selected niche markets globally. We offer wholesale financial products to corporate, government and institutional investor clients.
     Scotia Capital is organized into two main businesses. Global Corporate and Investment Banking provides corporate lending, equity underwriting and mergers & acquisitions advisory services. Global Capital Markets provides products and services in a number of areas: fixed income; derivatives; foreign exchange; equity sales, trading and research; and, through ScotiaMocatta, precious metals.
Strategy
Our strategy remains focused on sustainable revenue growth and earning a good return on capital by building strong client relationships, while prudently managing risk. Revenue growth is expected to come from targeting new clients, building global capabilities in selected industries such as energy and mining, expanding product capabilities in areas such as derivatives and by focusing on institutional clients such as alternative asset managers.
Key performance drivers
Management uses a number of key metrics to monitor business performance:
•	revenue growth;

•	client profitability (return on economic equity, improvement in cross sell);

•	loan loss ratio (specific provisions as a percentage of average loans and acceptances);

•	Value at Risk; and

•	daily trading profitability.
2006 SCOTIABANK ANNUAL REPORT      49

BUSINESS LINES
Scotia Capital financial performance

($ millions)	2006	2005	2004

Net interest income(1)	$951	$849	$937
Other income	1,437	1,320	1,227
Recovery of (provision for) credit losses (PCL)	63	71	(106)
Non-interest expenses	(955)	(929)	(960)
Income taxes(1)	(443)	(390)	(275)

Net income	1,053	921	823
Preferred dividends paid	(6)	(6)	(4)

Net income available to common shareholders	$1,047	$915	$819

Key ratios

Return on equity (ROE)	31.3%	28.4%	20.3%
Productivity(1)	40.0%	42.8%	44.4%
Net interest margin (NIM)	0.73%	0.76%	0.86%
PCL as a percentage of loans and acceptances(2)	(0.25)%	(0.31)%	0.42%

Selected balance sheet data (average balances)

Total assets	129,825	112,209	109,349
Earning assets	116,598	98,908	94,326
Loans and acceptances	51,723	49,382	46,110
Securities	61,655	47,827	40,265
Attributed equity	3,349	3,223	4,028

(1)	Taxable equivalent basis.

(2)	Corporate Banking only.
Financial performance
Scotia Capital reported record net income available to common shareholders of $1,047 million in 2006, a 14% increase over last year. The strong performance was driven by solid revenue growth of 10%, with growth in both Global Corporate and Investment Banking and Global Capital Markets. We continued to benefit from a benign credit environment, which again resulted in low provisions for credit losses and loan loss recoveries. Expenses remained well controlled, up a modest 3% from last year. Return on equity, at 31.3% was a record for the division, well ahead of last year’s strong performance. Scotia Capital contributed 30% to the Bank’s total net income.
Assets and liabilities
Total average assets rose to $130 billion, a 16% increase from last year. There was an increase of $8 billion in trading securities, to support both client-driven activity and trading opportunities. The increase also reflects the $6 billion impact of purchases of U.S. retail automotive asset-backed securities. Average corporate loans and acceptances (excluding reverse repurchase agreements) rose 9% to $25.2 billion. Canada achieved strong growth in loans and acceptances of $2 billion or 20% compared to last year. There was also 5% growth in the U.S., offset by lower loan volumes in Europe.
Revenues
Total revenues increased 10% to $2,388 million compared to the prior year. This reflected growth of 12% in Global Capital Markets and 8% in Global Corporate and Investment Banking.
Total Revenues
     Interest income grew 12% to $951 million, with most of the growth coming from Global Capital Markets. Other income rose 9% to $1,437 million, reflecting growth in both areas.
Global Corporate and Investment Banking
Selected highlights

($ millions)	2006	2005	2004

Total revenue	$1,154	$1,067	$1,218
Net interest income	527	498	630
Other income	627	569	588
Average assets	36,771	30,579	25,543

Total revenues increased to $1,154 million, an 8% increase over last year. Revenue growth was achieved in all lending markets and in advisory fees.
     Interest income was up 6% compared to 2005 due in part to higher interest recoveries from impaired loans in the U.S. and Europe. Also, increased lending volumes contributed to higher interest income, although this was partly offset by a continued tightening of credit spreads.
     Other income increased 10% year over year, in part reflecting gains from the sale of securities in the U.S. and Europe, and volume-driven growth in acceptance fees in Canada. Increased revenues reflect a full year of revenue from Scotia Waterous, which was acquired in the second half of 2005, and higher M&A advisory revenues. These increases were partly offset by lower equity new issue revenues.
50      2006 SCOTIABANK ANNUAL REPORT

BUSINESS LINES
Global Capital Markets
Selected highlights

($ millions)	2006	2005	2004

Total revenue	$1,234	$1,102	$946
Net interest income	424	351	307
Other income	810	751	639
Average Assets	93,054	81,630	83,806

Total revenues rose to $1,234 million, up 12% compared to last year. Most trading businesses achieved higher revenues, with particularly strong growth in derivatives, precious metals and foreign exchange, partly offset by reduced results from equity trading.
     Interest income from trading operations increased 20%, due primarily to higher tax-exempt dividend income.
     Other income rose 8% due to strong growth in our foreign exchange, precious metals and fixed income businesses, offset by lower equity trading revenues.
Non-interest expenses
Non-interest expenses were $955 million in 2006, a 3% increase from last year, due partly to the inclusion of Scotia Waterous for a full year. Performance-related compensation also rose in line with improved results. As well, there were higher benefits and technology costs, offset by lower severance and support expenses.
Credit quality
Scotia Capital reported net loan loss recoveries of $63 million in 2006, compared to net recoveries of $71 million in 2005. Recoveries were realized in all lending markets. The level of recoveries was somewhat lower in the U.S. and Canada this year, while Europe reported a net recovery in 2006, compared to net provisions last year. Net impaired loans continued to decline, particularly in the U.S. and Europe, reflecting overall strong credit conditions and the effective execution of the Bank’s risk and portfolio management strategies.
Outlook
The outlook for the trading businesses remains positive and we anticipate opportunities for further growth in the coming year. We have also enhanced client coverage in the investment banking area which, together with the benefits of the Scotia Waterous acquisition, should allow us to leverage our capabilities for growth. As well, our unique NAFTA footprint will provide opportunities to increase the cross-sell of the Bank’s products and services. In corporate lending markets, we see opportunities for further growth, but expect that competitive pressures will continue to dampen credit spreads. We do not expect to achieve the same level of loan loss recoveries next year.
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BUSINESS LINES
Other
The Other category includes Group Treasury and other corporate items, which are not allocated to a business line.
Other financial performance

($ millions)	2006	2005	2004

Net interest income(1)	$(531)	$(523)	$(588)
Other income	489	597	681
Provision for credit losses	60	43	103
Non-interest expenses	(92)	(106)	(79)
Income taxes(1)	250	212	137

Net income	176	223	254
Preferred dividends paid	(7)	(7)	(4)

Net income available to common shareholders	$169	$216	$250

(1)	Taxable equivalent basis.
Financial performance
Net income available to common shareholders was $169 million in 2006, compared to $216 million in 2005.
Revenues
Net interest income and the provision for income taxes include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $440 million in 2006, compared to $326 million last year reflecting higher dividend income.
     Net interest income was negative $531 million in 2006, compared to negative $523 million in 2005. The impact of elimination of a higher tax-exempt gross up was mostly offset by higher funding profit and favorable changes in fair value of non-trading derivatives.
     Other income declined $108 million to $489 million in 2006. The decrease was due primarily to lower securitization revenue and a decline in net gains on the sale of investment securities. A gain of $48 million was realized in 2006 on the sale of a portion of the Bank’s investment in Shinsei Bank, compared to $118 million in 2005.
Credit quality
The provision for credit losses included a $60 million reduction in the general allowance in 2006, compared to a $45 million reduction in 2005.
Income taxes
The provision for income taxes includes the elimination of the gross-up of tax-exempt income, which was $114 million higher than last year.
Outlook
Considering the current and expected financial market conditions, gains on the sale of investment securities are expected to be somewhat lower than those realized in 2006.
     The general allowance may be further reduced if positive economic and business conditions continue.
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RISK MANAGEMENT
Risk management
Risk management overview
Risk, to varying degrees, is present in virtually all business activities of a financial services organization, so effective risk management is fundamental to the success of the Bank. The primary goals of risk management are to ensure that the outcomes of risk-taking activities are predictable and consistent with the Bank’s objectives and risk tolerance, and that there is an appropriate balance between risk and reward in order to maximize shareholder returns.
     The Bank has a comprehensive risk management framework to monitor, evaluate and manage the principal risks assumed in conducting its activities. These risk exposures include:

1.	Credit
2.	Market
3.	Liquidity
4.	Operational
5.	Reputational
6.	Environmental
     The Bank’s Global Risk Management group is responsible for the design and application of the Bank’s risk management framework, and is independent of the Bank’s business units. The framework is integrated with the Bank’s strategy and business planning processes. The effectiveness of this framework is enhanced by strong risk governance, which includes active participation of the Board of Directors, senior executive and business line management in the risk management process. The framework has four main components:
     Each of these components is continually reviewed and updated to ensure that they are consistent with risk-taking activities, and that they remain relevant to the business and financial strategies of the Bank.
     This risk management framework is also applied to significant subsidiaries of the Bank. These subsidiaries have risk management programs in place that conform in all material respects to the Bank’s risk management framework, although the actual execution of their risk management programs may be different.
     For new acquisitions, or situations where control of a subsidiary has been recently established, the Bank will assess existing risk management programs and, if necessary, develop an action plan to make improvements in a timely fashion.
Scotiabank’s risk management framework
Policies & limits
Policies define the Bank’s overall risk appetite, and are developed based on the requirements of regulatory authorities and input from the Board of Directors and senior executive management. Policies also provide guidance to the businesses and risk management units by setting the boundaries on the types of risks the Bank is prepared to assume.
     Limits are set for two purposes. First, limits ensure risk-taking activities will achieve predictable results within the tolerances established by the Board of Directors and senior executive management. Second, limits establish accountability for key tasks in the risk-taking process and establish the level or conditions under which transactions may be approved or executed.
Guidelines
Guidelines are the directives provided to implement policies as set out above. Generally, these describe the facility types, aggregate facility exposures and conditions under which the Bank is prepared to do business. These may change from time to time, due to market or other circumstances. Risk taking outside of these guidelines is usually approved by either the Bank’s Senior Credit Committees, Market Risk Management & Policy Committee or Risk Policy Committee.
Processes & standards
Processes are the activities associated with identifying, evaluating, documenting, reporting and controlling risk. Standards define the breadth and quality of information required to make a decision, and the expectations in terms of quality of analysis and presentation.
Measurement, monitoring and reporting
Measurement tools quantify risk across products and businesses and are used, among other things, to determine risk exposure. Global Risk Management is responsible for developing and maintaining an appropriate suite of such tools to support the operations of the various business lines.
     Reporting tools are also required to aggregate measures of risk across products and businesses for the purposes of ensuring compliance with policies, limits and guidelines and providing a mechanism for communicating the amounts, types and sensitivities of the various risks in the portfolio. This information is used by the Board and senior executive management to understand the Bank’s risk profile and the performance of the portfolio against defined goals.
     Internal Audit independently monitors the effectiveness of risk management policies, procedures and internal controls through periodic testing of the design and operation of the processes related to the identification, measurement, management, monitoring and reporting of risks.
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RISK MANAGEMENT
The Bank implements its risk management framework using a committee structure, as outlined below:
Risk Governance
Risks are managed within policies and limits approved by the Board of Directors and in accordance with the governance structure outlined below:
Board of Directors and/or Board Committees:
Reviews and approves risk management strategies, policies, standards and key limits.
Senior Management Committees:
Risk Policy Committee: reviews key risk exposures and risk policies, and adjudicates risk issues referred by the Senior Credit, Market and Reputational Risk committees.
Senior Credit Committees: adjudicate corporate and commercial credits within prescribed limits and establish the operating rules and guidelines for the implementation of credit policies. Separate committees cover commercial, international, corporate and investment banking counterparties. In addition, there are separate senior committees that authorize major credit policy changes for retail and small business credits.
Market Risk Management and Policy Committee: oversees and establishes standards for market and liquidity risk management processes within the Bank, including the review and approval of new products, limits, practices and policies for the Bank’s principal trading and treasury activities.
Reputational Risk Committee: upon referral from business lines or risk committees, reviews business activities, initiatives, products or transactions, and recommends either proceeding or not proceeding, based on an assessment of reputational risk, to ensure that the Bank is, and is seen to be, acting with high ethical standards.
Liability Committee: provides strategic direction in the management of global interest rate risk, foreign exchange risk, liquidity and funding risk, and trading and investment portfolio decisions.
Strategic Transaction Investment Committee: reviews and approves all potential acquisitions, investments and strategic initiatives that require a major allocation of the Bank’s capital.
Systems Planning and Policy Committee: reviews and approves significant business initiatives involving system and computing facilities in excess of designated executive approval limits.
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RISK MANAGEMENT
Credit risk
Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. Credit risk is created in the Bank’s direct lending operations, and in its funding, investment and trading activities where counterparties have repayment or other obligations to the Bank.
Credit risk management strategies that define target markets and risk tolerances are developed at an all-Bank level, and then further refined at the business line level. These strategies are reviewed by the Risk Policy Committee, which in turn recommends the key overall strategies to the Executive and Risk Committee of the Board for approval on an annual basis. Once approved, the credit risk strategies form part of the policies that govern credit risk.
Corporate and Commercial
Portfolio management objectives and risk diversification are key factors in setting policies and limits. Credit risk limits covering specified industries, countries, and single name/aggregation exposure are reviewed and approved by either the Executive and Risk Committee or the Board of Directors annually, and applied through the credit origination process.
     Consistent with the Board-approved limits, corporate and commercial credit exposures are segmented into major industry groups. The risks in these industry groups are managed through limits, and lending criteria and guidelines relevant to each particular industry. Borrower limits are set within the context of established guidelines for individual borrowers, particular industries, countries and certain types of lending to ensure the Bank does not have excessive concentration in any single borrower, or related group of borrowers, industry sector or geographic region. Through the portfolio management process, loans may be syndicated to reduce overall exposure to a single name. For certain segments of the portfolio, credit derivative contracts are also used to mitigate the risk of loss due to borrower default. Risk is also mitigated through the selective sale of loans. If, in the judgment of management, an account requires the expertise of specialists in workouts and restructurings, it will be transferred to a special account group for monitoring and resolution. Global Risk Management also uses a specialized credit group for all adjudication decisions referred from these special account groups.
     The decision-making process for corporate and commercial credit exposures is intended to ensure that risks are adequately assessed, properly approved, continually monitored and actively managed. All significant credit requests are processed through the credit adjudication units of Global Risk Management for analysis and recommendation. Within the risk management framework, these credit units have defined authority levels appropriate to the size and risk of each transaction. Where the decision is beyond these authority levels, the credit unit will make a recommendation and refer the request to a senior credit committee for adjudication. Senior credit committees also have defined authority levels and, accordingly, forward certain transactions to the Risk Policy Committee. In certain cases, these must be referred to the Board of Directors.
     The decision-making process begins with an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include: the borrower’s current and projected financial results and credit statistics; the industry in which the borrower operates; economic trends; geopolitical risk; and the borrower’s management.
     Based on this assessment, a risk rating is assigned to the individual borrower or counterparty, using the Bank’s risk rating systems. A separate risk rating is also assigned at the facility level, taking into consideration additional factors, such as security, seniority of claim, structure and term, that affect the amount of potential loss in the event of a default of the facility.
     In making credit adjudication decisions, various internal and external modeling techniques are used to supplement the risk analysis of individual borrowers and credit portfolios. In addition, a risk-adjusted return on equity profitability model is used to ensure that the client and transaction structure offers an appropriate return for a given level of risk. For the corporate and domestic commercial portfolios, the Loan Portfolio Management Group independently reviews the profitability model results, together with external benchmarks, and provides an opinion on the relative return and pricing of each transaction above a minimum threshold.
     Individual credit exposures are regularly monitored by both the business line units and Global Risk Management for any signs of deterioration. In addition, a review and risk analysis of each borrower is conducted annually, or more frequently for higher-risk borrowers.
     Banking units and Global Risk Management review the various segments of the credit portfolio across the organization on a regular basis to assess whether economic trends or specific events may affect the performance of the portfolio, and to determine whether corrective action needs to be taken. These reviews include the examination of the risk factors for particular industries and countries. The results of these reviews are reported to the Risk Policy Committee and, when significant, the Executive and Risk Committee of the Board of Directors. The Risk Policy Committee makes recommendations to the Board of Directors or the Executive and Risk Committee regarding amendments to credit policies, including limit adjustments for various industries and countries.
Consumer
The decision-making process for consumer and small business loans is intended to ensure that credit risks are adequately assessed, properly approved, continually monitored and actively managed. Generally, decisions on consumer loans are based on risk ratings, which are generated using predictive credit scoring models. Individual credit requests are processed by proprietary adjudication software.
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RISK MANAGEMENT
     The Bank’s credit adjudication and portfolio management methodologies are designed to ensure consistent underwriting and early identification of problem loans. The Bank’s rigorous credit underwriting methodology and risk modeling in Canada is customer rather than product focused. We believe that a customer-centric approach provides better risk assessment than product-based approaches, and should result in lower loan losses over time. Our adjudication software calculates the maximum debt for which a customer qualifies. This allows customers to choose the products that satisfy all of their credit needs. International Banking is migrating to a similar approach to underwriting and risk modeling.
     All significant credit scoring and policy changes proposed by the business lines are evaluated by Global Risk Management, which is independent of the business lines. If Global Risk Management agrees with the proposed change, it is forwarded to the appropriate Senior Credit Committee for approval. These credit scoring models are subject to ongoing validation and independent review by Global Risk Management. Consumer credit portfolios are reviewed monthly to identify emerging trends in loan quality and to assess whether corrective action is required.
Risk rating systems
The evaluation of the credit risk of a borrower, or for a specific credit facility for a borrower, leads to classification under the Bank’s various internal risk rating systems. The Bank applies different methodologies to arrive at risk ratings for the various unique portfolios. These systems are designed to meet the objectives of transparency and replicability in order to provide Bank-wide consistency in terms of credit adjudication, minimum lending standards by risk ratings and reporting of credit risk. The Bank periodically reassesses its risk rating methodologies and makes enhancements when necessary. A description of the risk rating systems used in various portfolios is given below.
Corporate and commercial portfolios
The Bank uses a dual risk rating system that separately assesses the risk of borrowers and their associated credit facilities. Borrower risk is evaluated using methodologies that are specific to particular industry sectors and/or business lines. The risk associated with facilities of a given borrower is assessed by considering the facilities’ structural and collateral-related elements.
     Internal borrower and facility risk ratings are assigned when a facility is first authorized, and are promptly re-evaluated and adjusted, if necessary, as a result of changes to the customer’s financial condition or business prospects. Re-evaluation is an ongoing process, and is done in the context of: general economic changes, specific industry prospects, and event risks such as revised financial projections, interim financial results and extraordinary announcements. Global Risk Management is the ultimate arbiter of internal risk ratings.
     The internal risk ratings are key inputs that affect loan pricing, computation of the general allowance for credit losses, and return on economic capital. The internal risk ratings also determine the management level at which the facilities can be authorized or amended. Lower-rated credits require increasingly more senior management involvement, or Risk Policy Committee approval, depending on the aggregate exposure. The internal risk ratings are also key variables that are considered as part of the Bank’s syndication process, as guidelines for hold levels are tied to different risk ratings.
Consumer portfolios
The Bank’s risk rating systems are oriented to borrower or transaction risk. Each retail exposure is assigned a risk grade based on the customer’s credit history or internal credit score. The Bank’s automated risk rating systems assess the ongoing creditworthiness of individual customers on a monthly basis. This process provides for meaningful differentiation of risk, which allows for accurate, timely and consistent estimation of loss, as well as early identification and management of problem loans.
Market risk
Market risk is the risk of loss in our trading, funding and investment positions that results from exposure to interest rates, credit spreads, foreign currency rates, and equity and commodity prices. A description of each market risk category is provided below:
Interest rate risk is the risk of loss due to: changes in the level, slope, and curvature of the yield curve; the volatility of interest rates; and mortgage prepayment rates.
Credit spread risk is the risk of loss due to changes in the market price of credit, or the creditworthiness of a particular issuer.
Foreign currency risk is the risk of loss due to changes in spot and forward prices, and the volatility, of currency exchange rates.
Equity risk is the risk of loss due to changes in the prices, and the volatility, of individual equity instruments and equity indices.
Commodity price risk is the risk of loss due primarily to changes in spot and forward prices, and the volatility, of precious and base metals.

Funding	Investments	Trading
Interest rate risk	Interest rate risk	Interest rate risk
Foreign currency risk	Foreign currency risk	Foreign currency risk
	Equities risk	Equities risk
	Credit spread risk	Commodities risk
Credit spread risk
56       2006 SCOTIABANK ANNUAL REPORT

RISK MANAGEMENT
Risk measurement summary
Value at Risk
Value at Risk (VAR) is a statistical measure that estimates the potential loss in value of the Bank’s trading positions due to adverse market movements, over a defined time horizon with a specified confidence level. VAR is calculated daily using a 99% confidence level, a one-day holding period and historical simulations based on 300 days of market data. This means that about once in every 100 days, the trading book positions may lose more than the VAR estimate. Changes in VAR between reporting periods are generally due to changes in levels of exposure, volatilities and/or correlations among asset classes. VAR is also used to evaluate risks arising in certain funding and investment portfolios.
Stress testing
VAR measures potential losses in normally active markets. An inherent limitation of VAR is that it gives no information about how much losses could exceed their expected levels. Accordingly, stress testing examines the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the Bank’s capital can easily absorb potential losses from abnormal events. The Bank subjects its trading portfolios to more than 50 stress tests on a daily basis, and over 200 stress tests on a monthly basis. The Bank also evaluates risk in its investment portfolios on a monthly basis, using stress tests based on specific market events.
Sensitivity analysis and simulation modeling
Sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of assets and liabilities. It is applied globally to each of the major currencies within the Bank’s operations. Simulation models enable the Bank to assess interest rate risk under a variety of scenarios over time. The models incorporate assumptions about growth, planned business mix, changes in interest rates, shape of the yield curve, embedded product options, maturities and other factors. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers.
Gap analysis
Gap analysis is used to assess the interest rate sensitivity of the Bank’s retail, wholesale banking and international operations. Under gap analysis, interest rate sensitive assets, liabilities and off-balance sheet instruments are assigned to defined time periods on the basis of expected re-pricing dates. A liability gap occurs when more liabilities than assets are subject to interest rate changes during a given time period. Conversely, an asset-sensitive position arises when more assets than liabilities are subject to rate changes.

     The Board of Directors reviews and approves all-Bank market risk policies and limits annually. The Bank’s Liability Committee (LCO) and Market Risk Management and Policy Committee (MRMPC) oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures. The MRMPC establishes specific operating policies, and sets limits at the product, portfolio, business unit and business line levels, and for the Bank in total. Limits are reviewed at least annually.
     Global Risk Management provides independent oversight of all significant market risks, supporting the MRMPC and LCO with analysis, risk measurement, monitoring, reporting and proposals for standards. The Bank uses a variety of metrics and models to measure and control market risk exposures. The measurements used are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk, stress testing, sensitivity analysis and simulation modeling, and gap analysis. The use and attributes of each of these techniques are noted in the Risk Measurement Summary. Models are independently validated prior to implementation and are subject to formal periodic review.
     To ensure compliance with policies and limits, market risk exposures are independently monitored on a continuing basis, either by Global Risk Management or by the back offices. They provide senior management, business units, the LCO, and the MRMPC with a series of daily, weekly and monthly reports of market risk exposures by business line and risk type. The Board also receives quarterly enterprise risk management reports on key exposures and performance.
Funding and investment activities
Market risk arising from the Bank’s funding and investment activities are identified, managed and controlled through the Bank’s asset-liability management processes. The Liability Committee meets weekly to review risks and opportunities, and evaluate performance.
Interest rate risk
The Bank actively manages its interest rate exposures with the objective of enhancing net interest income within established risk tolerances. Interest rate risk arising from the Bank’s funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to income and economic value. The income limit measures the effect of a specified shift in interest rates on the Bank’s annual net income, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. Interest rate exposures in individual currencies are also controlled by gap limits. Gap analysis, simulation modeling, sensitivity analysis and VAR are used to assess exposures and for planning purposes.
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RISK MANAGEMENT
     The table below shows the breakdown of the Canadian dollar and foreign currency interest rate gaps as at October 31, 2006, and the chart at the right illustrates trends in one-year interest rate gaps. As at October 2005, the Bank had a one-year asset gap in Canadian dollars. During fiscal 2006, this asset gap was reduced to a moderate liability gap in anticipation of lower interest rates. The Canadian dollar margin declined in 2006 as a result of the inversion of the yield curve, a shift in customer preferences toward longer term fixed rate mortgages, and the funding of retail asset growth, in part, through wholesale deposits.
Interest rate gap
$ billions, one-year liability gap
Table 11 Interest rate gap

				Non-inte-
Interest rate sensitivity position(1)	Within	3 to 12	Over	rest rate
As at October 31, 2006 ($ billions)	3 months	months	1 year	sensitive	Total

Canadian dollars
Assets	$144.0	$18.3	$60.9	$7.1	$230.3
Liabilities	136.7	26.9	49.7	17.0	230.3

Gap	7.3	(8.6)	11.2	(9.9)
Cumulative gap	7.3	(1.3)	9.9	–

Foreign currencies
Assets	107.6	11.5	21.0	8.6	148.7
Liabilities	115.6	7.3	4.6	21.2	148.7

Gap	(8.0)	4.2	16.4	(12.6)
Cumulative gap	(8.0)	(3.8)	12.6	–

Total
Gap	$(0.7)	$(4.4)	$27.6	$(22.5)
Cumulative gap	(0.7)	(5.1)	22.5	–

As at October 31, 2005:
Gap	$4.9	$(1.6)	$17.0	$(20.3)
Cumulative gap	4.9	3.3	20.3	–

(1)	The above figures reflect the inclusion of off-balance sheet instruments, as well as an estimate of prepayments on consumer and mortgage loans and cashable GICs. The off-balance sheet gap is included in liabilities.
     The Bank maintained a one-year liability gap in foreign currencies throughout fiscal 2006. These exposures trended higher throughout the year. Overall, foreign currency margins decreased slightly in 2006.
     Based on the Bank’s interest rate positions at year end 2006, an immediate and sustained 100 basis point rise in interest rates across all currencies and maturities would increase net income after tax by approximately $58 million over the next 12 months. During fiscal 2006, this measure has ranged between $44 million and $100 million. This same increase would reduce the after-tax present value of the Bank’s net assets by approximately $627 million. During fiscal 2006, this measure has ranged between $517 million and $714 million.
Foreign currency risk
Foreign currency risk arising from the Bank’s funding and investment activities includes risks from the Bank’s net investments in self-sustaining foreign operations and from its net corporate foreign currency positions. The Bank’s corporate foreign currency positions generally consist of foreign currency profits earned in its domestic and foreign branches.
The Bank’s exposure to its net investments in self-sustaining foreign operations is controlled by a Board-approved limit and is reviewed quarterly by the Liability Committee. The Bank may fully or partially hedge this exposure by funding the investments in the same currency, or by using other financial instruments, including derivatives. In accordance with GAAP, foreign currency translation gains and losses from net investments in self-sustaining foreign operations net of related hedging activities are recorded in the cumulative foreign currency translation account within shareholders’ equity. While gains/losses on net investments may increase/reduce the Bank’s capital, depending on the strength or weakness of the Canadian dollar against other currencies, the Bank’s regulatory capital ratios are not materially affected, since the risk-weighted assets of the foreign operations rise or fall in about the same proportion as the change in capital.
     The Bank is subject to foreign currency translation risk on the earnings of its foreign operations. To manage this risk, foreign currency revenues and expenses, which are primarily denominated in U.S. dollars and Mexican pesos, are projected over a number of future fiscal quarters. The Liability Committee assesses economic data and forecasts and decides on the portion of the estimated future foreign currency revenues and expenses to hedge. Hedging instruments would normally include foreign currency spot and forward contracts, as well as foreign currency options. Some of these economic hedges may not qualify for hedge accounting under current accounting rules, so there is a potential for a mismatch in the timing of the recognition of economic hedge gains/losses and the underlying foreign earnings translation gains/losses. In accordance with GAAP, foreign currency translation gains and losses from corporate positions are recorded in earnings.
     The translation effect of the strengthening of the Canadian dollar on the Bank’s earnings is summarized on page 28. In the absence of hedging activity, a one per cent increase (decrease) in the Canadian dollar against all the currencies in which we operate, decreases (increases) our earnings by approximately $30 million before tax. A similar change in the Canadian dollar would decrease (increase) the cumulative foreign currency translation account in shareholders’ equity by approximately $101 million.
Investment portfolio risks
The Bank holds investment portfolios for liquidity, longer-term capital appreciation or attractive after-tax yields. These portfolios expose the Bank to interest rate, foreign currency, credit spread and equity risks. Debt investments primarily consist of government, agency, and corporate bonds. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds. The majority of these securities are valued using prices obtained from external sources. These portfolios are controlled by a Board-approved policy and limits.
     As at October 31, 2006, the market value of the Bank’s investment portfolios was $1,001 million over book value, compared to a surplus of $1,035 million over book value at the end of fiscal 2005. For further details, see Table 32 on page 77.
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Trading activities
Scotiabank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused, but also include a proprietary component.
     Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies and aggregate VAR and stress testing limits. The quality of the Bank’s VAR is validated by regular back testing analysis, in which the VAR is compared to theoretical and actual profit and loss results. The Board reviews VAR and stress testing results quarterly. Within the Board-approved framework, the Market Risk Management and Policy Committee establishes detailed trading policies, and product and risk limits, including VAR limits by business line.
     Global Risk Management independently develops, executes and analyzes stress testing, sensitivity analysis, VAR calculations and valuation processes. It also develops models used for limit monitoring and financial reporting purposes; and reviews and participates in new product development. Models and policies are subject to formal periodic review.
     Trading portfolios are marked to market in accordance with the Bank’s valuation policies. Positions are marked to market daily and valuations are independently reviewed by back office or Global Risk Management units on a regular basis. These units also provide profit and loss reporting, as well as VAR and limit compliance reporting to business unit management and executive management for evaluation and action where appropriate.
     In fiscal 2006, the one-day VAR for trading activities averaged $8.9 million, compared to $7.6 million in 2005. The increase was due primarily to increased equity exposure. The following table shows VAR by Risk Factor.
One-day VAR by risk factor ($ millions)

	2006				2005
	Year				Year
	end	Avg	High	Low	end	Avg	High	Low

Interest rate	9.5	6.2	10.3	2.5	4.6	6.0	13.0	3.1

Equities	2.8	5.8	9.0	2.6	4.3	3.9	6.0	1.7

Foreign exchange	0.6	1.4	3.8	0.5	1.0	2.0	6.9	0.2

Commodities	0.5	0.9	2.6	0.3	1.7	1.0	2.5	0.1

Diversification effect	(4.8)	(5.4)	N/A	N/A	(5.0)	(5.3)	N/A	N/A

All-Bank VAR	8.6	8.9	13.3	5.6	6.6	7.6	15.9	4.9

     The histogram to the right shows the distribution of daily trading revenue for fiscal 2006. Trading revenue averaged $4.0 million per day, compared to $3.6 million for 2005. Revenue was positive on more than 90% of trading days during the year, compared to 95% in 2005. During the year, the largest single day loss was $7.6 million.
Derivative instruments and structured transactions
Derivatives
The Bank uses derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lower its cost of capital. The Bank uses several types of derivative products, including interest rate swaps, futures and options, to hedge interest rate risk exposure. Forward contracts, swaps and options are used to manage foreign currency risk exposures. Credit exposures in its lending and investment books are managed using credit default swaps. As a dealer, the Bank markets a range of derivatives to its customers, including interest rate, foreign exchange, equity, commodity and credit derivatives.
     Market risk arising from derivatives transactions is subject to the control, reporting and analytical techniques noted earlier under Trading Activities. Additional controls and analytical techniques are applied to address certain market-related risks that are unique to derivative products.
     To control credit risk associated with derivatives, the Bank uses the same credit risk management activities and procedures that are used in the lending business in assessing and adjudicating potential credit exposure. The Bank applies limits to each counterparty, measures exposure as the current fair value plus potential future exposure, and uses credit mitigation techniques, such as netting and collateralization. Note 23 to the consolidated financial statements on page 128 summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative instruments by type. More than half of the notional value of the Bank’s derivative instruments mature within one year, while 88% mature within five years. Investment grade counterparties account for 85% of the credit risk amount arising from the Bank’s derivative transactions, unchanged from last year.
     The Bank’s use of credit derivatives increased year over year, as notional principal amounts rose by $13.7 billion to $34.8 billion. The growth was in the Bank’s trading businesses, where the activity includes trading with customers, structured transactions and modest proprietary trading. Net credit derivative trading exposures were not significant. The Bank also uses credit derivatives in its investment and loan portfolios. Credit protection is sold as an alternative to bond or loan assets, while credit protection is bought to manage credit exposures.
Low variability of trading revenues
period ending October 31, 2006
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RISK MANAGEMENT
As at October 31, 2006, the notional value of credit default swaps sold in the investment and credit portfolios was $0.4 billion, and the notional value bought was $1.4 billion.
     Where derivative products used for asset-liability management (non-trading) purposes are economic hedges, they must meet specified designation, documentation and effectiveness testing requirements to qualify for hedge accounting treatment. Further details on the accounting for derivatives can be found in Note 1 of the 2006 consolidated financial statements on page 95.
Structured transactions
Structured transactions are specialized transactions that may involve combinations of cash, other financial assets and derivatives designed to meet the specific risk management or financial requirements of customers. These transactions are carefully evaluated by the Bank to identify and address the credit, market, legal, tax, reputational and other risks, and are subject to a cross-functional review and sign off by trading management, Global Risk Management, Taxation, Finance and Legal Departments. All large structured transactions are also subject to review by senior risk management committees and evaluated in accordance with the procedures described below in Reputational Risk.
     The market risk in these transactions is usually minimal, and returns are earned by providing structuring expertise and by taking credit risk. Once executed, structured transactions are subject to the same ongoing credit reviews and market risk analysis as other types of derivatives transactions. This review and analysis includes careful monitoring of the quality of the reference assets, and ongoing valuation of the derivatives and reference assets.
Daily trading revenue vs. Value At Risk
$ millions, November 1, 2005, to October 31, 2006
Liquidity risk
Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. Financial obligations include liabilities to depositors, payments due under derivative contracts, settlement of securities borrowing and repurchase transactions, and lending and investment commitments.
Effective liquidity risk management is essential in order to maintain the confidence of depositors and counterparties, and to enable our core businesses to continue to generate revenue, even under adverse circumstances. This risk is managed within the framework of policies and limits that are approved by the Board of Directors. The Board receives reports on risk exposures and performance against approved limits. The Liability Committee provides senior management oversight of liquidity risk and meets weekly to review the Bank’s liquidity profile.
     The Bank maintains flexibility using a comprehensive set of liquidity and funding policies in order to address potential Bank-specific and broader industry or market liquidity events.
     The key elements of our liquidity risk framework are:
•	Measurement and modeling – the Bank’s liquidity model measures and forecasts cash inflows and outflows, including off-balance sheet cash flows on a daily basis. Risk is managed by a set of key limits over the maximum net cash outflow over specified short-term horizons and a minimum level of core liquidity.
•	Funding diversification – the Bank actively manages the diversification of its deposit liabilities by source, type of depositor, instrument, term and geographic market.
•	Core liquidity – the Bank maintains a pool of highly liquid, unencumbered assets that can be readily sold or pledged to secure borrowings under stressed market conditions or due to company-specific events. The Bank also maintains liquid assets to support its intra-day settlement obligations in payment, depository and clearing systems.
•	Stress testing – the Bank performs liquidity stress testing on a quarterly basis to evaluate the effect of both industry and Bank-specific disruptions on the Bank’s liquidity position. These tests consider the effect of changes in funding assumptions, depositor behaviour, the market value of core liquidity, and market variables, including interest rates, foreign currency rates, and equity and commodity prices. The stress test results are reviewed at senior levels of the organization and are considered in making liquidity management decisions.
•	Contingency planning – the Bank maintains a liquidity contingency plan that specifies an approach for analyzing and responding to a liquidity crisis. The plan outlines the crisis management team’s mandate, the internal and external parties to be contacted to ensure effective distribution of information, and the actions that need to be considered at various stages of an event.
Liquidity profile
The Bank maintains large holdings of liquid assets to support its operations, as shown in Table 12 on page 61. These assets generally can be sold or pledged to meet the Bank’s obligations. As at
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Table 12 Liquidity

As at October 31
($ millions)	2006	2005	2004	2003	2002

Canadian dollar liquid assets
Cash and deposits with Bank of Canada	$469	$481	$356	$647	$868
Deposits with other banks	2,445	1,770	1,255	1,382	686
Securities	53,762	39,361	32,211	34,234	30,310

	56,676	41,612	33,822	36,263	31,864

Foreign currency liquid assets
Cash and deposits with Bank of Canada	3,839	3,142	2,624	2,388	2,370
Deposits with other banks	16,623	15,112	12,920	16,163	16,348
Securities	20,824	22,180	19,344	20,254	16,194
Call and short loans	5	–	–	–	–

	41,291	40,434	34,888	38,805	34,912

Total liquid assets
Cash and deposits with Bank of Canada	4,308	3,623	2,980	3,035	3,238
Deposits with other banks	19,068	16,882	14,175	17,545	17,034
Securities	74,586	61,541	51,555	54,488	46,504
Call and short loans	5	–	–	–	–

	$97,967	$82,046	$68,710	$75,068	$66,776

Liquid assets as a % of total assets	25.8%	26.1%	24.6%	26.3%	22.5%

October 31, 2006, liquid assets were $98 billion (2005 – $82 billion), equal to 26% of total assets, unchanged from the previous year. These assets consist of securities, 76% (2005 – 75%), and cash and deposits with banks, 24% (2005 – 25%).
     In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be sold under repurchase agreements. As at October 31, 2006, total assets pledged or sold under repurchase agreements were $66 billion (2005 –$48 billion). The year-over-year increase was due to an increase in assets pledged with respect to securities borrowed and securities lent, and an increase in securities sold under repurchase agreements.
Funding
The Bank ensures that its funding sources are well diversified. Funding source concentrations are regularly monitored and analyzed by type and by industry. The principal sources of funding are capital, deposits drawn from retail and commercial clients in the Bank’s extensive domestic and international branch network, and wholesale funding. We use residential mortgage securitization programs as alternative sources of funding and for liquidity and asset/liability management purposes. To ensure that the Bank does not place undue reliance on a single entity as a funding source, the Bank maintains a limit on the amount of deposits it will accept from any one entity. Core funds, represented by capital and core deposits of the Bank’s retail and commercial clients, were $178 billion as at October 31, 2006, versus $152 billion last year.
Core funds
$ billions, October 31
This increase was attributable primarily to higher balances of demand and notice deposits and personal term deposits. As at October 31, 2006, the Bank’s core funds represented 47% of total funding (2005 – 48%).
Contractual obligations
The table below provides aggregated information about the Bank’s contractual obligations as at October 31, 2006, which affect the Bank’s liquidity and capital resource needs. The Bank’s contractual obligations include contracts and purchase obligations, including agreements to purchase goods and services, that are enforceable and legally binding on the Bank. The table excludes deposit liabilities (except term funding), other short-term financing arrangements, lending commitments and pension and other retirement benefit obligations, which are discussed in Notes 10, 22, 21 and 17, respectively, of the 2006 consolidated financial statements.
     The Bank prudently diversifies its wholesale funding activities by using a number of different funding programs and extending its maturity profile, when appropriate. In 2006, the Bank issued approximately $10.2 billion of term funding in the domestic, Euro, Yankee and other markets. Term funding by other entities in the Scotiabank Group increased by approximately $4 billion in 2006. The outstanding balance of the Bank’s subordinated debentures declined in 2006, as an existing issue was redeemed and not replaced.
     Other long-term liabilities include transactions where the Bank is the paying agent on customer lease transactions, and term financing bonds in the Bank’s foreign subsidiaries.
     The Bank leases a large number of its branches, offices and other locations. The vast majority of these leases are for a term of five years, with an option to renew. The total cost of these leases, net of rental income from subleases, was $181 million in 2006.
     The Bank has entered into two major outsourcing contracts. The largest is a seven-year contract with IBM Canada, signed in 2001, to manage the Bank’s domestic computer operations, including data centres, branches, automated banking machines and desktop computing environment. This contract was expanded in 2005 to include the computer operations for the Caribbean and Central America, and Mexico. The contract for Mexico was recently renewed and has been extended until 2013. The second is a three-year contract, with two optional five-year renewals, signed in 2003 with Symcor Inc. to manage the Bank’s cheque and bill payment processing, including associated statement and report printing activities across Canada. The first of the five-year renewal options has been exercised. These outsourcing contracts are cancellable with notice.
Contractual obligations

	Under			Over
($ millions)	1 year	1-3 years	4-5 years	5 years	Total

Term funding
Wholesale deposit notes	5,798	7,806	5,503	2,209	21,316
Euro MTN	3,029	4,552	2,388	—	9,969
Subordinated debentures	—	281	—	1,990	2,271
Other long-term liabilities	90	380	541	912	1,923

Subtotal	8,917	13,019	8,432	5,111	35,479
Operating leases	166	260	163	196	785
Outsourcing obligations	203	261	213	407	1,084

Total	9,286	13,540	8,808	5,714	37,348
2006 SCOTIABANK ANNUAL REPORT       61

RISK MANAGEMENT
Capital commitments
Scotiabank has an ongoing program of capital investment to provide the necessary level of technology and real estate resources to service our customers and meet new product requirements. All major capital expenditures go through a rigorous review and approval process.
     Total capital expenditures were $229 million in 2006, up 34% from $171 million in 2005. The increase was primarily in real estate, which rose $43 million or 39%, due to the planned growth of our retail branch network in Canada and internationally, especially in Mexico. Technology-related spending increased $15 million or 25%, due primarily to the growth and ongoing upgrades of our ABM network, as well as equipment for new international branches.
Operational risk
Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to external events, human error, or the inadequacy or failure of processes, procedures, systems or controls. Operational risk, in some form, exists in each of the Bank’s business and support activities, and can result in financial loss, regulatory sanctions and damage to the Bank’s reputation.
The Bank has developed policies, standards and assessment methodologies to ensure that operational risk is appropriately identified, managed and controlled. The governing principles and fundamental components of the Bank’s operational risk management approach include:
•	Accountability in the individual business lines for management and control of the significant operational risks to which they are exposed.
•	A robust internal control environment.
•	An effective organization structure through which operational risk is managed, including:
–	A Board of Directors responsible for sound corporate governance.

–	Executive management who have clearly defined areas of responsibility.

–	A central operational risk management unit responsible for developing methods to identify, assess and monitor operational risks.

–	Independent specialist units responsible for developing methods to control/mitigate specific components of operational risk, including codifying policies and processes required to control those specific risks.

–	Separation of duties between key functions.

–	An independent internal audit department responsible for verifying that significant risks are identified and assessed, and for determining whether appropriate controls are in place to ensure that overall risk is at an acceptable level.
•	A program designed to promote compliance with relevant laws and regulatory requirements. Compliance risk is managed through an established network and a process that includes: monitoring regulatory changes; conducting compliance risk assessments; implementing policies and procedures; training; and monitoring and resolving issues.
•	An operational risk management framework, consisting of processes and controls to identify, assess, monitor and manage operational risk.
The following are key components of the Bank’s operational risk management framework:
•	The Bank’s risk control self-assessment program, which is managed by Global Risk Management’s central operational risk management unit, entails formal reviews of significant operations to identify and assess operational risks. This program provides a basis for management to ensure that appropriate and effective controls and processes are in place on an ongoing basis to mitigate operational risk and, if not, that appropriate corrective action is being taken. Where appropriate, business line management develops action plans to mitigate identified risks. Results of these reviews are summarized and reported to executive management.
•	The Bank’s centralized operational loss event database, which is managed and maintained by the central operational risk management unit, and captures key information on operational losses. The scope of operational loss event data captured within the centralized database continues to be enhanced. This data is analyzed, benchmarked against external data, and reported to executive management.
•	The Bank’s business continuity management policies, which require that all business units develop business continuity capabilities for their respective functions. The Bank’s Business Continuity Management Department is responsible for governance and oversight of the Bank’s business continuity, and tracks, monitors and ensures compliance with these policies.
•	Risk mitigation programs, which use insurance policies to transfer the risk of high severity losses, where feasible and appropriate.
Reputational risk
Reputational risk is the risk that negative publicity regarding Scotiabank’s conduct or business practices, whether true or not, will adversely affect its revenues, operations or customer base, or require costly litigation or other defensive measures.
Negative publicity about an institution’s business practices may involve any aspect of its operations, but usually relates to questions of business ethics and integrity, or quality of products and services. Negative publicity and attendant reputational risk frequently arise as a by-product of some other kind of risk management control failure.
     Reputational risk is managed and controlled throughout the Bank by codes of conduct, governance practices and risk management programs, policies, procedures and training. Many relevant checks and balances are outlined in greater detail under other risk management sections, particularly Operational Risk, where reference is made to the Bank’s well-established compliance program. All directors, officers and employees have
62       2006 SCOTIABANK ANNUAL REPORT

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a responsibility to conduct their activities in accordance with the Scotiabank Guidelines for Business Conduct, and in a manner that minimizes reputational risk. The activities of the Legal Department, Corporate Secretary, Public, Corporate & Government Affairs and Compliance departments, and the Bank’s Reputational Risk Committee, are particularly oriented to the management of reputational risk.
     In providing credit or advice to customers, the Bank considers whether the transaction or relationship might give rise to reputational risk. The Bank has an established, Board-approved Reputational Risk Policy, as well as a policy and procedures for managing reputational and legal risk relative to structured finance transactions. Global Risk Management plays a significant role in the identification and management of reputational risk related to credit underwriting. Identified reputational risk issues are referred to the Reputational Risk Committee for adjudication. In addition, the Reputational Risk Committee is available to support other risk management committees and business units with their assessment of reputational risk associated with business initiatives, products and transactions.
     The Committee considers a broad array of factors when assessing transactions, so that they meet and will be seen to meet high ethical standards. These factors include: the extent, and outcome, of legal and regulatory due diligence pertinent to the transaction; the economic intent of the transaction; the effect of the transaction on the transparency of a customer’s financial reporting; the need for customer or public disclosure; conflicts of interest; fairness issues; and public perception.
     The Committee may impose conditions on customer transactions, including customer disclosure requirements to promote transparency in financial reporting, so that transactions meet Bank standards. In the event the Committee recommends not proceeding with a transaction and the sponsor of the transaction wishes to proceed, the transaction is referred to the Risk Policy Committee.
Environmental risk
Environmental risk refers to the possibility that environmental concerns involving the Scotiabank Group or its customers could affect the Bank’s financial performance.
To safeguard the Bank and the interests of its stakeholders, Scotiabank implemented an environmental policy in 1991 which, with Board approval, has been periodically updated. This policy, which guides our day-to-day operations, lending practices, supplier agreements and the management of our real estate holdings, is supplemented by specific policies and practices relating to individual business lines.
     The Scotiabank Environmental Lending Policy ensures appropriate consideration is given to environmental risks associated with the business operations of each borrower. Such considerations are factored into the Bank’s credit evaluation procedures. Global Risk Management has primary responsibility for establishing the processes and standards associated with this risk. Decisions are taken in the context of the risk management framework discussed on page 53.
     In 2006, the Bank’s environmental risk practices in the area of project finance were further enhanced with the adoption of the revised Equator Principles. These are environmental and social guidelines for project finance transactions with a capital cost of US$10 million or higher, based on the policies of the International Finance Corporation, the private sector arm of the World Bank. The Equator Principles provide safeguards for sensitive projects to ensure protection of natural habitats and the rights of indigenous peoples, as well as safeguards against child and forced labour.
     Environmental concerns also play a prominent role in shaping our real estate practices. The Real Estate Department adheres to an Environmental Compliance Policy to ensure responsible management of the Bank’s real estate holdings. In addition, considerable recycling and resource management programs are in place in the Bank’s corporate offices and branch networks. In order to further reduce the Bank’s environmental footprint, we are in the process of developing and implementing more definitive management processes on energy and paper use.
     To ensure it continues to operate in an environmentally responsible manner, the Bank monitors policy and legislative requirements through ongoing dialogue with government, industry and stakeholders in countries where it operates. Scotiabank has been meeting with environmental organizations, industry associations and socially responsible investment organizations with respect to the role that banks play to help address the issues of climate change, protection of biodiversity, promotion of sustainable forestry practices, and other environmental issues important to our customers and communities where we operate. We have an ongoing process of reviewing our policies in these areas. Scotiabank is also a signatory, participant and sponsor of the Carbon Disclosure Project in Canada, which provides corporate disclosure to the investment community on greenhouse gas (GHG) emissions and climate change management.
     For more information on Scotiabank’s environmental policies and practices, please refer to our annual Public Accountability Statement/Corporate Social Responsibility Report, which is also available online at www.scotiabank.com, and Scotiabank’s response to the Carbon Disclosure project at www.cdproject.net.
2006 SCOTIABANK ANNUAL REPORT       63

CONTROLS AND ACCOUNTING POLICIES
Controls and procedures
Management’s responsibility for financial information contained in this annual report is described on page 88. In addition, the Bank’s Audit and Conduct Review Committee of the Board of Directors has reviewed this annual report, and the Board of Directors has reviewed and approved this annual report prior to its release. Scotiabank is committed to providing timely, accurate and balanced disclosure of all material information and to providing fair and equal access to such information. The Bank’s disclosure policies and practices are published on its website.
     Disclosure controls are procedures designed to ensure that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified by these regulators. This information is accumulated and communicated to the Bank’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure.
     Internal control over financial reporting is a process designed by, or under the supervision of, senior management, and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the Bank’s consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP), including a reconciliation to United States GAAP. These controls include policies and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Bank; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the annual financial statements or interim financial statements.
     The management of the Bank is responsible for establishing and maintaining disclosure controls and procedures, and have designed such disclosure controls and procedures, to ensure that the required objectives of these disclosure controls and procedures have been met.
     As of October 31, 2006, the Bank’s management evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the U.S. Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities. This evaluation was performed under the supervision of, and with the participation of, the CEO and CFO. In addition, the Bank’s management has assessed whether, during the 2006 fiscal year, there have been any changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.
     The Bank continually reviews and enhances its systems of controls and procedures. However, because of the inherent limitations in all control systems, the Bank’s management acknowledges that its disclosure controls and procedures will not prevent or detect all misstatements due to error or fraud. In addition, management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.
     Based on the evaluation of disclosure controls and procedures, and the assessment of changes in internal control over financial reporting, the CEO and CFO have concluded that, subject to the inherent limitations noted above:
•	the Bank’s disclosure controls and procedures are effective; and
•	during the 2006 fiscal year, to the best of their knowledge and belief, there have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.
Critical accounting estimates
The Bank’s accounting policies are integral to understanding and interpreting the financial results reported in this annual report. Note 1 on pages 95 to 99 summarizes the significant accounting policies used in preparing the Bank’s consolidated financial statements. Certain of these policies require management to make estimates and subjective judgments that are difficult, complex, and often related to matters that are inherently uncertain. The policies discussed below are considered to be particularly important to the presentation of the Bank’s financial position and results of operations, because changes in the judgments and estimates could have a material impact on the Bank’s financial statements. These estimates are adjusted in the normal course to reflect changing underlying circumstances.
Allowance for credit losses
The allowance for credit losses, comprising both specific and general allowances, represents management’s best estimate of the probable credit losses in the portfolio of deposits with banks, securities purchased under resale agreements, loans, acceptances and other indirect credit commitments, such as letters of credit and guarantees.
     Management regularly reviews credit quality to assess the adequacy of the allowance for credit losses. This process requires the use of estimates and subjective judgments at many levels. These include identifying credits that are impaired, and considering factors specific to individual credits, as well as the impact of portfolio characteristics and risks. The provision for credit losses could be directly affected by changes to these estimates, or by the use of different but also reasonable judgments and estimates.
     Specific allowances are an estimate of probable incurred losses related to existing impaired loans. To determine specific allowances applicable to individual credit exposures, management must first form a judgment as to whether a loan is impaired, and then as to its estimated net realizable value, based on evidence
64       2006 SCOTIABANK ANNUAL REPORT

CONTROLS AND ACCOUNTING POLICIES
available about the individual borrower. A loan is considered to be impaired when, based on management’s judgment, there is no longer reasonable assurance that interest and principal payments will be made on a timely basis. In estimating net realizable value, management makes estimates and judgments about the amount and timing of future cash flows, the fair value of any underlying security pledged as collateral, costs of realization, observable market prices, and expectations about the future prospects of the borrower and any guarantors.
     For homogenous portfolios, including credit card loans, residential mortgages and most personal loans, specific allowances are determined on a group basis. Management estimates the probable losses inherent in the portfolio by using a formula method that takes into account recent loss experience.
     Overall, credit quality remained strong in 2006. While new specific provisions were lower in 2006, there were greater recoveries in 2005, resulting in a small net increase in specific provisions for credit losses in 2006 compared to 2005.
     The general allowance is an estimate of probable incurred losses that are inherent in the portfolio of loans and loan commitments, but have not yet been specifically identified on an individual basis. The Bank determines the general allowance based on numerous factors, including historical default probabilities, loss severity in the event of default and exposure at default. Management makes best estimates of these parameters and, using an internally developed model, arrives at an initial quantitative estimate of the general allowance. Material changes in any of the above parameters or assumptions would affect the range of expected credit losses and, consequently, could affect the general allowance level. If either the probability of default or the loss severity parameters for the non-retail portfolio were independently increased or decreased by 10%, the model would indicate an increase or decrease to the quantitative estimate of approximately $65 million (2005 – $65 million). Based on the initial calculated amount for the general allowance, senior management determines whether adjustments are necessary to take account of portfolio conditions not reflected in the historically based credit parameters used in the model. Considerations include observable data, such as economic trends and business conditions, portfolio concentrations, risk migrations and recent trends in volumes and severity of delinquencies and a component for the imprecision inherent in the model and model parameters. Management reviews the general allowance each quarter to assess whether the allowance is at the appropriate level in relation to the size of the portfolio, inherent credit risks and trends in portfolio quality.
     The general allowance for credit losses as at October 31, 2006 was $1,307 million, a reduction from $1,330 million a year ago. The impact on the Bank’s portfolio from certain macroeconomic factors – such as high oil prices and interest rates, and the sustained strength of the Canadian dollar – improved towards the end of the year. As a result of such favourable trends, as well as a continuation of favourable credit conditions, the general allowance for credit losses was reduced by $60 million in the Consolidated Statement of Income, while there was a $37 million increase resulting from the consolidation of an acquisition in Peru. This net decline follows a reduction of $45 million in 2005 and $100 million in 2004.
Fair value of financial instruments
Financial instruments in the Bank’s trading portfolios are composed primarily of securities and derivatives. These trading instruments are carried at fair value on the Consolidated Balance Sheet, with changes in the fair values of trading instruments included in the Consolidated Statement of Income (see Note 1 for further details on significant accounting policies).
     Trading securities are normally valued using quoted market prices. Most trading derivatives, which include customer-driven transactions and those undertaken for proprietary positions, are valued using quoted market prices or valuation models which incorporate independent and observable market parameters. These market inputs include interest rate yield curves, foreign exchange rates and option volatilities.
     Where quoted market prices are not available, fair values are usually determined using present value or other techniques based on observable interest rates, foreign exchange rates, credit spreads and equity prices. Management’s judgment on valuation inputs is necessary when observable market data is not readily available. Management also applies judgment in the selection of valuation models, as well as consideration, on a portfolio basis, of customer credit risk and ongoing direct costs in the determination of fair value. Uncertainty in these estimates can affect the fair value and financial results recorded; however, the impact of any change in these estimates is not expected to be significant.
     The breakdown of valuation sources for trading securities and derivatives is shown in the table below. Percentages are consistent with prior years.
Valuation methodology for trading instruments

	Trading assets		Trading liabilities
	Securities	Derivatives	Securities(1)	Derivatives

Fair value based on:
Quoted market prices	99.1%	0.0%	100.0%	0.0%
Internal models with significant observable market parameters	0.9%	99.0%	0.0%	99.3%
Internal models with significant unobservable market parameters	0.0%	1.0%	0.0%	0.7%

Total	100.0%	100.0%	100.0%	100.0%

(1)	This represents obligations related to securities sold short.
Other-than-temporary impairment of investment securities
Investment securities comprise debt and equity securities held for liquidity and longer-term investment. Investment securities are held at cost or, in the case of debt securities, at amortized cost. Management reviews the investment securities each quarter to determine whether the fair value is below the current carrying value. If this is the case, management determines whether the decline is other-than-temporary. To assess whether an other-than-temporary impairment has occurred, management must make certain judgments and estimates, and considers factors such as the type of investment, the length of time and extent to which the fair value of a security has been below its carrying value, prospects for recovery in fair value, and the company’s financial condition and future prospects. Once management has determined that the security has suffered an other-than-temporary decline in value, the carrying value of the security is
2006 SCOTIABANK ANNUAL REPORT       65

CONTROLS AND ACCOUNTING POLICIES
written down to its estimated net realizable value. To estimate net realizable value, management considers all of the data gathered during the impairment evaluation process, as well as the market liquidity and the Bank’s plans for the security. Other-than-temporary impairments in value are recorded in net gains on investment securities in other income in the Consolidated Statement of Income.
     As at October 31, 2006, the gross unrealized gains on individual investment securities were $1,286 million, and the gross unrealized losses were $195 million, resulting in a net unrealized gain of $1,091 million before related derivative and other hedge amounts ($1,001 million after related derivative and other hedge amounts). As at October 31, 2006, there were $2,202 million of investment securities that had been in a continuous unrealized loss position for more than 12 months. The associated unrealized loss on these securities as at October 31, 2006 was $45 million, of which $32 million related to debt securities and $13 million related to equities. Since the Bank has the ability and intent to hold these securities until there is a recovery of fair value, which may be at maturity for debt securities, these unrealized losses are considered temporary in nature. Factors considered in determining whether a loss is other than temporary include: the length of time and extent to which fair value has been below cost; financial condition and near-term prospects of the issuer; and the ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.
Pensions and other employee future benefits
The Bank provides pension and other future benefit plans for qualified employees in Canada, the United States, Mexico and other international operations.
     Actuarial methods are used to calculate the annual cost of these employee future benefits, using management’s best estimate of certain key assumptions, which are reviewed and approved once a year. These assumptions include the long-term rate of investment return on plan assets, future compensation, health care costs, employee turnover, retirement age and mortality. Management applies judgement when making these estimates, taking into consideration, among other things, expectations regarding future economic trends and business conditions, including inflation rates. As well, management reviews historical investment returns, salary increases and health care costs. The discount rate used for measuring the benefit obligation is another critical assumption used to calculate the pension and other employee future benefits expense. Management applies little judgment in selecting this rate, since it is generally prescribed to be equal to the current yield on long-term, high-quality corporate bonds with a duration similar to the benefit obligation.
     Differences between actual experience and assumptions made by management will result in a net actuarial gain or loss, and will consequently increase or decrease the benefit expense for future years. In accordance with Canadian GAAP, the difference is amortized into income over future periods, rather than being recognized immediately as income. Management determines whether the unrecognized net actuarial gain or loss is more than 10% of the greater of the plan assets or benefit obligation at the beginning of each year. Any unrecognized net actuarial gain or loss above this 10% threshold is generally amortized into income over the estimated average remaining service period of active employees ranging from 11 to 22 years for the Bank’s principal pension plans, and 11 to 27 years for the Bank’s principal other benefit plans.
     Note 17 on pages 112 to 113 of the 2006 consolidated financial statements discloses pension and other employee future benefit amounts, management’s key assumptions, along with a sensitivity analysis of changes in these assumptions on both the benefit obligation and the benefit expense. Note 1 on pages 95 to 99 of the 2006 consolidated financial statements contains further details on the significant accounting policies underlying the accounting for employee future benefits. The management assumption with the greatest potential impact is the assumed long-term rate of return on assets. If this assumed long-term rate of return on assets was 1% lower (higher), the benefit expense for 2006 would have been $43 million higher (lower). Over the past 10-year period, the actual annualized rate of return of 10.5% on the assets of the Bank’s main pension plan exceeded the assumed annualized rate by 3.1%.
Corporate income taxes
Judgment is exercised in determining the provision for income taxes and future income tax assets and liabilities. The provision for income taxes is estimated based on management’s expectations regarding the income tax consequences of transactions and events during the period. The Bank operates in many jurisdictions, and management interprets the tax legislation for each jurisdiction and makes assumptions about the expected timing of the reversal of temporary differences that result from the different treatment of items for tax and accounting purposes. If management’s interpretations of the legislation differ from those of the tax authorities, or if the actual timing of the reversals of the future tax asset and liabilities differs from the expected timing, the provision for income taxes could increase or decrease in future periods. Management is also required to assess whether it is likely that the future income tax assets will be realized prior to expiration and, based on this assessment, determine if the recording of a valuation allowance is required.
     Total gross future tax assets relating to subsidiaries’ unused income tax losses arising in prior years were $357 million as at October 31, 2006 (2005 – $180 million), for which the Bank established a valuation allowance of $183 million (2005 – $75 million) due to uncertainty about the realization of these losses. The increase in 2006 is related to subsidiaries acquired during the year. The Bank will adjust the valuation allowance if and when there is greater certainty of realizing this future tax asset.
     The Bank’s total net future income tax asset, including the net amount for tax loss carryforwards, was $1,478 million as at October 31, 2006 (2005 – $1,233 million). This year’s increase related primarily to deferred compensation expense and future tax assets of subsidiaries acquired in 2006. Note 1 on pages 95 to 99 of the 2006 consolidated financial statements contains further details on the significant accounting policies underlying accounting for income taxes, and Note 16 on page 111 provides further information with respect to the Bank’s provisions for income taxes.
66       2006 SCOTIABANK ANNUAL REPORT

CONTROLS AND ACCOUNTING POLICIES
Variable interest entities
In the normal course of business, the Bank enters into arrangements with variable interest entities (VIEs) on behalf of its customers and for its own account. Further details are provided on page 40 in the Off-balance sheet arrangements section. Management is required to exercise judgment to determine whether a VIE should be consolidated. This process involves understanding the arrangements, determining whether the entity is considered a VIE under the accounting rules, and determining the Bank’s variable interests in the VIE. These interests are then compared to those of the unrelated outside parties to identify the party that is exposed to the majority of the VIE’s expected losses, expected residual returns, or both, to determine who should consolidate the VIE. The comparison uses both qualitative and quantitative analytical techniques that may involve the use of a number of assumptions about the business environment in which the VIE operates and the amount and timing of future cash flows. Further details with respect to the Bank’s involvement with VIEs are provided in Note 6 to the consolidated financial statements on pages 103 to 104.
Changes in accounting policies
The Bank’s significant accounting policies are set out in Note 1 on pages 95 to 99 of the 2006 consolidated financial statements. Included within that note is a description of the changes in accounting policies required to be adopted in response to new accounting standards in 2006.
•	In July 2006, the Bank early adopted the new Abstract issued by the Emerging Issues Committee of the Canadian Institute of Chartered Accountants (CICA), on stock-based compensation for employees who are eligible to retire before the vesting date. This change in accounting policy, which is further described in Note 1 on page 99, resulted in an adjustment of $25 million (net of income taxes of $13 million) to opening fiscal 2006 retained earnings. The Bank has not restated net income for any prior period as a result of adopting this accounting change, as the impact is not material for any particular period. Adoption of this change resulted in an increase in net income of $6 million (net of taxes of $3 million) recorded in the 2006 Consolidated Statement of Income.
Future accounting policy changes
Financial instruments
The CICA has issued three new standards that apply to the Bank, and come into effect on November 1, 2006: Financial Instruments – Recognition and Measurement; Hedges; and Comprehensive Income. A description of these new standards and how they will affect the Bank’s financial statements are set out in Note 2 on page 99 of the 2006 Consolidated Financial Statements.
     The transitional impact of these new standards is still being evaluated, as guidance from accounting standard setters with respect to certain transitional issues was not available on a timely basis in order to allow the Bank to finalize the impact as at November 1, 2006. The impact of recording investment securities as available for sale assets at fair value on November 1, 2006 will be to increase securities by approximately $1,091 million and increase accumulated other comprehensive income by approximately $706 million (after tax).
Related party transactions
The Bank provides regular banking services to its associated and other related corporations in the ordinary course of business. These services are on terms similar to those offered to non-related parties.
     Loans granted to directors and officers in Canada are at market terms and conditions. Prior to March 1, 2001, the Bank granted loans to officers and employees at reduced rates in Canada. The loans granted prior to March 1, 2001, are grandfathered until maturity. In some of the Bank’s foreign subsidiaries and branches, in accordance with local practices and laws, loans may be made available to officers of those units at reduced rates or on preferred terms. Loans to executive officers of the Bank totaled $6.7 million as at October 31, 2006 (2005 – $5.1 million), and loans to directors totaled $0.1 million (2005 – $1.0 million).
     Directors can use some or all of their fees to buy common shares at market rates through the Directors’ Share Purchase Plan. Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Commencing in 2004, the Bank no longer grants stock options to non-officer directors (refer to Note 15 of the Consolidated Financial Statements on page 110).
     The Bank may also provide banking services to companies affiliated with the Bank’s directors. These commercial arrangements are conducted at the same market terms and conditions provided to all customers and follow the normal credit review processes within the Bank. The Bank’s committed credit exposure to companies controlled by directors totaled $533 million as at October 31, 2006 (2005 – $550 million), while actual utilized amounts were $303 million (2005 – $311 million).
     The oversight responsibilities of the Audit and Conduct Review Committee (ACRC) with respect to related party transactions include reviewing policies and practices for identifying transactions with related parties that may materially affect the Bank, and reviewing the procedures for ensuring compliance with the Bank Act for related party transactions. The Bank Act requirements encompass a broader definition of related party transactions than is set out in generally accepted accounting principles. In addition, the ACRC approves the terms and conditions of all transactions between the Bank and Bank-sponsored asset securitization special purpose vehicles to ensure that such transactions are at market terms and conditions. The Bank has various procedures in place to ensure that related party information is identified and reported to the ACRC on a semi-annual basis. The ACRC is provided with detailed reports that reflect the Bank’s compliance with its established procedures.
     The Bank’s Audit Department carries out audit procedures as necessary to provide the ACRC with reasonable assurance that the Bank’s policies and procedures to identify, authorize and report related party transactions are appropriately designed and operating effectively.
2006 SCOTIABANK ANNUAL REPORT       67

SUPPLEMENTARY DATA
Supplementary Data*
Geographic information
Table 13 Net income by geographic segment

	2006					2005					2004
				Other					Other					Other
		United		Inter-			United		Inter-			United		Inter-
For the fiscal years ($ millions)	Canada	States	Mexico	national	Total	Canada	States	Mexico	national	Total	Canada	States	Mexico	national	Total

Net interest income	$4,029	$71	$802	$1,656	$6,558	$3,808	$199	$690	$1,438	$6,135	$3,624	$334	$599	$1,441	$5,998
Other income	2,883	581	403	726	4,593	2,737	484	363	716	4,300	2,495	513	331	727	4,066
Provision for credit losses	273	(41)	27	17	276	262	(93)	34	70	273	303	54	6	130	493
Non-interest expenses	4,110	241	630	1,448	6,429	3,917	246	669	1,185	6,017	3,794	262	618	1,158	5,832
Provision for income taxes	478	138	(17)	153	752	450	216	1	142	809	384	194	12	175	765
Non-controlling interest	—	—	15	83	98	—	—	10	61	71	—	—	15	60	75
Preferred dividends paid	12	2	3	7	24	9	2	2	6	19	6	2	1	3	12

	$2,039	$312	$547	$674	$3,572	$1,907	$312	$337	$690	$3,246	$1,632	$335	$278	$642	$2,887

Corporate adjustments(1)					(23)					(62)					5

Net income available to common shareholders					$3,549					$3,184					$2,892

(1)	Revenues and expenses which have not been allocated to specific operating business lines are reflected in corporate adjustments.
Table 14 Loans and acceptances by geography

Excludes reverse repos						Percentage mix
As at September 30 ($ billions)	2006	2005	2004	2003	2002	2006	2002

Canada
Atlantic provinces	$12.7	$12.1	$11.3	$10.0	$9.4	6.2%	5.9%
Quebec	13.1	9.8	8.4	7.9	7.1	6.4	4.4
Ontario	81.5	72.4	66.5	60.8	55.5	39.8	34.5
Manitoba and Saskatchewan	5.4	5.3	5.1	5.0	4.8	2.6	3.0
Alberta	17.1	14.7	13.7	11.7	11.1	8.4	6.9
British Columbia	16.4	14.2	13.3	12.8	12.3	8.0	7.6

	146.2	128.5	118.3	108.2	100.2	71.4	62.3

United States	14.3	8.8	9.8	13.8	21.5	7.0	13.3

Mexico	9.3	8.5	7.3	7.1	7.6	4.5	4.7

Other International
Europe	8.1	7.3	6.1	8.0	10.8	4.0	6.7
Caribbean	11.6	10.1	10.1	10.2	11.6	5.7	7.2
Latin America	9.2	5.2	4.9	5.1	5.5	4.4	3.5
Other	7.4	6.5	5.0	5.0	5.2	3.6	3.2

	36.3	29.1	26.1	28.3	33.1	17.7	20.6

General allowance(1)	(1.3)	(1.3)	(1.4)	(1.5)	(1.5)	(0.6)	(0.9)

Total loans and acceptances	$204.8	$173.6	$160.1	$155.9	$160.9	100.0%	100.0%

(1)	As at October 31.
Table 15 Gross Impaired loans by geographic segment

As at October 31 ($ millions)	2006	2005	2004	2003	2002

Canada	$655	$537	$489	$675	$639
United States	119	331	701	1,084	1,688
Mexico	213	190	223	398	464
Other International	883	762	787	1,105	1,221

Total	$1,870	$1,820	$2,200	$3,262	$4,012

*	Certain comparative amounts in this report have been reclassified to conform with current year presentation.
68      2006 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA
Table 16 Specific provision for credit losses by geographic segment

For the fiscal years ($ millions)	2006	2005	2004	2003	2002

Canada	$273	$264	$299	$395	$296
United States	(41)	(93)	54	270	1,131
Mexico	27	34	6	2	(56)
Other International	17	70	131	226	658

Total	$276	$275	$490	$893	$2,029

Table 17 Geographic distribution of earning assets

	2006
		% of
		earning
As at September 30 ($ billions)	Balance	assets	2005	2004	2003	2002

North America
Canada	$218.4	63.3%	$187.2	$166.9	$158.5	$147.8
United States	41.9	12.2	32.5	25.0	34.1	46.4

	260.3	75.5	219.7	191.9	192.6	194.2

Mexico	21.1	6.1	20.4	18.7	18.2	20.3

Europe
United Kingdom	6.4	1.9	6.8	7.4	8.1	10.2
Germany	3.5	1.0	2.0	3.5	2.9	2.8
Ireland	4.8	1.4	4.0	2.0	1.4	1.6
France	2.5	0.7	1.9	1.1	1.5	1.4
Netherlands	1.5	0.4	1.7	0.8	1.5	1.1
Other	3.4	1.0	4.2	3.4	4.8	5.0

	22.1	6.4	20.6	18.2	20.2	22.1

Caribbean
Jamaica	3.1	0.9	2.8	3.0	2.6	3.4
Puerto Rico	2.0	0.6	1.7	1.9	2.1	2.6
Bahamas	2.4	0.7	1.8	1.7	1.7	1.8
Trinidad &Tobago	1.5	0.4	1.7	1.5	1.6	1.7
Other	9.0	2.6	6.1	6.7	6.4	6.9

	18.0	5.2	14.1	14.8	14.4	16.4

Latin America
Chile	4.2	1.2	3.2	3.3	3.4	3.6
Peru	4.1	1.2	0.1	0.2	0.2	0.2
Other	4.3	1.3	3.7	3.3	3.5	3.7

	12.6	3.7	7.0	6.8	7.1	7.5

Asia
India	1.8	0.5	1.5	2.0	1.1	1.1
Malaysia	1.3	0.4	1.8	1.4	1.5	1.6
South Korea	1.6	0.5	1.7	1.4	1.8	2.3
Japan	1.1	0.3	1.0	1.1	1.7	1.6
Hong Kong	1.7	0.5	1.4	0.9	1.0	1.2
Other	2.9	0.8	2.7	2.4	2.0	2.2

	10.4	3.0	10.1	9.2	9.1	10.0

Middle East and Africa	1.8	0.5	1.1	0.7	0.4	0.5

General allowance(1)	(1.3)	(0.4)	(1.3)	(1.4)	(1.5)	(1.5)

Total	$345.0	100.0%	$291.7	$258.9	$260.5	$269.5

(1)	As at October 31.
2006 SCOTIABANK ANNUAL REPORT      69

SUPPLEMENTARY DATA
Credit risk
Table 18 Cross-border exposure to select countries(1)

					Investment in
		Interbank		Government and	subsidiaries		2006	2005
As at October 31 ($ millions)	Loans	deposits	Trade	other securities	and affiliates(2)	Other	Total	Total

Mexico	$1,496	$—	$103	$597	$1,892	$5	$4,093	$3,272

Asia
South Korea	$473	$—	$324	$528	$—	$80	$1,405	$1,278
Japan	623	8	121	270	—	110	1,132	1,342
Malaysia	358	—	1	350	144	—	853	1,107
India	691	39	523	250	—	21	1,524	1,282
Hong Kong	370	—	25	680	—	7	1,082	955
China	353	45	535	46	—	10	989	701
Other(3)	378	96	178	374	—	4	1,030	744
	— —
	$3,246	$188	$1,707	$2,498	$144	$232	$8,015	$7,409

Latin America
Brazil	$727	$—	$364	$375	$—	$1	$1,467	$751
Chile	771	—	20	—	294	—	1,085	773
Venezuela	2	—	14	64	81	—	161	171
Peru	54	—	23	30	278	—	385	114
Costa Rica	368	—	21	—	375	—	764	384
El Salvador	222	—	16	—	201	—	439	408
Other(4)	580	9	31	69	—	—	689	708
	— —
	$2,724	$9	$489	$538	$1,229	$1	$4,990	$3,309
	== ==

(1)	Cross-border exposure represents a claim, denominated in a currency other than the local one, against a borrower in a foreign country on the basis of ultimate risk.

(2)	Excludes goodwill of $114 (2005 – $116) in Chile, $131 (2005 – $129) in El Salvador, and $189 (2005 – nil) in Peru.

(3)	Includes Indonesia, The Philippines, Singapore, Taiwan and Thailand.

(4)	Includes Argentina, Colombia, Panama and Uruguay.
Table 19 Loans and acceptances by type of borrower

Excludes reverse repos	2006
As at September 30 ($ billions)	Balance	% of total	2005	2004

Loans to households
Residential mortgages	$88.2	43.1%	$74.6	$68.3
Credit cards	9.1	4.4	8.6	7.8
Personal loans	29.4	14.3	25.6	22.0

	126.7	61.8	108.8	98.1

Loans to businesses and governments
Financial services	13.0	6.4	9.5	7.1
Wholesale and retail	10.2	5.0	10.2	10.2
Real estate and construction	7.0	3.4	6.0	5.6
Oil and gas	5.2	2.5	3.1	3.1
Transportation	4.9	2.4	4.0	4.1
Automotive	4.7	2.3	5.8	4.8
Agriculture	3.4	1.7	2.9	2.9
Government	3.4	1.6	2.0	2.2
Hotels and leisure	3.4	1.7	2.8	3.4
Mining and primary metals	3.1	1.5	2.7	2.6
Utilities	2.9	1.4	1.4	1.8
Health care	2.9	1.4	2.0	2.1
Telecommunications and cable	2.5	1.2	1.7	2.0
Media	2.4	1.2	2.0	2.2
Chemical	2.2	1.1	2.2	2.2
Food and beverage	2.2	1.1	2.1	2.2
Forest products	1.5	0.7	1.8	1.4
Other	4.5	2.2	3.9	3.5

	79.4	38.8	66.1	63.4

	206.1	100.6	174.9	161.5
General allowance(1)	(1.3)	(0.6)	(1.3)	(1.4)

Total loans and acceptances	$204.8	100.0%	$173.6	$160.1

(1)	As at October 31.
70       2006 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA
Table 20 Off-balance sheet credit instruments

As at October 31 ($ billions)	2006	2005	2004	2003	2002

Commitments to extend credit	$105.9	$99.9	$104.2	$110.5	$127.0
Standby letters of credit and letters of guarantee	18.5	15.8	14.4	14.2	14.8
Securities lending, securities purchase commitments and other	13.0	9.3	4.8	7.7	5.9

Total	$137.4	$125.0	$123.4	$132.4	$147.7

Table 21 Changes in net impaired loans(1)

For the fiscal years ($ millions)	2006	2005	2004	2003	2002

Gross impaired loans
Balance at beginning of year	$1,820	$2,200	$3,241	$3,987	$4,439
Net additions
New additions	1,262	1,263	1,774	2,634	4,843
Declassifications, payments and loan sales	(956)	(1,034)	(1,680)	(1,936)	(1,789)

	306	229	94	698	3,054
Acquisition of subsidiaries	340	64	—	—	—
Disposal of Scotiabank Quilmes operations(2)	—	—	—	—	(1,006)
Writeoffs
Residential mortgages	(5)	(6)	(7)	(9)
Personal loans	(214)	(237)	(198)	(192)
Credit cards	(150)	(130)	(145)	(116)
Business and government	(174)	(277)	(632)	(610)

	(543)	(650)	(982)	(927)	(2,376)

Foreign exchange and other	(53)	(23)	(153)	(517)	(124)

Balance at end of year	1,870	1,820	2,200	3,241	3,987

Specific allowance for credit losses
Balance at beginning of year	1,139	1,321	1,719	1,892	2,705
Acquisition of subsidiaries	323	59	—	—	—
Specific provision for credit losses	276	275	490	893	2,029
Disposal of Scotiabank Quilmes operations(2)	—	—	—	—	(504)
Writeoffs	(543)	(650)	(982)	(927)	(2,376)
Recoveries by portfolio
Residential mortgages	3	1	2	1
Personal loans	71	75	78	79
Credit cards	37	32	32	26
Business and government	70	97	46	58

	181	205	158	164	169

Foreign exchange and other(3)	(76)	(71)	(64)	(303)	(131)

Balance at end of year	1,300	1,139	1,321	1,719	1,892

Net impaired loans
Balance at beginning of year	681	879	1,522	2,095	1,734
Net change in gross impaired loans	50	(380)	(1,041)	(746)	(452)
Net change in specific allowance for credit losses	(161)	182	398	173	813

Balance at end of year	570	681	879	1,522	2,095
General allowance for credit losses	1,307	1,330	1,375	1,475	1,475

Balance after deducting general allowance	$(737)	$(649)	$(496)	$47	$620

(1)	Excludes net impaired loans pertaining to designated emerging markets in years prior to 2004.

(2)	Includes foreign exchange impact.

(3)	Includes $5 transferred to other liabilities in 2006, $2 transferred from other liabilities in 2005, and $23 reclassified from country risk allowance and $8 transferred to other liabilities in 2004.
2006 SCOTIABANK ANNUAL REPORT       71

SUPPLEMENTARY DATA
Table 22 Provisions for credit losses

For the fiscal years ($ millions)	2006	2005	2004	2003	2002

Specific provisions for credit losses
Net specific provisions	$457	$480	$648	$1,057	$2,198
Recoveries	(181)	(205)	(158)	(164)	(169)

Net Specific provisions for credit losses(1)	276	275	490	893	2,029
General provision	(60)	(45)	(100)	—	—

Total net provisions for credit losses	$216	$230	$390	$893	$2,029

(1)	Excluding reversals of credit losses (2002 – provision for credit losses) related to Argentina, net specific provisions were: 2003 – $957; 2002 – $1,575.
Table 23 Specific provisions for credit losses by type of borrower

For the fiscal years ($ millions)	2006	2005	2004

Personal
Residential mortgages	$10	$11	$20
Other personal loans	283	275	221

	293	286	241

Businesses and governments
Financial services	—	10	(2)
Wholesale and retail	5	11	99
Real estate and construction	(7)	27	11
Oil and gas	—	(3)	—
Transportation	4	(6)	(25)
Automotive	11	6	26
Agriculture	2	11	50
Government	(6)	5	4
Hotels and leisure	(21)	20	(12)
Mining and primary metals	(10)	(47)	(1)
Utilities	(21)	(71)	27
Health care	2	3	4
Telecommunications and cable	(14)	17	2
Media	(4)	(3)	(12)
Chemical	13	4	(3)
Food and beverage	7	(17)	73
Forest products	(1)	10	(4)
Other	23	12	12

	(17)	(11)	249

Total specific provisions	$276	$275	$490

72       2006 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA
Table 24 Non-performing loans by type of borrower

	2006			2005
Excluding reverse repos		Allowance for			Allowance for
As at October 31 ($ millions)	Net	credit losses	Gross	Net	credit losses	Gross

Personal
Residential mortgages	$178	$(138)	$316	$158	$(106)	$264
Other personal loans	13	(456)	469	10	(356)	366

	191	(594)	785	168	(462)	630

Businesses and governments
Financial services	—	(9)	9	—	(12)	12
Wholesale and retail	58	(167)	225	55	(122)	177
Real estate and construction	84	(134)	218	36	(92)	128
Oil and gas	—	—	—	—	(1)	1
Transportation	1	(42)	43	10	(54)	64
Automotive	20	(34)	54	19	(11)	30
Agriculture	18	(40)	58	17	(37)	54
Government	—	(8)	8	—	(21)	21
Hotels and leisure	42	(12)	54	82	(56)	138
Mining and primary metals	4	(40)	44	—	(33)	33
Utilities	4	(17)	21	28	(44)	73
Health care	3	(15)	18	10	(9)	19
Telecommunications and cable	88	(38)	126	167	(59)	226
Media	2	(7)	9	—	(9)	9
Chemical	—	(33)	33	37	(24)	61
Food and beverage	1	(37)	38	19	(22)	41
Forest products	5	(15)	20	4	(16)	20
Other	49	(58)	107	27	(56)	84

	379	(706)	1,085	513	(677)	1,190

	570	$(1,300)	$1,870	681	$(1,139)	$1,820
Allowance for credit losses – general	(1,307)			(1,330)

Net impaired loans after general allowance	$(737)	$(1,300)	$1,870	$(649)	$(1,319)	$1,820

2006 SCOTIABANK ANNUAL REPORT       73

SUPPLEMENTARY DATA
Capital
Table 25 Capital funding activity

Issues		Maturities/Redemptions/Repurchases
Tier 1 Capital		Preferred shares

September 28, 2006	$750,000,000 Scotiabank Trust Securities 2006-1	None

Subordinated debentures

		February 8, 2006	$300,000,000 7.4% debentures due February 8, 2011

Table 26 Risk-weighted assets

As at October 31 ($ billions)			2006		2005
Conversion	Weighting			Risk-		Risk-
factor	factor		Gross	weighted	Gross	weighted

On-balance sheet
–	0 – 20%	Cash resources	$23.4	$4.4	$20.5	$2.8
–	0 – 100%	Securities(1)	95.5	12.3	73.5	7.4
–	0 – 50%	Residential mortgages	89.4	30.3	75.4	25.3
–	0 – 100%	Loans and acceptances	148.6	103.5	123.2	85.1
–	0 – 100%	Other assets	22.1	8.2	21.4	5.3

		Total on-balance sheet	379.0	158.7	314.0	125.9

Off-balance sheet

		Indirect credit instruments
0 – 10%	0 – 100%	One year and under credit commitments	61.4	0.8	57.6	1.2
20%	0 – 100%	Short-term trade letters of credit	1.0	0.1	0.9	0.2
50%	0 – 100%	Longer-term credit commitments	44.5	17.7	42.3	17.4
50%	0 – 100%	Performance guarantees	8.4	4.2	6.7	3.4
100%	0 – 100%	Standby letters of credit, letters of guarantee, securities lending and other commitments	22.1	6.4	17.5	7.5

			137.4	29.2	125.0	29.7

		Interest rate instruments
0 – 1.5%	0 – 50%	Futures and forward rate agreements	148.0	—	100.1	—
0 – 1.5%	0 – 50%	Interest rate swaps	472.1	1.3	415.9	1.3
0 – 1.5%	0 – 50%	Interest rate options	66.1	0.1	64.9	0.1

			686.2	1.4	580.9	1.4

		Foreign exchange instruments
1 – 7.5%	0 – 50%	Futures and foreign exchange contracts	197.0	1.4	188.1	1.5
1 – 7.5%	0 – 50%	Currency swaps	85.4	2.1	61.6	1.9
1 – 7.5%	0 – 50%	Currency options	5.2	—	4.3	—

			287.6	3.5	254.0	3.4

		Other derivative instruments
6 – 10%	0 – 50%	Equity swaps and options	31.3	0.7	27.5	0.8
6 – 15%	0 – 50%	Credit derivatives	34.8	0.7	21.0	0.5
7 – 15%	0 – 50%	Other	4.8	0.3	2.9	0.1

			70.9	1.7	51.4	1.4

		Total off-balance sheet	1,182.1	35.8	1,011.3	35.9

		Total gross and risk-weighted assets	1,561.1	194.5	1,325.3	161.8

		Impact of master netting		(2.5)		(2.3)

		Market risk – risk assets equivalent(1)		5.0		3.3

		Total	$1,561.1	$197.0	$1,325.3	$162.8

(1)	Includes assets which are subject to market risk. The risk weighting of these assets is included in “Market risk – risk assets equivalent.”
74       2006 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA
Revenues and Expenses
Table 27 Volume/rate analysis of changes in net interest income

	2006 versus 2005			2005 versus 2004
	Increase (decrease) due to change in:			Increase (decrease) due to change in:
Taxable equivalent basis(1)	Average	Average	Net	Average	Average	Net
For the fiscal years ($ millions)	volume	rate	change	volume	rate	change

Net interest income
Total earning assets	$1,930	$2,063	$3,993	$1,245	$433	$1,678
Total interest-bearing liabilities	(1,130)	(2,212)	(3,342)	(650)	(806)	(1,456)

Change in net interest income	$800	$(149)	$651	$595	$(373)	$222

(1)	Refer to the non-GAAP measures on page 28.
Table 28 Other income

							2006
							versus
For the fiscal years ($ millions)	2006	2005	2004	2003	2002		2005

Card revenues	$307	$251	$231	$204	$280		22%

Deposit and payment services
Deposit services	622	581	536	479	445		7
Other payment services	144	120	110	114	111		20

	766	701	646	593	556		9

Mutual funds	241	193	171	161	174		25

Investment management, brokerage and trust
Retail brokerage	481	427	335	280	304		13
Investment management and custody	70	62	53	53	32		14
Personal and corporate trust	115	111	116	122	137		3

	666	600	504	455	473		11

Credit fees
Commitment and other credit fees	414	436	477	565	540		(5)
Acceptance fees	116	106	106	119	131		10

	530	542	583	684	671		(2)

Trading revenues	637	594	476	501	439	(1)	7

Investment banking
Underwriting fees and other commissions	453	493	477	472	405		(8)
Foreign exchange and other	206	187	171	201	187		10

	659	680	648	673	592		(3)

Net gain on investment securities	371	414	477	159	179	(1)	(10)

Securitization revenues	43	79	111	140	162		(46)

Other	580	475	473	445	317	(1)	22

Total before the undernoted	4,800	4,529	4,320	4,015	3,843		6
Gains on sale of businesses	—	—	—	—	99		—

Total other income	$4,800	$4,529	$4,320	$4,015	$3,942		6%

Percentage increase (decrease) over previous year	6%	5%	8%	2%	(3)%

(1)	The following items were affected by Argentine charges — trading revenues included a gain of $4, net gain on investment securities included a charge of $20 and other included a charge of $87.
2006 SCOTIABANK ANNUAL REPORT       75

SUPPLEMENTARY DATA
Table 29 Non-interest expenses and productivity

						2006
						versus
For the fiscal years ($ millions)	2006	2005	2004	2003	2002	2005

Salaries and employee benefits
Salaries	$2,100	$1,963	$1,933	$2,001	$2,091	7%
Performance-based compensation	936	880	817	801	813	6
Stock-based compensation	164	140	174	119	21	17
Pensions and other employee benefits	568	505	528	440	419	13
	-
	3,768	3,488	3,452	3,361	3,344	8
	-
Premises and technology
Net premises rent	181	176	170	180	192	3
Premises repairs and maintenance	60	50	46	44	53	21
Property taxes	61	61	58	56	57	—
Computer equipment, software and data processing	549	519	509	498	456	6
Depreciation	192	173	189	208	243	11
Other premises costs	171	169	167	170	182	1
	-
	1,214	1,148	1,139	1,156	1,183	6
	-
Communications
Telecommunications	68	64	63	68	74	6
Stationery, postage and courier	208	191	185	183	207	9
	-
	276	255	248	251	281	8
	-
Advertising and business development
Advertising and promotion	126	139	113	103	105	(9)
Travel and business development	106	93	97	96	103	14
	-
	232	232	210	199	208	—
	-

Professional	174	186	163	141	136	(7)

Business and capital taxes
Business taxes	98	91	89	90	118	9
Capital taxes	35	56	53	54	50	(38)
	-
	133	147	142	144	168	(9)
	-
Other
Employee training	47	45	43	37	42	3
Amortization of goodwill and other intangibles	38	29	27	29	28	29
Other	561	513	438	382	347	10
	-
	646	587	508	448	417	10
	-
Total before the undernoted	6,443	6,043	5,862	5,700	5,737	7
Loss on disposal of subsidiary operations(1)	—	—	—	31	237	—
	-
Total non-interest expenses	$6,443	$6,043	$5,862	$5,731	$5,974	7%
	==
Productivity ratio (TEB)(2)	55.3%	56.3%	56.9%	55.9%	55.7%

(1)	The loss on disposal of subsidiary operation was incurred for Scotiabank Quilmes.

(2)	Taxable equivalent basis. Refer to the non-GAAP measures on page 28.
76       2006 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA
Table 30 Taxes

						2006
						versus
For the fiscal years ($ millions)	2006	2005	2004	2003	2002	2005

Income taxes
Provision for income taxes(1)	$872	$847	$786	$777	$594	3%
Taxable equivalent adjustment(2)	440	326	274	278	268	35

Provision for income taxes (TEB)(2)	1,312	1,173	1,060	1,055	862	12

Other taxes
Payroll taxes	152	137	139	139	149	11
Business and capital taxes	133	147	142	144	168	(9)
Goods and services and other	128	132	121	110	114	(4)

Total other taxes	413	416	402	393	431	(1)

Total taxes(3)	$1,725	$1,589	$1,462	$1,448	$1,293	9%

(1)	Includes provision for (recovery of) income tax related to the loss on disposal of subsidiary operations for Scotiabank Quilmes in 2003 – $3; 2002 – $(254).

(2)	Taxable equivalent basis. Refer to the non-GAAP measures on page 28.

(3)	Comprised of $1,035 of Canadian taxes (2005 – $988; 2004 – $910; 2003 – $953; 2002 – $811) and $690 of foreign taxes (2005 – $601; 2004 – $552; 2003 – $495; 2002 – $482).
Other information
Table 31 Components of net income as a percentage of average total assets (1)

Taxable equivalent basis
For the fiscal years (%)	2006	2005	2004	2003	2002

Net interest income	$1.95%	2.00%	2.10%	2.16%	2.29%
Provision for credit losses	(0.06)	(0.07)	(0.14)	(0.31)	(0.69)
Other income	1.37	1.46	1.52	1.39	1.33

Net interest and other income	3.26	3.39	3.48	3.24	2.93
Non-interest expenses	(1.84)	(1.95)	(2.06)	(1.98)	(2.01)

Net income before the undernoted:	1.42	1.44	1.42	1.26	0.92
Provision for income taxes and non-controlling interest	(0.40)	(0.40)	(0.40)	(0.42)	(0.34)

Net income	1.02%	1.04%	1.02%	0.84%	0.58%
Average total assets ($ billions)	$350.7	$309.4	$284.0	$288.5	$296.9

(1)	Income from tax-exempt securities has been expressed on an equivalent before-tax basis. The provision for income taxes has been adjusted by a corresponding amount: 2006 – $440 million; 2005 – $326 million; 2004 – $274 million; 2003 – $278 million; 2002 – $268 million.
Table 32 General allowance and unrealized gains (losses) on investment securities

As at October 31 ($ millions)	2006	2005	2004	2003	2002

General allowance	$1,307	$1,330	$1,375	$1,475	$1,475

Unrealized gains (losses) on investment securities
Common and preferred shares	519	$499	$502	$164	$(131)
Emerging market bonds	584	574	507	512	219
Other fixed income	(102)	(38)	39	27	(113)

	$1,001	$1,035	$1,048	$703	$(25)

2006 SCOTIABANK ANNUAL REPORT     77

SUPPLEMENTARY DATA
Table 33 Assets under administration and management

As at September 30 ($ billions)	2006	2005	2004	2003	2002

Assets under administration
Personal
Retail brokerage	$69.7	$64.2	$54.2	$47.4	$41.0
Investment management and trust	59.5	57.0	53.4	56.6	57.1

	129.2	121.2	107.6	104.0	98.1

Mutual funds	19.8	18.4	15.8	14.2	14.4
Institutional	42.9	31.8	33.4	43.8	31.9

Total	$191.9	$171.4	$156.8	$162.0	$144.4

Assets under management
Personal	$10.0	$9.4	$7.5	$7.0	$7.8
Mutual funds	13.2	13.4	11.8	11.6	12.2
Institutional	4.6	3.8	1.9	1.4	1.5

Total	$27.8	$26.6	$21.2	$20.0	$21.5

Table 34 Fees paid to the shareholders’ auditors

For the fiscal years ($ millions)	2006	(1)	2005	(2)

Audit services	$12.8		$12.8
Audit-related services	0.1		1.6
Tax services outside of the audit scope	0.3		1.6
Other non-audit services	0.1		1.4

	$13.3		$17.4

(1)	PricewaterhouseCoopers LLP ceased to be the Shareholders’ Auditors as of its resignation on December 20, 2005. Up to December 20, 2005, fees attributable to PricewaterhouseCoopers LLP were approximately $0.4 million.

(2)	Fees in 2005 relate to the joint Shareholders’ Auditors, KPMG LLP and PricewaterhouseCoopers LLP. For the respective categories, the amounts paid to PricewaterhouseCoopers LLP were $6.3 million, $0.7 million, $0.7 million, and $0.7 million, respectively.
78     2006 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA
Table 35 Selected quarterly information

	2006				2005
As at and for the quarter ended	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Operating results ($ millions)
Net interest income (TEB(1))	1,783	1,816	1,644	1,605	1,581	1,561	1,552	1,503
Total revenue (TEB(1))	2,999	2,989	2,830	2,830	2,735	2,689	2,688	2,614
Provision for credit losses	32	74	35	75	36	85	35	74
Non-interest expenses	1,708	1,608	1,565	1,562	1,579	1,517	1,490	1,457
Provision for income taxes (TEB(1))	334	344	313	321	289	286	320	278
Net income	897	936	894	852	811	784	826	788
Net income available to common shareholders	890	928	887	844	803	775	822	784

Operating performance
Basic earnings per Share ($)	0.90	0.94	0.90	0.85	0.81	0.78	0.82	0.78
Diluted earnings per share ($)	0.89	0.93	0.89	0.84	0.80	0.77	0.81	0.77
Return on equity (%)	21.1	22.8	23.2	21.6	20.5	19.9	22.3	21.0
Productivity ratio (%)(TEB(1))	56.9	53.8	55.3	55.2	57.8	56.4	55.4	55.7
Net interest margin on total average assets (%)(TEB(1))	1.89	1.98	1.97	1.97	1.97	1.97	2.07	2.00

Balance sheet information ($ billions)
Cash resources and securities	118.9	115.5	113.8	102.0	94.0	95.9	93.4	89.1
Loans and acceptances	238.0	225.4	214.4	200.8	198.6	199.5	192.8	188.6
Total assets	379.0	365.0	357.0	325.0	314.0	317.5	309.1	300.5
Deposits	263.9	255.2	247.6	227.5	217.4	220.0	214.8	206.9
Preferred shares	0.6	0.6	0.6	0.6	0.6	0.6	0.6	0.3
Common shareholders’ equity(2)	16.9	16.5	15.8	15.6	15.5	15.6	15.3	14.9
Assets under administration	191.9	180.9	188.5	174.1	171.4	166.7	163.0	158.0
Assets under management	27.8	26.6	26.9	26.2	26.6	24.0	23.4	22.6

Capital measures (%)
Tier 1 capital ratio	10.2	10.0	10.2	10.8	11.1	11.1	11.4	11.2
Total capital ratio	11.7	11.6	11.9	12.8	13.2	13.1	13.4	13.5
Common equity to risk-weighted assets(2)	8.8	8.9	9.0	9.4	9.7	9.7	9.8	9.8
Tangible common equity to risk-weighted assets(2) (3)	8.3	8.4	8.5	9.0	9.3	9.3	9.5	9.5
Risk-weighted assets ($ billions)	197.0	190.3	180.1	168.9	162.8	163.8	160.1	155.5

Credit quality
Net impaired loans(4) ($ millions)	570	479	579	659	681	573	666	762
General allowance for credit losses ($ millions)	1,307	1,330	1,330	1,330	1,330	1,375	1,375	1,375
Net impaired loans as a % of loans and acceptances(4)	0.24	0.21	0.27	0.33	0.34	0.29	0.35	0.40
Specific provision for credit losses as a % of average loans and acceptances (annualized)	0.16	0.13	0.07	0.15	0.16	0.17	0.07	0.16

Common share information
Share price ($)
High	49.50	47.24	48.67	49.80	44.22	42.64	41.37	41.35
Low	45.36	41.55	45.03	42.89	40.31	39.19	38.63	36.41
Close	49.30	45.55	46.52	46.25	42.99	41.75	39.99	39.50
Shares outstanding (millions)
Average – Basic	989	988	988	989	995	995	996	1,006
Average – Diluted	1,000	999	1,001	1,002	1,008	1,009	1,011	1,021
End of period	990	988	988	988	990	995	994	998
Dividends per share ($)	0.39	0.39	0.36	0.36	0.34	0.34	0.32	0.32
Dividend yield (%)	3.3	3.5	3.1	3.1	3.2	3.3	3.2	3.3
Dividend payout ratio(5) (%)	43.3	41.5	40.1	42.2	42.1	43.7	38.7	41.1
Market capitalization ($ billions)	48.8	45.0	45.9	45.7	42.6	41.5	39.7	39.4
Book value per common share(2) ($)	17.13	16.66	15.98	15.76	15.64	15.68	15.44	14.95
Market value to book value multiple	2.9	2.7	2.9	2.9	2.7	2.7	2.6	2.6
Price to earnings multiple (trailing 4 quarters)	13.7	13.0	13.9	14.2	13.5	13.6	13.2	13.3

(1)	Taxable equivalent basis. Refer to the non-GAAP measures on page 28.

(2)	Refer to Note 1 to the Consolidated Financial Statements on page 99 for the new accounting policy related to stock-based compensation for employees eligible to retire before the vesting date. Certain balance sheet figures and ratios have been restated, where applicable, as a result of the adjustment to retained earnings as of November 1, 2005.

(3)	Represents common shareholders’ equity and non-controlling interest in the common equity of operating subsidiaries, less goodwill and intangible assets, as a percentage of risk-weighted assets.

(4)	Net impaired loans are impaired loans less the specific allowance for credit losses.

(5)	Represents common dividends for the period as a percentage of the net income available to common shareholders for the period.
2006 SCOTIABANK ANNUAL REPORT     79

SUPPLEMENTARY DATA
Eleven-year Statistical Review
Consolidated Balance Sheet

As at October 31 ($ millions)	2006	2005	2004	2003

Assets
Cash resources	$23,376	$20,505	$17,155	$20,581

Securities
Investment	33,012	23,452	15,717	20,293
Trading	62,490	50,007	43,056	42,899

	95,502	73,459	58,773	63,192

Loans
Residential mortgages	89,590	75,520	69,018	61,646
Personal and credit cards	39,058	34,695	30,182	26,277
Business and government	76,733	62,681	57,384	64,313
Securities purchased under resale agreements	25,705	20,578	17,880	22,648

	231,086	193,474	174,464	174,884

Allowance for credit losses	2,607	2,469	2,696	3,217

	228,479	191,005	171,768	171,667

Other
Customers’ liability under acceptances	9,555	7,576	7,086	6,811
Trading derivatives’ market valuation	10,369	11,622	14,198	15,308
Land, buildings and equipment	2,256	1,934	1,872	1,944
Other assets	9,469	7,924	8,360	6,389

	31,649	29,056	31,516	30,452

	$379,006	$314,025	$279,212	$285,892

Liabilities and shareholders’ equity
Deposits
Personal	$93,450	$83,953	$79,020	$76,431
Business and government	141,072	109,389	94,125	93,541
Banks	29,392	24,103	22,051	22,700

	263,914	217,445	195,196	192,672

Other
Acceptances	9,555	7,576	7,086	6,811
Obligations related to securities sold under repurchase agreements	33,470	26,032	19,428	28,686
Obligations related to securities sold short	13,396	11,250	7,585	9,219
Trading derivatives’ market valuation	11,211	11,193	14,054	14,758
Other liabilities	26,457	20,794	15,733	14,145
Non-controlling interest in subsidiaries	435	306	280	326

	94,524	77,151	64,166	73,945

Subordinated debentures	2,271	2,597	2,615	2,661

Capital instrument liabilities	750	750	2,250	2,500

Shareholders’ equity
Capital stock
Preferred shares	600	600	300	300
Common shares and contributed surplus	3,425	3,317	3,229	3,141
Retained earnings and cumulative foreign currency translation losses	13,522	12,165	11,456	10,673

	17,547	16,082	14,985	14,114

	$379,006	$314,025	$279,212	$285,892

80     2006 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA

2002	2001	2000	1999	1998	1997	1996

$20,273	$20,160	$18,744	$17,115	$22,900	$18,174	$14,737

21,602	25,450	19,565	20,030	17,392	17,091	15,835
34,592	27,834	21,821	13,939	12,108	10,908	10,070

56,194	53,284	41,386	33,969	29,500	27,999	25,905

56,295	52,592	50,037	47,916	45,884	41,727	30,683
23,363	20,116	17,988	16,748	18,801	17,764	16,801
77,181	79,460	78,172	69,873	76,542	59,353	50,408
32,262	27,500	23,559	13,921	11,189	8,520	9,112

189,101	179,668	169,756	148,458	152,416	127,364	107,004

3,430	4,236	2,853	2,599	1,934	1,625	1,568

185,671	175,432	166,903	145,859	150,482	125,739	105,436

8,399	9,301	8,807	9,163	8,888	7,575	5,945
15,821	15,886	8,244	8,039	13,675	8,925	8,978
2,101	2,325	1,631	1,681	1,759	1,716	1,523
7,921	8,037	7,456	6,865	6,384	5,025	2,777

34,242	35,549	26,138	25,748	30,706	23,241	19,223

$296,380	$284,425	$253,171	$222,691	$233,588	$195,153	$165,301

$75,558	$75,573	$68,972	$65,715	$62,656	$59,239	$47,768
93,830	80,810	76,980	64,070	70,779	56,928	44,981
26,230	29,812	27,948	26,833	32,925	22,808	25,145

195,618	186,195	173,900	156,618	166,360	138,975	117,894

8,399	9,301	8,807	9,163	8,888	7,575	5,945

31,881	30,627	23,792	16,781	14,603	11,559	7,894
8,737	6,442	4,297	2,833	3,121	3,739	6,509
15,500	15,453	8,715	8,651	14,360	8,872	8,571
15,678	15,369	14,586	11,667	9,787	9,731	7,387
662	586	229	198	173	137	101

80,857	77,778	60,426	49,293	50,932	41,613	36,407

3,878	5,344	5,370	5,374	5,482	5,167	3,251

2,225	1,975	1,975	1,475	1,475	1,468	1,325

300	300	300	300	300	—	—
3,002	2,920	2,765	2,678	2,625	2,567	2,161

10,500	9,913	8,435	6,953	6,414	5,363	4,263

13,802	13,133	11,500	9,931	9,339	7,930	6,424

$296,380	$284,425	$253,171	$222,691	$233,588	$195,153	$165,301

2006 SCOTIABANK ANNUAL REPORT     81

SUPPLEMENTARY DATA
Consolidated Statement of Income

For the year ended October 31 ($ millions)	2006	2005	2004	2003

Interest income
Loans	$12,677	$10,053	$9,074	$9,945
Securities	4,124	3,104	2,662	2,859
Deposits with banks	881	646	441	442

	17,682	13,803	12,177	13,246

Interest expense
Deposits	8,589	5,755	4,790	5,222
Subordinated debentures	130	134	112	139
Capital instrument liabilities	53	53	164	182
Other	2,502	1,990	1,410	1,735

	11,274	7,932	6,476	7,278

Net interest income	6,408	5,871	5,701	5,968
Provision for credit losses	216	230	390	893

Net interest income after provision for credit losses	6,192	5,641	5,311	5,075

Other income	4,800	4,529	4,320	4,015

Net interest and other income	10,992	10,170	9,631	9,090

Non-interest expenses
Salaries and employee benefits	3,768	3,488	3,452	3,361
Other(2)	2,675	2,555	2,410	2,370
Restructuring provisions following acquisitions	—	—	—	—

	6,443	6,043	5,862	5,731

Income before the undernoted	4,549	4,127	3,769	3,359
Provision for income taxes	872	847	786	777
Non-controlling interest in net income of subsidiaries	98	71	75	160

Net income	$3,579	$3,209	$2,908	$2,422

Preferred dividends paid and other	30	25	16	16

Net income available to common shareholders	$3,549	$3,184	$2,892	$2,406

Average number of common shares outstanding (millions):
Basic	988	998	1,010	1,010
Diluted	1,001	1,012	1,026	1,026
Earnings per common share (in dollars):
Basic	$3.59	$3.19	$2.87	$2.38
Diluted	$3.55	$3.15	$2.82	$2.34
Dividends per common share (in dollars)	$1.50	$1.32	$1.10	$0.84

(1)	These financial results were prepared in accordance with Canadian GAAP, including the accounting requirements of the Superintendent of Financial Institutions, other than recording the increase in the general provision for credit losses as a direct charge to retained earnings in the fourth quarter of 1999, which was in accordance with the accounting requirements specified by the Superintendent under the Bank Act. Had the one-time increase in the general provision of $550 before tax ($314 after-tax) been recorded as a charge to the Consolidated Statement of Income, these financial results would have been as follows: provision for credit losses $1,185, net income $1,145, basic earnings per share $1.14 and diluted earnings per share $1.13.

(2)	Other non-interest expenses include (a) in 2003 and 2002, a loss on disposal of subsidiary operations of $31 and $237, respectively, and (b) in 1997, a $26 writeoff of goodwill.
82     2006 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA

2002	2001	2000	1999	(1)	1998	1997	1996

$10,708	$13,049	$12,129	$10,654		$10,269	$8,082	$7,881
3,087	3,062	2,286	1,874		1,815	1,636	1,757
573	872	916	943		1,007	770	740

14,368	16,983	15,331	13,471		13,091	10,488	10,378

5,519	8,233	8,192	7,284		7,303	5,714	5,969
203	303	324	314		354	260	214
158	136	120	99		99	98	95
1,971	2,247	1,616	1,201		1,057	797	841

7,851	10,919	10,252	8,898		8,813	6,869	7,119

6,517	6,064	5,079	4,573		4,278	3,619	3,259
2,029	1,425	765	635		595	35	380

4,488	4,639	4,314	3,938		3,683	3,584	2,879

3,942	4,071	3,665	3,183		2,858	2,683	2,008

8,430	8,710	7,979	7,121		6,541	6,267	4,887

3,344	3,220	2,944	2,627		2,501	2,202	1,910
2,630	2,442	2,209	2,149		1,945	1,607	1,327
—	—	(34)	(20)		—	250	(20)

5,974	5,662	5,119	4,756		4,446	4,059	3,217

2,456	3,048	2,860	2,365		2,095	2,208	1,670
594	869	983	860		755	758	665
154	102	43	46		38	34	31

$1,708	$2,077	$1,834	$1,459		$1,302	$1,416	$974

16	16	16	16		5	1	18

$1,692	$2,061	$1,818	$1,443		$1,297	$1,415	$956

1,009	1,001	991	986		982	958	937
1,026	1,018	1,003	996		993	966	939

$1.68	$2.06	$1.83	$1.46		$1.32	$1.48	$1.02
$1.65	$2.02	$1.81	$1.45		$1.31	$1.46	$1.02
$0.73	$0.62	$0.50	$0.44		$0.40	$0.37	$0.33

2006 SCOTIABANK ANNUAL REPORT     83

SUPPLEMENTARY DATA
Consolidated Statement of Changes in Shareholders’ Equity

For the year ended October 31 ($ millions)	2006	2005	2004	2003

Preferred shares
Balance at beginning of year	$600	$300	$300	$300
Issued	—	300	—	—
Redeemed	—	—	—	—

Balance at end of year	600	600	300	300

Common shares and contributed surplus
Balance of common shares at beginning of year	3,316	3,228	3,140	3,002
Issued	135	172	117	163
Purchased for cancellation	(26)	(84)	(29)	(25)

Balance of common shares at end of year	3,425	3,316	3,228	3,140
Contributed surplus: Fair value of stock options	—	1	1	1

Total	3,425	3,317	3,229	3,141

Retained earnings and cumulative foreign currency translation losses
Balance at beginning of year	12,165	11,456	10,673	10,500
Adjustments	(25) (1)	—	—	—
Net income	3,579	3,209	2,908	2,422
Dividends: Preferred	(30)	(25)	(16)	(16)
Common	(1,483)	(1,317)	(1,110)	(849)
Net unrealized foreign exchange translation	(360)	(178)	(709)	(1,176)
Purchase of shares and premium on redemption	(324)	(973)	(290)	(201)
Other	—	(7)	—	(7)

Balance at end of year	13,522	12,165	11,456	10,673

Total shareholders’ equity at end of year	$17,547	$16,082	$14,985	$14,114

Other statistics
Operating performance
Basic earnings per share ($)	3.59	3.19	2.87	2.38

Diluted earnings per share ($)	3.55	3.15	2.82	2.34

Return on equity (%)	22.1	20.9	19.9	17.6

Productivity ratio (%)(TEB)	55.3	56.3	56.9	55.9

Return on assets (%)	1.02	1.04	1.02	0.84

Net interest margin on total average assets (%)(TEB)	1.95	2.00	2.10	2.16

Capital measures
Tier 1 capital ratio (%)	10.2	11.1	11.5	10.8

Total capital ratio (%)	11.7	13.2	13.9	13.2

Assets to capital ratio(6)	17.1	15.1	13.8	14.4

Common equity to risk-weighted assets (%)	8.8	9.7	9.9	9.2

Tangible common equity to risk-weighted assets (%)	8.3	9.3	9.7	8.9

Common share information
Share price ($):
High	49.80	44.22	40.00	33.70

Low	41.55	36.41	31.08	22.28

Close	49.30	42.99	39.60	32.74

Number of shares outstanding (millions)	990	990	1,009	1,011

Dividends per share ($)	1.50	1.32	1.10	0.84

Dividend payout (%)(7)	41.8	41.4	38.4	35.3

Dividend yield (%)(8)	3.3	3.3	3.1	3.0

Price to earnings multiple(9)	13.7	13.5	13.8	13.8

Book value per common share ($)	17.13	15.64	14.56	13.67

Other information
Average total assets ($ millions)	350,709	309,374	283,986	288,513

Number of branches and offices	2,191	1,959	1,871	1,850

Number of employees(10)	53,251	46,631	43,928	43,986

Number of automated banking machines	4,937	4,449	4,219	3,918

(1)	Cumulative effect of adoption of new stock-based compensation accounting standard.

(2)	Cumulative effect of adoption of new goodwill accounting standard.

(3)	Cumulative effect of adoption of new corporate income taxes accounting standard.

(4)	If the increase in the general provision had been charged to income (refer to footnote 1 on the previous page), these 1999 financial ratios would have been: return on equity 12.0%, return on assets 0.50%, basic earnings per share $1.14, diluted earnings per share $1.13, dividend payout 38.0% and price earnings multiple 14.3.

(5)	In accordance with the guidelines issued by the Superintendent, the Bank adopted new impaired loans accounting principles established by the CICA.
84     2006 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA

2002		2001		2000	1999		1998	1997	1996

$300		$300		$300	$300		$—	$—	$350
—		—		—	—		300	—	—
—		—		—	—		—	—	(350)

300		300		300	300		300	—	—

2,920		2,765		2,678	2,625		2,567	2,161	1,994
101		155		87	53		58	406	167
(19)		—		—	—		—	—	—

3,002		2,920		2,765	2,678		2,625	2,567	2,161
—		—		—	—		—	—	—

3,002		2,920		2,765	2,678		2,625	2,567	2,161

9,913		8,435		6,953	6,414		5,363	4,263	3,751
(76	)(2)	(39	)(3)	—	(314	)(4)	—	—	(116	)(5)
1,708		2,077		1,834	1,459		1,302	1,416	974
(16)		(16)		(16)	(16)		(5)	(1)	(18)
(732)		(621)		(496)	(429)		(393)	(355)	(305)
(137)		79		163	(160)		152	43	(19)
(154)		—		—	—		—	—	—
(6)		(2)		(3)	(1)		(5)	(3)	(4)

10,500		9,913		8,435	6,953		6,414	5,363	4,263

$13,802		$13,133		$11,500	$9,931		$9,339	$7,930	$6,424

1.68		2.06		1.83	1.46	(4)	1.32	1.48	1.02

1.65		2.02		1.81	1.45	(4)	1.31	1.46	1.02

13.0		17.3		17.6	15.3	(4)	15.3	20.2	15.8

55.7		54.6		57.3	60.1		61.2	63.4	59.9

0.58		0.76		0.77	0.64	(4)	0.61	0.79	0.61

2.29		2.32		2.21	2.07		2.06	2.08	2.12

9.9		9.3		8.6	8.1		7.2	6.9	6.7

12.7		13.0		12.2	11.9		10.6	10.4	8.9

14.5		13.5		13.7	13.5		14.9	14.2	16.4

8.6		8.1		7.3	6.9		6.0	5.8	5.5

8.3		7.8		7.0	6.7		5.7	5.6	5.5

28.10		25.25		22.83	18.45		22.35	17.05	10.60

21.01		18.65		13.03	14.30		11.40	10.28	7.10

22.94		21.93		21.75	16.80		16.10	15.54	10.57

1,008		1,008		996	989		984	980	950

0.73		0.62		0.50	0.44		0.40	0.37	0.33

43.2		30.1		27.3	29.7	(4)	30.3	25.1	31.9

3.0		2.8		2.8	2.7		2.4	2.7	3.7

13.7		10.6		11.9	11.5	(4)	12.2	10.5	10.4

13.39		12.74		11.25	9.74		9.18	8.09	6.76

296,852		271,843		238,664	229,037		213,973	179,176	158,803

1,847		2,005		1,695	1,654		1,741	1,658	1,464

44,633		46,804		40,946	40,894		42,046	38,648	34,592

3,693		3,761		2,669	2,322		2,244	2,030	1,526

(6)	Based on guidelines issued by the Superintendent, the Bank’s assets to capital ratio is calculated by dividing adjusted total assets by total regulatory capital.

(7)	Dividend payments as a percentage of net income available to common shareholders.

(8)	Based on the average of the high and low common share price for the year.

(9)	Based on the closing common share price.

(10)	Includes all personnel (part-time stated on a full-time equivalent basis) of the Bank and all of its subsidiaries.
2006 SCOTIABANK ANNUAL REPORT     85

Management’s Report on Internal Control over
Financial Reporting
The management of The Bank of Nova Scotia (the Bank) is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP), including a reconciliation to U.S. GAAP.
     Management has used the Internal Control – Integrated Framework to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     Management has evaluated the design and operation of the Bank’s internal control over financial reporting as of October 31, 2006, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses that have been identified by management in this regard.
     KPMG LLP, the independent auditors appointed by the shareholders of the Bank, who have audited the consolidated financial statements of the Bank, have also audited management’s assessment of internal controls over financial reporting and have issued the report below.

Rick Waugh	Luc Vanneste
President and Chief Executive Officer	Executive Vice-President and
Chief Financial Officer
Toronto, December 8, 2006
Report of Independent Registered Public Accounting Firm
To the Shareholders of The Bank of Nova Scotia
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that The Bank of Nova Scotia (the Bank) maintained effective internal control over financial reporting as of October 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Bank’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles, including a reconciliation to U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, management’s assessment that the Bank maintained effective internal control over financial reporting as of October 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control – Integrated Framework issued by COSO. Also, in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by COSO.
     We have also audited the consolidated balance sheet of the Bank as at October 31, 2006 and the consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated December 8, 2006 expressed an unqualified opinion on those consolidated financial statements.
KPMG LLP
Chartered Accountants
Toronto, Canada,
December 8, 2006
86       2006 SCOTIABANK ANNUAL REPORT

2006   Consolidated Financial Statements
          > TABLE OF CONTENTS

88	Management’s Responsibility for Financial Information
89	Shareholders’ Auditors’ Report
90	Consolidated Balance Sheet
91	Consolidated Statement of Income
92	Consolidated Statement of Changes in Shareholders’ Equity
93	Consolidated Statement of Cash Flows
94	Notes to the Consolidated Financial Statements
2006 SCOTIABANK ANNUAL REPORT       87

CONSOLIDATED FINANCIAL STATEMENTS
Management’s Responsibility for Financial Information
The management of The Bank of Nova Scotia (the Bank) is responsible for the integrity and fair presentation of the financial information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements also comply with the accounting requirements of the Bank Act.
     The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgement of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the consolidated financial statements.
     Management has always recognized the importance of the Bank maintaining and reinforcing the highest possible standards of conduct in all of its actions, including the preparation and dissemination of statements fairly presenting the financial condition of the Bank. In this regard, management has developed and maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition, and liabilities are recognized. The system is augmented by written policies and procedures, the careful selection and training of qualified staff, the establishment of organizational structures providing an appropriate and well-defined division of responsibilities, and the communication of policies and guidelines of business conduct throughout the Bank.
     Management, under the supervision of and the participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting in line with Canadian and U.S. securities regulations.
     The system of internal controls is further supported by a professional staff of internal auditors who conduct periodic audits of all aspects of the Bank’s operations. As well, the Bank’s Chief Auditor has full and free access to, and meets periodically with, the Audit and Conduct Review Committee of the Board of Directors. In addition, the Bank’s compliance function maintains policies, procedures and programs directed at ensuring compliance with regulatory requirements, including conflict of interest rules.
     The Office of the Superintendent of Financial Institutions, Canada, which is mandated to protect the rights and interests of the depositors and creditors of the Bank, examines and enquires into the business and affairs of the Bank, as deemed necessary, to determine whether the provisions of the Bank Act are being complied with, and that the Bank is in a sound financial condition.
     The Audit and Conduct Review Committee, composed entirely of outside directors, reviews the consolidated financial statements with both management and the independent auditors before such statements are approved by the Board of Directors and submitted to the shareholders of the Bank.
     The Audit and Conduct Review Committee reviews and reports their findings to the Board of Directors on all related party transactions that may have a material impact on the Bank.
     KPMG LLP, the independent auditors appointed by the shareholders of the Bank, have audited the 2006 consolidated financial statements of the Bank in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and have expressed their opinion upon completion of such audit in the following report to the shareholders. The Shareholders’ Auditors have full and free access to, and meet periodically with, the Audit and Conduct Review Committee to discuss their audit, including any findings as to the integrity of the Bank’s accounting, financial reporting and related matters.

Rick Waugh	Luc Vanneste
President and Chief Executive Officer	Executive Vice-President
and Chief Financial Officer
Toronto, Canada
December 8, 2006
88       2006 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
Shareholders’ Auditors’ Report
To the Shareholders of The Bank of Nova Scotia
We have audited the Consolidated Balance Sheet of The Bank of Nova Scotia (the Bank) as at October 31, 2006 and the Consolidated Statements of Income, Changes in Shareholders’ Equity and Cash Flows for the year then ended. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
     We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.
     The Consolidated Balance Sheet as at October 31, 2005 and the Consolidated Statements of Income, Changes in Shareholders’ Equity and Cash Flows for each of the years in the two-year period ended October 31, 2005, prepared in accordance with Canadian generally accepted accounting principles, were audited in accordance with Canadian generally accepted auditing standards by KPMG LLP and PricewaterhouseCoopers LLP, who expressed an opinion without reservation on those statements in the Shareholders’ Auditors’ report dated November 29, 2005.
KPMG LLP
Chartered Accountants
Toronto, Canada
December 8, 2006
2006 SCOTIABANK ANNUAL REPORT       89

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheet

As at October 31 ($ millions)	2006	2005

Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$2,280	$2,501
Interest-bearing deposits with banks	17,734	15,182
Precious metals	3,362	2,822

	23,376	20,505

Securities (Note 3)
Investment	33,012	23,452
Trading	62,490	50,007

	95,502	73,459

Loans (Note 4)
Residential mortgages	89,590	75,520
Personal and credit cards	39,058	34,695
Business and government	76,733	62,681
Securities purchased under resale agreements	25,705	20,578

	231,086	193,474
Allowance for credit losses (Note 5 (b))	2,607	2,469

	228,479	191,005

Other
Customers’ liability under acceptances	9,555	7,576
Trading derivatives’ market valuation (Note 23 (d))	10,369	11,622
Land, buildings and equipment (Note 7)	2,256	1,934
Goodwill (Note 8)	873	498
Other intangible assets (Note 8)	294	235
Other assets (Note 9)	8,302	7,191

	31,649	29,056

	$379,006	$314,025

Liabilities and shareholders’ equity
Deposits (Note 10)
Personal	$93,450	$83,953
Business and government	141,072	109,389
Banks	29,392	24,103

	263,914	217,445

Other
Acceptances	9,555	7,576
Obligations related to securities sold under repurchase agreements	33,470	26,032
Obligations related to securities sold short	13,396	11,250
Trading derivatives’ market valuation (Note 23 (d))	11,211	11,193
Other liabilities (Note 11)	26,457	20,794
Non-controlling interest in subsidiaries	435	306

	94,524	77,151

Subordinated debentures (Note 12)	2,271	2,597

Capital instrument liabilities (Note 13)	750	750

Shareholders’ equity
Capital stock (Note 14)
Preferred shares	600	600
Common shares and contributed surplus	3,425	3,317
Retained earnings	15,843	14,126
Cumulative foreign currency translation losses	(2,321)	(1,961)

	17,547	16,082

	$379,006	$314,025

Arthur R.A. Scace	Rick Waugh
Chairman of the Board	President and Chief Executive Officer
The accompanying notes are an integral part of these consolidated financial statements.
90       2006 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Income

For the year ended October 31 ($ millions)	2006	2005	2004

Interest income
Loans	$12,677	$10,053	$9,074
Securities	4,124	3,104	2,662
Deposits with banks	881	646	441

	17,682	13,803	12,177

Interest expense
Deposits	8,589	5,755	4,790
Subordinated debentures	130	134	112
Capital instrument liabilities	53	53	164
Other	2,502	1,990	1,410

	11,274	7,932	6,476

Net interest income	6,408	5,871	5,701
Provision for credit losses (Note 5 (b))	216	230	390

Net interest income after provision for credit losses	6,192	5,641	5,311

Other income
Card revenues	307	251	231
Deposit and payment services	766	701	646
Mutual funds	241	193	171
Investment management, brokerage and trust services	666	600	504
Credit fees	530	542	583
Trading revenues	637	594	476
Investment banking	659	680	648
Net gain on investment securities (Note 3 (c))	371	414	477
Securitization revenues	43	79	111
Other	580	475	473

	4,800	4,529	4,320

Net interest and other income	10,992	10,170	9,631

Non-interest expenses
Salaries and employee benefits(1)	3,768	3,488	3,452
Premises and technology	1,214	1,148	1,139
Communications	276	255	248
Advertising and business development	232	232	210
Professional	174	186	163
Business and capital taxes	133	147	142
Other	646	587	508

	6,443	6,043	5,862

Income before the undernoted	4,549	4,127	3,769
Provision for income taxes (Note 16)	872	847	786
Non-controlling interest in net income of subsidiaries	98	71	75

Net income	$3,579	$3,209	$2,908

Preferred dividends paid	30	25	16

Net income available to common shareholders	$3,549	$3,184	$2,892

Average number of common shares outstanding (millions) (Note 18):
Basic	988	998	1,010
Diluted	1,001	1,012	1,026

Earnings per common share (in dollars)(2)(Note 18):
Basic	$3.59	$3.19	$2.87
Diluted	$3.55	$3.15	$2.82
Dividends per common share (in dollars)	$1.50	$1.32	$1.10

(1)	Refer to Note 1 for impact of adopting a new accounting policy related to stock-based compensation for employees eligible to retire before the vesting date.

(2)	The calculation of earnings per share is based on full dollar and share amounts.
The accompanying notes are an integral part of these consolidated financial statements.
2006 SCOTIABANK ANNUAL REPORT       91

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Changes in Shareholders’ Equity

For the year ended October 31 ($ millions)	2006	2005	2004

Preferred shares (Note 14)
Balance at beginning of year	$600	$300	$300
Issued	–	300	–

Balance at end of year	600	600	300

Common shares and contributed surplus
Common shares (Note 14):
Balance at beginning of year	3,316	3,228	3,140
Issued	135	172	117
Purchased for cancellation	(26)	(84)	(29)

Balance at end of year	3,425	3,316	3,228
Contributed surplus: Fair value of stock options (Note 15)	–	1	1

Total	3,425	3,317	3,229

Retained earnings
Balance at beginning of year	14,126	13,239	11,747
Cumulative effect of adopting new accounting policy(1)	(25)	–	–

	14,101	13,239	11,747
Net income	3,579	3,209	2,908
Dividends: Preferred	(30)	(25)	(16)
Common	(1,483)	(1,317)	(1,110)
Purchase of shares	(324)	(973)	(290)
Other	–	(7)	–

Balance at end of year	15,843	14,126	13,239

Cumulative foreign currency translation losses
Balance at beginning of year	(1,961)	(1,783)	(1,074)
Net unrealized foreign exchange translation(2)	(360)	(178)	(709)

Balance at end of year	(2,321)	(1,961)	(1,783)

Total shareholders’ equity at end of year	$17,547	$16,082	$14,985

(1)	Represents the cumulative effect of adopting a new accounting policy related to stock-based compensation for employees eligible to retire before the vesting date [refer to Note 1, Stock-based compensation].

(2)	Comprises unrealized foreign exchange translation losses on net investments in self-sustaining foreign operations of $(564) (2005 – $(416); 2004 – $(1,085)) and gains from related foreign exchange hedging activities of $204 (2005 – $238; 2004 – $376).
The accompanying notes are an integral part of these consolidated financial statements.
92       2006 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Cash Flows

Sources (uses) of cash flows
For the year ended October 31 ($ millions)	2006	2005	2004

Cash flows from operating activities
Net income	$3,579	$3,209	$2,908
Adjustments to net income to determine cash flows:
Depreciation and amortization	230	202	216
Provision for credit losses	216	230	390
Future income taxes	(178)	(231)	(87)
Net gain on investment securities	(371)	(414)	(477)
Net accrued interest receivable and payable	79	(204)	(103)
Trading securities	(13,042)	(7,014)	(1,514)
Trading derivatives’ market valuation, net	1,305	(400)	350
Other, net	2,218	1,300	(718)

	(5,964)	(3,322)	965

Cash flows from financing activities
Deposits	44,014	22,282	8,106
Obligations related to securities sold under repurchase agreements	8,245	6,676	(8,011)
Obligations related to securities sold short	2,190	3,693	(1,528)
Subordinated debentures redemptions/repayments	(300)	—	—
Capital instrument liabilities redemptions/repayments	—	—	(260)
Capital stock issued	118	416	114
Capital stock redeemed/purchased for cancellation	(350)	(1,057)	(319)
Cash dividends paid	(1,513)	(1,342)	(1,126)
Other, net	684	806	(230)

	53,088	31,474	(3,254)

Cash flows from investing activities
Interest-bearing deposits with banks	(1,664)	(2,814)	3,483
Loans, excluding securitizations	(37,611)	(23,910)	(7,998)
Loan securitizations	2,514	2,153	3,514
Investment securities:
Purchases	(41,326)	(26,200)	(24,471)
Maturities	18,011	12,955	14,742
Sales	15,146	10,724	14,384
Land, buildings and equipment, net of disposals	(256)	(168)	(228)
Other, net(1)	(2,099)	(276)	(59)

	(47,285)	(27,536)	3,367

Effect of exchange rate changes on cash and cash equivalents	(60)	(36)	(54)

Net change in cash and cash equivalents	(221)	580	1,024
Cash and cash equivalents at beginning of year	2,501	1,921	897

Cash and cash equivalents at end of year(2)	$2,280	$2,501	$1,921

Cash disbursements made for:
Interest	$10,559	$8,142	$6,581
Income taxes	$1,012	$907	$751

(1)	Comprises investments in subsidiaries and business units, and the purchase of assets related to these investments, which are net of non-cash consideration consisting of common shares issued from treasury of $1 (2005 – $49; 2004 – nil) and net of cash and cash equivalents at the date of acquisition of $167 (2005 – $17; 2004 – nil).

(2)	Represents cash and non-interest-bearing deposits with banks.
The accompanying notes are an integral part of these consolidated financial statements.
2006 SCOTIABANK ANNUAL REPORT       93

Notes to the Consolidated Financial Statements
          > TABLE OF CONTENTS

Page	Note
95	1.	Significant accounting policies
99	2.	Future accounting changes
100	3.	Securities
101	4.	Loans
103	5.	Impaired loans and allowance for credit losses
103	6.	Variable interest entities
104	7.	Land, buildings and equipment
104	8.	Goodwill and other intangible assets
105	9.	Other assets
105	10.	Deposits
105	11.	Other liabilities
106	12.	Subordinated debentures
106	13.	Capital instrument liabilities
108	14.	Capital stock
109	15.	Stock-based compensation
111	16.	Corporate income taxes
112	17.	Employee future benefits
114	18.	Earnings per common share
114	19.	Related party transactions
114	20.	Segmented results of operations
117	21.	Guarantees, commitments and contingent liabilities
119	22.	Financial instruments
122	23.	Derivative instruments
126	24.	Acquisitions
127	25.	Reconciliation of Canadian and United States generally accepted accounting principles (GAAP)
94       2006 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
1. Significant accounting policies
The consolidated financial statements of The Bank of Nova Scotia (the Bank) have been prepared in accordance with Section 308 of the Bank Act which states that, except as otherwise specified by the Superintendent of Financial Institutions Canada (the Superintendent), the financial statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these consolidated financial statements, including the accounting requirements of the Superintendent, are summarized on the following pages. These accounting policies conform, in all material respects, to Canadian GAAP. In addition, Note 25 describes and reconciles the significant measurement differences between Canadian and U.S. GAAP affecting the accompanying consolidated financial statements.
     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and income and expenses during the reporting period. Key areas where management has made difficult, complex or subjective judgements, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments, corporate income taxes, pensions and other employee future benefits, other-than-temporary impairment of investment securities and determination of the primary beneficiary of a variable interest entity (VIE). Actual results could differ from these and other estimates.
     Certain comparative amounts have been reclassified to conform with current year presentation. Where new accounting policies have been adopted during the year, the effects of these changes have been discussed in the respective notes.
Basis of consolidation
The consolidated financial statements include the assets, liabilities, results of operations and cash flows of the Bank and all of its subsidiaries after the elimination of intercompany transactions and balances. Subsidiaries are defined as corporations controlled by the Bank, which are normally corporations in which the Bank owns more than 50% of the voting shares.
     Investments where the Bank has significant influence, which is normally evidenced by direct or indirect ownership of between 20% and 50% of the voting shares, are accounted for using the equity method and are included in investment securities in the Consolidated Balance Sheet. The Bank’s share of earnings of such corporations is included in interest income – securities in the Consolidated Statement of Income.
     Effective November 1, 2004, the Bank adopted a new accounting guideline issued by the Canadian Institute of Chartered Accountants (CICA), which requires consolidation of variable interest entities (VIEs) by the primary beneficiary. The adoption of this accounting guideline did not have a material impact on the Bank’s consolidated financial statements [refer to Note 6 for certain disclosures with respect to VIEs]. An entity is a VIE when, by design, one or both of the following conditions exist: (a) total equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others; (b) as a group, the holders of the equity investment at risk lack certain essential characteristics of a controlling financial interest. The primary beneficiary is the enterprise that absorbs or receives the majority of the VIE’s expected losses, expected residual returns, or both. The VIE guideline also exempts certain entities from its scope.
     Investments in VIEs where the Bank has significant influence, but where the Bank is not the primary beneficiary, are accounted for using the equity method.
Translation of foreign currencies
Foreign currency monetary assets and liabilities of the Bank’s integrated foreign operations and all foreign currency denominated assets and liabilities of its self-sustaining foreign operations are translated into Canadian dollars at rates prevailing at the end of the financial period. Foreign currency non-monetary assets and liabilities of the Bank’s integrated foreign operations are translated into Canadian dollars at historical rates.
     Unrealized gains and losses arising upon translation of net foreign currency investment positions in self-sustaining branches, subsidiaries and associated corporations, together with any gains or losses arising from hedges of those net investment positions, are credited or charged to cumulative foreign currency translation gains/losses in the Consolidated Balance Sheet, except as noted below. Upon sale, reduction or substantial liquidation of an investment position, the previously recorded unrealized gains or losses thereon are transferred from cumulative foreign currency translation gains/losses in the Consolidated Balance Sheet to the Consolidated Statement of Income.
     Translation gains and losses arising in the Bank’s integrated foreign operations, as well as those arising from self-sustaining foreign operations in highly inflationary environments, if any, are included in other income – trading revenues in the Consolidated Statement of Income.
     Revenues and expenses denominated in foreign currencies are translated using average exchange rates, except for depreciation and amortization of foreign currency denominated buildings, equipment and leasehold improvements of the Bank’s integrated foreign operations, which are translated using historical rates.
Precious metals
     Precious metals are carried at market value and are included in cash resources in the Consolidated Balance Sheet. The liability arising from outstanding certificates is also carried at market value and included in other liabilities in the Consolidated Balance Sheet.
Securities
     Securities are held in either the investment or trading portfolio. Investment securities comprise debt and equity securities held for liquidity and longer-term investment. Equity securities in which the Bank’s holdings of voting shares are less than 20% are carried at cost, except where significant influence is demonstrated. Debt securities held in the investment account are carried at amortized cost with premiums and discounts being amortized over the period to maturity to interest income – securities in the Consolidated Statement of Income. When there has been a decline in value of debt or equity securities that is other than temporary, the carrying value of the securities is appropriately reduced. Such reductions, if any, together with gains and losses on disposals, which are determined on an average cost basis, are included in other income – net gain on investment securities in the Consolidated Statement of Income.
     Trading securities are intended to be held for a short period of time and are carried at market value. Gains and losses on disposal and adjustments to market value are included in other income – trading revenues in the Consolidated Statement of Income. Where securities are used to manage the volatility of stock-based compensation, gains and losses on disposal and adjustments to market value are included in non-interest expenses – salaries and employee benefits in the Consolidated Statement of Income.
2006 SCOTIABANK ANNUAL REPORT       95

CONSOLIDATED FINANCIAL STATEMENTS
Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements
The purchase and sale of securities under resale and repurchase agreements are treated as collateralized lending and borrowing transactions and are recorded at cost. The related interest income and interest expense are recorded on an accrual basis.
Obligations related to securities sold short
The Bank’s obligation to deliver securities sold that were not owned at the time of sale is recorded at fair value. Realized and unrealized gains and losses are recorded in other income – trading revenues in the Consolidated Statement of Income. Interest expense accruing on debt securities sold short is recorded in interest expense in the Consolidated Statement of Income.
Loans
Loans are stated net of any unearned income and of an allowance for credit losses. Interest income is accounted for on the accrual basis for all loans other than impaired loans. Accrued interest is included in other assets in the Consolidated Balance Sheet.
     A loan is classified as impaired when, in management’s opinion, there has been a deterioration in credit quality to the extent that there is no longer reasonable assurance of timely collection of the full amount of principal and interest. If a payment on a loan is contractually 90 days in arrears, the loan will be classified as impaired, if not already classified as such, unless the loan is fully secured, the collection of the debt is in process, and the collection efforts are reasonably expected to result in repayment of the loan or in restoring it to a current status within 180 days from the date a payment has become contractually in arrears. Finally, a loan that is contractually 180 days in arrears is classified as impaired in all situations, except when it is guaranteed or insured by the Canadian government, the provinces or a Canadian government agency; such loans are classified as impaired if the loan is contractually in arrears for 365 days. Any credit card loan that has a payment that is contractually 180 days in arrears is written off.
     When a loan is classified as impaired, recognition of interest ceases. Interest received on impaired loans is credited to the carrying value of the loan.
     Loans are generally returned to accrual status when the timely collection of both principal and interest is reasonably assured and all delinquent principal and interest payments are brought current.
     Foreclosed assets meeting specified criteria are considered to be held for sale and are recorded at fair value less costs to sell. If the specified criteria are not met, the asset is considered to be held for use, measured initially at fair value and accounted for in the same manner as a similar asset acquired in the normal course of business.
     Loan fees are recognized in interest income over the appropriate lending or commitment period. Mortgage prepayment fees are recognized in interest income when received, unless they relate to a minor modification to the terms of the mortgage, in which case the fees are deferred and amortized over the remaining period of the original mortgage. Loan syndication fees are included in credit fees in other income when the syndication is completed.
Allowance for credit losses
The Bank maintains an allowance for credit losses which, in management’s opinion, is adequate to absorb all incurred credit-related losses in its portfolio of the following on-and off-balance sheet items: deposits with banks, securities purchased under resale agreements, loans, acceptances and other indirect credit commitments, such as letters of credit and guarantees. The allowance for credit losses consists of specific allowances and a general allowance which are reviewed on a regular basis. Full or partial write-offs of loans are generally recorded when management believes there is no realistic prospect of full recovery. Actual write-offs, net of recoveries, are deducted from the allowance for credit losses.
Specific allowances
Specific allowances, except those relating to credit card loans, residential mortgages and most personal loans, are determined on an item-by-item basis and reflect the associated estimated credit loss. In the case of loans, the specific allowance is the amount that is required to reduce the carrying value of an impaired loan to its estimated realizable amount. Generally, the estimated realizable amount is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan at the date of impairment. When the amounts and timing of future cash flows cannot be measured with reasonable reliability, either the fair value of any security underlying the loan, net of expected costs of realization and any amounts legally required to be paid to the borrower, or the observable market price for the loan is used to measure the estimated realizable amount. The change in the present value attributable to the passage of time on the expected future cash flows is reported as a reduction of the provision for credit losses in the Consolidated Statement of Income. Specific allowances for credit card loans, residential mortgages and most personal loans are calculated using a formula method taking into account recent loss experience. The allowance for credit losses against on-balance sheet items is reflected as a reduction of the related asset category, and allowances relating to off-balance sheet items are included in other liabilities in the Consolidated Balance Sheet.
General allowance
The general allowance is established against the loan portfolio in respect of the Bank’s core business lines where prudent assessment by the Bank of past experience and existing economic and portfolio conditions indicate that it is probable that losses have occurred, but where such losses cannot be determined on an item-by-item basis.
     The general allowance for business and government loans is underpinned by a risk rating process in which internal risk ratings are assigned at the time of loan origination, monitored on an ongoing basis, and adjusted to reflect changes in underlying credit risk. With the internal risk ratings as the foundation, the allowance is initially calculated through the application of migration and default statistics by risk rating, loss severity in the event of default, and exposure at default patterns within each of the business line portfolios. Based upon recent observable data, senior management forms a judgement whether adjustments are necessary to the initially calculated (quantitative) allowance and the amount of any such adjustments. In making this judgement, management considers observable factors such as economic trends and business conditions, portfolio concentrations, and trends in volumes and severity of delinquencies.
     For personal loan, credit card and mortgage portfolios, expected losses are estimated through analysis of historical loss migration and write-off trends.
     The level of the general allowance is re-assessed quarterly and may fluctuate as a result of changes in portfolio volumes, concentrations and risk profile; analysis of evolving trends in probability of loss, severity of loss and exposure at default factors; and management’s current assessment of factors that may have affected the condition of the portfolio.
     While the total general allowance is established through a step-by-step process that considers risk arising from specific segments of the portfolio, the resulting total general allowance is available to
96       2006 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
absorb all incurred losses in the loan portfolio for which there has been no specific provision.
     The general allowance for credit losses is recorded as a reduction of loans in the Consolidated Balance Sheet.
Sales of loans
Transfers of loans to unrelated parties are treated as sales provided that control over the transferred loans has been surrendered and consideration other than beneficial interests in the transferred loans has been received in exchange. If these criteria are not satisfied, then the transfers are treated as financing transactions. If treated as sales, the loans are removed from the Consolidated Balance Sheet and a gain or loss is recognized in income immediately based on the carrying value of the loans transferred, allocated between the assets sold and the retained interests in proportion to their fair values at the date of transfer. The fair values of loans sold, retained interests and recourse liabilities are determined using either quoted market prices, pricing models which take into account management’s best estimates of key assumptions such as expected losses, prepayments and discount rates commensurate with the risks involved, or sales of similar assets. Where the Bank continues to service the loans sold, a servicing liability or asset is recognized and amortized over the servicing period as servicing fees.
     Retained interests in securitizations that can be contractually prepaid or otherwise settled in such a way that the Bank would not recover substantially all of its recorded investment are classified in investment securities in the Consolidated Balance Sheet. Such retained interests are tested regularly for other-than-temporary impairment. When there has been an adverse change in the expected cash flows and the fair value of such retained interests is less than the carrying value, the retained interest’s carrying value is reduced to that fair value by a charge to securitization revenues in the Consolidated Statement of Income. Other retained interests are classified and accounted for as loans.
     For securitizations of loans, gains and losses on sale and servicing fee revenues are reported in other income – securitization revenues in the Consolidated Statement of Income. Where a servicing liability or asset is recognized, the amount is recorded in other liabilities or other assets in the Consolidated Balance Sheet.
     For the sale of performing loans (other than by way of securitization), which is one of the Bank’s credit risk management strategies, gains and losses are reported in other income – other. Gains and losses on sales of impaired loans are reported in the provision for credit losses in the Consolidated Statement of Income.
Acceptances
The Bank’s potential liability under acceptances is reported as a liability in the Consolidated Balance Sheet. The Bank has equivalent claims against its customers in the event of a call on these commitments, which are reported as an asset. Fees earned are reported in other income – credit fees in the Consolidated Statement of Income.
Land, buildings and equipment
Land is carried at cost. Buildings, equipment and computer software, and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful life of the related asset as follows: buildings – 40 years, equipment and computer software – 3 to 10 years, and leasehold improvements – term of lease.
     The Bank performs impairment testing on its long-lived assets when events or changes in circumstance indicate that an asset’s carrying value may not be recoverable. The asset is written down to fair value when the carrying value of the asset exceeds the projected future undiscounted cash flows.
     Net gains and losses on disposal are included in other income – other, in the Consolidated Statement of Income, in the year of disposal.
Goodwill and other intangible assets
Goodwill is the excess of the purchase price paid over the fair value of the net assets purchased in the acquisition of a subsidiary or a VIE that is a business where the Bank is the primary beneficiary.
     Goodwill and other intangible assets with indefinite useful lives are not amortized, but are subject to impairment tests on at least an annual basis. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of a reporting unit with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value, calculated as the fair value of the reporting unit less the fair value of its assets and liabilities.
     Intangible assets, other than goodwill, which do not have indefinite useful lives are amortized on a straight-line basis over their useful lives not exceeding 20 years. These intangible assets are subject to an impairment test when events and circumstances indicate the carrying amounts may not be recoverable. The amortization of intangible assets is recorded in other non-interest expenses in the Consolidated Statement of Income.
Capital instrument liabilities
Capital instruments that must or can be settled by issuing a variable number of the issuer’s own equity instruments are required to be presented as liabilities rather than as equity. These instruments are classified as either deposit liabilities or capital instrument liabilities in the Consolidated Balance Sheet, with the disbursements recorded in interest expense.
Corporate income taxes
The Bank follows the asset and liability method of accounting for corporate income taxes. Under this method, future tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in future income taxes related to a change in tax rates are recognized in income in the period in which the tax change was enacted or substantively enacted.
     Future tax assets and liabilities are included in other assets and other liabilities in the Consolidated Balance Sheet.
Derivative instruments
Derivative instruments are financial contracts whose value is derived from interest rates, foreign exchange rates or other financial or commodity indices. Most derivative instruments can be characterized as interest rate contracts, foreign exchange and gold contracts, commodity contracts, equity contracts or credit contracts. Derivative instruments are either exchange-traded contracts or negotiated over-the-counter contracts. Exchange-traded derivatives include futures and option contracts. Negotiated over-the-counter derivatives include swaps, forwards and options.
     The Bank enters into these derivative contracts for trading purposes, as well as to manage its exposures, mainly to currency and interest rate fluctuations, as part of the Bank’s asset/liability management. Trading activities are undertaken to meet the needs of
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CONSOLIDATED FINANCIAL STATEMENTS
the Bank’s customers, as well as for the Bank’s own account to generate trading income.
     Trading derivatives are carried at their fair values [refer to Note 23(d)]. The determination of the fair value of trading derivatives includes consideration, on a portfolio basis, of customer credit risk and ongoing direct costs over the life of the instruments. The gains and losses resulting from changes in fair values are included in other income – trading revenues in the Consolidated Statement of Income. Unrealized gains and unrealized losses on trading derivatives are reported separately in the Consolidated Balance Sheet as trading derivatives’ market valuation.
     Derivative instruments designated as “asset/liability management” (non-trading) are those used to manage the Bank’s interest rate, foreign currency and other exposures. These include instruments that meet specified criteria to be designated as hedges for accounting purposes.
     The Bank formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the Consolidated Balance Sheet or to specific firm commitments or forecasted transactions. The Bank also formally assesses both at the hedge’s inception, and on an ongoing basis, whether the derivatives that are used in the hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
     Income and expenses on derivative instruments designated and qualifying as hedges are recognized in the Consolidated Statement of Income in the same period as the related hedged item. If a designated hedge is no longer effective, the associated derivative instrument is subsequently carried at fair value. Asset/liability management derivatives that do not qualify for hedge accounting are carried at fair value in the Consolidated Balance Sheet, and subsequent changes in their fair value are recorded in the Consolidated Statement of Income as follows: interest rate-related contracts in net interest income; options used in managing investment securities in net gain on investment securities; and other derivative contracts in other income – other. Accrued income and expenses, and deferred gains and losses are included in other assets and other liabilities, as appropriate, in the Consolidated Balance Sheet.
     Where the Bank manages its exposures using written credit default swaps, these derivatives are carried at fair value with changes in their fair value included in other income – other, in the Consolidated Statement of Income. Where derivative instruments are used to manage the volatility of stock-based compensation, these derivatives are carried at fair value with changes in their fair value included in salaries and employee benefits expense, in the Consolidated Statement of Income.
Employee future benefits
The Bank provides pension and other future benefit plans for qualified employees in Canada, the United States and other international operations. Pension benefits are generally based on an employee’s length of service and the final five years’ average salary. Other future benefits provided include post-retirement health care, dental care and life insurance, along with post-employment benefits and compensated absences.
     The cost of these employee future benefits is actuarially determined each year using the projected benefit method prorated on service. The calculation uses management’s best estimate of a number of assumptions – including the long-term rates of investment return on plan assets, future compensation, health care costs, mortality, as well as the retirement age of employees. The discount rate is based on market conditions as at the calculation date. The expected return on plan assets is generally based on a market-related value of plan assets, where gains or losses on equity investments are recognized over three years; fixed income investments are recognized at market value. The Bank’s main pension plan uses a measurement date of August 31, while the other principal employee future benefit plans use a July 31 date.
     Past service costs, from plan amendments that impact previously earned employee benefits, are amortized on a straight-line basis over the estimated average remaining period to full benefit eligibility for active employees. For the Bank’s principal pension plans, these periods range from 11 to 22 years. For principal other benefit plans, these periods range from 11 to 27 years. If the unrecognized net actuarial gain or loss is more than 10% of the greater of the plan assets or benefit obligation at the beginning of the year, the excess above this 10% threshold is generally amortized over the estimated average remaining service period of employees. For the Bank’s principal pension plans and principal other benefit plans, these periods range from 11 to 22 years and from 11 to 27 years, respectively. A pension valuation allowance is recognized if the prepaid benefit expense (the cumulative difference between pension income/expense and funding contributions) is more than the Bank’s expected future benefit.
     The cumulative difference between pension income/expense and funding contributions is included in other assets and other liabilities, as appropriate, in the Consolidated Balance Sheet. The difference between other future benefits expense and payments to qualified plan members is included in other assets and other liabilities in the Consolidated Balance Sheet.
     Effective in fiscal 2006, new employees in Mexico and the U.K. participate in a defined contribution pension plan. The costs for such plans are equal to Bank contributions made to employees’ accounts during the year.
Stock-based compensation
The Bank has stock option plans and other stock-based compensation plans for certain eligible employees and non-officer directors that are described more fully in Note 15.
     Employee stock options granted after November 1, 2002, have Tandem Stock Appreciation Rights (Tandem SARs), which provide the employee the choice to either exercise the stock option for shares, or to exercise the Tandem SAR and thereby receive the intrinsic value of the stock option in cash. Options with Tandem SARs are awards that may call for settlement in cash and, therefore, are recorded in other liabilities in the Consolidated Balance Sheet. Changes in this liability which arise from fluctuations in the market price of the Bank’s common shares are recorded in salaries and employee benefits expense in the Consolidated Statement of Income on a graded vesting basis. If an employee chooses to exercise the option, thereby cancelling the Tandem SAR, both the exercise price and the accrued liability are credited to common shares in the Consolidated Balance Sheet.
     The Bank’s other stock-based compensation plans are accounted for in the same manner as stock options with Tandem SAR features. The stock-based compensation expense is recognized evenly over an applicable vesting period [refer to Change in accounting policy on page 99].
     Stock options granted after November 1, 2002, to non-officer directors do not have Tandem SAR features. These are expensed using a fair-value-based method (Black-Scholes pricing model) and recorded in other non-interest expenses in the Consolidated Statement of Income with a corresponding credit to contributed surplus in the
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Consolidated Balance Sheet.
     For stock options granted prior to November 1, 2002, the Bank accounts for these options using the intrinsic method. Under this method, the Bank does not recognize any compensation expense, since the exercise price was set at an amount equal to the closing price on the day prior to the grant of the stock options. When these stock options are exercised, the proceeds received by the Bank are credited to common shares in the Consolidated Balance Sheet.
Change in accounting policy
In July 2006, the Emerging Issues Committee of the CICA issued a new Abstract that deals with the accounting for stock-based compensation for employees eligible to retire before the vesting date. The accounting treatment specified by the Abstract is required to be adopted in the financial statements issued for interim and annual periods ending on or after December 31, 2006, although early adoption is encouraged. This Abstract requires that: i) compensation costs attributable to stock-based compensation awards granted to employees who are eligible to retire on the grant date be fully recognized on the grant date; and ii) compensation costs attributable to stock-based compensation awards granted to employees who will become eligible to retire during the vesting period be recognized over the timeframe between the grant date and the date of retirement eligibility. Previously, these costs were recognized by the Bank over the vesting period of the award.
     During the third quarter of fiscal 2006, the Bank early adopted the provisions of this new Abstract and recorded an adjustment of $25 million (net of income taxes of $13 million) to opening fiscal 2006 retained earnings for the cumulative effect on prior years arising from this change in accounting policy. The Bank has not restated net income of any prior period as a result of adopting this accounting change as the Bank has concluded that such an impact is not material to any particular period. The fiscal 2006 income statement effect of adopting this change in policy was an increase in net income of $6 million (net of a provision for income taxes of $3 million).
2. Future accounting changes
The following summarizes future accounting policy changes that will be relevant to the Bank’s consolidated financial statements subsequent to October 31, 2006.
Financial instruments
The CICA has issued three new standards: Financial Instruments –Recognition and Measurement, Hedges and Comprehensive Income. These will be effective for the Bank on November 1, 2006, and require the following:
Financial Instruments – Recognition and Measurement
All financial assets and liabilities will be carried at fair value in the Consolidated Balance Sheet, except the following, which will be carried at amortized cost unless designated as held for trading upon initial recognition: loans and receivables, certain securities and non-trading financial liabilities. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will continue to be recorded in the Consolidated Statement of Income. Unrealized gains and losses on financial assets that are held as available for sale will be recorded in other comprehensive income until realized, when they will be recorded in the Consolidated Statement of Income. All derivatives, including embedded derivatives that must be separately accounted for, will be recorded at fair value in the Consolidated Balance Sheet.
Hedges
In a fair value hedge, the change in fair value of the hedging derivative will be offset in the Consolidated Statement of Income against the change in the fair value of the hedged item relating to the hedged risk. In a cash flow hedge, the change in fair value of the derivative, to the extent effective, will be recorded in other comprehensive income until the asset or liability being hedged affects the Consolidated Statement of Income, at which time the related change in fair value of the derivative will also be recorded in the Consolidated Statement of Income. Any hedge ineffectiveness will be recorded in the Consolidated Statement of Income.
Comprehensive Income
Unrealized gains and losses on financial assets that will be held as available for sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, and changes in the fair value of cash flow hedging instruments, will be recorded in a Statement of Other Comprehensive Income until recognized in the Consolidated Statement of Income. Other comprehensive income will form part of shareholders’ equity.
Transitional Impacts
The transitional impact of these new standards is still being evaluated as certain transitional provision guidance was not clarified by the accounting standards setters on a timely basis in order to allow the Bank to finalize the impact as at November 1, 2006. The impact of recording investment securities as available-for-sale assets at fair value on November 1, 2006 will be to increase securities by approximately $1,091 million and increase accumulated other comprehensive income by approximately $706 million (after-tax).
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CONSOLIDATED FINANCIAL STATEMENTS
3. Securities
(a) An analysis of the carrying value of securities is as follows:

	Remaining term to maturity						2006	2005
					No
	Within	Three to	One to	Over	specific		Carrying	Carrying
As at October 31 ($ millions)	3 months	12 months	5 years	5 years	maturity		value	value

Investment securities:
Canadian federal government debt(1)	$988	$143	$2,376	$19	$–		$3,526	$3,134
Canadian provincial and municipal debt	692	25	17	–	–		734	397
U.S. treasury and other U.S. agencies’ debt	80	147	2,162	700	–		3,089	3,029
Other foreign governments’ debt	964	462	1,196	1,852	–		4,474	4,572
Bonds of designated emerging markets	25	–	66	439	–		530	592
Other debt	342	1,000	12,783	3,791	–		17,916	8,969
Preferred shares	–	3	–	–	608	(2)	611	682
Common shares	–	–	–	–	1,990		1,990	1,910
Associated corporations	–	–	–	–	142	(3)	142	167

Total	3,091	1,780	18,600	6,801	2,740		33,012	23,452

Trading securities (4) :
Canadian federal government debt	2,017	6,260	2,523	3,694	–		14,494	5,845
Canadian provincial and municipal debt	267	204	953	2,838	–		4,262	4,578
U.S. treasury and other U.S. agencies’ debt	100	88	988	1,004	–		2,180	847
Other foreign governments’ debt	557	963	1,598	510	–		3,628	5,805
Common shares	–	–	–	–	29,053		29,053	25,494
Other	2,622	1,224	2,708	2,119	200		8,873	7,438

Total	5,563	8,739	8,770	10,165	29,253		62,490	50,007

Total securities	$8,654	$10,519	$27,370	$16,966	$31,993		$95,502	$73,459

Total by currency (in Canadian equivalent):
Canadian dollar	$5,775	$7,510	$7,415	$7,745	$27,351		$55,796	$41,334
U.S. dollar	637	1,305	16,858	7,235	4,355		30,390	20,445
Mexican peso	1,197	928	1,752	590	100		4,567	6,905
Other currencies	1,045	776	1,345	1,396	187		4,749	4,775

Total securities	$8,654	$10,519	$27,370	$16,966	$31,993		$95,502	$73,459

(1)	Includes securities retained by the Bank in connection with its mortgage securitizations. The outstanding balance of these mortgage-backed securities is $2,116 (2005 – $1,214) [refer to Note 4 (b)].

(2)	Although these securities have no stated term, most provide the Bank with various means to retract or dispose of these shares on earlier dates.

(3)	Equity securities of associated corporations have no stated term, and as a result, have been classified in the “No specific maturity” column.

(4)	Trading securities are carried at market value.
(b) An analysis of unrealized gains and losses on investment securities is as follows:

	2006				2005
		Gross	Gross	Estimated		Gross	Gross	Estimated
	Carrying	unrealized	unrealized	market	Carrying	unrealized	unrealized	market
As at October 31 ($ millions)	value	gains	losses	value	value	gains	losses	value

Canadian federal government debt	$3,526	$4	$66	$3,464	$3,134	$10	$18	$3,126
Canadian provincial and municipal debt	734	–	–	734	397	–	–	397
U.S. treasury and other U.S. agencies’ debt	3,089	5	36	3,058	3,029	–	50	2,979
Other foreign governments’ debt	4,474	376	34	4,816	4,572	411	14	4,969
Bonds of designated emerging markets	530	316	–	846	592	286	–	878
Other debt	17,916	39	34	17,921	8,969	48	20	8,997
Preferred shares	611	18	7	622	682	21	9	694
Common shares	1,990	528	18	2,500	1,910	528	34	2,404
Associated corporations	142	–	–	142	167	–	–	167

Total investment securities	$33,012	$1,286	$195	$34,103	$23,452	$1,304	$145	$24,611

The net unrealized gain on investment securities of $1,091 million (2005 – $1,159 million) decreases to a net unrealized gain of $1,001 million (2005 – $1,035 million) after the net fair value of derivative instruments and other hedge amounts associated with these securities is taken into account.
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CONSOLIDATED FINANCIAL STATEMENTS
(c) An analysis of net gain on investment securities is as follows:

For the year ended October 31 ($ millions)	2006	2005	2004

Realized gains	$476	$599	$691
Realized losses and impairment writedowns	105	185	214

Net gain on investment securities	$371	$414	$477

(d) The following table presents the current fair value of investment securities with continuous unrealized losses for periods less than 12 months, or 12 months or longer:

	Investment securities with continuous unrealized losses as at October 31, 2006
	Less Than 12 Months			12 Months or Greater			Total
	Carrying	Fair	Unrealized	Carrying	Fair	Unrealized	Carrying	Fair	Unrealized
($ millions)	Value	Value	Losses	Value	Value	Losses	Value	Value	Losses

Canadian federal government debt	$3,245	$3,179	$66	$–	$–	$–	$3,245	$3,179	$66
Canadian provincial and municipal debt	692	692	–	16	16	–	708	708	–
U.S. treasury and other U.S. agencies’ debt	1,121	1,100	21	1,390	1,375	15	2,511	2,475	36
Other foreign governments’ debt	1,247	1,216	31	94	91	3	1,341	1,307	34
Bonds of designated emerging markets	4	4	–	–	–	–	4	4	–
Other debt	1,418	1,398	20	618	604	14	2,036	2,002	34
Preferred shares	150	145	5	45	43	2	195	188	7
Common shares	92	85	7	39	28	11	131	113	18

Total	$7,969	$7,819	$150	$2,202	$2,157	$45	$10,171	$9,976	$195

As at October 31, 2006, the carrying value of 417 investment securities exceeded their fair value by $195 million. Of the 417 securities, 140 have been in an unrealized loss position continuously for more than a year, amounting to an unrealized loss of $45 million. The unrealized losses on the debt instruments arose primarily from an increase in interest rates. For equity investments, unrealized losses are primarily the result of the timing of the market prices or investment-specific business environment factors. Since the Bank has the ability and intent to hold these securities until there is a recovery of fair value, which may be at maturity for debt securities, these unrealized losses are considered temporary in nature.
     The Bank conducts a quarterly review to identify and evaluate investments that show indications of possible impairment. An investment is considered impaired if its fair value falls below its cost, and a writedown to net realizable value is recorded when the decline is considered other-than-temporary. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been below cost; financial condition and near-term prospects of the issuer, and the ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.
4. Loans
(a) Loans outstanding
The Bank’s loans, net of unearned income and the allowance for credit losses in respect of loans, are as follows(1):

As at October 31 ($ millions)	2006	2005

Canada:
Residential mortgages	$81,908	$69,431
Personal and credit cards	32,653	30,122
Business and government	26,044	24,843
Securities purchased under resale agreements	17,436	11,683

	158,041	136,079

United States:
Business, government and other	14,756	9,494
Securities purchased under resale agreements	3,980	6,052

	18,736	15,546

Mexico:
Residential mortgages	2,212	1,704
Personal and credit cards	1,912	1,423
Business and government	5,955	6,450
Securities purchased under resale agreements	3,426	1,858

	13,505	11,435

Other International:
Residential mortgages	5,470	4,357
Personal and credit cards	4,493	3,110
Business and government	29,978	21,961
Securities purchased under resale agreements	863	986

	40,804	30,414

	231,086	193,474
Less: allowance for credit losses	2,607	2,469

Total(2)	$228,479	$191,005

(1)	Geographic segmentation of assets is based upon the location of the ultimate risk of the underlying assets.

(2)	Loans denominated in U.S. dollars amount to $46,209 (2005 – $35,560), loans denominated in Mexican pesos amount to $11,151 (2005-$8,897) and loans denominated in other foreign currencies amount to $16,540 (2005 – $13,569).
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CONSOLIDATED FINANCIAL STATEMENTS
(b) Sales of loans through securitizations
The Bank securitizes residential mortgages through the creation of mortgage-backed securities. The net gain on sale of the mortgages resulting from these securitizations, excluding issue costs, is recognized in other income – securitization revenues in the Consolidated Statement of Income. The key weighted-average assumptions used to measure fair value at the dates of securitization were a prepayment rate of 16.0% (2005 – 15.2%; 2004 – 15.6%), an excess spread of 0.9% (2005 – 1.2%; 2004 – 1.2%), and a discount rate of 4.3% (2005 – 3.8%; 2004 – 4.2%). No credit losses are expected as the mortgages are insured. The following table summarizes the Bank’s sales.

For the year ended October 31 ($ millions)	2006	2005	2004

Net cash proceeds(1)	$2,514	$2,153	$3,514
Retained interest	67	66	106
Retained servicing liability	(18)	(14)	(23)

	2,563	2,205	3,597
Residential mortgages securitized	2,551	2,161	3,537

Net gain on sale	$12	$44	$60

(1)	Excludes insured mortgages which were securitized and retained by the Bank of $1,206 (2005 – $1,452; 2004 – nil). These assets are classified as investment securities and have an outstanding balance of $2,116 (2005 – $1,214; 2004 – nil) [refer to Note 3].
The key assumptions used in measuring the fair value of the retained interests for mortgages securitized and the sensitivity of the current fair value of retained interests to a 10% and 20% adverse change to these assumptions are as follows:

As at October 31 ($ millions)	2006	2005

Fair value of the retained interest ($)	240	216
Weighted average life (in years)	3	3

Prepayment rate (%)	14.4	14.8
Impact on fair value of a 10% adverse change ($)	(11)	(5)
Impact on fair value of a 20% adverse change ($)	(18)	(9)

Residual cash flow annual discount rate (%)	3.9-4.3	3.3-4.2
Impact on fair value of a 10% adverse change ($)	(7)	(1)
Impact on fair value of a 20% adverse change ($)	(9)	(3)

Excess spread (%)	1.0	1.2
Impact on fair value of a 10% adverse change ($)	(26)	(20)
Impact on fair value of a 20% adverse change ($)	(50)	(39)

The sensitivity measures above are hypothetical and should be used with caution. Other sensitivity estimates should not be extrapolated from those presented above since the relationship between the change in the assumption to the change in fair value is not linear. In addition, changes in a particular assumption and the effect on the fair value of the retained interests is calculated without changing any other assumption; however, the factors are not independent and the actual effects could be magnified or counteracted from the sensitivities presented.
Information on total securitized loan assets(1) is summarized as follows:

	2006(2)			2005			2004
	Outstanding	Impaired and	Net credit	Outstanding	Impaired and	Net credit	Outstanding	Impaired and	Net credit
	securitized	other past due	losses for	securitized	other past due	losses for	securitized	other past due	losses for
	loans as at	loans as at	the year ended	loans as at	loans as at	the year ended	loans as at	loans as at	the year ended
($ millions)	October 31	October 31	October 31	October 31	October 31	October 31	October 31	October 31	October 31

Mortgages	$11,913	$7	$–	$7,801	$–	$–	$7,523	$–	$–
Personal and credit cards	170	1	1	809	4	2	1,319	5	5

Total	$12,083	$8	$1	$8,610	$4	$2	$8,842	$5	$5

(1)	Excludes insured mortgages which were securitized and retained by the Bank [refer to Note 3].

(2)	The 2006 amounts include balances of mortgages securitized by Maple Trust Company and the Canadian branch of Maple Financial Group Inc., prior to the Bank acquiring the Canadian mortgage operations of Maple Financial Group Inc., including Maple Trust Company, in 2006.
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5. Impaired loans and allowance for credit losses
(a) Impaired loans

				2006	2005
			Specific
As at October 31 ($ millions)	Gross(1)		allowance(2)	Net	Net

By loan type:
Residential mortgages	$316		$138	$178	$158
Personal and credit cards	469		456	13	10
Business and government	1,085		706	379	513

Total	$1,870	(3)(4)	$1,300	$570	$681

By geography:
Canada				$247	$188
United States				45	249
Other International				278	244

Total				$570	$681

(1)	Gross impaired loans denominated in U.S. dollars amount to $607 (2005 – $612) and those denominated in other foreign currencies amount to $608 (2005 – $674).

(2)	The specific allowance for impaired loans evaluated on an individual basis amounts to $710 (2005 – $681).

(3)	Impaired loans without an allowance for credit losses against individual loans totalled $139 (2005 – $151).

(4)	Average balance of gross impaired loans totalled $1,850 (2005 – $1,939).
(b) Allowance for credit losses

	Specific	General
As at October 31 ($ millions)	allowance	allowance	2006	2005	2004

Balance at beginning of year	$1,145	$1,330	$2,475	$2,704	$3,580
Presented with securities(1)	–	–	–	–	(363)
Write-offs(2)	(543)	–	(543)	(650)	(982)
Recoveries	181	–	181	205	158
Provision for (reversal of) credit losses	276	(60)	216	230	390
Other, including foreign currency adjustment(3)	252	37	289	(14)	(79)

Balance at end of year(4)	$1,311	$1,307	$2,618	$2,475	$2,704

(1)	Effective November 1, 2003, the country risk allowance related to investment securities is no longer disclosed as part of the allowance for credit losses, but continues to be deducted from investment securities.

(2)	Write-offs of loans restructured during the year were nil (2005 – $18; 2004 – $10).

(3)	Includes $323 in specific allowance and $37 in general allowance related to acquisitions in 2006, and $59 in specific allowance from acquisitions in 2005.

(4)	As at October 31, 2006, $11 (2005 – $6; 2004 – $8) has been recorded in other liabilities.
6. Variable interest entities
The following table provides information about VIEs that the Bank consolidated and other VIEs in which the Bank has a significant variable interest but is not the primary beneficiary. A significant variable interest is considered to exist where the Bank absorbs or receives between 10% and 50% of the VIE’s expected losses, expected residual returns, or both.
Consolidated VIEs(a)(b) :

	2006	2005
As at October 31 ($ millions)	Total assets	Total assets

Multi-seller conduits that the Bank administers(c)	$7,546	$4,722
Funding vehicles(d)	4,761	824
Other (e)	973	750

Other VIEs in which the Bank has a significant variable interest:

	2006		2005
		Maximum		Maximum
	Total	exposure	Total	exposure
As at October 31 ($ millions)	assets	to loss(f)	assets	to loss(f)

Multi-seller conduits that the Bank administers(c)	$6,338	$7,377	$4,085	$4,712
Funding vehicles (d)	2,365	–	1,608	–
Structured finance entities(e)	3,591	2,048	2,076	1,239
Collateralized debt obligation entities(g)	1,313	371	1,404	375
Other	1,003	180	486	91

(a)	Effective November 1, 2004, the Bank adopted an accounting guideline, which requires prospective consolidation of VIEs by the primary beneficiary [refer to Note 1]. The adoption of this accounting guideline did not have a material impact on the Bank’s consolidated financial statements. As a result of the adoption of this guideline, investment securities, and personal and credit card loans increased by $5 billion and $3 billion, respectively.

(b)	The assets supporting the obligations of these consolidated VIEs as at October 31, 2006 are as follows: cash and non-interest- bearing deposits with banks of $240 million (2005 – $128 million); residential mortgage loans of $4,710 million (2005 – $763 million); investment and trading securities of $8,240 million (2005 – $5,309 million); and other assets of $90 million (2005 – $96 million). In general, the investors in the obligations of consolidated VIEs have recourse only to the assets of those VIEs
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CONSOLIDATED FINANCIAL STATEMENTS

and do not have recourse to the Bank except where the Bank has provided a guarantee to the investors or is the counterparty to a derivative transaction involving the VIE.

(c)	The Bank administers multi-seller commercial paper conduit programs, which involve the purchase of assets by conduit vehicles from outside parties funded by the issuance of asset-backed commercial paper. The sellers continue to service the assets and absorb first losses for their portion of the programs. The Bank has no rights to these assets as they are available to support the obligations of the respective programs, but manages for a fee the commercial paper selling programs. As well, in some instances the Bank is counterparty to derivative contracts with these conduit programs and provides them with a large portion of their backstop liquidity and partial credit enhancement facilities. As at October 31, 2006, the conduit programs had commitments of $4,595 million (2005 – $4,243 million) to purchase securities in the future.

(d)	The Bank uses special purpose entities to facilitate cost-efficient financing of its own operations. Activities of these entities are generally limited to holding a pool of assets or receivables from the Bank used to finance distributions to their investors. Prior to the adoption of this accounting guideline in fiscal 2005, the Bank consolidated all of these funding vehicles.

(e)	This includes special purpose entities used to assist corporate clients in accessing cost-efficient financing. Generally, both the Bank and the client invest in such entities with the proceeds used to make loans to corporations affiliated with the client.

(f)	The Bank’s maximum exposure to loss represents the notional amounts of guarantees, liquidity facilities, and other credit support relationships with the VIE, the credit risk amount for certain derivative contracts with the entities, and the amount invested where the Bank holds an ownership interest in the VIE. The Bank has recorded $2,521 million (2005 – $1,669 million) of this exposure, primarily its ownership interest in the VIEs, on its Consolidated Balance Sheet as at October 31, 2006.

(g)	The Bank holds an interest in VIEs structured to match specific investor requirements. Loans or credit derivatives are held by the VIEs to create security offerings for investors that match their investment needs and preferences.
7. Land, buildings and equipment

			2006	2005
		Accumulated	Net	Net
		depreciation &	book	book
As at October 31 ($ millions)	Cost	amortization	value	value

Land	$349	$–	$349	$247
Buildings	1,685	575	1,110	1,017
Equipment and computer software	2,749	2,183	566	477
Leasehold improvements	769	538	231	193

Total	$5,552	$3,296	$2,256	$1,934

Depreciation and amortization in respect of the above buildings, equipment and computer software, and leasehold improvements for the year amounted to $192 million (2005 – $173 million; 2004 – $189 million).
8. Goodwill and other intangible assets
Goodwill
The changes in the carrying amount of goodwill by main operating segment are as follows:

	Domestic	International	Scotia
As at October 31 ($ millions)	Banking	Banking	Capital	2006	2005	2004

Balance at beginning of year	$115	$288	$95	$498	$261	$270
Acquisitions	145	235	10	390	227	–
Effects of foreign exchange and other	–	(11)	(4)	(15)	10	(9)

Balance at end of year	$260	$512	$101	$873	$498	$261

Intangible assets

	Gross
	carrying	Accumulated	2006	2005	2004
As at October 31 ($ millions)	amount	amortization	Net	Net	Net

Intangible assets	$517	$223	$294	$235	$240

Intangible assets are comprised primarily of core deposit intangibles. The aggregate amortization expense for the year ended October 31, 2006, was $38 million (2005 – $29 million; 2004 – $27 million).
104       2006 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
9. Other assets

As at October 31 ($ millions)	2006	2005

Accrued interest	$2,277	$1,561
Accounts receivable	1,098	1,016
Future income tax assets (Note 16)	1,626	1,295
Other	3,301	3,319

Total	$8,302	$7,191

10. Deposits

	Payable		Payable	Payable on
	on demand		after notice	a fixed date	2006	2005
As at October 31 ($ millions)	Interest-bearing	Non-interest-bearing

Personal	$1,754	$1,397	$31,854	$58,445	$93,450	$83,953
Business and government(1)	16,859	8,215	13,266	102,732	141,072	109,389
Banks	147	250	842	28,153	29,392	24,103

Total	18,760	9,862	45,962	189,330	263,914	217,445

Recorded in:
Canada					175,199	154,297
United States					22,159	9,778
Mexico					9,932	9,478
Other International					56,624	43,892

Total(2)					$263,914	$217,445

(1)	Includes deposit notes issued by the Bank to Scotiabank Capital Trust of $2,250 (2005 – $1,500) [refer to Note 13].

(2)	Deposits denominated in U.S. dollars amount to $74,660 (2005 – $51,220), deposits denominated in Mexican pesos amount to $9,259 (2005-$8,848) and deposits denominated in other foreign currencies amount to $30,707 (2005 – $24,247).
11. Other liabilities

As at October 31 ($ millions)	2006	2005

Accrued interest	$2,667	$1,876
Accounts payable and accrued expenses	4,108	3,353
Deferred income	353	322
Other liabilities of subsidiaries and VIEs(1)	9,498	5,969
Gold and silver certificates	3,434	2,711
Future income tax liabilities (Note 16)	148	62
Other	6,249	6,501

Total	$26,457	$20,794

(1)	Excludes deposits and capital instrument liabilities.
2006 SCOTIABANK ANNUAL REPORT       105

CONSOLIDATED FINANCIAL STATEMENTS
12. Subordinated debentures
These debentures are direct, unsecured obligations of the Bank and are subordinate to the claims of the Bank’s depositors and other creditors. The Bank, where appropriate, enters into interest rate and cross-currency swaps to hedge the related risks. The outstanding debentures as at October 31 were:

As at October 31 ($ millions)

Maturity date	Interest rate (%)	Terms(1) (currency in millions)	2006	2005

September 2008	6.25	US $250	$281	$295
February 2011	7.40	Redeemed on February 8, 2006	—	300
July 2012	6.25	Redeemable at any time. After July 16, 2007, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1%	500	500
July 2013	5.65	Redeemable at any time. After July 22, 2008, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1%	425	425
September 2013	8.30	Redeemable at any time	250	250
May 2014	5.75	Redeemable at any time. After May 12, 2009, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1%	325	325
June 2025	8.90	Redeemable at any time	250	250
August 2085	Floating	US $214 bearing interest at a floating rate of the offered rate for six-month Eurodollar deposits plus 0.125%. Redeemable on any interest payment date	240	252

			$2,271	$2,597

The aggregate maturities of the debentures are as follows ($ millions):
Less than 3 years	$281
From 3 to 5 years	—
From 5 to 10 years	1,500
Over 10 years	490

$2,271

(1)	In accordance with the provisions of the Capital Adequacy Guideline of the Superintendent, all redemptions are subject to regulatory approval.
13. Capital instrument liabilities
Capital instrument liabilities are financial instruments, which can be settled at the Bank’s option by issuing a variable number of the Bank’s own equity instruments. These instruments, including the securities issued by Scotiabank Capital Trust, remain eligible as Tier 1 Capital for regulatory purposes. Scotiabank Capital Trust is a VIE and is not consolidated on the Bank’s balance sheet as the Bank is not the primary beneficiary. Therefore, the Scotiabank Trust Securities issued by the Trust are not reported on the Consolidated Balance Sheet. The deposit notes issued by the Bank to Scotiabank Capital Trust are reported in Deposits [refer to Note 10].

As at October 31 ($ millions)	2006	2005

Capital instrument liabilities
Preferred shares issued by Scotia Mortgage Investment Corporation(a)(f)	$250	$250
Scotiabank Trust Securities — Series 2000-1 issued by BNS Capital Trust(b)(f)(g)	500	500

	$750	$750

Scotiabank Trust Securities not consolidated by the Bank
Scotiabank Trust Securities — Series 2002-1 issued by Scotiabank Capital Trust(c)(f)(g)	$750	$750
Scotiabank Trust Securities — Series 2003-1 issued by Scotiabank Capital Trust(d)(f)(g)	750	750
Scotiabank Trust Securities — Series 2006-1 issued by Scotiabank Capital Trust(e)(f)(g)	750	—

(a)	Scotia Mortgage Investment Corporation, a wholly-owned subsidiary of the Bank, issued Class A Preferred Shares (Scotia BOOMS) which are entitled to non-cumulative preferential cash dividends, if and when declared, payable semi-annually in an amount per share of $32.85. With regulatory approval, on or after October 31, 2007, Class A Preferred Shares may be redeemed in whole by the payment of cash by Scotia Mortgage Investment Corporation or, at the option of the Bank, exchanged for a variable number of common shares based upon an average of the Bank’s common share price near the redemption date. On or after October 31, 2007, the Class A Preferred Shares will be exchangeable at the option of the holder into a variable number of common shares based upon an average of the Bank’s common share price, subject to the right of the Bank prior to the exchange date to purchase for cash or find substitute purchasers for such shares. Under the circumstances outlined in (f) below, the Class A Preferred Shares of Scotia Mortgage Investment Corporation will be automatically exchanged, without the consent of the holder, into Series Z Non-cumulative Preferred Shares of the Bank which would bear the same dividend rate and similar redemption features [refer to Note 14 – Restrictions on dividend payments].
(b)	On April 4, 2000, BNS Capital Trust, a wholly-owned closed-end trust, issued 500,000 Scotiabank Trust Securities – 2000-1 (“Scotia BaTS”). Each Scotia BaTS is entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount per Scotia BaTS of $36.55. With regulatory approval, these securities
106     2006 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
may be redeemed in whole by the payment of cash at the option of BNS Capital Trust. On or after June 30, 2011, the Scotia BaTS may be exchanged, at the option of the holder and subject to certain prior rights of the Bank, into Non-cumulative Preferred Shares Series Y of the Bank. The Non-cumulative Preferred Shares Series Y would pay a dividend rate equivalent to the cash distribution rate of the Scotia BaTS [refer to Note 14 – Restrictions on dividend payments]. Under the circumstances outlined in (f) below the Scotia BaTS would be automatically exchanged without the consent of the holder into Non-cumulative Preferred Shares Series Y of the Bank. In certain circumstances on or after June 30, 2011, the Non-cumulative Preferred Shares Series Y are exchangeable at the option of the holder into a variable number of common shares of the Bank based upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank.

(c)	On April 30, 2002, Scotiabank Capital Trust, a wholly-owned open-end trust, issued 750,000 Scotiabank Trust Securities – Series 2002-1 (“Scotia BaTS”). The Scotia BaTS are entitled to receive non-cumulative fixed cash distributions payable semi- annually in an amount of $33.13 per security. With regulatory approval, these securities may be redeemed in whole by the payment of cash prior to June 30, 2007, upon the occurrence of certain tax or regulatory capital changes, or on or after June 30, 2007, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series W of the Bank. The Series W shares will be entitled to cash dividends payable semi-annually in an amount of $0.53125 per $25.00 share. Under the circumstances outlined in (f) below the Scotia BaTS would be automatically exchanged without the consent of the holder into Non-cumulative Preferred Shares Series X of the Bank. The Series X shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.70 per $25.00 share [refer to Note 14 – Restrictions on dividend payments]. In certain circumstances, on or after December 31, 2012, the Non-cumulative Preferred Shares Series W and the Non-cumulative Preferred Shares Series X are exchangeable at the option of the holder into a variable number of common shares of the Bank based upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank. The proceeds of the issue were used to purchase a deposit note issued by the Bank. If there is an automatic exchange of the Scotia BaTS into Preferred Shares Series X of the Bank, then the Bank would become the sole beneficiary of the Trust.

(d)	On February 13, 2003, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities — Series 2003-1 (“Scotia BaTS”). The Scotia BaTS are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $31.41 per security. With regulatory approval, the Scotia BaTS may be redeemed in whole by the payment of cash prior to June 30, 2008, upon the occurrence of certain tax or regulatory capital changes, or on or after June 30, 2008, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series U of the Bank. The Series U shares will be entitled to cash dividends payable semi-annually in an amount of $0.50 per $25.00 share. Under the circumstances outlined in (f) below, the Scotia BaTS would be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares Series V of the Bank. The Series V shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.61250 per $25.00 share [refer to Note 14 – Restrictions on dividend payments]. In certain circumstances on or after December 31, 2013, the Non-cumulative Preferred Shares Series U and the Non-cumulative Preferred Shares Series V are exchangeable at the option of the holder into a variable number of common shares of the Bank based upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank. The proceeds of the issue were used to purchase a deposit note issued by the Bank. If there is an automatic exchange of the Scotia BaTS into Preferred Shares Series V of the Bank, then the Bank would become the sole beneficiary of the Trust.

(e)	On September 28, 2006, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities — Series 2006-1 (“Scotia BaTS”). The Scotia BaTS are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $28.25 per security. The first such payment will be made on December 31, 2006, in an amount of $14.551. With regulatory approval, these securities may be redeemed in whole by the payment of cash prior to December 30, 2011, upon the occurrence of certain tax or regulatory capital changes, or on or after December 30, 2011, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series S of the Bank. The Series S shares will be entitled to cash dividends payable semi-annually in an amount of $0.4875 per $25.00 share [refer to Note 14 – Restrictions on dividend payments]. Under the circumstances outlined in (f) below, the Scotia BaTS would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series T of the Bank. The Series T shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.625 per $25.00 share. The proceeds of the issue were used to purchase a deposit note issued by the Bank. If there is an automatic exchange of the Scotia BaTS into Preferred Shares Series T of the Bank, then the Bank would become the sole beneficiary of the Trust.

(f)	The Scotia BOOMS and Scotia BaTS may be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares of the Bank in the following circumstances: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction. In addition, the Scotia BOOMS may be automatically exchanged if (i) Scotia Mortgage Investment Corporation fails to declare and pay or set aside for payment when due the non-cumulative preferential cash dividends on any dividend payment date; or (ii) the Bank fails to declare and pay or set aside for payment when due any declared dividend on any of its non-cumulative preferred shares.

(g)	No cash distributions will be payable on the Scotia BaTS in the event that the regular dividend is not declared on the Bank’s preferred shares and, if no preferred shares are outstanding, the Bank’s common shares. In such a circumstance the net distributable funds of the Trust will be payable to the Bank as the holder of the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions on the Scotia BaTS in full, the Bank will not declare dividends of any kind on any of its preferred or common shares for a specified period of time [refer to Note 14 –Restrictions on dividend payments].
2006 SCOTIABANK ANNUAL REPORT     107

CONSOLIDATED FINANCIAL STATEMENTS
14. Capital stock
Authorized:
     An unlimited number of preferred and common shares without nominal or par value.
Issued and fully paid:

	2006		2005		2004

As at October 31 ($ millions)	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount

Preferred shares:
Series 12(a)	12,000,000	$300	12,000,000	$300	12,000,000	$300
Series 13(b)	12,000,000	300	12,000,000	300	—	—

Total preferred shares	24,000,000	$600	24,000,000	$600	12,000,000	$300

Common shares:(c)
Outstanding at beginning of year	990,182,126	$3,316	1,008,505,580	$3,228	1,010,705,772	$3,140
Issued under Shareholder Dividend and Share Purchase Plan(d)	142,269	7	154,168	6	178,021	6
Issued under Stock Option Plans (Note 15)	6,801,687	127	6,423,684	117	6,760,287	111
Issued for acquisition of a subsidiary	33,906	1	1,195,294	49	—	—
Purchased for cancellation(e)	(7,647,800)	(26)	(26,096,600)	(84)	(9,138,500)	(29)

Outstanding at end of year	989,512,188	$3,425	990,182,126	$3,316	1,008,505,580	$3,228

Total capital stock		$4,025		$3,916		$3,528

(a)	Series 12 Non-cumulative Preferred Shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.328125. With regulatory approval, the shares may be redeemed by the Bank at par on or after October 29, 2013, in whole or in part, by the payment in cash of $25.00 per share, together with declared and unpaid dividends to the date then fixed for redemption.

(b)	Series 13 Non-cumulative Preferred Shares, issued on March 15, 2005, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.30. The initial dividend, paid July 27, 2005, was $0.4405 per share. With regulatory approval, the shares may be redeemed by the Bank on or after April 28, 2010, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 28, 2014, following which no redemption premium is payable.

(c)	On April 28, 2004, the Bank paid a stock dividend of one common share for each of its issued and outstanding common shares to common shareholders of record at the close of business on April 6, 2004. The effect is the same as a two-for-one stock split of its common shares. Comparative amounts presented in these consolidated financial statements relating to the number of common shares and options, as well as all per share amounts, have been retroactively adjusted.

(d)	As at October 31, 2006, 21,992,220 common shares have been reserved for future issue under the terms of the Shareholder Dividend and Share Purchase Plan.

(e)	In January 2006, the Bank initiated a new normal course issuer bid to purchase up to 50 million of the Bank’s common shares. This represents approximately 5 per cent of the Bank’s outstanding common shares. The bid will terminate on the earlier of January 5, 2007, or the date the Bank completes its purchases. During the year ended October 31, 2006, 7.6 million shares (2005 — 26.1 million shares; 2004 — 9.1 million shares) were purchased at an average price of $45.71 (2005 — $40.51; 2004 — $34.96).
Restrictions on dividend payments
Under the Bank Act, the Bank is prohibited from declaring any dividends on its common or preferred shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends to which preferred shareholders are then entitled have been paid or sufficient funds have been set aside to do so. Further, dividends cannot be declared if the total of all dividends declared in that year would exceed the aggregate of the Bank’s net income to that date and its net income for the preceding two financial years, unless the Superintendent’s approval is obtained.
     In the event that applicable cash distributions on any of the Scotiabank Trust Securities [refer to Note 13 Capital instrument liabilities] are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares. Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities.
     Currently, these limitations do not restrict the payment of dividends on preferred or common shares.
108       2006 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
15. Stock-based compensation
(a) Stock option plans
Under the terms of the Employee Stock Option Plan, options to purchase common shares may be granted to selected employees at an exercise price not less than the closing price of the Bank’s common shares on the Toronto Stock Exchange (TSX) on the day prior to the date of the grant. As well, for grants made beginning December 2005, the exercise price must not be less than the volume weighted average price on the TSX for the five trading days immediately preceding the grant date. Employee stock options granted after November 1, 2002, have Tandem Stock Appreciation Rights (Tandem SARs), which provide the employee the choice to either exercise the stock option for shares, or to exercise the Tandem SAR and thereby receive the intrinsic value of the stock option in cash. In addition, in fiscal 2003, Tandem SARs were retroactively attached to the fiscal 2002 employee stock options. All other terms and conditions relating to these 2002 stock options remained unchanged. These 2002 stock options were out of the money at the date of attachment. As a result, there was no impact on the Bank’s stock-based compensation expense on the date of retroactive attachment of the Tandem SARs.
      Options vest evenly over a four-year period and are exercisable no later than 10 years after the date of the grant. Outstanding options expire on dates ranging from March 3, 2007 to April 3, 2016. As approved by the shareholders, a total of 114 million common shares have been reserved for issuance under this plan of which 60.8 million common shares have been issued as a result of the exercise of options and 31.8 million common shares are committed under outstanding options, leaving 21.4 million common shares available for issuance as options.
      In 2001, a Directors’ Stock Option Plan was approved by the shareholders. A total of 800,000 common shares have been reserved for issuance to non-officer directors under this plan. As of November 1, 2002, director stock options are expensed using a fair-value-based method. Currently, 174,000 (2005 — 224,000; 2004 — 257,150) options are outstanding at a weighted average exercise price of $23.17 (2005 — $23.19; 2004 — $23.13). In fiscal 2006, 50,000 of these options (2005 — 33,150; 2004 — 24,850) were exercised at a weighted average exercise price of $23.25 (2005 — $22.71; 2004 —$20.95). These options expire between March 9, 2011 and December 6, 2012. Commencing in fiscal 2004, the Bank no longer grants stock options to these directors.
Details of the Bank’s Employee Stock Option Plan are as follows:

	2006		2005		2004
	Number	Weighted	Number	Weighted	Number	Weighted
	of stock	average	of stock	average	of stock	average
	options	exercise	options	exercise	options	exercise
As at October 31	(000’s)	price	(000’s)	price	(000’s)	price

Outstanding at beginning of year	37,358	$21.35	42,525	$19.93	47,400	$18.80
Granted	2,052	46.04	1,977	39.00	2,592	31.45
Exercised	(6,751)	16.32	(6,391)	17.00	(6,735)	15.95
Forfeited/cancelled	(342)	27.33	(149)	23.57	(374)	22.64
Exercise of Tandem SARs	(478)	25.90	(604)	25.04	(358)	24.75

Outstanding at end of year(1)	31,839	$23.87	37,358	$21.35	42,525	$19.93

Exercisable at end of year	26,170	$20.98	29,305	$19.06	29,523	$17.67

Available for grant	21,365		22,598		23,821

As at October 31, 2006	Options Outstanding			Options Exercisable

	Number	Weighted	Weighted	Number	Weighted
	of stock	average remaining	average	of stock	average
Range of exercise prices	options (000’s)	contractual life (years)	exercise price	options (000’s)	exercise price

$13.03 to $15.83	7,010	2.73	$14.83	7,010	$14.83
$17.55 to $21.03	8,936	3.45	$20.09	8,936	$20.09
$24.40 to $27.44	9,715	5.22	$24.60	8,694	$24.62
$31.45 to $47.39	6,178	7.48	$38.45	1,530	$33.66

	31,839	4.61	$23.87	26,170	$20.98

(1)	Included are 15,892,372 (2005 — 15,274,605; 2004 — 14,482,584) options with Tandem SAR features.

2006 SCOTIABANK ANNUAL REPORT     109

CONSOLIDATED FINANCIAL STATEMENTS
(b) Employee share ownership plans
Qualifying employees can contribute up to the lesser of a specified percentage of salary and a maximum dollar amount towards the purchase of common shares of the Bank or deposits with the Bank. In general, the Bank matches 50% of qualifying contributions which is expensed in salaries and employee benefits. During 2006, the Bank’s contributions totalled $26 million (2005 – $26 million; 2004 – $26 million). Contributions, which are used by the plan trustee to purchase common shares in the open market, do not result in a subsequent expense to the Bank from share price appreciation.
(c) Other stock-based compensation plans
All other stock-based compensation plans use notional units that are valued based on the Bank’s common share price on the TSX. These units, with the exception of Stock Appreciation Rights (SARs), accumulate dividend equivalents in the form of additional units based on the dividends paid on the Bank’s common shares. Fluctuations in the Bank’s share price change the value of the units, which affects the Bank’s stock-based compensation expense. As described below, the value of a portion of the Performance Share Unit notional units also varies based on Bank performance. Upon exercise or redemption, payments are made to the employees with a corresponding reduction in the accrued liability. In 2006, an aggregate expense of $164 million (2005 – $140 million; 2004 – $174 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income for changes in the amount of the Bank’s liability for these units. This expense was net of gains arising from securities and derivatives used to manage the volatility of stock-based compensation of $165 million (2005 – $94 million; 2004 – $138 million). Details of these plans are as follows:
Stock Appreciation Rights (SARs)
The SARs include Tandem SARs, as described above, as well as stand-alone SARs which are granted instead of stock options to selected employees in countries where local laws may restrict the Bank from issuing shares. SARs have vesting and exercise terms and conditions similar to the employee stock options. The cost of SARs is recognized on a graded vesting basis except where the employee is eligible to retire prior to the vesting date, in which case the cost is recognized between the grant date and the date the employee is eligible to retire. When a SAR is exercised, the Bank pays the appreciation amount in cash equal to the rise in the market price of the Bank’s common shares since the grant date. During fiscal 2006, 2,284,396 SARs were granted (2005 – 2,212,980; 2004 –2,830,312) and as at October 31, 2006, 22,771,720 SARs were outstanding (2005 – 23,148,386; 2004 – 24,115,260), of which 21,624,273 SARs were vested (2005 – 13,611,252; 2004 –11,278,066).
Deferred Stock Unit Plan (DSU)
Under the DSU Plan, senior officers may elect to receive all or a portion of their cash bonus under the Management Incentive Plan (which is expensed for the year awarded in salaries and employee benefits in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only when an officer ceases to be a Bank employee and must be redeemed by December 31 of the year following that event. As at October 31, 2006, there were 1,465,391 units outstanding (2005 – 1,581,240; 2004 – 2,160,146).
Directors’ Deferred Stock Unit Plan (DDSU)
Under the DDSU Plan, non-officer directors of the Bank may elect to receive all or a portion of their fee for that fiscal year (which is expensed by the Bank in other expenses in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only following resignation or retirement and must be redeemed by December 31 of the year following that event. As at October 31, 2006, there were 181,823 units outstanding (2005 – 145,593; 2004 – 114,774).
Restricted Share Unit Plan (RSU)
Under the RSU Plan, selected employees receive an award of restricted share units which vest at the end of three years, at which time the units are paid, in cash, to the employee. The stock-based compensation expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date, in which case the expense is recognized between the grant date and the date the employee is eligible to retire. As at October 31, 2006, there were 3,597,093 units (2005 – 5,179,850; 2004 –5,281,075) awarded and outstanding of which 3,144,875 were vested.
Performance Share Unit Plan (PSU)
In 2004, the Bank introduced the PSU Plan for eligible executives. PSU awards vest at the end of three years and a portion of the PSU awards are subject to performance criteria measured over a three-year period. The three-year performance measures include return on equity compared to target and total shareholder return relative to the other major Canadian banks. The stock-based compensation expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date, in which case the expense is recognized between the grant date and the date the employee is eligible to retire. This expense varies based on performance compared to the performance measures. Upon vesting, the units are paid, in cash, to the employee. As at October 31, 2006, there were 2,422,239 units (2005 – 1,279,483) awarded and outstanding [including 800,604 units (2005 – 423,177) subject to performance criteria] of which 1,601,187 were vested.
Scotia Capital Deferred Payment Plan
Under the Scotia Capital Deferred Payment Plan, a portion of the bonus received by certain employees (which is accrued and expensed in the year to which it relates) is allocated to employees in the form of units. These units are subsequently paid, in cash, to the qualifying employees over each of the following three years.
     Changes in the value of the units, which arise from fluctuations in the market price of the Bank’s common shares, are expensed in the same manner as the Bank’s other stock-based compensation plans in salaries and employee benefits expense in the Consolidated Statement of Income.

110     2006 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
16. Corporate income taxes
Corporate income taxes recorded in the Bank’s consolidated financial statements for the years ended October 31 are as follows:
(a) Components of income tax provision

For the year ended October 31 ($ millions)	2006	2005	2004

Provision for income taxes in the Consolidated Statement of Income:
Current	$1,050	$1,078	$873
Future	(178)	(231)	(87)

	872	847	786

Provision for future income taxes in the Consolidated Statement of Changes in Shareholders’ Equity	(13)	(3)	(1)

Total provision for income taxes	$859	$844	$785

Current income taxes:
Domestic:
Federal	$269	$377	$210
Provincial	178	213	182
Foreign	603	488	481

	1,050	1,078	873

Future income taxes:
Domestic:
Federal	(144)	(198)	(52)
Provincial	(15)	(45)	(7)
Foreign	(32)	9	(29)

	(191)	(234)	(88)

Total provision for income taxes	$859	$844	$785

(b) Reconciliation to statutory rate
Income taxes in the Consolidated Statement of Income vary from the amounts that would be computed by applying the composite federal and provincial statutory income tax rate for the following reasons:

	2006		2005		2004
		Percent of		Percent of		Percent of
		pre-tax		pre-tax		pre-tax
For the year ended October 31 ($ millions)	Amount	income	Amount	income	Amount	income

Income taxes at statutory rate	$1,586	34.9%	$1,443	35.0%	$1,325	35.2%
Increase (decrease) in income taxes resulting from:
Lower average tax rate applicable to subsidiaries and foreign branches	(467)	(10.3)	(370)	(9.0)	(257)	(6.8)
Tax-exempt income from securities	(219)	(4.8)	(210)	(5.1)	(235)	(6.2)
Future income tax effect of substantively enacted tax rate changes	4	0.1	15	0.4	(22)	(0.6)
Other, net	(32)	(0.7)	(31)	(0.8)	(25)	(0.8)

Total income taxes and effective tax rate	$872	19.2%	$847	20.5%	$786	20.8%

(c) Future income taxes
The tax-effected temporary differences which result in future income tax assets and (liabilities) are as follows:

As at October 31 ($ millions)	2006	2005

Allowance for credit losses	$746	$659
Deferred compensation	391	301
Loss carryforwards(1)	174	105
Loss on disposal of subsidiary operations	87	87
Deferred income	59	82
Securities	2	(58)
Premises and equipment	(63)	(64)
Pension fund	(254)	(177)
Other	336	298

Net future income taxes(2)	$1,478	$1,233

(1)	Includes a gross future tax asset of $357 as at October 31, 2006 (2005 — $180), relating to subsidiaries’ unused income tax losses arising in prior years. This future tax asset has been reduced by a valuation allowance of $183 (2005 — $75), resulting in a net future tax asset of $174 (2005 — $105). Should the portion of the valuation allowance related to recent acquisitions be reduced in future periods, the reduction would be applied to goodwill.

(2)	Net future income taxes of $1,478 (2005 — $1,233) are represented by future income tax assets of $1,626 (2005 — $1,295), net of future income tax liabilities of $148 (2005 — $62).
Earnings of certain international subsidiaries are subject to tax only upon their repatriation to Canada. As repatriation is not currently planned in the foreseeable future, the Bank has not recognized a future income tax liability. If all international subsidiaries’ unremitted earnings were repatriated, taxes that would be payable as at October 31, 2006, are estimated to be $401 million (October 31, 2005 — $360 million).

2006 SCOTIABANK ANNUAL REPORT     111

CONSOLIDATED FINANCIAL STATEMENTS
17. Employee future benefits
The Bank sponsors a number of employee future benefit plans, including pensions and other post-retirement benefits, post-employment benefits and compensated absences for most of its employees globally. The following tables present financial information related to the Bank’s principal plans. The principal plans include pension and other benefit plans in Canada, the U.S., Mexico, Jamaica and the U.K.(1)

	Pension plans			Other benefit plans
For the year ended October 31 ($ millions)	2006	2005	2004	2006	2005	2004

Change in benefit obligation
Benefit obligation at beginning of year	$4,568	$3,790	$3,524	$1,041	$808	$747
Cost of benefits earned in the year	143	116	105	42	36	36
Interest cost on benefit obligation	253	250	239	60	55	51
Employee contributions	9	9	9	—	—	—
Benefits paid	(198)	(175)	(162)	(48)	(48)	(42)
Actuarial loss (gain)	(75)	560	136	(2)	200	40
Non-routine events(2)	(90)	36	(15)	(4)	(10)	(1)
Foreign exchange	(22)	(18)	(46)	(14)	—	(23)

Benefit obligation at end of year	$4,588	$4,568	$3,790	$1,075	$1,041	$808

Change in fair value of assets
Fair value of assets at beginning of year	$4,765	$4,097	$3,706	$207	$162	$162
Actual return on assets	440	702	540	27	17	12
Employer contributions	488	157	77	42	73	41
Employee contributions	9	9	9	—	—	—
Benefits paid	(198)	(175)	(162)	(48)	(48)	(42)
Non-routine events(2)	(75)	—	(12)	—	—	—
Foreign exchange	(39)	(25)	(61)	(7)	3	(11)

Fair value of assets at end of year(3)	$5,390	$4,765	$4,097	$221	$207	$162

Funded status
Excess (deficit) of fair value of assets over benefit obligation at end of year	$802	$197	$307	$(854)	$(834)	$(646)
Unrecognized net actuarial loss	537	780	663	325	366	180
Unrecognized past service costs	86	81	63	(5)	(6)	(6)
Unrecognized transitional obligation (asset)	(364)	(411)	(460)	206	229	267
Valuation allowance	(195)	(182)	(171)	—	—	—
Employer contributions after measurement date	6	90	129	10	7	19

Net prepaid (accrued) benefit expense at end of year	$872	$555	$531	$(318)	$(238)	$(186)

Recorded in:
Other assets in the Bank’s Consolidated Balance Sheet	$1,054	$729	$676	$6	$10	$4
Other liabilities in the Bank’s Consolidated Balance Sheet	(182)	(174)	(145)	(324)	(248)	(190)

Net prepaid (accrued) benefit expense at end of year	$872	$555	$531	$(318)	$(238)	$(186)

Annual benefit expense
Cost of benefits earned in the year	$143	$116	$105	$42	$36	$36
Interest cost on benefit obligation	253	250	239	60	55	51
Actual return on assets	(440)	(702)	(540)	(27)	(17)	(12)
Actuarial loss (gain) on benefit obligation	(75)	560	136	(2)	200	40
Non-routine events(2)	(16)	36	(3)	(4)	(10)	(1)

Elements of employee future benefit costs (income) before adjustments to recognize the long-term nature of employee future benefit costs	(135)	260	(63)	69	264	114

Adjustments to recognize the long-term nature of employee future benefit costs:
Difference between expected return and actual return on plan assets	97	412	272	12	6	—
Difference between net actuarial loss (gain) recognized and actual actuarial loss (gain) on benefit obligation	125	(528)	(105)	19	(193)	(33)
Difference between amortization of non-routine events and actual non-routine events	23	(28)	9	4	10	—
Amortization to recognize transitional obligation (asset)	(42)	(44)	(43)	22	19	23

	203	(188)	133	57	(158)	(10)
Valuation allowance provided against prepaid benefit expense	13	11	16	—	—	—

Benefit expense recognized, excluding defined contribution benefit expense	81	83	86	126	106	104

Defined contribution benefit expense recognized	3	—	—	—	—	—

Total benefit expense recognized	$84	$83	$86	$126	$106	$104

(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in these disclosures.

(2)	Non-routine events include plan amendments, acquisitions, divestitures, transfers, etc.

(3)	The fair value of pension plan assets invested in common shares of the Bank totalled $552 (2005 — $540; 2004 — $498).

112     2006 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
Included in the benefit obligation and fair value of assets are the following amounts in respect of plans that are not fully funded:

	Pension plans			Other benefit plans
For the year ended October 31 ($ millions)	2006	2005	2004	2006	2005	2004

Benefit obligation(1)	$628	$787	$830	$1,075	$1,041	$808
Fair value of assets	326	379	497	221	207	162

Deficit of fair value of assets over benefit obligation	$(302)	$(408)	$(333)	$(854)	$(834)	$(646)

(1)	Includes the benefit obligation of $266 at the end of 2006 (2005 — $278; 2004 — $230) related to supplemental unfunded pension arrangements.
Key weighted-average assumptions (%)(1)
The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense are summarized as follows:

	Pension plans			Other benefit plans
For the year ended October 31	2006	2005	2004	2006	2005	2004

To determine benefit obligation at end of year
Discount rate	5.75%	5.50%	6.50%	6.00%	5.75%	6.90%
Rate of increase in future compensation(2)	3.50%	3.55%	3.75%	4.40%	3.85%	4.00%
To determine benefit expense (income) for the year
Discount rate	5.50%	6.50%	6.50%	5.75%	6.90%	6.85%
Assumed long-term rate of return on assets	7.50%	7.25%	7.25%	7.60%	7.30%	7.60%
Rate of increase in future compensation(2)	3.55%	3.75%	3.95%	4.55%	4.00%	4.00%
Health care cost trend rates at end of year
Initial rate	n/a	n/a	n/a	8.30%	8.90%	8.10%
Ultimate rate	n/a	n/a	n/a	4.60%	4.60%	4.90%
Year ultimate rate reached	n/a	n/a	n/a	2014	2014	2011

(1)	Includes international plans which generally have higher rates than Canadian plans. The discount rate used to determine the 2006 benefit expense for the main pension plan was 5.25% (2005 — 6.25%; 2004 — 6.50%) and the discount rate for the other Canadian pension and benefit plans was 5.25% (2005 — 6.50%; 2004 — 6.50%). The discount rate for the 2006 end of year benefit obligation was 5.50% for all Canadian pension and other benefit plans (2005 — 5.25% for all Canadian pension and other benefit plans; 2004 — 6.25% for the main pension plan and 6.50% for the other Canadian pension and other benefit plans); and the assumed long-term rate of return on assets for all Canadian pension plans was 7.25% (2005 — 7.00%; 2004 — 7.00%).

(2)	The 2006 weighted-average rates shown for other benefit plans do not include Canadian flexible post-retirement benefits plans established in fiscal 2005, as they are not impacted by future compensation increases.
Sensitivity analysis

	Pension plans		Other benefit plans
For the year ended October 31, 2006 ($ millions)	Benefit obligation	Benefit expense	Benefit obligation	Benefit expense

Impact of 1% decrease in discount rate	$795	$80	$175	$14
Impact of 1% decrease in assumed long-term rate of return on assets	—	41	n/a	2
Impact of 0.25% increase in rate of increase in future compensation	55	10	1	—
Impact of 1% increase in health care cost trend rate	n/a	n/a	133	20
Impact of 1% decrease in health care cost trend rate	n/a	n/a	(105)	(16)

Assets
The Bank’s principal plans’ weighted-average asset allocations at the measurement date, by asset category, are as follows:

	Pension plans			Other benefit plans
Asset category	2006	2005	2004	2006	2005	2004

Equity investments	67%	66%	67%	17%	15%	13%
Fixed income investments	32%	33%	32%	83%	85%	87%
Other	1%	1%	1%	—	—	—

Total	100%	100%	100%	100%	100%	100%

Actuarial valuations
Actuarial valuations for the Bank’s principal pension plans are generally required every three years. The most recent actuarial valuation of the Bank’s main pension plan was conducted as of November 1, 2004, and the date of the next required valuation is November 1, 2007 (this plan accounts for 70% of principal pension plans’ benefit obligation and 72% of principal pension plans’ fair value of assets). The Bank may choose to perform a valuation at another date, which is earlier than November 1, 2007. Actuarial valuations for the Bank’s principal other benefit plans are generally carried out every two to three years, with the most recent valuation completed as of July 31, 2005 for the other post-retirement benefits and July 31, 2006 for post-employment benefits. The next actuarial valuations are currently scheduled in 2008.
Cash payments and contributions
In fiscal year 2006, the Bank made cash payments of $404 million (2005 — $118 million; 2004 — $179 million) to fund the principal defined benefit pension plans, including the payment of benefits to beneficiaries under the unfunded pension arrangements. The Bank also made cash payments of $45 million (2005 — $61 million; 2004 — $51 million) during the year to the principal other benefit plans, primarily in respect of benefit payments to beneficiaries under these plans. The Bank also made cash payments of $3 million to the principal defined contribution pension plans.

2006 SCOTIABANK ANNUAL REPORT     113

CONSOLIDATED FINANCIAL STATEMENTS
18. Earnings per common share

For the year ended October 31 ($ millions)	2006	2005	2004

Basic earnings per common share
Net income	$3,579	$3,209	$2,908
Preferred dividends paid	30	25	16

Net income available to common shareholders	$3,549	$3,184	$2,892

Average number of common shares outstanding (millions)	988	998	1,010

Basic earnings per common share(1)	$3.59	$3.19	$2.87

Diluted earnings per common share
Net income available to common shareholders	$3,549	$3,184	$2,892

Average number of common shares outstanding (millions)	988	998	1,010
Stock options potentially exercisable (millions)(2)	13	14	16

Average number of diluted common shares outstanding (millions)(3)	1,001	1,012	1,026

Diluted earnings per common share(1)	$3.55	$3.15	$2.82

(1)	Earnings per share calculations are based on full dollar and share amounts.

(2)	Reflects the potential dilutive effect of stock options granted under the Bank’s Stock Option Plans as determined under the treasury stock method. Excludes options with Tandem SAR features as these options are expensed and booked as liabilities. All other stock options are included in the computation.

(3)	Certain convertible instruments have not been included in the calculation since the Bank has the right to redeem them for cash prior to conversion date.
19. Related party transactions
In the ordinary course of business, the Bank provides normal banking services to its associated and other related corporations on terms similar to those offered to non-related parties.
     In Canada, loans are currently granted to directors, officers and employees at market terms and conditions. In some of the Bank’s foreign subsidiaries and branches, in accordance with local practices and laws, loans may be made available to officers and employees of those foreign units at reduced rates or on preferred terms. Effective March 1, 2001, the Bank discontinued the practice of granting loans to officers and employees in Canada at reduced rates. Any of these loans granted prior to March 1, 2001, are grandfathered until maturity.
     Directors can use some or all of their director fees earned to buy common shares of the Bank at market rates through the Directors’ Share Purchase Plan.
     Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Commencing in fiscal 2004, the Bank no longer grants stock options to non-officer directors. Refer to Note 15 - Stock-based compensation for further details of these plans.
20. Segmented results of operations
Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Domestic Banking, International Banking, and Scotia Capital.
     Domestic Banking, including wealth management operations, provides a comprehensive array of retail and commercial banking services through branch and electronic delivery channels, to individuals and small to medium-sized businesses in Canada. The retail services include consumer and mortgage lending, credit and debit card services, savings, chequing and retirement products, personal trust services, retail brokerage, mutual funds and transaction services. In addition to credit, commercial clients are provided with deposit and cash management services.
     International Banking supplies retail and commercial banking services through branches, subsidiaries and foreign affiliates. The products, services and channels offered are generally the same as those in Domestic Banking.
     Scotia Capital is an integrated corporate and investment bank which services the credit, capital market and risk management needs of the Bank’s global relationships with large corporations, financial institutions and governments. The services provided include credit and related products, debt and equity underwriting, foreign exchange, derivative products, precious metals products and financial advisory services. Also, it conducts trading activities for its own account and provides short-term Canadian dollar funding for the Bank.
     The Other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to an operating segment.
     The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 1. The only notable accounting measurement difference is the grossing up of tax-exempt net interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income arising from taxable and tax-exempt sources.
     Because of the complexity of the Bank, various estimates and allocation methodologies are used in the preparation of the business segment financial information. The assets and liabilities are transfer-priced at wholesale market rates, and corporate expenses are allocated to each segment based on utilization. As well, capital is apportioned to the business segments on a risk- based methodology. Transactions between segments are recorded within segment results as if conducted with a third party and are eliminated on consolidation.

114     2006 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
For the year ended October 31, 2006 ($ millions)

	Domestic	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income	$3,682	$2,306	$951	$(531)	$6,408
Provision for credit losses	279	60	(63)	(60)	216
Other income	1,935	939	1,437	489	4,800

Net interest and other income	5,338	3,185	2,451	18	10,992
Depreciation and amortization	143	62	23	2	230
Other non-interest expenses	3,326	1,865	932	90	6,213

Income before the undernoted:	1,869	1,258	1,496	(74)	4,549
Provision for income taxes	581	98	443	(250)	872
Non-controlling interest in net income of subsidiaries	—	98	—	—	98

Net income	$1,288	$1,062	$1,053	$176	$3,579
Preferred dividends paid	9	8	6	7	30

Net income available to common shareholders	$1,279	$1,054	$1,047	$169	$3,549

Total average assets ($ billions)	$136	$56	$130	$29	$351

For the year ended October 31, 2005 ($ millions)

	Domestic	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income	$3,576	$1,969	$849	$(523)	$5,871
Provision for credit losses	274	70	(71)	(43)	230
Other income	1,819	793	1,320	597	4,529

Net interest and other income	5,121	2,692	2,240	117	10,170
Depreciation and amortization	130	50	20	2	202
Other non-interest expenses	3,166	1,662	909	104	5,841

Income before the undernoted:	1,825	980	1,311	11	4,127
Provision for income taxes	566	103	390	(212)	847
Non-controlling interest in net income of subsidiaries	—	71	—	—	71

Net income	$1,259	$806	$921	$223	$3,209
Preferred dividends paid	6	6	6	7	25

Net income available to common shareholders	$1,253	$800	$915	$216	$3,184

Total average assets ($ billions)	$123	$50	$112	$24	$309

For the year ended October 31, 2004 ($ millions)

	Domestic	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income	$3,494	$1,858	$937	$(588)	$5,701
Provision for credit losses	317	70	106	(103)	390
Other income	1,671	741	1,227	681	4,320

Net interest and other income	4,848	2,529	2,058	196	9,631
Depreciation and amortization	137	57	21	1	216
Other non-interest expenses	3,080	1,549	939	78	5,646

Income before the undernoted:	1,631	923	1,098	117	3,769
Provision for income taxes	522	126	275	(137)	786
Non-controlling interest in net income of subsidiaries	—	75	—	—	75

Net income	$1,109	$722	$823	$254	$2,908
Preferred dividends paid	4	4	4	4	16

Net income available to common shareholders	$1,105	$718	$819	$250	$2,892

Total average assets ($ billions)	$112	$49	$109	$14	$284

(1)	Includes revenues from all other smaller operating segments of $372 in 2006 (2005 — $432; 2004 — $445), and net income available to common shareholders of $207 in 2006 (2005 — $274; 2004 — $266). As well, includes corporate adjustments such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes of $440 (2005 — $326; 2004 — $274), changes in the general allowance, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

2006 SCOTIABANK ANNUAL REPORT     115

CONSOLIDATED FINANCIAL STATEMENTS
Geographical segmentation(1)
The following table summarizes the Bank’s financial results by geographic region. Revenues and expenses which have not been allocated back to specific operating business lines are reflected in corporate adjustments.

		United		Other
For the year ended October 31, 2006 ($ millions)	Canada	States	Mexico	International	Total

Net interest income	$4,029	$71	$802	$1,656	$6,558
Provision for credit losses	273	(41)	27	17	276
Other income	2,883	581	403	726	4,593
Non-interest expenses	4,110	241	630	1,448	6,429
Provision for income taxes	478	138	(17)	153	752
Non-controlling interest in net income of subsidiaries	—	—	15	83	98
Preferred dividends paid	12	2	3	7	24

	$2,039	$312	$547	$674	$3,572

Corporate adjustments					(23)

Net income available to common shareholders					$3,549

Total average assets ($ billions)	$227	$31	$21	$66	$345

Corporate adjustments					6

Total average assets, including corporate adjustments					$351

		United		Other
For the year ended October 31, 2005 ($ millions)	Canada	States	Mexico	International	Total

Net interest income	$3,808	$199	$690	$1,438	$6,135
Provision for credit losses	262	(93)	34	70	273
Other income	2,737	484	363	716	4,300
Non-interest expenses	3,917	246	669	1,185	6,017
Provision for income taxes	450	216	1	142	809
Non-controlling interest in net income of subsidiaries	—	—	10	61	71
Preferred dividends paid	9	2	2	6	19

	$1,907	$312	$337	$690	$3,246

Corporate adjustments					(62)

Net income available to common shareholders					$3,184

Total average assets ($ billions)	$205	$25	$19	$57	$306

Corporate adjustments					3

Total average assets, including corporate adjustments					$309

		United		Other
For the year ended October 31, 2004 ($ millions)	Canada	States	Mexico	International	Total

Net interest income	$3,624	$334	$599	$1,441	$5,998
Provision for credit losses	303	54	6	130	493
Other income	2,495	513	331	727	4,066
Non-interest expenses	3,794	262	618	1,158	5,832
Provision for income taxes	384	194	12	175	765
Non-controlling interest in net income of subsidiaries	—	—	15	60	75
Preferred dividends paid	6	2	1	3	12

	$1,632	$335	$278	$642	$2,887

Corporate adjustments					5

Net income available to common shareholders					$2,892

Total average assets ($ billions)	$188	$21	$17	$56	$282

Corporate adjustments					2

Total average assets, including corporate adjustments					$284

(1)	Revenues are attributed to countries based on where services are performed or assets are recorded.
116     2006 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
21. Guarantees, commitments and contingent liabilities
(a) Guarantees
A guarantee is a contract that contingently requires the guarantor to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate or other variable, including the occurrence or non-occurrence of an event, that is related to an asset, liability or equity security held by the guaranteed party, (ii) an indemnification provided to the third party with the characteristics listed above, (iii) another entity’s failure to perform under an obligating agreement, or (iv) another entity’s failure to perform in relation to its indebtedness. The various guarantees and indemnifications that the Bank provides to its customers and other third parties are presented below.

	2006	2005
	Maximum potential	Maximum potential
	amount of future	amount of future
As at October 31 ($ millions)	payments(1)	payments(1)

Standby letters of credit and letters of guarantee	$18,486	$15,777
Liquidity facilities	10,090	7,728
Derivative instruments	1,521	1,042
Securitizations	170	809
Indemnifications	549	555

(1)	The maximum potential amount of future payments represents those guarantees that can be quantified and excludes other guarantees that cannot be quantified. As many of these guarantees will not be drawn upon and the maximum potential amount of future payments listed above does not consider the possibility of recovery under recourse or collateral provisions, the above amounts are not indicative of future cash requirements, credit risk, or the Bank’s expected losses from these arrangements.
Standby letters of credit and letters of guarantee
Standby letters of credit and letters of guarantee are issued at the request of a Bank customer in order to secure the customer’s payment or performance obligations to a third party. These guarantees represent an irrevocable obligation of the Bank to pay the third-party beneficiary upon presentation of the guarantee and satisfaction of the documentary requirements stipulated therein, without investigation as to the validity of the beneficiary’s claim against the customer. Generally, the term of these guarantees does not exceed four years. The types and amounts of collateral security held by the Bank for these guarantees is generally the same as for loans. As at October 31, 2006, $12 million (2005 — $6 million) was included in other liabilities in the Consolidated Balance Sheet with respect to these guarantees.
     The Bank provides partial credit enhancements in the form of financial standby letters of credit to commercial paper conduits, administered by the Bank and by third parties. As at October 31, 2006, these credit enhancements amounted to $43 million (2005 — $27 million) and are included within standby letters of credit and letters of guarantee in the above table. The credit enhancements are provided to ensure a high investment grade credit rating is achieved for notes issued by the conduits. Generally, these facilities have a term of up to one year. No amounts have been recorded in the Consolidated Balance Sheet with respect to these facilities.
Liquidity facilities
The Bank provides backstop liquidity facilities to asset-backed commercial paper conduits, administered by the Bank and by third parties. These facilities provide an alternative source of financing, in the event market disruption prevents the conduit from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. Generally, these facilities have a term of up to one year.
Derivative instruments
The Bank enters into written credit derivative contracts under which a counterparty is compensated for losses on a specified referenced asset, typically a loan or bond, if a default or other defined triggering event occurs. The Bank also enters into written option contracts under which a counterparty is granted the right, but not the obligation, to sell a specified quantity of a financial instrument at a pre-determined price on or before a set date. These written option contracts are normally referenced to interest rates, foreign exchange rates or equity prices. Typically, a corporate or government entity is the counterparty to the written credit derivative and option contracts that meet the characteristics of guarantees described above. The maximum potential amount of future payments disclosed in the table above relates to written credit derivatives, puts and floors. However, these amounts exclude certain derivatives contracts, such as written caps, as the nature of these contracts prevents quantification of the maximum potential amount of future payments. As at October 31, 2006, $42 million (2005 — $47 million) was included in Trading derivatives’ market valuation in the Consolidated Balance Sheet with respect to these derivative instruments.
Securitizations
The Bank’s revolving securitization agreements may require payments to be made to the trusts under certain limited circumstances. These guarantees will be outstanding for the remaining term to maturity of the trusts’ securitization notes, which is on average 40 months. These payments are contingent on failure to maintain a minimum pool size due to the occurrence of certain limited predefined events.
Indemnifications
In the ordinary course of business, the Bank enters into many contracts which contain indemnification provisions, such as purchase contracts, service agreements, trademark licensing agreements, escrow arrangements, sales of assets or businesses, outsourcing agreements, leasing arrangements, clearing system arrangements, securities lending agency agreements and structured transactions. In such contracts, the Bank may indemnify counterparties to the contracts for certain aspects of the Bank’s past conduct if other parties fail to perform, or if certain events occur, such as changes in laws and regulations (including tax legislation), changes in financial condition of third parties, infringements and breaches of representations and warranties, undisclosed liabilities, and loss caused by the actions of third parties, or as a result of litigation claims by third parties. These indemnification provisions will vary based upon the contract. In certain types of arrangements, the Bank may in turn obtain indemnifications from other parties to the arrangement or may have access to collateral under recourse provisions. In many cases, there are no pre-determined amounts or limits included in these indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the Bank cannot estimate in all cases the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities. As at October 31, 2006, $12 million (2005 — $13 million) was included in other liabilities in the Consolidated Balance Sheet with respect to indemnifications.
2006 SCOTIABANK ANNUAL REPORT     117

CONSOLIDATED FINANCIAL STATEMENTS
(b) Other indirect commitments
In the normal course of business, various other indirect commitments are outstanding which are not reflected on the Consolidated Balance Sheet. These may include:
–	Commercial letters of credit which require the Bank to honour drafts presented by a third party when specific activities are completed;

–	Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities, subject to specific conditions;

–	Securities lending transactions under which the Bank, acting as principal or agent, agrees to lend securities to a borrower. The borrower must fully collateralize the security loan at all times. The market value of the collateral is monitored relative to the amounts due under the agreements, and where necessary, additional collateral is obtained; and

–	Security purchase commitments which require the Bank to fund future investments.
These financial instruments are subject to normal credit standards, financial controls and monitoring procedures.
The table below provides a detailed breakdown of the Bank’s other indirect commitments expressed in terms of the contractual amounts of the related commitment or contract which are not reflected on the Consolidated Balance Sheet.

As at October 31 ($ millions)	2006(1)	2005(1)

Commercial letters of credit	$982	$937
Commitments to extend credit:
Original term to maturity of one year or less	61,453	57,574
Original term to maturity of more than one year	44,465	42,335
Securities lending	8,682	6,675
Security purchase and other commitments	3,299	1,747

Total	$118,881	$109,268

(1)	Amounts relating to variable interest entities are disclosed in Note 6.
(c) Lease commitments and other executory contracts
Minimum future rental commitments at October 31, 2006, for buildings and equipment under long-term, non-cancellable leases are shown below.

For the year ($ millions)

2007	$166
2008	143
2009	117
2010	93
2011	70
2012 and thereafter	196

Total	$785

     Building rent expense, net of rental income from subleases, included in the Consolidated Statement of Income was $181 million (2005 — $176 million; 2004 — $170 million).
In addition, the Bank and its subsidiaries have entered into certain long-term executory contracts relating to outsourced services. The significant outsourcing arrangements have variable pricing based on utilization and are cancellable with notice.
(d) Assets pledged and repurchase agreements
In the ordinary course of business, securities and other assets are pledged against liabilities. As well, securities are sold under repurchase agreements. Details of these activities are shown below.

As at October 31 ($ millions)	2006	2005

Assets pledged to:
Bank of Canada(1)	$25	$25
Foreign governments and central banks(1)	2,605	2,799
Clearing systems, payment systems and depositories(1)	1,531	1,412
Assets pledged in relation to exchange-traded derivative transactions	108	148
Assets pledged as collateral related to securities borrowed, and securities lent	24,955	15,883
Assets pledged in relation to over-the-counter derivative transactions	1,744	1,366
Other	1,609	—

Total assets pledged	$32,577	$21,633
Obligations related to securities sold under repurchase agreements	33,470	26,032

Total	$66,047	$47,665

(1)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or to have access to the facilities of central banks in foreign jurisdictions.
(e) Litigation
In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants.
     In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be; however, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation will have a material adverse effect on the consolidated financial position, or results of operations of the Bank.
118     2006 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
22. Financial instruments
(a) Fair value
Fair value amounts represent estimates of the consideration that would currently be agreed upon between knowledgeable, willing parties who are under no compulsion to act and is best evidenced by a quoted market price, if one exists. Many of the Bank’s financial instruments lack an available trading market. Therefore, these instruments have been valued using present value or other valuation techniques and may not necessarily be indicative of the amounts realizable in an immediate settlement of the instruments. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and may not be reflective of future fair values.
     Changes in interest rates are the main cause of changes in the fair value of the Bank’s financial instruments. The majority of the Bank’s financial instruments are carried at historical cost and are not adjusted to reflect increases or decreases in fair value due to market fluctuations, including those due to interest rate changes. For those financial instruments held for trading purposes, the carrying value is adjusted regularly to reflect the fair value.
The following table sets out the fair values of on-balance sheet financial instruments and derivative instruments of the Bank using the valuation methods and assumptions described below. The fair values disclosed do not reflect the value of assets and liabilities that are not considered financial instruments, such as land, buildings and equipment.

	2006				2005
	Total	Total		Favourable/	Total	Total		Favourable/
	fair	book		(Unfavour-	fair	book		(Unfavour-
As at October 31 ($ millions)	value	value		able)	value	value		able)

Assets:
Cash resources	$23,376	$23,376		$—	$20,505	$20,505		$—
Securities	96,593	95,502		1,091 (1)	74,618	73,459		1,159 (1)
Loans	228,486	228,479		7	191,956	191,005		951
Customers’ liability under acceptances	9,555	9,555		—	7,576	7,576		—
Other	4,075	4,075		—	3,959	3,959		—
Liabilities:
Deposits	264,282	263,914		(368)	218,002	217,445		(557)
Acceptances	9,555	9,555		—	7,576	7,576		—
Obligations related to securities sold under repurchase agreements	33,470	33,470		—	26,032	26,032		—
Obligations related to securities sold short	13,396	13,396		—	11,250	11,250		—
Other	24,629	24,629		—	19,072	19,072		—
Subordinated debentures	2,444	2,271		(173)	2,810	2,597		(213)
Capital instrument liabilities	809	750		(59)	830	750		(80)
Derivatives (Note 23)	(873)	(771)	(2)	(102)	(149)	(137	)(2)	(12)

(1)	This excludes net deferred hedge losses on securities of $93 (2005 — $109).

(2)	This represents a net liability.
The book value of financial assets and financial liabilities held for purposes other than trading may exceed their fair value due primarily to changes in interest rates. In such instances, the Bank does not reduce the book value of these financial assets and financial liabilities to their fair value as it is the Bank’s intention to hold them until there is a recovery of fair value, which may be to maturity.
Determination of fair value
The following methods and assumptions were used to estimate the fair values of on-balance sheet financial instruments.
     The fair values of cash resources, securities purchased under resale agreements, customers’ liability under acceptances, other assets, obligations related to securities sold under repurchase agreements, acceptances and other liabilities are assumed to approximate their carrying values, due to their short-term nature.
     The fair value of securities is assumed to be equal to the estimated market value of securities provided in Note 3. The fair value of obligations related to securities sold short is assumed to be equal to their book value as they are carried at market value. These market values are based on quoted prices, when available. When a quoted price is not readily available, market values are estimated using quoted market prices of similar securities, or other valuation techniques.
2006 SCOTIABANK ANNUAL REPORT     119

CONSOLIDATED FINANCIAL STATEMENTS
     The estimated fair value of loans reflects changes in the general level of interest rates that have occurred since the loans were originated. The particular valuation methods used are as follows:
–	For loans to designated emerging markets, fair value is based on quoted market prices.

–	For floating rate loans, fair value is assumed to be equal to book value as the interest rates on these loans automatically reprice to market.

–	For all other loans, fair value is determined by discounting the expected future cash flows of these loans at market rates for loans with similar terms and risks.
     The fair values of deposits payable on demand or after notice or floating rate deposits payable on a fixed date are assumed to be equal to their carrying values. The estimated fair values of fixed-rate deposits payable on a fixed date are determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and risks.
     The fair values of subordinated debentures and capital instrument liabilities are determined by reference to quoted market prices. When quoted market prices are not available, fair values are estimated using current market prices for debt with similar terms and risks.
(b) Interest rate risk
The following table summarizes carrying amounts of balance sheet assets, liabilities and equity, and off-balance sheet financial instruments in order to arrive at the Bank’s interest rate gap based on the earlier of contractual repricing or maturity dates. To arrive at the Bank’s view of its effective interest rate gap, adjustments are made to factor in expected mortgage and loan repayments based on historical patterns and reclassify the Bank’s trading instruments to the Immediately rate sensitive and Within 3 months categories.

	Immediately	Within	Three to	One to	Over	Non-rate
As at October 31, 2006 ($ millions)	rate sensitive(1)	3 months	12 months	5 years	5 years	sensitive		Total

Cash resources	$231	$14,397	$2,851	$67	$—	$5,830		$23,376
Investment securities	278	12,604	3,489	10,254	3,647	2,740	(2)	33,012
Trading securities	—	7,984	8,046	7,417	9,790	29,253		62,490
Loans	26,887	107,806	21,697	67,297	5,529	(737	)(3)	228,479
Other assets	—	—	—	—	—	31,649	(4)	31,649

Total assets	$27,396	$142,791	$36,083	$85,035	$18,966	$68,735		$379,006

Deposits	$28,653	$154,588	$36,151	$29,783	$4,555	$10,184		$263,914
Obligations related to securities sold under repurchase agreements	—	31,971	1,499	—	—	—		33,470
Obligations related to securities sold short	—	2,080	2,264	2,277	5,301	1,474		13,396
Subordinated debentures	—	—	740	1,031	500	—		2,271
Capital instrument liabilities	—	—	—	750	—	—		750
Other liabilities	—	7,554	85	—	—	40,019	(4)	47,658
Shareholders’ equity	—	—	—	—	—	17,547	(4)	17,547

Total liabilities and shareholders’ equity	$28,653	$196,193	$40,739	$33,841	$10,356	$69,224		$379,006

On-balance sheet gap	(1,257)	(53,402)	(4,656)	51,194	8,610	(489)		—
Off-balance sheet gap	—	9,721	(11,206)	777	708	—		—

Interest rate sensitivity gap based on contractual repricing	(1,257)	(43,681)	(15,862)	51,971	9,318	(489)		—
Adjustment to expected repricing	13,477	30,799	11,462	(28,303)	(5,397)	(22,038)		—

Total interest rate sensitivity gap	$12,220	$(12,882)	$(4,400)	$23,668	$3,921	$(22,527)		$—
Cumulative gap	12,220	(662)	(5,062)	18,606	22,527	—		—

As at October 31, 2005 ($ millions)

Total interest rate sensitivity gap	$13,834	$(8,914)	$(1,628)	$13,051	$3,941	$(20,284)	$—
Cumulative gap	13,834	4,920	3,292	16,343	20,284	—	—

(1)	Represents those financial instruments whose interest rates change concurrently with a change in the underlying interest rate basis, for example, prime rate loans.

(2)	This includes financial instruments such as common shares, non-term preferred shares, and shares in associated corporations.

(3)	This includes net impaired loans and the general allowance.

(4)	This includes non-financial instruments.
The tables on the following page summarize average effective yields, by the earlier of the contractual repricing or maturity dates, for the following on-balance sheet rate-sensitive financial instruments.
120     2006 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
Average effective yields by the earlier of the contractual repricing or maturity dates:

	Immediately	Within	Three to	One to	Over
As at October 31, 2006	rate sensitive	3 months	12 months	5 years	5 years	Total

Cash resources	4.3%	4.8%	5.0%	4.7%	—%	4.8%
Investment securities(2)	5.2	5.4	4.4	4.5	6.0	5.1
Trading securities	—	6.3	4.4	4.5	5.1	5.1
Loans(3)	7.0	6.2	6.3	5.7	7.2	6.2

Deposits(4)	4.0	4.0	4.1	4.0	5.1	4.0
Obligations related to securities sold under repurchase agreements(4)	—	4.8	6.5	—	—	4.9
Obligations related to securities sold short	—	4.6	4.2	4.3	4.3	4.3
Subordinated debentures(4)	—	—	6.0	5.8	8.6	6.5	(1)
Capital instrument liabilities(4)	—	—	—	7.1	—	7.1
Other liabilities	—	5.3	5.3	—	—	5.3

	Immediately	Within	Three to	One to	Over
As at October 31, 2005	rate sensitive	3 months	12 months	5 years	5 years	Total

Cash resources	4.8%	4.0%	5.4%	4.1%	—%	4.3%
Investment securities(2)	4.9	4.6	5.8	5.0	5.8	5.0
Trading securities	—	4.3	5.7	6.1	5.7	5.5
Loans(3)	6.2	5.1	5.5	5.7	7.7	5.5

Deposits(4)	2.5	3.1	3.2	3.9	6.3	3.2
Obligations related to securities sold under repurchase agreements(4)	—	4.7	7.7	—	—	4.9
Obligations related to securities sold short	—	3.0	3.4	4.0	4.7	4.2
Subordinated debentures(4)	—	—	5.5	6.0	8.6	6.4	(1)

Capital instrument liabilities(4)	—	—	—	6.6	7.3	7.1
Other liabilities	—	3.9	4.0	—	—	3.9

(1)	After adjusting for the impact of related derivatives, the yield was 6.2% (2005 — 5.2%).

(2)	Yields are based on book values and contractual interest or stated dividend rates adjusted for amortization of premiums and discounts. Yields on tax-exempt securities have not been computed on a taxable equivalent basis.

(3)	Yields are based on book values, net of allowance for credit losses, and contractual interest rates, adjusted for the amortization of any deferred income.

(4)	Yields are based on book values and contractual rates.
(c) Credit exposure
The following table summarizes the credit exposure of the Bank to businesses and governments, net of the allowance for credit losses.

	2006							2005
	Loans and		Derivative		Other
As at September 30 ($ millions)	acceptances	(1)	instruments	(2)	exposures	(3)	Total	Total

By sector:
Resource and manufacturing, excluding automotive	$21,359		$517		$5,305		$27,181	$23,510
Finance and government	18,386		9,162		6,624		34,172	24,594
Other	39,743		2,163		8,089		49,995	46,819

Total	$79,488		$11,842		$20,018		$111,348	$94,923

General allowance(2)(4)							1,290	1,308

							$110,058	$93,615

By geography(5):
Canada	$32,962		$5,546		$6,160		$44,668	$41,984
United States	14,231		2,911		10,071		27,213	19,364
Mexico	5,555		5		254		5,814	5,768
Other International	26,740		3,380		3,533		33,653	27,807

Total	$79,488		$11,842		$20,018		$111,348	$94,923

General allowance(2)(4)							1,290	1,308

							$110,058	$93,615

(1)	Excludes securities purchased under resale agreements.

(2)	Derivative instruments and general allowance are as at October 31.

(3)	Comprises guarantees and letters of credit.

(4)	The remaining $17 (2005 — $22) of the $1,307 (2005 — $1,330) general allowance relates to loans other than business and government.

(5)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure.
2006 SCOTIABANK ANNUAL REPORT     121

CONSOLIDATED FINANCIAL STATEMENTS
(d) Anticipatory hedges
In its normal course of business, the Bank may decide to hedge anticipatory transactions such as future foreign revenues and expenses and planned deposit campaigns. As at October 31, 2006, and 2005, there were no material anticipatory hedges outstanding.
23. Derivative instruments
(a) Notional amounts
The following table provides the aggregate notional amounts of off-balance sheet derivative instruments outstanding by type and segregated between those used by the Bank in its dealer capacity (Trading) and those used in the Bank’s asset/liability risk management process (ALM). The notional amounts of these contracts represent the derivatives volume outstanding and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. The notional amounts represent the amount to which a rate or price is applied to determine the amount of cash flows to be exchanged. Other derivative contracts — other includes precious metals other than gold, and base metal derivatives.

	2006			2005
As at October 31 ($ millions)	Trading	ALM	Total	Trading	ALM	Total

Interest rate contracts
Exchange-traded:
Futures	$112,055	$12,199	$124,254	$58,526	$13,647	$72,173
Options purchased	13,788	—	13,788	8,568	—	8,568
Options written	2,128	—	2,128	—	—	—

	127,971	12,199	140,170	67,094	13,647	80,741

Over-the-counter:
Forward rate agreements	13,649	10,070	23,719	18,174	9,735	27,909
Swaps	386,311	85,844	472,155	357,252	58,673	415,925
Options purchased	21,384	2,908	24,292	21,978	4,751	26,729
Options written	23,970	1,921	25,891	28,952	648	29,600

	445,314	100,743	546,057	426,356	73,807	500,163

Total	$573,285	$112,942	$686,227	$493,450	$87,454	$580,904

Foreign exchange and gold contracts
Exchange-traded:
Futures	$6,868	$—	$6,868	$4,753	$—	$4,753
Options purchased	124	—	124	7	—	7
Options written	104	—	104	6	—	6

	7,096	—	7,096	4,766	—	4,766

Over-the-counter:
Spot and forwards	176,030	14,141	190,171	176,525	6,819	183,344
Swaps	60,356	25,004	85,360	49,745	11,818	61,563
Options purchased	2,475	—	2,475	2,200	—	2,200
Options written	2,478	—	2,478	2,146	—	2,146

	241,339	39,145	280,484	230,616	18,637	249,253

Total	$248,435	$39,145	$287,580	$235,382	$18,637	$254,019

Other derivative contracts
Equity: over-the-counter	$27,678	$3,595	$31,273	$24,151	$3,322	$27,473
Credit: over-the-counter	32,832	1,993	34,825	20,154	938	21,092
Other	4,731	31	4,762	2,840	—	2,840

Total	$65,241	$5,619	$70,860	$47,145	$4,260	$51,405

Total notional amounts outstanding	$886,961	$157,706	$1,044,667	$775,977	$110,351	$886,328

122     2006 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
(b) Remaining term to maturity
The following table summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative instruments by type:

	Within	One to	Over
As at October 31, 2006 ($ millions)	1 year	5 years	5 years	Total

Interest rate contracts
Futures	$107,420	$16,834	$–	$124,254
Forward rate agreements	23,384	335	–	23,719
Swaps	134,288	248,080	89,787	472,155
Options purchased	27,482	9,750	848	38,080
Options written	12,962	10,111	4,946	28,019

	305,536	285,110	95,581	686,227

Foreign exchange and gold contracts
Futures	5,351	1,517	–	6,868
Spot and forwards	180,257	8,874	1,040	190,171
Swaps	14,467	47,593	23,300	85,360
Options purchased	2,432	167	–	2,599
Options written	2,443	139	–	2,582

	204,950	58,290	24,340	287,580

Other derivative contracts
Equity	27,096	3,739	438	31,273
Credit	11,298	18,072	5,455	34,825
Other	4,178	584	–	4,762

	42,572	22,395	5,893	70,860

Total	$553,058	$365,795	$125,814	$1,044,667

	Within	One to	Over
As at October 31, 2005 ($ millions)	1 year	5 years	5 years	Total

Interest rate contracts
Futures	$57,910	$14,263	$–	$72,173
Forward rate agreements	25,914	1,995	–	27,909
Swaps	131,818	206,689	77,418	415,925
Options purchased	22,538	12,302	457	35,297
Options written	14,974	11,947	2,679	29,600

	253,154	247,196	80,554	580,904

Foreign exchange and gold contracts
Futures	3,529	1,224	–	4,753
Spot and forwards	173,778	8,315	1,251	183,344
Swaps	13,372	27,105	21,086	61,563
Options purchased	1,897	310	–	2,207
Options written	1,922	230	–	2,152

	194,498	37,184	22,337	254,019

Other derivative contracts
Equity	20,021	6,994	458	27,473
Credit	5,379	15,304	409	21,092
Other	2,599	241	–	2,840

	27,999	22,539	867	51,405

Total	$475,651	$306,919	$103,758	$886,328

2006 SCOTIABANK ANNUAL REPORT       123

CONSOLIDATED FINANCIAL STATEMENTS
(c) Credit risk
As with on-balance sheet assets, derivative instruments are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations to the Bank. However, whereas the credit risk of on-balance sheet assets is represented by the principal amount net of any applicable allowance for credit losses, the credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose the Bank to credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. Accordingly, credit risk of derivatives is represented by the positive fair value of the instrument.
     Negotiated over-the-counter derivatives often present greater credit exposure than exchange-traded contracts. The net change in the exchange-traded contracts is normally settled daily in cash with the exchange. Holders of these contracts look to the exchange for performance under the contract.
     The Bank strives to limit credit risk by dealing with counterparties that it believes are creditworthy, and manages its credit risk for derivatives through the same credit risk process applied to on-balance sheet assets.
     The Bank pursues opportunities to reduce its exposure to credit losses on derivative instruments. These opportunities include entering into master netting arrangements with counterparties. The credit risk associated with favourable contracts is eliminated by a master netting arrangement to the extent that unfavourable contracts with the same counterparty are not settled before favourable contracts.
The following table summarizes the credit exposure of the Bank’s derivatives. The credit risk amount (CRA) represents the estimated replacement cost, or positive fair value, for all contracts without taking into account any master netting or collateral arrangements that have been made. The CRA does not reflect actual or expected losses.
     The credit equivalent amount (CEA) is the CRA plus an add-on for potential future exposure. The add-on amount is based on a formula prescribed in the Capital Adequacy Guideline of the Superintendent. The risk-weighted balance is the CEA multiplied by counterparty risk factors prescribed by this Guideline. Other derivative contracts – other includes precious metals other than gold, and base metal derivatives.

			2006			2005
				Credit
		Credit risk	Potential	equivalent
		amount	future	amount	Risk-	Credit risk	Risk-
	Notional	(CRA)	exposure	(CEA)	weighted	amount	weighted
As at October 31 ($ millions)	amount	(a)	(b)	(a) + (b)	balance	(CRA)	balance

Interest rate contracts
Futures	$124,254	$–	$–	$–	$–	$–	$–
Forward rate agreements	23,719	13	5	18	8	6	5
Swaps	472,155	3,231	2,353	5,584	1,344	3,798	1,351
Options purchased	38,080	185	61	246	62	240	69
Options written	28,019	–	–	–	–	–	–

	686,227	3,429	2,419	5,848	1,414	4,044	1,425

Foreign exchange and gold contracts
Futures	6,868	–	–	–	–	–	–
Spot and forwards	190,171	2,914	2,109	5,023	1,403	3,372	1,532
Swaps	85,360	4,185	4,272	8,457	2,120	3,863	1,860
Options purchased	2,599	64	33	97	35	47	32
Options written	2,582	–	–	–	–	–	–

	287,580	7,163	6,414	13,577	3,558	7,282	3,424

Other derivative contracts
Equity	31,273	632	1,932	2,564	739	922	806
Credit	34,825	200	1,930	2,130	682	173	484
Other	4,762	418	305	723	273	68	97

	70,860	1,250	4,167	5,417	1,694	1,163	1,387

Total derivatives	$1,044,667	$11,842	$13,000	$24,842	$6,666	$12,489	$6,236

Less: impact of master netting agreements		5,772	4,814	10,586	2,484	6,529	2,358

Total		$6,070	$8,186	$14,256	$4,182	$5,960	$3,878

124       2006 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
(d) Fair value
Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives are determined using pricing models, which take into account current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions.
     The determination of the fair value of trading derivatives includes consideration, on a portfolio basis, of customer credit risk and ongoing direct costs over the life of the instruments.
The following table summarizes the fair value of derivatives segregated by type and segregated between trading and those derivatives used in the Bank’s asset/liability risk management process (ALM).

	2006		2006		2005
	Average fair value(1)		Year-end fair value		Year-end fair value
As at October 31 ($ millions)	Favourable	Unfavourable	Favourable	Unfavourable	Favourable	Unfavourable

Trading
Interest rate contracts
Forward rate agreements	$7	$4	$13	$1	$2	$6
Swaps	3,271	3,159	2,827	2,658	3,501	3,432
Options	204	226	184	193	224	264

	3,482	3,389	3,024	2,852	3,727	3,702

Foreign exchange and gold contracts
Forwards	4,167	3,992	2,810	2,629	3,327	3,263
Swaps	3,696	3,068	3,551	3,047	3,630	2,833
Options	70	70	64	63	47	67

	7,933	7,130	6,425	5,739	7,004	6,163

Other derivative contracts
Equity	713	1,252	337	1,578	657	838
Credit	196	621	194	816	166	415
Other	369	291	389	226	68	75

	1,278	2,164	920	2,620	891	1,328

Trading derivatives’ market valuation	$12,693	$12,683	$10,369	$11,211	$11,622	$11,193

ALM(2)
Interest rate contracts
Forward rate agreements			$–	$1	$4	$4
Swaps			404	409	297	351
Options			1	1	16	8

			405	411	317	363

Foreign exchange and gold contracts
Forwards			104	86	45	68
Swaps			634	988	233	982
Options			–	–	–	–

			738	1,074	278	1,050

Other derivative contracts
Equity			295	5	265	27
Credit			6	14	7	5
Other			29	–	–	–

			330	19	272	32

Total ALM derivatives’ market valuation			$1,473	$1,504	$867	$1,445

Total gross fair values before netting			$11,842	$12,715	$12,489	$12,638

Less: impact of master netting agreements			5,772	5,772	6,529	6,529

Total derivatives’ market valuation			$6,070	$6,943	$5,960	$6,109

(1)	The average fair value of trading derivatives’ market valuation for the year ended October 31, 2005 are favourable $12,894 and unfavourable $12,554. Average fair value amounts are based on month-end balances.

(2)	The changes in the fair values of these derivative financial instruments wholly or partially offset the changes in the fair values of related on-balance sheet financial instruments, specific firm commitments or forecasted transactions.
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24. Acquisitions
(a) Canadian acquisitions
The Bank completed the acquisitions of (i) the Canadian operations of the National Bank of Greece on February 3, 2006, and (ii) Maple Trust Company on March 31, 2006.
     The combined investment in these companies was approximately $306 million, which includes amounts invested directly in the acquired business. Total assets at acquisition were $2.2 billion, comprised almost entirely of loans. The estimated total goodwill of $140 million and other intangible assets of $52 million have been recorded in the Consolidated Balance Sheet. In addition to the purchase of Maple Trust Company, as part of the acquisition of the Canadian mortgage operations of Maple Financial Group Inc., the Bank purchased mortgages from the Group.
(b) International acquisitions
The Bank acquired two Peruvian banks, Banco Wiese Sudameris and Banco Sudamericano on March 9, 2006, which were subsequently merged. The combined incremental investment in these companies was $385 million, which includes amounts invested directly in the acquired business. The Bank now owns approximately 78% of the combined entity. Prior to the latter transaction, the Bank owned 35% of Banco Sudamericano. Total assets acquired were $3.8 billion, with the majority of the assets being loans. For the purchase of the Peruvian banks, estimated total goodwill of $189 million and other intangible assets of $34 million have been recorded in the Consolidated Balance Sheet.
     On September 1, 2006, the Bank also acquired Corporacion Interfin, the parent company of Banco Interfin in Costa Rica for $325 million. Total assets at acquisition were approximately $1.6 billion, with the majority of the assets being loans. The Bank has not completed its assessment and valuation of the assets acquired and liabilities assumed for this acquisition. As a result, the amount of the purchase price in excess of carrying value of the acquired assets and liabilities has not been fully allocated to the acquired assets and liabilities in the Consolidated Balance Sheet.
     In 2005, the Bank completed three acquisitions: Banco de Comercio in El Salvador; Waterous & Co., a global oil and gas energy acquisition and divestiture advisory firm; and the business of Pan American Financial, a mortgage originator in Puerto Rico. Total goodwill of $227 million and other intangible assets of $24 million have been recorded in the Consolidated Balance Sheet. During 2006, a further amount of $16 million of goodwill was recorded in relation to these acquisitions.
The purchase price allocations for 2006 acquisitions may be refined as the Bank completes its valuation of the assets acquired and liabilities assumed. These Canadian and International purchases did not have a material effect on the Bank’s consolidated financial results or the consolidated financial position for the fiscal year.
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CONSOLIDATED FINANCIAL STATEMENTS
25. Reconciliation of Canadian and United States generally accepted accounting principles (GAAP)
The consolidated financial statements of the Bank have been prepared in accordance with Canadian GAAP. The significant measurement differences between Canadian and U.S. GAAP affecting the consolidated financial statements are as follows:
Reconciliation of net income

		Net income
For the year ended October 31 ($ millions)	2006	2005	2004

Net income based on Canadian GAAP	$3,579	$3,209	$2,908
Employee future benefits (a)	24	(16)	1
Restructuring costs (b)	—	(2)	(23)
Transfers of loans (c)	(9)	(8)	(21)
Derivative instruments and hedging activities (d)	(1)	(1)	60
Unrealized gains (losses) on securities reclassified as trading (d)	(2)	(7)	55
Conversion of loans into debt securities (e)	9	86	39
Available-for-sale securities (e)	8	45	81
Computer software (f)	(20)	(22)	(29)
Stock-based compensation (g)
Transition adjustment	(12)	—	—
Current year adjustments	(23)	—	—
Liabilities and equity (h)	—	—	14
Other	—	—	10
Tax effect of above differences	3	(21)	(49)

Net income based on U.S. GAAP	$3,556	$3,263	$3,046

Preferred dividends paid and other	(30)	(25)	(30)

Net income available to common shareholders based on U.S. GAAP	$3,526	$3,238	$3,016

Earnings per common share based on U.S. GAAP (in dollars)(1):
Basic	$3.57	$3.24	$2.99
Diluted	$3.52	$3.20	$2.94

(1)	Earnings per share calculations are based on full dollar and share amounts.
(a) Employee future benefits
Canadian and U.S. accounting standards for employee future benefits are substantially consistent; however, there continues to be a difference in the charge to income between Canadian and U.S. GAAP, principally due to differences in the amortization of the transitional amounts resulting from differing adoption dates of those standards, and differences in the treatment of the pension valuation allowance.
     Canadian GAAP requires recognition of a pension valuation allowance for any excess of the prepaid benefit expense over the expected future benefit. Changes in the pension valuation allowance are recognized in the Consolidated Statement of Income. U.S. GAAP does not permit recognition of a pension valuation allowance.
     U.S. GAAP requires the excess of any unfunded accumulated benefit obligation (with certain other adjustments) to be reflected as an additional minimum pension liability in the U.S. GAAP Consolidated Balance Sheet with an offsetting adjustment to intangible assets to the extent of unrecognized prior service costs, with the remainder recorded in other comprehensive income.
(b) Restructuring costs
Under Canadian GAAP, restructuring costs incurred for activities initiated prior to April 1, 2003, were accrued as liabilities provided that a restructuring plan detailing all major actions to be taken had been approved by an appropriate level of management, and significant changes to the plan were not likely. Under U.S. GAAP, for activities initiated prior to January 1, 2003, additional criteria were required to have been met prior to accrual, including that certain restructuring costs be incurred within one year from the date of approval of the restructuring plan; the accruals recorded under Canadian GAAP for certain planned restructuring costs not incurred within the one-year time limit were reversed under U.S. GAAP and the costs are expensed as incurred. For restructuring costs incurred for activities initiated after March 31, 2003, Canadian and U.S. GAAP are consistent.
(c) Transfers of loans through securitizations
Effective July 1, 2001, the Bank adopted a new Canadian accounting guideline for transfers of loans on a prospective basis. This guideline is consistent with the U.S. standard for transfers of loans adopted on April 1, 2001.
     Prior to the adoption of the new Canadian guideline, transfers of loans were treated as sales under Canadian GAAP when the significant risks and rewards of ownership were transferred. Gains on transfers of loans were recognized immediately, unless there was recourse to the Bank in excess of expected losses, in which case the gains were considered unrealized and deferred until they were collected in cash and there was no recourse to that cash. Under U.S. GAAP, gains on transfers of loans that qualify as sales are recognized in income at the time of sale. There will continue to be differences in Canadian and U.S. GAAP income until the deferred gains related to assets securitized prior to July 1, 2001 have all been recognized in Canadian GAAP income.
     Prior to the harmonization of Canadian and U.S. GAAP, some transfers of assets did not qualify for sale accounting under U.S. GAAP. These transfers have been accounted for as secured lending arrangements under U.S. GAAP. This results in the assets remaining on the U.S. GAAP Consolidated Balance Sheet and in the net spread being recognized in U.S. GAAP income over the term of the loans rather than immediate recognition of a gain.
(d) Derivative instruments and hedging activities
Under Canadian GAAP, the Bank accounts for derivative instruments held for asset/liability management purposes on an accrual basis if they qualify for hedge accounting. Derivative instruments held for asset/liability management purposes which do not meet hedge accounting criteria and those held for trading purposes are accounted for at fair value with changes in fair value recognized in income.
     U.S. GAAP requires all derivative instruments to be recognized at fair value in the Consolidated Balance Sheet. U.S. GAAP restricts the types of transactions that qualify for hedge accounting and contains
2006 SCOTIABANK ANNUAL REPORT       127

CONSOLIDATED FINANCIAL STATEMENTS
guidance on measuring hedge effectiveness. The change in fair value of a derivative instrument designated as a fair value hedge is offset in U.S. GAAP income against the change in the fair value of the hedged item relating to the hedged risk. The change in fair value of a derivative instrument designated as a cash flow hedge is recorded in other comprehensive income until the revenues or expenses relating to the hedged item are recorded in income. Hedge ineffectiveness and changes in the fair value of derivative instruments that do not qualify as hedges are recognized in income as they arise. The Bank has recorded an after-tax loss of $5 million (2005 – after-tax loss of $5 million; 2004 – after-tax loss of $17 million), which represents the ineffective portion of designated hedges.
     U.S. GAAP also requires derivative instruments embedded in financial instruments that are not clearly and closely related to their host instrument to be separated and recorded at their fair value. If an embedded derivative cannot be separated, the entire financial instrument is recorded at fair value. Certain securities with embedded derivatives were reclassified from available-for-sale to trading securities. Under Canadian GAAP, these securities are classified as investment securities.
     The Bank has fair value hedges of interest rate risk relating to its fixed rate instruments in addition to cash flow hedges of its variable rate instruments. The Bank expects to reclassify an after-tax loss of $15 million (2005 – after-tax gain of $7 million; 2004 – after-tax gain of $10 million) from accumulated other comprehensive income to earnings as a result of its cash flow hedges within the next twelve months. As at October 31, 2006, 2005 and 2004, the maximum term of cash flow hedges was less than 10 years.
     The unrealized gain or loss arising at the inception of a derivative transaction is recognized in U.S. GAAP income only when the fair value of the derivative is obtained from a quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. This requirement resulted in a U.S. GAAP after-tax loss of $2 million in 2006 (2005 – after-tax gain of $1 million; 2004 – after-tax loss of $10 million).
(e) Securities
U.S. GAAP requires securities to be classified as either trading, held to maturity or available-for-sale. The Bank has classified all investment securities as available-for-sale under U.S. GAAP (other than those reclassified to trading on adoption of the U.S. accounting standard on derivative instruments and hedging activities as discussed in (d) above), which are carried on the Consolidated Balance Sheet at their fair value. Other-than-temporary declines in the fair value of available-for-sale securities are recognized in U.S. GAAP income based on market values; declines in fair values are generally presumed to be other than temporary if they have persisted over a number of quarters. Both investment securities and trading securities are required to be accounted for on a trade date basis in the Consolidated Statement of Income and Consolidated Balance Sheet.
     Under U.S. GAAP, unrealized gains and losses on available-for-sale securities, net of related income taxes, are recorded in other comprehensive income until realized, except for the unrealized gains and losses on hedged available-for-sale securities, which are recorded in U.S. GAAP income.
     Under Canadian GAAP, securities are classified as either trading or investment. The Bank carries investment securities at amortized cost. Other-than-temporary declines in the value of investment securities are recorded in income based on net realizable values; declines in fair values are generally presumed to be other than temporary if conditions indicating impairment have persisted for a more prolonged period of time than under U.S. GAAP. Investment securities and trading securities are accounted for on a settlement date basis in the Consolidated Balance Sheet and on a trade date basis in the Consolidated Statement of Income.
     Under Canadian GAAP, debt securities acquired in a loan restructuring prior to May 1, 2003 were recorded at net book value. Under U.S. GAAP, the debt securities are recorded at their fair value with the difference between the carrying value of the loans and the fair value of the debt securities acquired recorded in income. For debt securities acquired in a loan restructuring after April 30, 2003, Canadian and U.S. GAAP are consistent.
(f) Computer software
U.S. GAAP requires qualifying software costs to be capitalized and depreciated over the useful life of the software. Prior to November 1, 2003, these costs were expensed as incurred under Canadian GAAP. For software costs incurred after November 1, 2003, Canadian and U.S. GAAP are consistent.
(g) Stock-based compensation
Effective November 1, 2005, the Bank adopted, on a modified prospective basis, a new standard issued by the U.S. Financial Accounting Standards Board amending the accounting for stock-based compensation to new awards and to any awards modified, repurchased or cancelled after the effective date. The prospective adoption of the standard requires the use of a fair-value-based method, rather than an intrinsic-value-based method, to measure and account for the cost of employee services received in exchange for an award linked to the Bank’s common shares. The greatest impact was on the Bank’s employee stock option plan.
     The pre-tax cumulative effect of adopting the new standard on November 1, 2005 and the incremental U.S. GAAP stock-based compensation expense in 2006 were $12 million and $23 million, respectively. These amounts were quantified using the Black-Scholes option pricing model and the following weighted average assumptions:

As at	October 31, 2006	November 1, 2005

Risk-free interest rate	4.16%	3.83%
Expected dividend yield	3.16%	3.07%
Expected price volatility	16.5%	15.9%
Expected life of option	5.7 years	5.4 years
     Under Canadian GAAP, the Bank uses an intrinsic-value-based method to record stock-based compensation expense for all liability classified awards. Effective November 1, 2005, the Bank adopted a new pronouncement amending the accounting for stock-based compensation for employees eligible to retire before the vesting date. Details are provided in Note 1. There was also a corresponding change in U.S. GAAP; however, this change is required to be applied prospectively under U.S. GAAP for awards granted in fiscal 2006.
(h) Liabilities and equity
Under Canadian GAAP, effective November 1, 2004, the Bank retroactively adopted, with restatement of prior periods, a new pronouncement amending the accounting for certain financial instruments that have the characteristics of both a liability and equity [refer to Note 13]. There was no corresponding change in U.S. GAAP. The dividends paid on the preferred shares issued directly by the Bank that have retroactively been reclassified as interest expense under Canadian GAAP in 2004 continue to be recorded in shareholders’ equity under U.S. GAAP.
     Under Canadian GAAP, the preferred shares issued by Scotia Mortgage Investment Corporation and the Scotiabank Trust Securities issued by BNS Capital Trust are recorded as capital instrument liabilities whereas under U.S. GAAP, these are recorded as non-controlling interest in subsidiaries.
128       2006 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
(i) Guarantees
U.S. GAAP requires recognition of a liability for the fair value of the obligation assumed at the inception of the arrangement for guarantees issued or modified after December 31, 2002. The fair value under U.S. GAAP for guarantees at October 31, 2006 amounted to $340 million (2005 – $304 million). The amount excludes derivative instruments meeting the Canadian GAAP definition of guarantees, the fair value of which is included in the amounts disclosed in Note 23.
(j) Variable interest entities (VIEs)
Under U.S. GAAP, VIEs created after January 31, 2003 are required to be consolidated where the Bank is the primary beneficiary; there is no material measurement difference between Canadian and U.S. GAAP affecting the consolidated financial statements as a result of this requirement. For the remaining VIEs, the accounting on a U.S. GAAP basis is effective October 31, 2004. Under Canadian GAAP, the Bank prospectively adopted, on November 1, 2004, a new guideline on the consolidation of VIEs, which, apart from the difference in effective dates, is harmonized with U.S. GAAP.
     There were no differences in 2006 or 2005 relating to the consolidation of VIEs under U.S. GAAP.
(k) Non-cash collateral
Under Canadian GAAP, non-cash collateral received as part of securities lending transactions is not recognized in the Consolidated Balance Sheet. Under U.S. GAAP, collateral received for transactions where the Bank lends securities as principal is accounted for as a secured borrowing in the Consolidated Balance Sheet.
     The adjustment for non-cash collateral received in securities lending transactions resulted in an addition to other assets of $8,922 million (2005 – $6,969 million) and an addition to other liabilities of $8,922 million (2005 – $6,969 million).
(l) Comprehensive income
U.S. GAAP requires a statement of comprehensive income to be included in the financial statements. Comprehensive income includes net income and all changes in equity, net of taxes, for the period except those resulting from investments by and distributions to shareholders. Comprehensive income also includes the foreign currency translation adjustments arising from the consolidation of subsidiaries where the functional currency is other than the reporting currency. Under Canadian GAAP, there is no current requirement to present a statement of comprehensive income, and the foreign currency translation adjustments pertaining to net investments in foreign subsidiaries are presented in cumulative foreign currency translation in the Consolidated Balance Sheet.
(m) Non-controlling interest in subsidiaries
Under U.S. GAAP, non-controlling interest in subsidiaries is presented separately.
Consolidated statement of comprehensive income

For the year ended October 31 ($ millions)	2006	2005	2004

Net income based on U.S. GAAP	$3,556	$3,263	$3,046
Other comprehensive income, net of income taxes:
Change in unrealized gains and losses on available-for-sale securities, net of hedging activities(1)	(18)	(211)	101
Change in unrealized foreign currency translation gains and losses, net of hedging activities(2)	(360)	(178)	(705)
Change in gains and losses on derivative instruments designated as cash flow hedges(3)	(38)	9	(8)
Change in additional minimum pension liability(4)	2	(29)	16

Total other comprehensive income	$(414)	$(409)	$(596)

Total comprehensive income	$3,142	$2,854	$2,450

Accumulated other comprehensive income

For the year ended October 31 ($ millions)	2006	2005	2004

Unrealized gains and losses on available-for-sale securities, net of hedging activities	$842	$860	$1,071
Unrealized foreign currency translation gains and losses, net of hedging activities	(2,435)	(2,075)	(1,897)
Derivative instruments	(55)	(17)	(26)
Additional minimum pension liability	(39)	(41)	(12)

Total accumulated other comprehensive income	$(1,687)	$(1,273)	$(864)

(1)	Net of income tax benefit of $4 (2005 – benefit of $112; 2004 – expense of $115).

(2)	Net of income tax of nil (2005 – nil; 2004 – benefit of $1).

(3)	Net of income tax benefit of $20 (2005 – expense of $3; 2004 – expense of $1).

(4)	Net of income tax expense of $2 (2005 – benefit of $16; 2004 – expense of $7).
2006 SCOTIABANK ANNUAL REPORT     129

CONSOLIDATED FINANCIAL STATEMENTS
Stock-based compensation – Pro-forma disclosures
For U.S. GAAP purposes, the Bank accounted for stock options issued prior to November 1, 2002 using the intrinsic-value-based method, which did not result in a compensation expense to the Bank. Effective November 1, 2002, the Bank commenced expensing the fair value of stock options on a prospective basis.
U.S. GAAP requires pro-forma disclosure of net income and earnings per share as if the fair-value-based method had been applied retroactively, as detailed below:

For the year ended October 31 ($ millions)	2006	2005	2004

Net income, as reported	$3,556	$3,263	$3,046
Pro-forma fair value of stock options not previously expensed	—	—	21

Pro-forma net income	$3,556	$3,263	$3,025

Earnings per share(1):
Basic, as reported	$3.57	$3.24	$2.99

Basic, pro-forma	$3.57	$3.24	$2.97

Diluted, as reported	$3.52	$3.20	$2.94

Diluted, pro-forma	$3.52	$3.20	$2.92

(1)	Earnings per share calculations are based on full dollar and share amounts.
In determining the pro-forma disclosures above, the fair value of options granted is estimated as at the date of grant using an option pricing model. The fair value is then amortized over the vesting period. As a result of the retroactive attachment of Tandem SARs to the 2002 employee stock option grants, the 2004 pro-forma disclosures do not reflect a fair value expense for these employee stock options. The fair value of the fiscal 2002 employee stock option grants was $7.06. Significant assumptions for 2002, were as follows:
(i) risk-free interest rate of 5.2%; (ii) expected option life of 6 years; (iii) expected volatility of 30%; and (iv) expected dividends of 2.7%. By the end of fiscal 2004, all stock options issued prior to November 1, 2002, were fully amortized.
Condensed consolidated balance sheet

	2006				2005
	Canadian			U.S.	Canadian			U.S.
As at October 31 ($ millions)	GAAP	Adjustments		GAAP	GAAP	Adjustments		GAAP

Assets
Cash resources	$23,376	$—		$23,376	$20,505	$—		$20,505
Securities
Investment/Available-for-sale	33,012	585	[d,e]	33,597	23,452	650	[c,d,e]	24,102
Trading	62,490	166	[d,e]	62,656	50,007	56	[d,e]	50,063
Loans	228,479	1,332	[c,d]	229,811	191,005	674	[c]	191,679
Derivative instruments	10,369	2,157	[d]	12,526	11,622	1,366	[d]	12,988
Other	21,280	11,122	(1)	32,402	17,434	6,587	(5)	24,021

	$379,006	$15,362		$394,368	$314,025	$9,333		$323,358

Liabilities and shareholders’ equity
Liabilities
Deposits	$263,914	$1,358	[c,d]	$265,272	$217,445	$717	[c,d]	$218,162
Derivative instruments	11,211	2,163	[d]	13,374	11,193	1,911	[d]	13,104
Other	82,878	11,180	(2)	94,058	65,652	5,954	(6)	71,606
Non-controlling interest in subsidiaries	435	(435)	[m]	—	306	(306)[m]		—
Subordinated debentures	2,271	14	[d]	2,285	2,597	52	[d]	2,649
Capital instrument liabilities	750	(750)	[h]	—	750	(750)[h]		—

	$361,459	$13,530		$374,989	$297,943	$7,578		$305,521

Non-controlling interest in subsidiaries	$—	$1,185	[h,m]	$1,185	$—	$1,056	[h,m]	$1,056

Shareholders’ equity
Capital stock
Preferred shares	$600	$—		$600	$600	$—		$600
Common shares and contributed surplus	3,425	—		3,425	3,317	—		3,317
Retained earnings	15,843	13	(3)	15,856	14,126	11	(7)	14,137
Cumulative foreign currency translation	(2,321)	2,321	[l]	—	(1,961)	1,961	[l]	—
Accumulated other comprehensive income	—	(1,687)	(4)	(1,687)	—	(1,273	)(8)	(1,273)

	$17,547	$647		$18,194	$16,082	$699		$16,781

	$379,006	$15,362		$394,368	$314,025	$9,333		$323,358

Note references refer to GAAP differences described above.

(1)	Refer to a, b, c, d, e, f, i, k.

(2)	Refer to a, b, c, d, e, g, i, k.

(3)	Refer to a, b, c, d, e, f, g.

(4)	Refer to a, d, e, l.

(5)	Refer to a, b, c, d, e, f, i, k.

(6)	Refer to a, b, c, d, e, i, k.

(7)	Refer to a, b, c, d, e, f.

(8)	Refer to a, d, e, l.
130     2006 SCOTIABANK ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
Future accounting changes
Accounting for uncertainty in income taxes
In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. This FASB interpretation is effective for the Bank beginning November 1, 2007. The impact of this standard has not yet been determined.
Accounting for employee future benefits
In September 2006, the FASB issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R). The standard will require an employer to recognize the overfunded or underfunded status of a defined benefit pension and other post-retirement benefit plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The statement will also require an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, rather than up to three months before that date, with limited exceptions. The minimum pension liability currently recorded under U.S. GAAP will no longer be required. The statement is effective for the Bank on October 31, 2007. In the case of the requirement to measure the funded status as of the year-end date, this is effective for the Bank on October 31, 2008. The impact of this standard has not yet been determined.
Accounting for certain hybrid financial instruments
In February 2006, the FASB issued FASB Statement No. 155, Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statement No. 133 and 140, amending the accounting for certain hybrid financial instruments. This standard allows an entity to elect to measure certain hybrid financial statements at fair value in their entirety, with changes in fair value recognized in earnings. The requirements of this standard will be effective for the Bank beginning November 1, 2006. This standard is not anticipated to have a material impact on the Bank’s U.S. GAAP consolidated financial statements.
2006 SCOTIABANK ANNUAL REPORT     131

PRINCIPAL SUBSIDIARIES
Principal Subsidiaries(1)

As at October 31, 2006 ($ millions)	Principal office	Carrying value of shares

Canadian
BNS Capital Trust	Toronto, Ontario	$121

BNSII Group	Toronto, Ontario	$9,115
Montreal Trust Company of Canada	Montreal, Quebec
MontroServices Corporation	Montreal, Quebec
Scotia Merchant Capital Corporation	Toronto, Ontario
BNS Investments Inc.	Toronto, Ontario

Maple Trust Company	Toronto, Ontario	$232

National Trustco Inc.	Toronto, Ontario	$472
The Bank of Nova Scotia Trust Company	Toronto, Ontario
National Trust Company	Toronto, Ontario

RoyNat Inc.	Toronto, Ontario	$60

Scotia Capital Inc.	Toronto, Ontario	$257

Scotia Cassels Investment Counsel Limited	Toronto, Ontario	$10

Scotia Life Insurance Company	Toronto, Ontario	$79

Scotia Mortgage Corporation	Toronto, Ontario	$235

Scotia Mortgage Investment Corporation	St. John’s, Newfoundland	$54

Scotia Securities Inc.	Toronto, Ontario	$490

Scotiabank Capital Trust(2)	Toronto, Ontario	$8

International
The Bank of Nova Scotia Berhad	Kuala Lumpur, Malaysia	$144

The Bank of Nova Scotia International Limited	Nassau, Bahamas	$7,323
BNS International (Barbados) Limited	Warrens, Barbados
Corporacion Interfin	San Jose, Costa Rica
The Bank of Nova Scotia Asia Limited	Singapore
The Bank of Nova Scotia Trust Company (Bahamas) Limited	Nassau, Bahamas
Scotiabank & Trust (Cayman) Limited	Grand Cayman, Cayman Islands
Scotia Insurance (Barbados) Limited	Warrens, Barbados
Scotiabank (Bahamas) Limited	Nassau, Bahamas
Scotiabank (British Virgin Islands) Limited	Road Town, Tortola, B.V.I.
Scotiabank (Hong Kong) Limited	Hong Kong, China
Scotiabank (Ireland) Limited	Dublin, Ireland

The Bank of Nova Scotia Jamaica Limited (70%)	Kingston, Jamaica	$299

Grupo Financiero Scotiabank, S.A. de C.V. (97%)	Mexico, D.F., Mexico	$1,892

Nova Scotia Inversiones Limitada	Santiago, Chile	$408
Scotiabank Sud Americano, S.A. (99%)	Santiago, Chile

Scotia Capital (USA) Inc.	New York, New York	(3)

Scotia Holdings (US) Inc.	Atlanta, Georgia	(4)
The Bank of Nova Scotia Trust Company of New York	New York, New York
Scotiabanc Inc.	Atlanta, Georgia

Scotia International Limited	Nassau, Bahamas	$618
Grupo BNS de Costa Rica, S.A.	San Jose, Costa Rica
Scotiabank Anguilla Limited	The Valley, Anguilla

Scotiabank de Puerto Rico	Hato Rey, Puerto Rico	$201

Scotiabank El Salvador, S.A. (99%)	San Salvador, El Salvador	$332

Scotiabank Europe plc	London, England	$2,138

Scotiabank Peru, S.A. (77.6%)	Lima, Peru	$467

Scotiabank Trinidad & Tobago Limited (51%)	Port of Spain, Trinidad	$136

(1)	The Bank owns 100% of the outstanding voting shares of each subsidiary unless otherwise noted. The listing includes major operating subsidiaries only.

(2)	In terms of current accounting standards, this entity is not consolidated as the Bank is not the primary beneficiary.

(3)	The carrying value of this subsidiary is included with that of its parent, Scotia Capital Inc.

(4)	The carrying value of this subsidiary is included with that of its parent, BNS Investments Inc.
132     2006 SCOTIABANK ANNUAL REPORT

Glossary
ALLOWANCE FOR CREDIT LOSSES: An allowance set aside which, in management’s opinion, is adequate to absorb all credit-related losses from on and off-balance sheet items. It includes specific and general allowances.
ASSETS UNDER ADMINISTRATION AND MANAGEMENT: Assets owned by customers, for which the Bank provides management and custodial services. These assets are not reported on the Bank’s consolidated balance sheet.
BANKERS’ ACCEPTANCES (BAs): Negotiable, short-term debt securities, guaranteed for a fee by the issuer’s bank.
BASIS POINT: A unit of measure defined as one-hundredth of one percent.
CAPITAL: Consists of common shareholders’ equity, preferred shareholders’ equity and subordinated debentures. It can support asset growth, provide against loan losses and protect depositors.
CAPITAL INSTRUMENT LIABILITY: A financial instrument, normally qualifying as Tier 1 capital, that has the potential for being settled for a variable number of the Bank’s own equity instruments.
DERIVATIVE PRODUCTS: Financial contracts whose value is derived from an underlying price, interest rate, exchange rate of price index. Forwards, options and swaps are all derivative instruments.
FOREIGN CURRENCY TRANSLATION GAIN/LOSS: The unrealized gain or loss recorded when foreign currency assets and liabilities are translated into Canadian dollars at a balance sheet date, when exchange rates differ from those of the previous balance sheet date.
FOREIGN EXCHANGE CONTRACTS: Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.
FORWARD RATE AGREEMENT (FRA): A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.
FUTURES: Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.
GENERAL ALLOWANCE: Established by the Bank to recognize credit losses which have occurred as at the balance sheet date, but have not yet been specifically identified on an individual item-by-item basis.
HEDGING: Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.
IMPAIRED LOANS: Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due a prescribed period. Interest is not accrued on impaired loans.
MARKED-TO-MARKET: The valuation of securities and off-balance sheet instruments, such as interest and exchange rate contracts, held for trading purposes, at market prices as of the balance sheet date. The difference between market and book value is recorded as a gain or loss to income.
MIDDLE OFFICE: The independent middle office plays a key role in risk management and measurement. It reviews trading models and valuations; develops and performs stress tests, sensitivity analysis and VAR calculations; reviews profit and loss performance; and participates in new product development.
NET INTEREST MARGIN: Net interest income, on a taxable equivalent basis, expressed as a percentage of average total assets.
NOTIONAL PRINCIPAL AMOUNTS: The contract or principal amounts used to determine payments for certain off-balance sheet instruments, such as FRAs, interest rate swaps and cross-currency swaps. The amounts are termed “notional” because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.
OFF-BALANCE SHEET INSTRUMENTS: These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments.
OPTIONS: Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call) or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.
OSFI: The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.
PRODUCTIVITY RATIO: Measures the efficiency with which the Bank incurs expenses to generate revenue. It expresses non-interest expenses as a percentage of the sum of net interest income on a taxable equivalent basis and other income. A lower ratio indicates improved productivity.
REPOS: Repos is short for “obligations related to assets sold under repurchase agreements” – a short-term transaction where the Bank sells assets, normally government bonds, to a client and simultaneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term funding.
RETURN ON EQUITY (ROE): Net income available to common shareholders, expressed as a percentage of average common shareholders’ equity.
REVERSE REPOS: Short for “assets purchased under resale agreements” – a short-term transaction where the Bank purchases assets, normally government bonds, from a client and simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.
RISK-WEIGHTED ASSETS: Calculated using weights based on the degree of credit risk for each class of counterparty. Off-balance sheet instruments are converted to balance sheet equivalents, using specified conversion factors, before the appropriate risk weights are applied.
SECURITIZATION: The process by which financial assets (typically loans) are transferred to a trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans. The Bank normally accounts for these transfers as a sale, provided certain conditions are met, and accordingly, the loans are removed from the consolidated balance sheet.
STANDBY LETTERS OF CREDIT AND LETTERS OF GUARANTEE: Assurances given by the Bank that it will make payments on behalf of clients to third parties. The Bank has recourse against its clients for any such advanced funds.
SWAPS: Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over predetermined periods of time.
TAXABLE EQUIVALENT BASIS (TEB): The grossing up of tax-exempt income earned on certain securities to an equivalent before-tax basis. This ensures uniform measurement and comparison of net interest income arising from both taxable and tax-exempt sources.
TIER 1, TOTAL CAPITAL AND TANGIBLE COMMON EQUITY RATIOS: These are ratios of capital to risk-weighted assets, as stipulated by OSFI, based on guidelines developed under the auspices of the Bank for International Settlements (BIS). Tier 1 capital, the more permanent, consists primarily of common shareholders’ equity, non-controlling interest in subsidiaries plus non-cumulative preferred shares, less unamortized goodwill and ineligible intangible assets. Tier 2 capital consists mainly of subordinated debentures and the eligible general allowance. Together, Tier 1 and Tier 2 capital less certain deductions comprise total regulatory capital. Tangible common equity is comprised of common shareholders’ equity, less goodwill and intangible assets.
VALUE AT RISK (VAR): VAR is an estimate of the potential loss of value that might result from holding a position for a specified period of time, with a given level of statistical confidence.
VARIABLE INTEREST ENTITY: An entity where its equity at risk is insufficient to permit the financing of its activities on a stand-alone basis or where its equity investors, as a group, lack certain essential characteristics of a controlling financial interest.
YIELD CURVE: A graph showing the term structure of interest rates, plotting the yields of similar quality bonds by term to maturity.
2006 SCOTIABANK ANNUAL REPORT      133

Shareholder information
Annual Meeting
Shareholders are invited to attend the 175th Annual Meeting of Holders of Common Shares, to be held on March 6, 2007, at The World Trade and Convention Centre, Port Royal Room, 1800 Argyle Street, Halifax, Nova Scotia, Canada, beginning at 10:00 a.m. (Atlantic Time).
Shareholdings and Dividends
Information regarding your shareholdings and dividends may be obtained by contacting the Transfer Agent.
Direct Deposit Service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the Transfer Agent.
Dividend and Share Purchase Plan
Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
     As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.
     For more information on participation in the plan, please contact the Transfer Agent.
Listing of Shares
Common shares of the Bank are listed for trading on the Toronto and New York stock exchanges.
     Series 12 and Series 13 preferred shares of the Bank are listed on the Toronto Stock Exchange.
Stock Symbols

STOCK	TICKER SYMBOL	CUSIP NO.

Common shares	BNS	064149 10 7

Series 12, Preferred	BNS.PR.J	064149 81 8

Series 13, Preferred	BNS.PR.K	064149 79 2

Dividend Dates for 2007
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

RECORD DATE	PAYMENT DATE

January 2	January 29

April 3	April 26

July 3	July 27

October 2	October 29

Future Annual Meeting
The Annual Meeting for the fiscal year 2007 is scheduled for March 4, 2008, in Edmonton, Alberta.
Valuation Day Price
For Canadian income tax purposes, The Bank of Nova Scotia’s common stock was quoted at $31.13 per share on Valuation Day, December 22, 1971. This is equivalent to $2.594 after adjusting for the two-for-one stock split in 1976, the three-for-one stock split in 1984, and the two-for-one stock split in 1998. The stock dividend in 2004 did not affect the Valuation Day amount. The stock received as part of the 2004 stock dividend is not included in the pre-1971 pool.
Duplicated Communication
Some registered holders of The Bank of Nova Scotia shares might receive more than one copy of shareholder mailings, such as this annual report. Every effort is made to avoid duplication; however, if you are registered with different names and/or addresses, multiple mailings may result.
     If you receive, but do not require, more than one mailing for the same ownership, please contact the Transfer Agent to combine the accounts.
Credit Ratings
SENIOR LONG-TERM DEBT/DEPOSITS

DBRS	AA

FITCH	AA-

Moody’s	Aa3

Standard & Poor’s	AA-

SHORT TERM DEPOSITS/COMMERCIAL PAPER

DBRS	R-1(high)

Fitch	F1+

Moody’s	P-1

Standard & Poor’s	A-1+

SUBORDINATED DEBT

DBRS	AA(low)

Moody’s	A1

Standard & Poor’s	A+

PREFERRED SHARES

DBRS	Pfd-1

134       2006 SCOTIABANK ANNUAL REPORT

Additional Information

Corporate Headquarters Scotiabank Scotia Plaza 44 King Street West Toronto, Ontario Canada M5H 1H1 Tel: (416) 866-6161 Fax: (416) 866-3750 E-mail: email@scotiabank.com	Shareholder Services
TRANSFER AGENT AND REGISTRAR
MAIN AGENT
Computershare Trust Company of
Canada
100 University Avenue, 9th Floor
Toronto, Ontario
Canada M5J 2Y1
Tel: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com

CO-TRANSFER AGENT (U.S.A.)
Computershare Trust Company, Inc.
350 Indiana Street
Golden, Colorado 80401
U.S.A.
Tel: 1-800-962-4284
For further information
PUBLIC, CORPORATE AND GOVERNMENT
AFFAIRS
Scotiabank
44 King Street West
Toronto, Ontario
Canada M5H 1H1
Tel: (416) 866-3925
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.com

CUSTOMER SERVICE CENTRE
1-800-4-SCOTIA

Online
For product, corporate, financial
FINANCE DEPARTMENT Scotiabank 44 King Street West	and shareholder information: www.scotiabank.com and www.scotiacapital.com
Toronto, Ontario
Canada M5H 1H1
Tel: (416) 866-4790
Fax: (416) 866-4048
E-mail:
corporate.secretary@scotiabank.com

FINANCIAL ANALYSTS, PORTFOLIO
MANAGERS AND OTHER INSTITUTIONAL
INVESTORS
Tel: (416) 866-5982
Fax: (416) 866-7867
E-mail:
investor.relations@scotiabank.com

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Caribbean And Central America: Anguilla, Antigua & Barbuda, Aruba, Bahamas, Barbados, Belize, British Virgin Islands, Cayman Islands, Costa Rica, Dominica, Dominican Republic, El Salvador, Grenada, Haiti, Jamaica, Netherlands Antilles (St. Maarten, Curaçao, Bonaire and St. Eustatius), Panama, Puerto Rico, St. Kitts & Nevis, St. Lucia, St. Vincent & The Grenadines, Trinidad & Tobago, Turks & Caicos, U.S. Virgin Islands. Around The World: Brazil, Canada, Chile, China, Dubai, Egypt, Guyana, Hong Kong, India, Ireland, Japan, Malaysia, Mexico, Peru, Republic of Korea, Singapore, Taiwan, Thailand, United Kingdom, United States, Venezuela, Vietnam.

™ Trademark of The Bank of Nova Scotia. † Boston Consulting Group 2005.†† From various publications 2002 to 2005.